UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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VAIL RESORTS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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LETTER FROM OUR CHAIRPERSON & CEO

October 30, 2026

To My Fellow Shareholders:

Thank you for your investment in Vail Resorts. As I reflect on this past year and my first ski season back as CEO, I'm more confident than ever in what sets Vail Resorts apart: our owned and operated network of 42 incredible resorts and our over 50,000 team members. Our fully integrated model creates distinct advantages across marketing, technology, and talent that uniquely position us to differentiate the guest experience. I'm excited about what we will achieve by further harnessing the strength of this network while continuing to celebrate what makes each of our resorts unique.

Fiscal 2026 saw one of the most challenging winters in history across the western United States. Yet, despite snowfall in the Rockies being 55% below the 30-year average from early season through April, total lift revenue declined just 3.5% for the year, demonstrating the resilience of our advance commitment model. Our diverse network of integrated resorts and disciplined cost management helped to provide further stability, and our investments in talent drove record guest satisfaction scores and strong employee engagement.

At the same time, the Board and I recognize that the Company's recent performance has not met our expectations or the full potential of our business. That's why, since I returned as CEO, we have taken decisive action to transform our Company and position Vail Resorts for sustainable long-term value creation. We have strengthened our Company leadership, including appointing a new Chief Revenue Officer with deep consumer and growth expertise. We have revamped our marketing approach and investment, putting our resorts at the center of our storytelling and creating stronger emotional connections with guests by celebrating what makes each mountain unique. And we have introduced new pass and lift ticket products and pricing strategies designed to make our mountains more accessible and compelling to a broader range of guests.

We have already seen some early proof points of this new strategy: record guest satisfaction scores last year, increasing our market share of lift tickets, and outperforming the industry on pass sales for this upcoming season. But that is just the beginning.

As we look to the future, a key part of this work is Epic Experience—our recently launched strategy to drive the next chapter of growth for Vail Resorts by delivering a differentiated guest experience that leads the ski industry and is best in class in the travel sector. Epic Experience is focused on making every part of the mountain journey more seamless, personalized, and memorable across five strategic pillars. Within the digital experience, this means setting a higher standard for guest engagement, including by expanding the My Epic app into a personalized digital companion to support guests before, during and after their time on the mountain and offering full native commerce for our core products and services. In gear, we are reimagining the rental experience into a more personalized and hassle-free end-to-end ecosystem for current renters and gear owners with premium gear access. With lessons, we are elevating the learning experience through digitization and high-touch service, including expanded ski school digitization and Epic Ascent, our premium private lesson experience. In food and beverage, we are raising the bar on mountain dining by upgrading food quality and presentation and using technology to improve guest flow. And finally, we are continuing to invest in top talent to drive excellent guest service, empowering frontline teams through investments in people, training and technology.

Under the Board's oversight, we have remained focused on improving performance while investing for the future. We continue to improve efficiency across the business through our Resource Efficiency Transformation plan, and expect to exceed our original target of $100 million in annual cost efficiencies by the end of fiscal year 2027. Building on that success, we have also identified an additional $30 million of efficiency opportunities through our AI-focused Technology Transformation, expected to be realized by the end of fiscal 2028. These efforts enable us to continue investing in our resorts—building on the approximately $2 billion we've invested over the last decade to enhance the guest experience, including transformative lift and access improvements at Park City Mountain—while maintaining a strong liquidity position and returning capital to shareholders through our quarterly dividend.

The Board also remains actively engaged in the important work of Board refreshment to ensure it maintains the right mix of skills and experience to successfully oversee the execution of the Company's strategy and operations. This year, we welcomed MGM Resorts International CEO Bill Hornbuckle as a new independent director. After 11 years of service, Sue Decker announced that she will step down at the 2026 Annual Meeting, and the Board thanks her for her service and many contributions to the

Company. The Board is conducting an active search for an additional independent director and expects to complete the search in early 2027. Upon completion, this will result in four new directors having been added over the last three years.

I continue to believe strongly in the enduring value of Vail Resorts: our integrated network of iconic mountain destinations, passionate teams, and relentless commitment to innovation and continuous improvement. Because of the decisive action we've taken over the last year and a half, we enter the coming year with a clear strategy, a strong foundation, and an unwavering focus on execution. We have the right Board in place to build on this progress and oversee our plan to restore growth and deliver sustainable value for our shareholders.

With our strategy underway, your vote is especially important at this year's Annual Meeting. As you may know, Oasis Investments II Master Fund Ltd. (together with its affiliates, "Oasis") provided notice of its intention to nominate Robert A. Chapek, M. Ashton Hudson, Bryce Roberts, and Picabo Street (each, an "Oasis Nominee") for election as directors at the Annual Meeting in opposition to the Company Nominees being recommended by your Board. In addition, Gregory S. Meyer ("Meyer") has provided notice of his intention to nominate himself (Meyer in such capacity, the "Meyer Nominee") for election as a director at the Annual Meeting in opposition to the Company Nominees being recommended by your Board. You may receive solicitation materials from Oasis or Meyer asking you to vote for their respective nominees.

The Board does NOT endorse any of the Oasis Nominees or the Meyer Nominee and strongly urges you NOT to vote using any materials sent to you by Oasis or Meyer.[1]

Your Board strongly urges you to use the enclosed WHITE proxy card or WHITE voting instruction form to vote "FOR" ONLY each of the nine (9) highly qualified Company Nominees (Reginald A. Chambers, William J. Hornbuckle, Robert A. Katz, Iris Knobloch, Nadia N. Rawlinson, Michele Romanow, Hilary A. Schneider, D. Bruce Sewell, and Peter A. Vaughn) and in accordance with the Board's recommendation on the other proposals included on the Company's WHITE proxy card or WHITE voting instruction form.

Whether or not you expect to attend the Annual Meeting, it is important that your shares be represented and voted. Please promptly vote your shares by submitting your proxy online or by completing, signing, dating and returning your WHITE proxy card or WHITE voting instruction form in the postage-paid envelope provided. If you have any questions about the Annual Meeting or how to vote your shares, please contact Okapi Partners LLC, the firm assisting the Company in the solicitation of proxies, at (855) 208-8903 or VAIL@okapipartners.com.

Your vote for Vail Resorts' Board nominees is a vote for seasoned leaders who have the experience, judgment, and commitment necessary to oversee the Company's strategy, investments, and execution to strengthen performance and create long-term value. Your current directors bring expertise across operations, hospitality, marketing, finance, technology, and governance that is directly relevant to our strategy and the opportunities before us.

I appreciate your continued trust and confidence in Vail Resorts, and I am excited about the opportunity ahead.

Thank you,

Robert A. Katz

Chairperson & Chief Executive Officer

[1] The Company is not responsible for the accuracy or completeness of any information provided by or relating to (a) Oasis or the Oasis Nominees contained in the solicitation materials filed or disseminated by or on behalf of Oasis or any other statements Oasis may make or (b) Meyer or the Meyer Nominee contained in solicitation materials filed or disseminated by or on behalf of Meyer or any other statements Meyer may make.

NOTICE OF THE 2026 ANNUAL MEETING OF STOCKHOLDERS

To be held on December 14, 2026

To our Shareholders:

The 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Vail Resorts, Inc., a Delaware corporation (the “Company”), will be held via a live virtual stockholder meeting on Monday, December 14, 2026 at 9 a.m., Mountain Time. The Annual Meeting will be held to:

	Proposal	Board Vote Recommendation
1	Elect nine (9) director nominees to the Board of Directors of the Company, each for a one-year term expiring at the 2027 annual meeting of stockholders	FOR EACH COMPANY NOMINEE
2	Ratify the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending July 31, 2027	FOR
3	Hold an advisory vote to approve executive compensation	FOR
4	Hold a vote to approve an amendment to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan	FOR

Such other business as may properly come before the Annual Meeting will also be voted upon at the discretion of proxy holders. These items of business are more fully described in this proxy statement accompanying this notice.

Only holders of record of shares of the Company's common stock at the close of business on October 19, 2026 (the “Record Date”) are entitled to receive notice of, and to vote at, the Annual Meeting or at any postponement or adjournment thereof. A list of shareholders entitled to vote at the Annual Meeting will be available for examination by any shareholder for ten days prior to the Annual Meeting at our principal executive offices located at 390 Interlocken Crescent, Broomfield, Colorado 80021.

Only such shareholders, their proxy holders, and the Company's invited guests may attend the Annual Meeting. In order to attend the virtual Annual Meeting, you will need to pre-register in advance no later than 24 hours prior to the meeting start time by visiting www.proxyvote.com. You will need the 16-digit control number included on your **WHITE** proxy card or **WHITE** voting instruction form. You will receive a confirmation email with information on how to attend the meeting. On the day of the meeting, you will be able to participate in the meeting by visiting *www.virtualshareholdermeeting.com/MTN2026* and log in using the same 16-digit control number you used to pre-register and as shown in the confirmation email. For more information concerning the Annual Meeting, including how to participate, please see “The Annual Meeting and Voting - Questions and Answers” beginning on page 104.

Please note that Oasis Investments II Master Fund Ltd. (together with its affiliates, "Oasis") provided notice of its intention to nominate Robert A. Chapek, M. Ashton Hudson, Bryce Roberts, and Picabo Street (each, an "Oasis Nominee") for election as directors at the Annual Meeting in opposition to the Company Nominees being recommended by your Board. Separately, Gregory S. Meyer ("Meyer") has also nominated himself (Meyer in such capacity, the "Meyer Nominee") for election as a director at the Annual Meeting in opposition to the Company Nominees being recommended by your Board.

The Board does **NOT** endorse any of the Oasis Nominees or Meyer Nominee and urges you to use the **WHITE** proxy card or **WHITE** voting instruction form to vote "FOR" each of the nine (9) Company Nominees recommended by the Board (Reginald A. Chambers, William J. Hornbuckle, Robert A. Katz, Iris Knobloch, Nadia N. Rawlinson, Michele Romanow, Hilary A. Schneider, D. Bruce Sewell, and Peter A. Vaughn) in accordance with the procedures outlined in Proposal 1 below.

Pursuant to the U.S. Securities and Exchange Commission (the "SEC") rules, the Company is required to include the Oasis Nominees and the Meyer Nominee on our **WHITE** proxy card and **WHITE** voting instruction form. However, the Board does **NOT** endorse any of the Oasis Nominees or the Meyer Nominee and urges you to instead use the **WHITE** proxy card or **WHITE** voting

instruction form to vote "FOR" each of the nine (9) Company Nominees recommended by the Board (Reginald A. Chambers, William J. Hornbuckle, Robert A. Katz, Iris Knobloch, Nadia N. Rawlinson, Michele Romanow, Hilary A. Schneider, D. Bruce Sewell, and Peter A. Vaughn) and as the Board recommends on all other proposals.

Additionally, you may receive solicitation materials from Oasis, including a proxy statement and a blue proxy card or a blue voting instruction form, and from Meyer, including a proxy statement and a proxy card or a voting instruction form of any other color, asking you to vote for the Oasis Nominees or the Meyer Nominee, respectively.

The Board strongly urges you to discard and **NOT** to vote using any blue proxy card or blue voting instruction form that may be sent to you by Oasis or any proxy card or voting instruction form of any other color that may be sent to you by Meyer. The Company is not responsible for the accuracy or completeness of any information provided by or relating to (a) Oasis or the Oasis Nominees contained in any solicitation materials filed or disseminated by or on behalf of Oasis or any other statements Oasis may make or (b) Meyer or the Meyer Nominee contained in solicitation materials filed or disseminated by or on behalf of Meyer or any other statements Meyer may make.

If you have already voted using a blue proxy card or blue voting instruction form sent to you by Oasis or a proxy card or voting instruction form of any other color sent to you by Meyer, you can revoke such proxy and vote for the Company Nominees and on the other matters to be voted on at the Annual Meeting by following the instructions on the enclosed **WHITE** proxy card or **WHITE** voting instruction form to vote online, or by signing, dating and returning the enclosed **WHITE** proxy card or **WHITE** voting instruction form in the postage-paid envelope provided. Only your latest validly executed proxy will count and any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in the accompanying proxy statement.

Your vote is extremely important.

We appreciate you taking the time to vote promptly. **Even if you currently plan to attend the Annual Meeting, please ensure your shares are represented by promptly using the WHITE proxy card or WHITE voting instruction form to vote TODAY.**

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 14, 2026: This proxy statement and our 2026 Annual Report to Stockholders (the "2026 Annual Report") are available at *www.virtualshareholdermeeting.com/MTN2026*. You may also obtain these proxy materials at the SEC website at www.sec.gov or by contacting the firm assisting the Company in the solicitation of proxies, Okapi Partners LLC, at its address and number listed below.

Except to the extent specifically referenced herein, information contained or referenced on our website is not incorporated by reference into and does not form a part of this proxy statement.

By Order of the Board of Directors,

Julie A. DeCecco

Executive Vice President, General Counsel and Chief Public Affairs Officer

Broomfield, Colorado

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, using the following contact information:

OKAPI PARTNERS

1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (855) 208-8903
Email: VAIL@okapipartners.com

TABLE OF CONTENTS

PROXY SUMMARY

This summary contains highlights about Vail Resorts, Inc. (“we,” “us,” “Vail Resorts,” or the “Company”) and the 2026 Annual Meeting of Stockholders ("Annual Meeting" or "2026 Annual Meeting"). This summary does not contain all of the information that you should consider in advance of the Annual Meeting, and we encourage you to read the entire proxy statement, our 2026 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on September 28, 2026 (the “Annual Report”) and any subsequent Quarterly Reports on Form 10-Q carefully before voting. Page references are provided to help you find further information in this proxy statement. For information concerning the Annual Meeting and voting on the proposals discussed in more detail in this proxy statement, please see “The Annual Meeting and Voting – Questions and Answers” beginning on page 104. Information on websites provided in this proxy statement is furnished and not filed with the SEC.

Meeting Information

DATE & TIME	Monday, December 14, 2026 at 9 a.m. Mountain Time
WEBSITE	www.virtualshareholdermeeting.com/MTN2026
RECORD DATE	October 19, 2026
VOTING	Stockholders at the close of business on the record date may vote at the 2026 Annual Meeting of Stockholders. Each share is entitled to one vote on each matter to be voted upon.

Voting Matters and Board Recommendation

The following table summarizes the proposals to be considered at the Annual Meeting. The Board of Directors of the Company ("the Board") recommends that you vote as follows with respect to each proposal. If you properly submit your **WHITE** proxy card or **WHITE** voting instruction form and do not specify how your shares are to be voted, your shares will be voted in accordance with the recommendations of the Board.

	Management Proposals	Board Vote Recommendation	Page Reference
1	Election of nine (9) director nominees to the Board, each for a one-year term expiring at the 2027 annual meeting of stockholders (the "2027 Annual Meeting")	**FOR EACH COMPANY NOMINEE**	12
2	Ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2027	**FOR**	88
3	Advisory vote to approve executive compensation	**FOR**	90
4	Approve an amendment to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan	**FOR**	92

Proposal No. 1: Election of Directors

We are asking shareholders to elect each of the following nine (9) individuals nominated by our Board at the 2026 Annual Meeting: Reginald A. Chambers, William J. Hornbuckle, Robert A. Katz, Iris Knobloch, Nadia N. Rawlinson, Michele Romanow, Hilary A. Schneider, D. Bruce Sewell, and Peter A. Vaughn (the "Company Nominees").

If elected, each Company Nominee will serve as a director for a one-year term expiring at the 2027 Annual Meeting and until such director's successor is duly elected and qualified, or until such director's death, resignation, or removal. Biographical information on the Company Nominees and a description of their qualifications to serve as directors appears below beginning on page 14. Each of the Company Nominees has consented to be named in this proxy statement and has agreed to serve if elected.

Please note that Oasis Investments II Master Fund Ltd. (together with its affiliates, "Oasis") provided notice of its intention to nominate Robert A. Chapek, M. Ashton Hudson, Bryce Roberts, and Picabo Street (each, an "Oasis Nominee") for election as directors at the Annual Meeting in opposition to the Company Nominees being recommended by your Board. Separately, Gregory S. Meyer ("Meyer") has also nominated himself (Meyer in such capacity, the "Meyer Nominee") for election as a director at the Annual Meeting in opposition to the Company Nominees being recommended by your Board.

Pursuant to the U.S. Securities and Exchange Commission (the "SEC") rules, the Company is required to include the Oasis Nominees and the Meyer Nominee on our **WHITE** proxy card and **WHITE** voting instruction form. Our Board does NOT endorse any of the Oasis Nominees or the Meyer Nominee and urges you to instead use the **WHITE** proxy card or **WHITE** voting instruction form to vote "FOR" each of the Company Nominees recommended by your Board (Reginald A. Chambers, William J. Hornbuckle, Robert A. Katz, Iris Knobloch, Nadia N. Rawlinson, Michele Romanow, Hilary A. Schneider, D. Bruce Sewell, and Peter A. Vaughn) and as the Board recommends on all other proposals.

You may receive solicitation materials from Oasis, including a proxy statement and a blue proxy card or a blue voting instruction form, and from Meyer, including a proxy statement and a proxy card or a voting instruction form of any other color, asking you to vote for the Oasis Nominees or the Meyer Nominee, respectively. The Board strongly urges you to discard and **NOT** to vote using any blue proxy card or blue voting instruction form that may be sent to you by Oasis or any proxy card or voting instruction form of any other color that may be sent to you by Meyer. The Company is not responsible for the accuracy or completeness of any information provided by or relating to (a) Oasis or the Oasis Nominees contained in any solicitation materials filed or disseminated by or on behalf of Oasis or any other statements Oasis may make or (b) Meyer or the Meyer Nominee contained in any solicitation materials filed or disseminated by or on behalf of Meyer or any other statements Meyer may make.

If you have already voted using a blue proxy card or blue voting instruction form sent to you by Oasis or a proxy card or voting instruction form of any other color sent to you by Meyer, you can revoke such proxy and vote for the Company Nominees and on the other matters to be voted on at the Annual Meeting by following the instructions on the enclosed **WHITE** proxy card or **WHITE** voting instruction form to vote online, or by signing, dating and returning the enclosed **WHITE** proxy card or **WHITE** voting instruction form in the postage-paid envelope provided. Only your latest validly executed proxy will count and any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

Proposal No. 2: Ratification of PricewaterhouseCoopers LLP as Independent Auditor

We are asking shareholders to ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm for fiscal 2027. The Audit Committee has selected, and the Board has ratified the selection of, PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for fiscal 2027. Set forth below is information about its fees in fiscal 2026 and fiscal 2025.

Type of fees[1]	2026 ($)	2025 ($)
Audit fees	3,835,000	4,109,000
Tax fees	—	—
Other fees	2,000	2,000
Total	**3,837,000**	**4,111,000**

(1) Details about the nature of the services provided in each category are included on page 88.

Proposal No. 3: Advisory Vote to Approve Executive Compensation

We are asking shareholders to cast an advisory, non-binding vote to approve compensation awarded to our named executive officers. The primary objective of our executive compensation program is to emphasize pay-for-performance by incentivizing our executive officers and senior management to drive superior results and generate shareholder value. Additional information

regarding our executive compensation program may be found elsewhere in this proxy statement, including in the Compensation Discussion and Analysis ("CD&A") beginning on page 50.

Proposal No. 4: Approve an Amendment to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan

We are asking shareholders to cast a vote to approve an amendment to our 2024 Omnibus Incentive Plan, referred to in this proxy statement as the "2024 Plan Amendment." If approved by shareholders at the Annual Meeting, the 2024 Plan Amendment will amend our 2024 Omnibus Incentive Plan ("2024 Plan") to increase the shares available for awards from 1,500,000 to 2,250,000.

How to Vote

YOUR VOTE IS IMPORTANT

Please submit your proxy vote as promptly as possible by using any of the following methods:

ONLINE	SCAN	MAIL
You may vote your shares online. Please locate the Control Number included on your **WHITE** proxy card or **WHITE** voting instruction form and access the website indicated.	Your **WHITE** proxy card and **WHITE** voting instruction form may also include a QR code for easy voting by your smart phone.	You may mark, sign and date your **WHITE** proxy card or **WHITE** voting instruction form and return it in the postage-paid envelope provided.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, using the following contact information:

OKAPI PARTNERS

1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (855) 208-8903
Email: VAIL@okapipartners.com

VAIL RESORTS

Who We Are

Vail Resorts operates a network of 42 iconic mountain resorts across North America, Europe and Australia. Our portfolio includes premier destinations such as Vail Mountain, Beaver Creek, Breckenridge, Park City Mountain, Whistler Blackcomb, and Keystone; beloved regional mountains like Stowe, Heavenly and Northstar; and local resorts close to metro areas that help to introduce the next generation of skiers and riders to the sport. Together, these resorts provide guests with an unmatched range of mountain experiences connected through the Epic Pass. We are passionate about providing an Experience of a Lifetime to our team members and guests. Through our environmental and social responsibility work, we are committed to reaching a zero net operating footprint by 2030, supporting our employees and communities, and broadening engagement in our sport. Beyond our resorts, Vail Resorts operates industry-leading ski and ride school programs, rental operations, distinctive dining and hospitality experiences, retail operations, and the Grand Teton Lodge Company.

What We Believe

Everything we do needs to be aligned with our five stakeholders:

- **Our Guests**
- **Our Employees**
- **Our Communities**
- **Our Environment**
- **Our Shareholders**



Our Mission: EXPERIENCE OF A LIFETIME

At Vail Resorts, our mission is simple – to provide an *Experience of a Lifetime*. We do this by creating an *Experience of a Lifetime* for our employees, so they can, in turn, provide an *Experience of a Lifetime* for our guests.

Our Core Values

As Vail Resorts employees, we hold ourselves accountable for living these foundational values every day in everything we do:

SERVE OTHERS	Lead with service to create *Experiences of a Lifetime* for one another and our guests.
DRIVE VALUE	Fuel business growth and guest loyalty through guest experience and continued innovation.
BE SAFE	Be committed to the safety and wellness of our employees and guests.
DO RIGHT	Act with integrity – always do the right thing, knowing it leads to the right outcome.
DO GOOD	Preserve our natural environments and contribute to the success of our local communities.
BE INCLUSIVE	Welcome everyone to our company, resorts and communities – include all races, gender identities, sexual orientations, abilities, and the many qualities that make each of us unique.
HAVE FUN	Fun is our product – create fun, enjoy your work, and share the contagious spirit.

Governance Highlights (see page 33)

We believe good governance is integral to achieving long-term shareholder value. We are committed to governance policies and practices that serve the interests of the Company and its shareholders. The Board monitors developments in governance best practices to assure it continues to meet its commitment to thoughtful and independent representation of shareholder interests.

Highlights of our corporate governance include:

DIRECTOR ELECTIONS	We hold an annual election of all directors for one-year terms. We also have a director resignation policy in uncontested director elections.
SHAREHOLDER ENGAGEMENT	The Board and management maintain an active dialogue with shareholders to understand their perspectives on strategy, performance, governance, capital allocation, executive compensation, and Board composition. In fiscal year 2026, the Company engaged directly with shareholders representing over 70% of our outstanding shares through a combination of one-on-one meetings, group discussions, and investor events. Feedback received through these engagements informed Board and management discussions regarding strategy, operational execution, capital allocation, leadership succession, and Board refreshment. In addition to direct engagement, we consistently host annual investor events and issue press releases to provide real-time updates on season-to-date performance and strategic execution. We also maintain detailed public disclosures on our governance practices, executive compensation, and sustainability initiatives, along with frequent updates on our investor relations website to ensure that shareholders have access to timely and relevant information.
CORPORATE GOVERNANCE POLICIES	The Company has adopted meaningful policies, including robust stock ownership guidelines for non-employee directors (5x) and executive officers (6x for CEO) to help align their interests with those of our shareholders, an anti-hedging policy for all directors and executive officers, and a clawback policy applicable to executive officers for both cash and equity-based incentive awards. The Compensation Committee also oversees executive compensation practices designed to align executive pay with Company performance and long-term shareholder value, while incorporating governance safeguards intended to mitigate excessive risk-taking.
DIRECTOR INDEPENDENCE	All of our director nominees are independent except for Mr. Katz, and all of our Audit, Compensation, and Nominating & Governance Committee members are independent. Executive sessions of independent directors are held at regularly scheduled Board meetings, which are led by our Lead Independent Director.
LEAD INDEPENDENT DIRECTOR	Lead Independent Director has a clearly defined and robust mandate, including authority over independent director meetings, a central role in setting Board agendas and schedules and responsibility for facilitating communication amongst the independent directors, the Chairperson and the Company's shareholders.
MAJORITY VOTING POLICY	Except in contested elections, directors serving on our Board must receive more "for" votes than "against" votes every year in order to be elected or reelected, ensuring strong alignment with shareholder preferences.
SUCCESSION PLANNING	The Board maintains an active Board and executive team succession planning process designed to support the continuity of the Company's leadership and long-term growth strategy. The comprehensive succession planning process includes both planned and unplanned transitions and a regular review of the Company's talent pipeline. The full Board has access to all levels of the senior leadership team through regular interactions and Board-level briefings.
BOARD AND BOARD COMMITTEE EVALUATIONS	Our Board reviews its performance and the performance of its committees on an annual basis. The objective of this review is to increase the effectiveness of the Board through the consideration of, among other things, Board composition and improved or alternative Board structures, organization, and processes.

Additional details on the Company's governance are available at *https://investors.vailresorts.com/corporate-governance* and on page 33 of this proxy statement.

Company Nominees (see page 12)

The following table provides summary information about each of the Company Nominees. Detailed information about each of the Company Nominee's background, qualifications, skills, and experience can be found beginning on page 14. The Board recommends that you vote on the **WHITE** proxy card or **WHITE** voting instruction form FOR only the nine (9) Company Nominees. While the total authorized number of directors is currently fixed at ten, Ms. Susan L. Decker has informed the Board that she will not stand for re-election at the Annual Meeting. Accordingly, the number of directors of the Company will be fixed at nine as of the Annual Meeting.

			Committee Memberships			
Director Nominee	**Primary Occupation and Experience**	**Independent**	**Audit**	**Comp[(1)]**	**N&G**	**Exec**
 **Reginald A. Chambers**	Executive Vice President, Business Operations, Teachers Insurance and Annuity Association of America	Yes	Chair **F**			
 **William J. Hornbuckle**	CEO and President of MGM Resorts International	Yes		■		
 **Robert A. Katz**	Chairperson of the Board and CEO, Vail Resorts, Inc.	No				■
 **Iris Knobloch**	President, Cannes Film Festival	Yes		■		
 **Nadia N. Rawlinson**	Co-Owner and Operating Chairman, WNBA Chicago Sky	Yes		Chair	■	
 **Michele Romanow**	Partner, Athena North, and Co-Founder and Executive Chairman, Clearco	Yes		■		
 **Hilary A. Schneider**	CEO of SimpliSafe	Yes		■		■
 **D. Bruce Sewell◆**	Former Senior Vice President, General Counsel and Secretary, Apple Inc.	Yes	**F**		■	■
 **Peter A. Vaughn**	Founding and Managing Director, Vaughn Advisory Group, LLC	Yes	■		Chair	
Fiscal 2026 Meetings:			**4**	**4**	**5**	**0**

Audit – Audit Committee

Comp – Compensation Committee

N&G – Nominating & Governance Committee

Exec – Executive Committee

F – Audit Committee Financial Expert

◆ – Lead Independent Director

(1) Ms. Decker will serve on the Compensation Committee until her current term of service ends at the Annual Meeting.

The Board held five meetings during fiscal 2026. Each of our then-serving directors attended at least 75% of the meetings held by the Board and Board committees on which he or she served during the fiscal year.

Director Nominee Skills and Qualifications

During the past three years, the Nominating & Governance Committee has approached refreshment of the Board with a goal of ensuring that the Board's composition reflects an appropriate balance of knowledge, experience, skills, and expertise to support our business strategy. As part of these efforts, three new directors have joined the Board in the past two and a half years and three long-tenured directors have stepped down over the past 18 months, reflecting the Committee's ongoing focus on thoughtful succession planning and Board renewal while maintaining continuity and institutional knowledge. The following information reflects information regarding the Company Nominees.

Board Composition

Our nine director nominees have an effective mix of skills, experience, background, and perspective.

BRAND MANAGEMENT, SALES, & MARKETING (7/9 nominees)	**CAPITAL ALLOCATION** (5/9 nominees)	**CORPORATE GOVERNANCE & STEWARDSHIP** (8/9 nominees)
EXECUTIVE LEADERSHIP (9/9 nominees)	**FINANCIAL REPORTING** (5/9 nominees)	**HUMAN CAPITAL MANAGEMENT** (4/9 nominees)
INDUSTRY EXPERTISE (4/9 nominees)	**RISK OVERSIGHT, CYBERSECURITY, & AI GOVERNANCE** (6/9 nominees)	**TECHNOLOGY & TRANSFORMATION** (8/9 nominees)

BOARD COMPOSITION HIGHLIGHTS[1]

BOARD INDEPENDENCE

8 of 9 directors Independent

→ All board committees are independent

→ Strong lead independent director role

→ Regular executive sessions of independent directors

AVERAGE TENURE OF INDEPENDENT BOARD MEMBERS

7.9 years

98%

meeting attendance for Directors at Board and Committee Meetings in FY26

PUBLIC COMPANY CEO/CFO EXPERIENCE

4 of 9

BOARD DIVERSITY

4 of 9 directors are Women

2 of 9 directors are Racially Diverse

2024
2 NEW INDEPENDENT DIRECTORS APPOINTED

2026
1 NEW INDEPENDENT DIRECTOR APPOINTED

2026/2027
ACTIVE SEARCH FOR NEW INDEPENDENT DIRECTOR

ALL DIRECTORS SHARE A PASSION FOR OUR RESORTS

(1) Excludes Susan Decker who is not standing for re-election at the Annual Meeting.

Executive Compensation Highlights (see page 50)

A significant portion of our fiscal 2026 total target direct executive compensation awarded by the Compensation Committee was variable based on our operating performance and/or stock price, as shown below:

CEO FISCAL 2026 TOTAL TARGET DIRECT COMPENSATION(1)


20.0%
20.0%
60.0%
Base Salary
Target Annual Incentive
Long-Term Equity Incentive

OTHER NEO FISCAL 2026 AVERAGE TOTAL TARGET DIRECT COMPENSATION(2)


24.8%
16.6%
58.6%
Base Salary
Target Annual Incentive
Long-Term Equity Incentive

(1) Reflects fiscal 2026 total target direct compensation approved by the Compensation Committee for the Company's CEO, Mr. Katz.

(2) Reflects fiscal 2026 average total target direct compensation approved by the Compensation Committee for our NEOs excluding Ms. Burgoyne's one-time new hire cash sign-on bonus and one-time sign-on equity awards (which such awards are described further in this

CD&A). Amounts reflect the pro-rated fiscal 2026 award opportunities provided under the terms of Ms. Burgoyne's employment agreement, which is described further in the Employment Agreements section below.

Executive Compensation Program Pay Practices

In addition, for fiscal 2026, we engaged in (or refrained from) certain pay practices with respect to our named executive officer compensation program that we believe align with market best practices:

	What We Do		What We Don't Do
✓	Annual Advisory Vote to Approve Executive Compensation	✗	No Excessive Perquisites
✓	Significant Portion of Executive Compensation is Variable and At-Risk	✗	No Tax Gross-Ups on Perquisites, Except for Standard Relocation Benefits
✓	Significant Portion of Executive Compensation Delivered in the Form of Long-Term Equity-Based Incentive Grants	✗	No Excise Tax Gross-Ups
✓	Market Alignment of Compensation but with Greater Emphasis on At-Risk Compensation	✗	No Automatic Salary Increases or Guaranteed Bonuses
✓	Independent Compensation Consultant	✗	No "Single Trigger" Automatic Cash Payments, Benefits, or Equity Vesting Upon a Change in Control
✓	Stock Ownership Guidelines	✗	No Hedging or Pledging
✓	Use of Tally Sheets	✗	No Equity Repricing
✓	Annual Risk Assessment	✗	No Pension Plans or SERPs

Environmental & Social Responsibility Highlights

As a Company rooted in the great outdoors, we recognize our immense responsibility to be good stewards of the incredible natural landscapes and passionate communities where we live, work, and play. We are equally passionate about investing in our employees and growing our sport because we know it is not just our business that depends on these efforts, but also the long-term vitality of the mountains and the future of skiing and snowboarding. Through our corporate environmental and social responsibility program, we focus on climate change mitigation and adaptation, resource conservation, building stronger local communities, and making snowsports more accessible and inclusive. Our environmental and social responsibility program is comprised of four pillars that guide our actions.

The Pillars of Our Environmental and Social Responsibility Program


SUSTAINABILITY
The environment is our business, and we maintain our pledge to protect it. Commitment to Zero, our bold goal to reach a zero net operating footprint by 2030, includes: zero net emissions, zero waste to landfill, and zero net operating impact on forests and habitat. We are on track to achieve this goal.
COMMUNITY SUPPORT
Vail Resorts is proud of our industry-leading partnerships with local governments, nonprofits, businesses, and leaders in the communities where we operate. Our highly collaborative and locally specific approach to community engagement helps our employees and local working families thrive.
EMPLOYEE FOUNDATION
Our mission starts with creating the *Experience of a Lifetime* for our employees, and our EpicPromise is to provide opportunities to pursue educational dreams and assist team members during personal hardships. The EpicPromise Employee Foundation is an industry-leading effort to support our world-class team and their families.
ACCESS TO SNOWSPORTS
We live our value, *Be Inclusive*, in our daily operations and our stewardship of the sport. It is critical to welcome the next generation of skiers and riders to snowsports.

Our sustainability activities are overseen by the Company's Nominating & Governance Committee of the Board. Our progress reports are available at *https://www.vailresorts.com/responsibility/overview/.* These reports demonstrate advancement against our goals and deliver updates across each of our four pillars. Described below are highlights of our continued progress and commitment.

Environmental

Our Commitment to Zero is our goal to achieve a zero net operating footprint by 2030. This commitment includes (i) achieving zero net emissions by finding operational energy efficiencies, investing in renewable energy, and investing in other emissions reduction projects; (ii) zero waste to landfill; and (iii) zero net operating impact to forests and habitat by restoring an acre of forest for every acre permanently displaced by our operations. Our commitment to sustainability is deeply integrated into our business strategy and operations. We have set interim targets to ensure we stay on track to meet our 2030 goal.

Our renewable procurement strategy includes continued investments in large-scale renewable electricity projects, as well as direct development of local renewable projects on the grids where we operate, when reasonably feasible. We continue to invest in operational improvements to reduce landfill waste at resorts and drive education and positive engagement with guests, employees, and communities regarding the Company’s recycling, composting, and other waste reduction programs.

We are committed to restoring an acre of forest for every acre permanently impacted by new and expanded operations. We partner with the National Forest Foundation to plant trees in areas that were previously impacted by wildfire or in need of native habitat restoration and forest resilience to address 100% of the forest acres impacted by our operation in the previous calendar year.

Social Responsibility

Our mission at Vail Resorts is to create an *Experience of a Lifetime* for our employees, so they, in turn, can create an *Experience of a Lifetime* for our guests. We take to heart and are committed to our responsibility to support the people who live, work, and play in the communities we serve. We also hold ourselves accountable as Vail Resorts team members to living our values: *Serve Others, Do Good, Have Fun, Be Safe, Do Right, Be Inclusive*, and *Drive Value*, every day and in everything we do. These values drive our daily operations and our long-term vision, and continually enrich the local communities in which we operate.

We are proud of our industry-leading partnerships with local governments, nonprofits, businesses, and leaders in the communities where we operate. Annually, Vail Resorts contributes over $28 million in product, services, and cash grants to nonprofits to sustain or implement new programs that increase access to snowsports; expand affordable housing, childcare, preschool education, and food security; and enhance environmental stewardship. Our highly collaborative and locally specific approach to community engagement helps our employees and local working families thrive.

In addition, we support our employees and their families via grants for emergency relief and scholarships through our EpicPromise Employee Foundation. Annually, the Company provides more than $1 million in grants and scholarships to help employees in times of need or to pursue educational opportunities.

Further, we honor our military heritage through our support of military communities. Vail Resorts became what it is today because two World War II veterans had a vision. In 1962, Pete Seibert of the 10th Mountain Division and Army Engineer Earl Eaton founded Vail Mountain. We celebrate their legacy today with our Epic Military Pass, which supports service members and their families in the United States, Canada, and Australia by offering a highly discounted pass that enables them to enjoy unlimited and unrestricted access to all of our mountain resorts. We also partner with organizations like Vail Veterans Program, Operation Healing Forces, Operation Second Chance, Tactical Reintegration Project, and the National Ability Center to support wounded veterans and their families, especially by helping them to get outdoors and on the mountains.

The passion that we have for snowsports and the experience must fuel how we innovate, and we are building an accessible and inclusive community of diverse and engaged talent, which better reflects the guest base we aspire to introduce to snowsports. In addition, we invest in programming and cultivated partnerships with over 150 nonprofits that help us make the future of the sport more accessible. We started by expanding youth access in our resort communities, broadening our reach to young people in nearby metro centers, and developing programs for adults. We also partner with nonprofits to support adaptive access for individuals facing physical or mental barriers.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board is currently comprised of ten (10) directors and the total authorized number of directors is currently fixed at ten (10). However, Ms. Susan L. Decker has informed the Board that she will not stand for re-election at the Annual Meeting. Accordingly, the number of directors of the Company will be fixed at nine (9) as of the Annual Meeting.

Our Board has nominated each of the following Company Nominees for election at the 2026 Annual Meeting for a one-year term expiring at the 2027 Annual Meeting and until such director's successor is duly elected and qualified, or until such director's death or retirement or until such director resigns or is removed:

Reginald A. Chambers	Iris Knobloch	Hilary A. Schneider
William J. Hornbuckle	Nadia N. Rawlinson	D. Bruce Sewell
Robert A. Katz	Michele Romanow	Peter A. Vaughn

Biographical information on the Company Nominees and a description of their qualifications to serve as directors appears below beginning on page 14. Each of the Company Nominees is currently a director of the Company and all Company Nominees, except Mr. Hornbuckle who commenced service on the Board in August 2026, were last elected by shareholders at the 2025 Annual Meeting of Stockholders. After 11 years of distinguished service, Ms. Decker will not be standing for reelection to the Board at the Annual Meeting.

Each of the Company Nominees has consented to be named in this proxy statement and has agreed to serve if elected. If any Company Nominee becomes unavailable for election at the time of the Annual Meeting as a result of an unexpected occurrence, the Company representatives named on the **WHITE** proxy card will vote your shares for another nominee substituted by the Board in place of the unavailable nominee or, as an alternative, the Board may reduce the number of directors on the Board. At this time, the Board knows of no reason to believe that any of the Company Nominees would be unable to serve as director if elected. The proxies solicited by this proxy statement may not be voted for more than nine (9) nominees.

As described above, Oasis has notified Vail Resorts of its intention to nominate a slate of four candidates to stand for election as directors at the Annual Meeting and Meyer has separately notified Vail Resorts of his intent to nominate himself to stand for election at the Annual Meeting, each in opposition to the Company Nominees recommended by the Board. As a result, assuming the Oasis Nominees and Meyer Nominee are in fact nominated for election at the Annual Meeting and all such nominations have not been withdrawn by Oasis and Meyer, respectively, the number of director nominees will exceed the number of directors to be elected and, as provided under our Bylaws, directors will be elected by a plurality of the voting power of the Company's shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of directors. This means that the nine (9) director nominees receiving the greatest number of votes cast "FOR" their election will be elected.

You may receive solicitation materials from Oasis, including a proxy statement and a blue proxy card or a blue voting instruction form, and from Meyer, including a proxy statement and a proxy card or a voting instruction form of any other color, asking you to vote for the Oasis Nominees or the Meyer Nominee, respectively.

Your Board does **NOT** endorse the Oasis Nominees or the Meyer Nominee, and unanimously recommends that you use the **WHITE** proxy card to vote "FOR" ONLY the election of the nine (9) Company Nominees proposed by your Board of Directors. The Board strongly urges you to discard and **NOT** to vote using any blue proxy card or blue voting instruction form that may be sent to you by Oasis or any proxy card or voting instruction form of any other color that may be sent to you by Meyer. If you have already voted using a blue proxy card or blue voting instruction form sent to you by Oasis or a proxy card or voting instruction form of any other color sent to you by Meyer, you have every right to change your vote and we strongly urge you to revoke that proxy by using the **WHITE** proxy card to vote in favor of ONLY the nine (9) nominees recommended by your Board — by Internet or by signing, dating, and returning the enclosed **WHITE** proxy card in the postage-paid envelope provided.

The Company is not responsible for the accuracy or completeness of any information provided by or relating to (a) Oasis or the Oasis Nominees contained in any solicitation materials that have or may be filed or disseminated by or on behalf of Oasis, or any other statements Oasis may make or (b) Meyer or the Meyer Nominee contained in any solicitation materials that have or may

be filed or disseminated by or on behalf of Meyer, or any other statements Meyer may make. Only the latest validly executed proxy that you submit will be counted — any proxy may be revoked at any time prior to its exercise at the Annual Meeting. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, by calling toll free at (855) 208-8903, or for bankers and brokers at (212) 297-0720, or by emailing VAIL@okapipartners.com.

Shareholders will be able to obtain, free of charge, copies of all proxy statements, including Oasis' and Meyer's respective proxy statement and any amendments or supplements thereto and any other documents (including the **WHITE** proxy card) when filed by the applicable party with the SEC in connection with the Annual Meeting at the SEC's website (www.sec.gov).

In the event that Oasis withdraws the Oasis Nominees or Meyer withdraws the Meyer Nominee, Oasis or Meyer abandons its solicitation or fails to comply with the Company's advance notice bylaw or the universal proxy rules, any votes cast in favor of any of the Oasis Nominees or the Meyer Nominee, as applicable, will be disregarded and not be counted, whether such vote is provided on the Company's **WHITE** proxy card or **WHITE** voting instruction form, Oasis' blue proxy card or blue voting instruction form or Meyer's proxy card or voting instruction form of any other color.

FOR The Board of Directors recommends a vote **"FOR"** the election of each of the Company Nominees named above.

Director Nominee



REGINALD A. CHAMBERS

Independent Director

Age: 50

Director Since:
March 2024

Committees:
Audit (Chair)

Education:
A.B., Political Science, Spanish and Markets & Management, Duke University
JD, Harvard Law School

Experience and Key Board Contributions

Mr. Chambers is an accomplished finance executive with a strong track record of guiding complex, customer-centric business operations through transformation and expansion initiatives. His expertise is in strengthening financial performance, driving operational change, and guiding organizations through transformation leveraging his skills in financial reporting, budgeting, capital allocation, risk management, internal controls, investor engagement, enterprise operations, and AI and technology-enabled transformation. He bolsters the Board's oversight of the Company's capital allocation, value creation growth strategy, operational excellence, enterprise risk management, and transformation agenda.

Career Highlights

- Through his senior operations and transformation leadership roles at TIAA, Mr. Chambers oversees operations at one of the nation's largest financial services organizations with approximately $1.5 trillion in assets under management, as of March 2026, providing him with valuable perspective on technology investments and transformation at scale.
- During Mr. Chambers' tenure at JPMorgan Chase, including as Chief Financial Officer and Head of Strategy for the Commercial Bank, he oversaw financial management, strategic planning, and performance oversight for one of the largest commercial banking franchises in the world. He also served as a senior executive of the Consumer Bank, guiding it through a period of significant growth, including the expansion of Chase's consumer banking branches from 23 to 48 states and the introduction of new branch formats to enhance customer access and strengthen client experience.
- While at McKinsey & Company, Mr. Chambers advised public and private companies on corporate strategy, mergers and acquisitions, and organizational transformation. He also developed significant finance expertise through equity investing at 3i Group and investment banking at Citigroup, bringing valuable insight into capital deployment and long-term investment strategy.

Professional Experience

→ **Teachers Insurance and Annuity Association of America ("TIAA")**
- Executive Vice President, Business Operations (since 2024)
- Chief Transformation Officer (2023-2024)

→ **JPMorgan Chase & Co. (NYSE: JPM)**
- Chief Financial Officer, Head of Strategy and Operating Committee Member, Commercial Banking (2021-2023)
- Head of Investor Relations (2021)
- Additional senior leadership roles in enterprise transformation, business improvement, innovation, and consumer banking (2017-2020)

→ **McKinsey & Company**
- Strategy and Corporate Finance Consultant (2013-2017)

→ **White House National Economic Council**
- White House Fellow (2011-2012)

→ **3i Group plc. (LSE: III)**
- Head of North American Infrastructure (2008-2011)

→ **Citigroup Inc. (NYSE: C)**
- Vice President, Global Energy Group, Investment Banking Division (2006-2008)

→ **Simpson Thacher & Bartlett LLP**
- Corporate Counsel (2002-2006)

→ **Uria Menendez Abogados, S.L.P.**
- Corporate Counsel (2001-2002), Madrid office

Director Nominee



WILLIAM J. HORNBUCKLE

Independent Director

Age: 69

Director Since:
2026

Committees:
Compensation

Other Public Company Directorships (past five years):
MGM Resorts International
(NYSE: MGM)
(since 2020)

MGM China Holdings Limited
(HKG: 2282)
(since 2011)

GBank Financial Holdings
(Nasdaq: GBFH)
(since 2007)

PLAYSTUDIOS, Inc.
(Nasdaq: MYPS)
(2021)

Education:
B.S., Hotel Administration,
University of Nevada, Las Vegas

Experience and Key Board Contributions

Mr. Hornbuckle brings more than 35 years of leadership experience across global hospitality, destination resort operations and guest experience innovation, including for one of the world's most recognized entertainment and hospitality companies. Throughout his career, he has led complex, large-scale organizations through strategic transformation, digital innovation, and portfolio optimization. His expertise in operating world-class resorts, leveraging technology to personalize guest journeys, and building loyalty-driven businesses enhances the Board's oversight of Vail Resorts' Epic Experience transformation and guest engagement initiatives. Mr. Hornbuckle is also a proud, longstanding homeowner in Park City, Utah.

Career Highlights

- → As Chief Executive Officer and President of MGM Resorts International, and previously as Chief Design and Construction Officer, Mr. Hornbuckle has led the company's strategic evolution into a more diversified, experience-led hospitality business, driving growth in dining, entertainment and premium offerings while strengthening customer loyalty through the creation and launch of the M life Rewards customer loyalty program, which evolved into MGM Rewards, and other technology-enabled guest engagement initiatives. He has also overseen significant portfolio optimization and capital allocation initiatives, including the $17.2 billion sale of MGM Growth Properties in 2022 and the acquisition of CityCenter and The Cosmopolitan of Las Vegas.
- → Mr. Hornbuckle has led MGM Resorts' domestic and international growth, including the development of destination resorts in National Harbor, Maryland and Macau. Under his leadership, the company has expanded into new international and digital markets, including the development of a $10 billion integrated resort in Japan, one of the country's first integrated resorts, and the growth of BetMGM by nearly 100-fold from approximately $30 million revenue in 2019 to nearly $2.8 billion in 2025, establishing it as one of North America's leading digital gaming and sports betting platforms.
- → Mr. Hornbuckle has also played a significant role in shaping Las Vegas' evolution as a premier sports and entertainment destination, helping to bring the city its first professional sports franchise, the NHL's Golden Knights, in his capacity as a board member and President of T-Mobile Arena, a joint venture with AEG. Through his service on the Clark County Stadium Authority Board, he also assisted with efforts to attract the NFL's Raiders and the Aces WNBA team to Las Vegas.
- → He has also advanced the broader travel and hospitality industry through his service as Chair of the U.S. Travel Association, a non-profit organization focused on growing travel and tourism to the United States, and as former Chairman of the U.S. Travel and Tourism Advisory Board, which advises the U.S. Secretary of Commerce on policies and initiatives affecting the U.S. travel and tourism industry.
- → Through the Hornbuckle Family Foundation, he and his wife have endowed a number of colleges and universities, such as UNLV, with funds for educational programming and scholarships in fields including hospitality.

Professional Experience

- → **MGM Resorts International (NYSE: MGM)**
  - Chief Executive Officer and President (since 2020)
  - President and Chief Operating Officer (2019-2020)
  - President and Chief Customer Development Officer (2018-2019)
  - President (since 2012) and Chief Marketing Officer (2009-2014)
  - Various operational executive leadership roles (1998-2001)
- → Additional executive operating leadership roles included President and Chief Operating Officer for **Caesars Palace, Las Vegas**; President and Chief Operating Officer of the **Golden Nugget in Laughlin**; Executive Vice President and Chief Operating Officer of **Treasure Island**; and Vice President of Hotel Operations for **The Mirage**. Mr. Hornbuckle is also the founder of GBank, a Las Vegas-based banking and financial services institution.

Director Nominee



ROBERT A. KATZ

Chairperson of the Board and Chief Executive Officer

Age: 59

Director Since:
1996
Chairperson Since:
2009

Committees:
Executive

Other Public Company Directorships (past five years):

Yeti Holdings, Inc.
(NYSE: YETI)
(2023-2025)

Education:
B.S., Economics, University of Pennsylvania Wharton School

Experience and Key Board Contributions

For more than three decades, Mr. Katz has played a pivotal role in shaping the Company's growth and innovation, transforming Vail Resorts and shaping the evolution of the snowsports industry at large. During his first tenure as Chief Executive Officer, Mr. Katz evolved Vail Resorts into one of the world's leading mountain resort operators and reshaped the business through strategic acquisitions, customer-focused innovation and the introduction of the Epic Pass, a pioneering subscription-based business model. His deep industry and operating experience, disciplined capital allocation and financial expertise provide the Board with valuable insight into the Company's strategic opportunities and long-term value creation.

Career Highlights

→ Since returning as Chief Executive Officer in May 2025, Mr. Katz has taken decisive action to reposition the Company for long-term growth, including through executive leadership team changes; the comprehensive modernization of product, pricing and marketing strategies; and the delivery of over $100 million in efficiency initiatives.

→ In 2026, he launched *Epic Experience*, a multi-year roadmap spanning the end-to-end guest journey, including food and beverage, lessons, rentals, guest engagement, talent and continued investment in on-mountain infrastructure.

→ During his first tenure as Chief Executive Officer, Mr. Katz oversaw a period of substantial growth, including an ~12x increase in the Company's stock price. He grew the Company's owned and operated mountain resort network from 4 resorts to 42 resorts through strategic acquisitions. A visionary architect of the modern snowsports industry, Rob conceived and launched the Epic Pass in 2008, a groundbreaking innovation that redefined how guests engage with mountain resorts. By replacing transactional lift tickets with a season-long value proposition, the Epic Pass cultivated deep guest loyalty, unlocked a powerful recurring revenue engine, and established an entirely new business model that reshaped the economics of the ski industry.

→ Previously, Mr. Katz held a series of leadership roles at Apollo Management, a leading global private equity and alternative asset management firm, from its founding through 2006. In those roles, he oversaw value-oriented investments, capital allocation, and portfolio strategy.

→ Mr. Katz co-founded the Katz Amsterdam Charitable Trust and the Katz Amsterdam Foundation with his late wife, Elana Amsterdam, and together they have donated over $180 million to the Trust and the Foundation, which represents 99% of the proceeds of all sales of Vail Resorts common stock held by Mr. Katz. To date, the Foundation has donated $34 million to support mountain resort communities, amongst other charitable donations.

Professional Experience

→ **Vail Resorts, Inc. (NYSE: MTN)**
- Chief Executive Officer (since 2025 and previously 2006-2021)
- Director (since 1996)

→ **Apollo Global Management, Inc. (NYSE: APO)**
- Various leadership roles, including Senior Partner (1990-2006)

Director Nominee



IRIS KNOBLOCH
Independent Director

Age: 63

Director Since:
2024

Committees:
Compensation

Other Public Company Directorships (past five years):

Zoetis Inc.
(NYSE: ZTS)
(effective December 2026)

Accor S.A.
(Euronext Paris: AC)
(2013-2026)

Deezer S.A.
(Euronext Paris: DEEZR)
(since 2022)

LVMH
(Euronext Paris: MC)
(2019-2021)

Lazard, Inc.
(NYSE: LAZ)
(since 2018)

Education:

J.D., Ludwig Maximilian University of Munich

LL.M., New York University Bar

Experience and Key Board Contributions

Ms. Knobloch is an international executive and public company director with more than three decades of leadership experience in global consumer, media, and hospitality businesses. She brings expertise in international operations, consumer and guest experience, brand stewardship, and complex regulatory and stakeholder environments, together with a track record of guiding businesses through industry transformation. This experience strengthens the Board's oversight of the Company's international growth, strategic partnerships, guest experience, and long-term strategy. Ms. Knobloch is trilingual in English, German, and French.

Career Highlights

- As non-executive President of the Festival de Cannes, she leads a highly recognized nonprofit cultural brand and live event with a complex network of partners and public stakeholders.
- During her tenure on the board of Accor, a leading global hospitality company with more than 5,800 hotels and 45 brands across more than 110 countries, Ms. Knobloch helped oversee the company's shift to an asset-light model, the expansion of its luxury and lifestyle brands, and the launch of its ALL loyalty program. Ms. Knobloch's tenure included serving as Vice Chair and Lead Independent Director.
- At Deezer, Ms. Knobloch has overseen the music streaming platform's strategic repositioning and CEO transition. Deezer generated positive free cash flow for the first time in 2024 and, in 2025, reported its first-ever positive adjusted EBITDA of approximately €10 million and its first-ever net profit. She also spearheaded Deezer's industry-leading initiative with respect to the detection and labeling of AI-generated content.
- In her over 25 years with WarnerMedia (now part of Skydance Corporation) and its predecessor companies, Ms. Knobloch led operations across multiple markets in a complex regulatory, labor and policy environment. She led the business through the industry's fundamental shift from physical media to digital distribution and streaming, demonstrating her ability to navigate significant market disruption while evolving the consumer experience, strengthening brand relevance, and positioning the business for long-term, sustainable growth.
- Ms. Knobloch began her career practicing law in Munich, New York, and Los Angeles, including at O'Melveny & Myers, and is admitted to the bar in Germany, New York and California.

Professional Experience

- **Festival de Cannes**
  - President (since 2022)
- **I2PO (formerly Euronext Paris: I2PO)**
  - Chair, Chief Executive Officer and Co-Founder (2021-2022)
- **WarnerMedia (and predecessor companies) (formerly Warner Bros. Discovery (NYSE: WBD))**
  - President and Country Manager for France, Germany, Benelux, Austria, and Switzerland (2020-2021)
  - Warner Bros. Entertainment, President, Benelux, Austria, and Switzerland (2006-2020)
  - Time Warner Inc., Senior Vice President, International Relations and Strategic Policy For Europe (2001-2006)
  - Warner Home Video, Vice President, Business and Legal Affairs (1996-2001)
- **O'Melveny & Myers LLP**
  - Attorney (1992-1996), Munich, New York, and Los Angeles offices

Director Nominee



NADIA N. RAWLINSON

Independent Director

Age: 47

Director Since:
2019

Committees:
Compensation (Chair) and Nominating & Governance

Education:
B.A., History, Stanford University

MBA, Harvard Business School

Experience and Key Board Contributions

Ms. Rawlinson is a distinguished human capital executive and professional sports franchise owner with nearly two decades of leadership experience at top-level global consumer, technology, and entertainment companies, where she helped scale organizations, develop leadership pipelines and align talent strategies with business growth priorities. Her expertise in organizational transformation, workforce strategy, and customer-centered operations strengthens the Board's oversight of talent, operational excellence, and guest experience to advance long-term strategic growth.

Career Highlights

- Ms. Rawlinson is the co-owner and the Operating Chairman of the Chicago Sky, the WNBA franchise, where she leads the ownership group and oversees all business operations, strategy and government relations for the championship-winning team, including fan experience strategy, commercial performance, and brand development.
- As Chief People Officer of Slack Technologies, Ms. Rawlinson led the company's global people strategy and workforce operations, including talent acquisition, people operations, total rewards, and employee programs, including through its $27.7 billion acquisition by Salesforce. She also guided Slack's transition to a hybrid work model, introducing company-wide emergency time-off benefits, employee wellness programs, and championing a digital-first workplace strategy that became a core element of the company's talent and retention approach.
- Ms. Rawlinson served as an Advisor for GV (Google Ventures), a venture capital firm with $8 billion under management funding founders in enterprise, consumer, and frontier technology.
- Ms. Rawlinson previously served as the Chief Human Resources Officer of Live Nation Entertainment, a Fortune 500 global leader in the live events industry, where she oversaw the global people strategy for the company's 35,000 full-time and seasonal employees.

Professional Experience

- **Women's National Basketball Association ("WNBA")**
  - Co-Owner and Operating Chairman, Chicago Sky (Since 2023)
- **Alphabet, Inc. (Nasdaq: GOOG)**
  - Venture Advisor, Google Ventures ("GV") (2022-2025)
- **J. Crew Group**
  - Director and Compensation Committee Member (2021-2026)
- **Slack Technologies, Inc. (NYSE: WORK)**
  - Chief People Officer (2020-2021)
- **Live Nation Entertainment (NYSE: LYV)**
  - Chief Human Resources Officer (2016-2020)
- **Rakuten Americas (former OTC: RKUNY)**
  - Chief Human Resources Officer, Rakuten Group (2015-2016)
- **Groupon, Inc. (Nasdaq: GRPN)**
  - Head of Global Human Resources (2012-2015)
- **American Express Company (NYSE: AXP)**
  - Director of Online and Mobile, Enterprise Growth Group (2008-2012)
- **Alphabet, Inc. (Nasdaq: GOOG)**
  - People Operations Associate (2007)

Director Nominee



MICHELE ROMANOW

Independent Director

Age: 41

Director Since: 2016

Committees: Compensation

Education: B.S., Engineering and MBA, Queen's University

Experience and Key Board Contributions

Ms. Romanow is a consumer technology entrepreneur and investor with deep experience developing digital platforms, expanding e-commerce brands and driving customer acquisition through strategic marketing. Her track record of scaling numerous technology companies and identifying commercial growth opportunities strengthens the Board's oversight of the Company's web-based commerce strategy, digital marketing and innovative guest experiences.

Career Highlights

- In her current role as a Founder and Managing Partner at Athena North, a venture capital firm focused on AI, fintech, and consumer companies, Ms. Romanow advises growth-stage companies on product innovation, branding, business growth, operational scaling, leadership and strategic partnerships, and has helped close dozens of deals over the past five years.
- As Co-Founder and Executive Chairman of Clearco, Ms. Romanow has overseen the company's disciplined, data-informed capital allocation strategy and growth into a technology-enabled financing platform, which has deployed more than $3.3 billion to over 11,000 companies across 13 countries.
- Ms. Romanow is the co-founder of numerous technology companies, including SnapSaves, a mobile platform acquired by Groupon in 2014, and Buytopia, a leading Canadian e-commerce platform that she strategically guided to scale to more than two million subscribers and led through multiple acquisitions.
- Ms. Romanow has built broad national visibility through her 12-year tenure as a judge and investor on *Dragons' Den* (Canada's *Shark Tank*), which reflects her expertise in consumer audiences, brand building, and entrepreneurship.

Professional Experience

- **Athena North**
  - Founder and Managing Partner (since 2024)
- **Clearco (formerly Clearbanc)**
  - Board Observer (since 2025)
  - Executive Chairman (since 2023)
  - Co-Founder and Chief Executive Officer (2015-2023)
- **Ashton Woods**
  - Director (since 2026)
- **RHEI**
  - Director and Member of Audit and Compensation Committees (2020-2024)
- **Freshii**
  - Director (2017-2021)
- **Whistler Blackcomb (acquired by Vail Resorts in 2016)**
  - Director and Member of the Compensation and Corporate Governance & Nominating Committees (2015-2016)
- **Groupon, Inc. (Nasdaq: GRPN)**
  - Head of Marketing (2014-2016)
- **Snap by Groupon (formerly SnapSaves)**
  - Founder (2012-2014)
- **Buytopia.ca**
  - Co-Founder (2011-2014)
- **Sears Canada**
  - Director of Corporate Strategy and Business Improvement (2009-2011)

Director Nominee



HILARY A. SCHNEIDER

Independent Director

Age: 65

Director Since:
2010

Committees:
Compensation and Executive

Other Public Company Directorships (past five years):

DigitalOcean, Inc.
(NYSE: DOCN)
(since 2020)

Sleep Number Corporation
(OTC: SNBRQ)
(2023-2026)

Getty Images, Inc.
(NYSE: GETY)
(2020-2026)

Education:

B.A., Economics, Brown University
MBA, Harvard University

Experience and Key Board Contributions

Ms. Schneider brings more than two decades of executive leadership experience, including several CEO positions, guiding and scaling consumer technology companies through strategic and digital transformation. Her expertise in building trusted consumer brands, driving customer engagement and scaling subscription-based businesses strengthens the Board's oversight of the Company's guest experience and long-term growth initiatives.

Career Highlights

- As Chief Executive Officer of SimpliSafe, one of the nation's leading residential security companies, Ms. Schneider leads a technology-enabled subscription business serving over six million customers. She oversees the company's strategy, product innovation, customer experience, and enterprise risk while driving long-term customer engagement and retention.
- During her service as President and later Chief Executive Officer of LifeLock, Ms. Schneider led the company's transformation into the market leader in consumer identity protection by expanding its subscription-based business model, strengthening its trusted consumer brand and driving sustained momentum. She successfully guided the company through its public company evolution and positioned LifeLock for its $2.3 billion acquisition by Symantec, delivering significant value to shareholders.
- As Chief Executive Officer of Shutterfly, an online photography and custom image-printing company, Ms. Schneider oversaw a family of consumer brands spanning photography, personalized products, and home décor, supported by a vertically integrated manufacturing platform across six production and fulfillment facilities. She guided the company through the post-COVID recovery, spearheading a strategic portfolio transformation that included the execution of the approximately $225 million acquisition of Spoonflower, a global design marketplace, which doubled Shutterfly's total addressable market and expanded the company's reach into new consumer categories, positioning the business for sustained growth.
- At Yahoo!, Ms. Schneider led large-scale digital commerce, strategic partnerships, marketing and customer acquisition initiatives across one of the world's largest consumer internet platforms at the time, advancing innovation during a pivotal period in the evolution of digital advertising and online commerce.

Professional Experience

- **SimpliSafe, Inc.**
  - Chief Executive Officer (since 2025)
- **Shutterfly, Inc. (former Nasdaq: SFLY)**
  - Chief Executive Officer (2020-2023)
  - Senior Advisor (2023-2025)
- **Wag! Group Company (OTC: PETXQ)**
  - Chief Executive Officer (2018-2019)
- **LifeLock, Inc. (former NYSE: LOCK)**
  - Chief Executive Officer (2016-2017)
  - President (2012-2016)
- **Yahoo! (former Nasdaq: YHOO)**
  - Executive Vice President, Yahoo! North America (2010)
  - Global Partner Solutions, Local Markets and Commerce divisions (2006-2010)
- **Knight Ridder, Inc. (former NYSE: KRI)**
  - Various leadership roles (2002-2005), including CEO of Knight Ridder Digital, before moving to co-manage the newspaper and online business
- **Red Herring Communications**
  - President and Chief Executive Officer (2000-2002)
- **Times Mirror Company (former NYSE: TMC)**
  - Various leadership roles (1990-2000), including President and CEO, Times Mirror Interactive and General Manager, The Baltimore Sun

Director Nominee



D. BRUCE SEWELL

Lead Independent Director

Age: 68

Director Since:
2013

Committees:
Audit
Executive
Nominating & Governance

Other Public Company Directorships (past five years):
British American Tobacco p.l.c.
(NYSE: BTI)
(effective January 2027)

C3.ai, Inc.
(NYSE: AI)
(since 2017)

Education:
B.S., Lancaster University

J.D., The George Washington University Law School

Experience and Key Board Contributions

Mr. Sewell brings more than three decades of leadership experience helping some of the world's most innovative companies navigate periods of rapid technological change, global expansion, and business transformation. Through his senior executive roles at Apple and Intel, he developed deep expertise in technology strategy, governance, cybersecurity, privacy, intellectual property, and enterprise risk management, supporting the Board's oversight of long-term strategy, innovation, and risk.

Career Highlights

- As Senior Vice President, General Counsel and Secretary of Apple, Mr. Sewell served as a key legal advisor to executive leadership during a period of extraordinary financial growth and innovation for the company. He oversaw a department of approximately 900 employees and all of the company's legal matters, spanning antitrust compliance, intellectual property, encryption, global security operations, and customer privacy.
- Mr. Sewell previously served as Senior Vice President and General Counsel at Intel Corporation, where he led the company’s legal, compliance, and government affairs functions and advised on regulatory matters and complex strategic transactions. His experience includes supporting Intel’s $884 million acquisition of Wind River Systems, which contributed significantly to the company’s strategic growth and value-creation priorities.
- Earlier in his career, Mr. Sewell served as a litigation partner at Brown & Bain, a technology-focused law firm, where he specialized in intellectual property and antitrust matters, advising innovative companies on complex legal issues.

Professional Experience

- **Apple, Inc. (Nasdaq: AAPL)**
  - Senior Vice President, General Counsel and Secretary (2009-2017)
- **Intel Corporation (Nasdaq: INTC)**
  - Senior Vice President and General Counsel (2005-2009)
  - Vice President, General Counsel (2004-2005)
  - Vice President, Legal and Government Affairs and Deputy General Counsel (2001-2004)
  - Senior Attorney (1995-2001)
- **Brown & Bain, P.C.**
  - Litigation Partner (1989-2005)

Director Nominee



PETER A. VAUGHN

Independent Director

Age: 62

Director Since:
2013

Committees:
Nominating & Governance (Chair)
Audit

Education:
B.A., Business Economics, Brown University

MBA, International Marketing, INSEAD

Experience and Key Board Contributions

Mr. Vaughn is a global marketing and brand strategy leader with more than two decades of experience building premium consumer brands and creating differentiated customer experiences. His deep expertise in brand management and engagement, product innovation, customer loyalty, and international marketing supports the Board's oversight of the Company's brand strategy, guest experience, and global growth.

Career Highlights

- Mr. Vaughn is Founder and Director of Vaughn Advisory, where he advises leaders and organizations on global strategy, brand positioning, customer engagement, and business transformation. He brings more than 30 years of experience in branding, marketing, business strategy, and leadership, and provides executive coaching, strategy consulting, and boardroom advisory services.
- As Senior Vice President and Head of International Consumer Products and Marketing at American Express, Mr. Vaughn led strategic marketing for the company's consumer card-issuing and network businesses across more than 160 countries, with responsibility for product innovation, brand strategy, communications, advertising, and global bank partner management. His experience as Chief Experience Officer of Avenues: The World School, a global private school network, further strengthens his perspective on designing premium customer experiences through the evolving expectations of families, a key customer demographic for Vail Resorts.
- Earlier in his tenure with American Express, he advanced the Company's payment-product innovation and global expansion initiatives, including the launch of its international credit card business, the American Express Gift Card and the global lounge strategy. As Chief Marketing Officer of Global Network Services, he redesigned the global marketing operating model to enhance productivity and effectiveness and established a new strategic positioning for the American Express network.

Professional Experience

- **Vaughn Advisory Group, LLC**
  - Founder and Managing Director (since 2015)
- **Avenues: The World School**
  - Chief Experience Officer (2018-2020)
- **American Express Company (NYSE: AXP)**
  - Senior Vice President and Head of International Consumer Products and Marketing (2013-2014)
  - Chief Marketing Officer, Global Network Services (2011-2013)
  - Senior Vice President, Global Brand Management (2005-2011)
  - Vice President of Marketing for the Travelers Cheque and Prepaid Services Group (2002-2004)
  - Vice President and General Manager, Lending for Small Business Division (2001)
  - Vice President, Acquisition and Advertising for Small Business Services (1999-2001)
  - Vice President, International Product Development, Consumer Services Group (1995-1996)
  - European Head of Revolving Credit and Lending (1994-1999)
  - Senior Director, European Product Development, Consumer Services Group (1992-1994)

Background to the Solicitation

The summary below details the significant contacts and communications leading up to this solicitation between (a) the Company and Oasis beginning on April 29, 2025 through the date of this proxy statement; (b) the Company and Meyer, beginning on September 3, 2026 through the date of this proxy statement; and (c) certain other constituents.

On April 29, 2025, Oasis was connected to the Company's Investor Relations team by email, and an introductory call was later arranged for May 6, 2025.

On May 6, 2025, the Company's Investor Relations team met with representatives of Oasis to discuss the Company's growth strategy and operating model. At this meeting, Oasis did not disclose whether it owned any shares of the Company.

On May 16, 2025, a Park City-based media outlet reported for the first time that Matthew Prince, the CEO of Cloudflare, was interested in acquiring Park City Mountain Resort from the Company. Since then, Mr. Prince has conducted other print media and podcast interviews and made dozens of social media posts and comments in which he is highly critical of the Company and regularly reiterates his desire to buy Park City Mountain Resort from the Company. In one such comment posted on X on March 18, 2026, Mr. Prince outlined the process through which he could buy Park City Mountain Resort, which began with "1. Find an activist to target Vail 2. Have them take over the Board..."

On May 27, 2025, the Company announced the Board's decision that Rob Katz, then Executive Chairperson, would return as Chief Executive Officer, succeeding Kirsten Lynch after her three-and-a-half-year tenure. In the announcement, the Board highlighted Mr. Katz's critical role in the development of Vail Resorts' operations and long-term strategy and strong track record of driving innovation and executing consistent performance at the Company over the prior three decades, including his 16 years as Chief Executive Officer. During Mr. Katz's first tenure as Chief Executive Officer, the Company delivered a total shareholder return of approximately 1200%.

Later on May 27, 2025, Oasis sent an email to the Company requesting a meeting with Angela Korch, Chief Financial Officer of the Company and/or Mr. Katz, to discuss the recent leadership changes and learn more about the future direction of the Company. Oasis claimed at the time that it was the Company's seventh largest shareholder. The Company's Investor Relations team offered a meeting with Ms. Korch and other members of the Company's Investor Relations team.

On June 17, 2025, Ms. Korch and other members of the Company's Investor Relations team met with representatives of Oasis and discussed the Company's recent leadership transition, growth outlook, and operational execution. Management described Mr. Katz's reappointment as CEO as a positive development and emphasized his experience, credibility, and ability to improve execution. Management reiterated its confidence in the Epic Pass model, the advance-commitment pricing strategy, and personalized customer offerings, while identifying pricing, ancillary products such as My Epic Gear and Ski & Ride School, operational efficiency initiatives, and selective value-accretive M&A as important sources of future value creation. The Company also highlighted significant recent investments in lifts and resort infrastructure.

The following day, on June 18, 2025, Oasis requested a follow-up meeting with management for July 7, 2025, and the meeting was scheduled.

On June 30, 2025, the Company received a letter from Schulte Roth & Zabel LLP ("Schulte"), Oasis' legal counsel, informing the Company that Seth Fischer, founder and Chief Investment Officer of Oasis, intended to file a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with both the Federal Trade Commission and the United States Department of Justice in connection with his intent, through Oasis, to acquire certain voting securities of the Company valued in excess of the $252.9 million threshold.

On July 7, 2025, Mr. Katz, Ms. Korch, and other members of the Company's Investor Relations team met with representatives of Oasis, including Mr. Fischer, at the Company's corporate headquarters in Colorado and discussed the Company's long-term strategy. During the meeting, Oasis raised several potential ideas for revenue generation. Management responded that it was open to evaluating all ideas to increase revenue and had previously considered many ideas similar to those presented by Oasis. Management noted the importance of ensuring that ideas can be executed at scale without adversely impacting the guest experience. Oasis also inquired about the Company's approach to influencer marketing and brand positioning; management responded that the Company's plans for fiscal years 2026 and 2027 included reimagined approaches to both areas. During the same meeting, Oasis raised the topic of Board refreshment, noting that the Company had a number of directors with long tenure, and stated that it had identified five to seven potential independent candidates. Oasis offered only one candidate by name, Bob Chapek. Oasis stated that it sought to help recruit additional candidates rather than criticize the current Board. Oasis also stated that the Company should add a director with hospitality experience, and Mr. Katz agreed that adding a director with

that expertise would be beneficial. Management reiterated the Board's commitment to refreshment and willingness to hear suggestions and feedback from shareholders regarding Board composition.

On July 18, 2025, Mr. Katz, Ms. Korch, and another member of the Company's Investor Relations team had a call with a representative of Oasis, who suggested that the Company consider engaging Mr. Chapek, either as a consultant or as a potential Board member, to provide advice regarding customer experience. Oasis also offered to fund a price-optimization engagement through a specified publicly traded company ("Company A"); specifically, Oasis noted that Mr. Fischer's son was Chief of Staff to Company A's Chief Executive Officer. Management agreed to contact Company A for a proposal and to evaluate it alongside other third-party options the Company was evaluating, but stated that it would not base any engagement decision on Oasis' willingness to cover the expenses for a consulting arrangement with Company A. Management later received a proposal from Company A, but did not proceed with an engagement, instead electing to perform its 2026 pricing optimization work with internal and other external resources. Management also responded to Oasis' broader pricing recommendations. Oasis concluded the call by stating that they would connect management with Mr. Chapek. However, Oasis did not follow up to make this introduction until August 2026.

On August 12, 2025, the Company announced Epic Friend Tickets, a new benefit for season-long pass holders. The program reflected the Company's ongoing work to restore lift-ticket visitation and to rethink its approach to guest engagement and marketing, both of which were areas of focus management had discussed with Oasis at the July 7 and July 18, 2025 meetings.

On September 29, 2025, as part of the Board's ongoing refreshment efforts, the Company announced that two incumbent directors, John Sorte, who had served on the Board since 1993, and John Redmond, who had served on the Board since 2008, would not stand for reelection at the 2025 Annual Meeting of Stockholders (the "2025 Annual Meeting"). Following these departures, the Board would comprise nine directors, eight of whom were independent.

Also on September 29, 2025, the Company reported fiscal 2025 results and outlined a comprehensive multi-year growth strategy focused on rebuilding lift-ticket visitation, modernizing guest engagement, and driving operational efficiencies.

On September 30, 2025, Oasis requested a meeting with the Company by email to discuss earnings.

On October 6, 2025, Mr. Katz, Ms. Korch and another member of the Company's Investor Relations team met with representatives of Oasis. Oasis asked questions about the Company's fiscal 2026 guidance, and raised concerns regarding negative publicity related to Park City, visa-related risk and the potential for additional labor disruption. Management shared positive labor developments and noted that the Company's staffing would not be impacted by recent visa program changes. Oasis raised the topic of Mr. Prince and expressed surprise that he was continuing to seek support from an activist in furtherance of his desire to purchase Park City Mountain Resort. Oasis noted that the Company's stock price had increased, the market appeared to support the Company's strategy and the "hero CEO" (referring to Mr. Katz) had returned. Oasis also commended the recent Company announcement regarding Board refreshment. Oasis asserted during this meeting that its beneficial ownership of the Company's common stock exceeded 5%, stated that it was satisfied with the Company's strategy, and acknowledged the positive developments the Company had achieved.

On November 5, 2025, Mr. Katz, Ms. Korch and another member of the Company's Investor Relations team met with a number of investors, including Oasis, for a general investor discussion at the Company's Broomfield headquarters.

On November 21, 2025, the Company announced that Celeste Burgoyne, then President of the Americas and Global Guest Innovation at lululemon, had been appointed Executive Vice President and Chief Revenue Officer of the Company, effective January 26, 2026. The announcement highlighted Ms. Burgoyne's proven leadership and long track record of driving growth and long-term guest loyalty and her deep appreciation for the connection between brand, guest experience, and revenue as critical to her role overseeing marketing, the guest journey and digital experience, and the majority of the Company's revenue. The announcement also shared her family's close connection to Whistler Blackcomb, the Company's largest resort.

On November 24, 2025, the Katz Amsterdam Charitable Trust announced $3.2 million in grants to support mental health efforts in mountain communities. Mr. Katz co-founded the Trust and the Katz Amsterdam Foundation with his late wife, Elana Amsterdam, and together they have donated over $180 million to the Trust and the Foundation, which represents 99% of the proceeds of all sales of Vail Resorts common stock held by Mr. Katz. To date, the Katz Amsterdam Foundation has donated $34 million to support mountain resort communities, amongst other charitable donations.

On December 10, 2025, the Company reported first-quarter fiscal 2026 results. The Company reaffirmed its fiscal 2026 guidance and announced a 2026 capital plan of approximately $215 million to $220 million in core capital, including investments in gondola and lift upgrades, dining renovations and My Epic app enhancements. During the post-earnings release call, Mr. Katz provided an update on the Company's marketing evolution, noting that increased paid media investment had driven an

improvement in fall pass-sales trends from up 1% through Labor Day to up 6% post-Labor Day, and described new lift-ticket strategies including an advance-purchase discount designed to drive incremental lift ticket visitation.

On December 16, 2025, in a call scheduled to discuss first-quarter fiscal 2026 earnings, Oasis asked management for an update on the Company's new marketing strategy. Management noted that increased year-over-year marketing spend had generated additional revenue. Oasis questioned the number of product categories and the market research supporting them, and management described efforts to restore lift-ticket growth and the Epic Friends program. Oasis also questioned the continued maintenance of fiscal 2026 guidance despite challenging early season conditions, and management reiterated that guidance assumed normal snowfall.

On January 15, 2026, the Company reported that season-to-date skier visits were down 20.0% and total lift revenue was down 1.8% compared with the prior year, driven by continued poor snowfall. The Company reported experiencing one of the worst early-season snowfalls in the western United States in more than 30 years, with snowfall at western resorts approximately 50% below the 30-year average.

On February 17, 2026, Oasis disclosed for the first time that it held more than 5% of the Company by filing a Schedule 13G with the SEC, reporting beneficial ownership of approximately 5.2% of the Company's outstanding shares as of December 31, 2025. The filing certified that the shares were acquired and held in the ordinary course of business and were not acquired for the purpose of, and did not have the effect of, changing or influencing control of the Company.

On March 9, 2026, the Company reported second-quarter fiscal 2026 results. Among other things, the Company confirmed that its Resource Efficiency Transformation Plan, which was announced in September 2024 to improve organizational effectiveness and scale for operating leverage as the Company grew, was on track to deliver $106 million of annualized cost efficiencies, representing a $6 million increase above the original two-year plan.

On March 16, 2026, Mr. Katz purchased 37,500 shares of the Company's common stock for an aggregate purchase price of approximately $4.94 million. As of October 16, 2026, Mr. Katz beneficially owned 290,201 shares of the Company's common stock.

On March 17, 2026, the Company held an Investors' Conference at which it presented its long-term growth strategy and financial outlook to investors, analysts, and shareholders, including a representative of Oasis. The Company outlined five strategic growth priorities: driving lift revenue through holistic pass and lift-ticket optimization; growing ancillary revenue, including through the transformation of the gear rental experience under the My Epic Gear platform; differentiating the guest experience through technology, talent, and on-mountain investments; executing the Resource Efficiency Transformation Plan; and disciplined network expansion. The Company reported record-high guest satisfaction scores during the season despite the historically challenging weather conditions.

On April 23, 2026, the Company provided a season-to-date update, noting that skier visits were down 14.9% and total lift revenue was down 5.6%. Management described the 2025/26 winter season as one of the most challenging in the Company's history, citing record-low snowfall and historically warm temperatures across the western United States.

On May 15, 2026, Oasis filed an amendment to its Schedule 13G with the SEC, disclosing beneficial ownership of approximately 7.9% of the Company's outstanding shares as of March 31, 2026. The filing again certified that the shares were held in the ordinary course of business and were not acquired for the purpose of changing or influencing control of the Company.

On June 3, 2026, the Company invited Oasis to a call with management after the upcoming earnings call. The meeting was scheduled for June 12, 2026, but was rescheduled to June 30, 2026.

On June 8, 2026, the Company reported third-quarter fiscal 2026 results. The Company noted that new lift-ticket products and marketing initiatives showed early positive results, with lift-ticket visitation meaningfully outperforming the industry. During the post-earnings release call, Mr. Katz reported that the Company achieved record guest experience scores during the season, including year-over-year increases at every resort in the Rockies, and noted that the Company's U.S. lift-ticket visitation had outperformed the rest of the industry.

On June 18, 2026, Semafor published an article claiming that the Company was working with takeover defense bankers to help assess its vulnerabilities. The article noted that no activist investors had made a formal play for the Company but identified several activists as known skiers and reported that chatter had been building for months that an activist might surface. The article also described Mr. Prince's interest in purchasing Park City Mountain Resort, reporting that Mr. Prince had recently told a local Colorado newspaper that he was willing to invest $500 million in the resort, had received calls from activist investors about the Company and believed the Company should pursue an asset-light model.

Later in the day on June 18, 2026, Semafor published a second article identifying Oasis as the activist “considering mounting a proxy fight at Vail Resorts that would seek to shake up the company’s board and explore selling off Vail’s mountains.”

On June 19, 2026, the Company emailed Oasis seeking a call to discuss the Semafor articles.

On June 24, 2026, the Company released an episode of the “Epic By Nature” podcast, led by Mr. Katz. In the episode, Mr. Katz described the Company’s owned and operated integrated network of 42 world-class resorts as the heart of its business model, stating that the network made the Epic Pass possible and would allow the Company “to innovate across our resorts in a way that uniquely elevates the guest experience and allows us to better market to our guests, whether for lift tickets or passes.” Mr. Katz described a fundamental shift in the ski industry, with future value creation opportunities focused on enhancing the guest experience, and he highlighted the Company’s opportunities across gear, ski school, dining, and talent. Addressing calls to divest Park City Mountain Resort, Mr. Katz stated that selling one of the Company’s most iconic resorts and the largest resort in the United States would eliminate many of the strategic benefits of the network. Mr. Katz also noted that the Company does not own Park City Mountain outright, but rather operates under a 300-year lease, so does not have the right to sell the resort. Mr. Katz also explained the challenges with divesting any individual resort, including unfavorable tax treatment and the unwinding of integrated systems, platforms, and cost structures. Mr. Katz reiterated that the Company remains focused on operational excellence and strategies to drive value going forward through the guest and employee experience.

On June 30, 2026, Mr. Katz, Ms. Korch and another member of the Company’s Investor Relations team met with Oasis. Oasis refuted the content of the June 18, 2026 Semafor article and noted that Semafor had contacted Oasis shortly before publication and that Oasis did not respond. The discussion focused primarily on the Company’s marketing strategy. In response to Oasis’ questions regarding the level and effectiveness of marketing investment, Company representatives discussed the Company’s increased marketing spend along with diversified and expanded marketing channels, its data-driven approach to targeting and measuring incremental returns, and its approach to paid social and real-time content. Company representatives also discussed the Company’s focus on resort-specific messaging and highlighting the guest experience, including events, après, food and beverage, ski school, gear and the Company’s app.

On July 14, 2026, the Company announced its Epic Experience strategy, a multi-year roadmap to drive future growth through offering an exceptional experience that drives loyalty and visitation. The announcement detailed the Company’s focus on five experience pillars: reimagining rentals with My Epic Gear; elevating lessons with Epic Ascent high-touch concierge support for private lessons and connected ski and ride school through the My Epic app for group lessons; setting a new standard for guest engagement through every interaction; raising the bar on mountain food; and investing in top talent to drive excellent guest service.

Also on July 14, 2026, The Wall Street Journal published an interview with Mr. Katz. In the interview, Mr. Katz described the Company’s strategic pivot away from its historical growth model of acquiring resorts and expanding Epic Pass sales, noting that pass sales had plateaued and North American next-season pass sales through May were approximately 10% lower than the prior year, and toward a “best-in-class” guest-experience strategy leveraging the Company’s network of worldwide resorts. Mr. Katz reiterated the Company’s new offerings, including premium concierge-coordinated ski lessons, higher-quality food at existing price points and streamlined rental equipment services. Addressing Mr. Prince’s calls to divest Park City Mountain Resort, Mr. Katz noted that no shareholders had proposed such a divestiture, and that ownership and direct operation of the Company’s resorts were essential to executing the guest-experience improvements.

On July 28, 2026, the Company announced to employees the next phase of the Resource Efficiency Transformation, focused on deploying artificial intelligence to simplify work, drive innovation, improve outcomes, and create capacity for employees to focus on elevating the guest experience.

On July 30, 2026, as part of its ongoing Board refreshment efforts and following an extensive search process to identify a highly skilled candidate with current executive-level hospitality expertise, the Company announced the appointment of William J. Hornbuckle, Chief Executive Officer and President of MGM Resorts International, to the Board. Mr. Hornbuckle brought more than 35 years of experience in hospitality, resort operations, marketing, strategy, and large-scale integrated resort management.

On August 3, 2026, Mr. Katz had dinner with Mr. Fischer. During the dinner, Oasis raised several ideas to improve the Company’s operations. Mr. Katz noted that many of the ideas raised by Oasis had been diligently evaluated in the past, and after thorough analysis, the ideas were ultimately put aside due to scalability, operational complexity and a myriad of other business considerations. Mr. Katz emphasized that Oasis’ feedback was consistent with the Company’s broader strategic vision to improve the Company’s performance. Mr. Fischer advocated for additional Board refreshment, specifically highlighting Mr. Chapek again as a potential director candidate. Mr. Fischer also expressed interest in potentially joining the Board himself. Oasis acknowledged recent Board refreshment efforts, yet expressed a preference for more new perspectives.

On August 9, 2026, Mr. Fischer contacted Mr. Katz to arrange an introduction to Mr. Chapek. Mr. Katz scheduled a meeting with Mr. Chapek for August 13, 2026.

On August 11, 2026, the advance notice window for shareholder nominations of director candidates at the 2026 Annual Meeting opened pursuant to the Company's bylaws.

On August 13, 2026, Mr. Katz met virtually with Mr. Chapek. Mr. Chapek highlighted his experience as a prior executive of Disney that he considered relevant to the Company's business and guest experience strategy. Mr. Chapek also shared that his forthcoming book, Behind the Castle Walls: My Thirty Years at the Happiest Place on Earth, would cover his time as CEO of Disney and might be controversial. Mr. Chapek said that he would not want to be involved in an activist fight.

Later on August 13, 2026, Mr. Fischer emailed Mr. Katz to inquire about his meeting with Mr. Chapek.

On August 14, 2026, Mr. Katz responded and shared that the meeting went well.

On August 14, 2026, Oasis filed a second amendment to its Schedule 13G with the SEC, disclosing beneficial ownership of approximately 6.5% of the Company's outstanding shares as of June 30, 2026. The filing again certified that the shares were held in the ordinary course of business and were not acquired for the purpose of changing or influencing control of the Company. Despite this Schedule 13G filing, Oasis would later disclose, in the Oasis Nomination Notice (defined below) and a Schedule 13D filed on September 16, 2026, that as of July 24, 2026, the Oasis Group (defined below) had ceased to beneficially own 5% of the Company's outstanding stock.

On August 18, 2026, a representative of Oasis emailed Mr. Katz to introduce him to an individual ("Candidate A") as a potential Board candidate, citing the individual's leadership experience at major consumer-facing companies and his service on several public company boards.

On August 21, 2026, Mr. Fischer emailed Mr. Katz requesting that the Company extend the director nomination window (that would otherwise expire under the Company's advance notice bylaws on September 10, 2026) until September 25, 2026.

On August 24, 2026, Mr. Katz called Mr. Fischer to better understand Mr. Fischer's request to extend the director nomination window. Mr. Fischer expressed his view that the Company should move more quickly on its strategy, and suggested that adding new directors could help accelerate that progress. Mr. Fischer stated that he had requested an extension of the director nomination deadline to allow additional candidates identified by Oasis to be considered, acknowledging that these discussions ideally should have begun several months earlier. Mr. Katz responded by highlighting the significant changes already implemented over the prior 15 months, which reflected the Board's proactive and decisive approach to governance, strategy, and leadership, including a CEO transition; appointment of a new Chief Revenue Officer; Board refreshment, with two long-tenured directors stepping down at the last annual meeting and the appointment of Bill Hornbuckle, CEO of MGM, to the Board in August; a revamp of marketing, product, and pricing strategies; delivery of over $100 million of cost savings; and the rollout of a new strategic plan revolving around the guest experience. Mr. Katz highlighted that almost every action the Company took in the last year was fully aligned with the feedback Mr. Fischer delivered to Mr. Katz in July 2025. Mr. Katz expressed concern about adding directors on an accelerated timeline. Mr. Katz explained that while he was taking the time to meet with each candidate proposed by Oasis, his views were just one step in the process. Mr. Katz noted that the Board has a well-developed process for searching for new directors and that any future search by the Board would involve evaluating any Oasis-referred candidates against other candidates identified to ensure that the Board was enhanced with the most highly qualified candidate. Mr. Fischer reiterated a preference for a faster timetable and for the Company to appoint two directors referred by Oasis. The discussion concluded with Mr. Katz expressing the Board's continued willingness to meet with candidates referred to the Company by Oasis.

On August 26, 2026, Mr. Fischer emailed Mr. Katz recommending another individual ("Candidate B") as a potential Board candidate, citing his experience across pricing, hospitality, governance, technology, and large-scale operations.

On August 26, 2026, Mr. Katz met with Candidate A to discuss his background and interest in Vail Resorts. During this call, Candidate A suggested that he was not interested in being involved in a proxy contest or serving on a dissident slate. Candidate A noted that Oasis had retained a recruiter to identify potential director candidates and that the recruiter had presented the opportunity to him as a Board refreshment effort. Candidate A emphasized that, beyond Oasis facilitating an introduction, he had no relationship with Oasis.

On August 28, 2026, Mr. Katz spoke with Candidate B to discuss his background and interest in Vail Resorts, who informed Mr. Katz that he had only recently met with Oasis.

On August 30, 2026, Mr. Fischer emailed Mr. Katz to inquire about Mr. Katz's meetings with Candidate A and Candidate B.

On August 31, 2026, Mr. Katz replied by email that he had nice meetings with both candidates.

On August 31, 2026, Mr. Fischer again requested an extension of the nomination window.

Later on August 31, 2026, Mr. Prince appeared on a radio show based in Park City, Utah and reiterated his desire to purchase Park City Mountain Resort. During the interview, Mr. Prince was highly critical of the Company’s business model and labeled himself as a “crazy person . . . willing to come in and invest in a ton of money.” The next day, Mr. Prince posted on X, stating “Turns out I can cause trouble for Vail without even Tweeting!”

On September 1, 2026, Mr. Katz requested to schedule a call with Mr. Fischer for September 2, 2026.

On September 2, 2026, the Board met to discuss Mr. Katz’s meetings with Mr. Chapek, Candidate A and Candidate B. The Board also considered Oasis’ request for a waiver of the nomination deadline and weighed the risks of Oasis nominating directors and a potential proxy contest. Upon the recommendation of the Nominating & Governance Committee, the Board determined that it would not be advisable to provide a waiver solely to Oasis without publicly announcing and extending the nomination deadline for all shareholders and, given that the deadline had been publicly known since October 2025, shareholders were not disadvantaged by being required to comply with it. The Board also concluded that Oasis’ stated objective in requesting the waiver, to allow time for the rapid appointment of two candidates referred by Oasis, was not in the best interest of shareholders. The Board determined that the interests of all shareholders would be better served by continuing the Board’s own robust and ongoing search process for a new independent director, to ensure a broad pool of candidates and input from more than just one shareholder into the Board’s composition. The Board decided that it would include individuals referred by Oasis in its ongoing search process, and that Mr. Katz would continue to meet with any additional candidates referred by Oasis as a first step in that process. At this Board meeting, Sue Decker informed the Board that she would not be standing for reelection at the 2026 Annual Meeting after eleven years of service in order to manage her total number of board commitments following her decision to join two additional boards in the past year. As a result, the Board approved reducing its size to nine members, effective at the 2026 Annual Meeting. The Board also determined it was important to publicly disclose that it had an active search underway for a new independent director and the timing of such search to allow for feedback from all shareholders regarding the Board’s refreshment efforts.

Later on September 2, 2026, the Board issued a press release announcing Ms. Decker’s decision not to stand for reelection at the 2026 Annual Meeting and that the Board was conducting a search for an additional independent director with the assistance of a leading independent executive search firm. The Board further announced that it would be reduced to nine members at the 2026 Annual Meeting and that it expected to complete its search process and increase the Board from nine to ten members in early 2027.

After the press release was issued on September 2, 2026, Mr. Katz called Mr. Fischer to discuss the Company’s press release and convey that the Board had determined not to extend the nomination window for Oasis, as the Board concluded that it was not in the best interest of shareholders to forego its search and the input of other shareholders and appoint two of Oasis’ candidates. Mr. Fischer expressed disappointment with the decision, arguing that it would be straightforward for the Board to meet with Oasis’ proposed candidates quickly and determine whether they were appropriate. Mr. Katz stated that the Board felt that it could attract a wider array of candidates through its search process. Mr. Katz stated that it was unclear why Oasis was so attached to those particular individuals, apart from having suggested them. Mr. Katz also noted that the Board had duties to all shareholders and had concerns about allowing a single shareholder to dictate Board composition when other shareholders may also have views on Board refreshment. Mr. Katz stated that by making its director search public, the Company could take into account a variety of perspectives, including those of Oasis. Mr. Katz confirmed that the Board intended to include the individuals referred by Oasis in the ongoing search process.

On September 3, 2026, Meyer attempted to contact Peter Vaughn, chair of the Board’s Nominating & Governance Committee, through a social media site, requesting a meeting regarding the Board’s ongoing search as publicly disclosed the day prior. Meyer’s message was filtered into a folder that Mr. Vaughn did not regularly monitor, and Mr. Vaughn was not aware of the communication until weeks later, after Meyer noted he had reached out to Mr. Vaughn in his completed director questionnaire.

On September 9, 2026, one day before the close of the advance notice window under the Company’s bylaws, Oasis delivered a letter to the Company, informing the Company that it intended to nominate three director candidates for election to the Board at the 2026 Annual Meeting in opposition to the Company Nominees recommended by the Board (the “Oasis Nomination Notice”). The Oasis Nomination Notice included three of the four Oasis Nominees: Robert A. Chapek, M. Ashton Hudson, and Bryce Roberts. The Oasis Nomination Notice disclosed for the first time to the Company that the Oasis Group beneficially owned, in the aggregate, approximately 4.9% of the Company’s outstanding shares, below the 6.5% beneficial ownership Oasis had previously

reported on its Schedule 13G filing, as amended most recently on August 14, 2026, and had ceased to beneficially own 5% of the Company's outstanding stock as of July 24, 2026.

On the same day, the Company also received a separate nomination notice from Meyer, who nominated himself to stand for election at the 2026 Annual Meeting (the "Meyer Nomination Notice"). Before submitting the Meyer Nomination Notice, Meyer had not engaged with the Company beyond the above-referenced attempt to reach Mr. Vaughn and a separate email to the Company's Investor Relations email address to obtain contact information for the Company's Corporate Secretary.

On September 9, 2026, Candidate A emailed Mr. Katz in follow up to their August meeting. On September 10, 2026, Mr. Katz responded and suggested that the Company would connect Candidate A with the executive search firm supporting the Board's active search.

On September 10, 2026, Oasis delivered an amended version of the Oasis Nomination Notice that included the fourth Oasis Nominee, Picabo Street. Candidate A and Candidate B were not included in the Oasis Nomination Notice.

On September 11, 2026, the Company issued a press release confirming receipt of the Oasis Nomination Notice from Oasis and the Meyer Nomination Notice from Meyer, and reiterated that the Board is engaged in an active, fulsome search for a new independent director. The Company noted that the Board's recommended slate of nominees would be included in the Company's proxy statement filed with the SEC. The Board decided to issue this press release to allow for an open and transparent dialogue with other shareholders regarding the Board's approach to Board refreshment and the Oasis and Meyer nominees.

Later on September 11, 2026, Mr. Prince posted on X a GIF from the 1980s television series "The A-Team" stating, "I love it when a plan comes together" in reply to a post regarding the Oasis nominations.

On September 14, 2026, a member of the Company's Investor Relations team contacted Meyer to schedule an initial meeting between herself, Meyer, and Ms. Korch in light of his submission of the Meyer Nomination Notice. In advance of the meeting, which was scheduled for September 18, 2026, a member of the Company's Investor Relations team requested that Meyer complete the Company's questionnaire for directors and director nominees as part of the Company's ordinary process for evaluating director candidates.

On September 15, 2026, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), as counsel to the Company, sent a letter (the "Nomination Response Letter") to McDermott Will & Schulte LLP ("McDermott"), Oasis' legal counsel, in response to the Oasis Nomination Notice. The letter noted that the Company had undertaken an initial review and requested additional information and documentation from Oasis and the Oasis Nominees, including a description of any agreements, arrangements or understandings between Oasis and any other person, including Mr. Prince, with respect to the nominations of the Oasis Nominees. On behalf of the Board's Nominating & Governance Committee, the Company also requested that each Oasis Nominee complete and sign the Company's questionnaire for directors and director nominees to enable the Board to review their qualifications and independence, and stated that it would like to begin scheduling interviews with the Oasis Nominees within the following two weeks.

On September 16, 2026, Oasis and the Oasis Nominees (collectively, the "Oasis Group") jointly filed a Schedule 13D with the SEC, disclosing beneficial ownership of 6.2% of the Company's common stock, and additional economic exposure of approximately 1.3% of the Company's outstanding stock through cash-settled swaps. The filing disclosed the purpose of Oasis' nominations as seeking fresh perspectives to help improve "Vail's guest experience, pricing strategy, marketing effectiveness, and the fuller utilization of its hospitality assets."

On September 17, 2026, Oasis delivered to the Company a demand to inspect certain books and records of the Company pursuant to Section 220 of the General Corporation Law of the State of Delaware (the "DGCL"), for the stated purpose of communicating with the Company's shareholders in connection with the 2026 Annual Meeting (the "Oasis Demand Letter").

On September 18, 2026, Ms. Korch and a member of the Company's Investor Relations team met with Meyer to discuss his rationale for nominating himself. Meyer expressed support for the Company's long-term strategy, including the owner-operator model and the Epic Pass. Ms. Korch explained the Board's existing refreshment process and indicated she would discuss his candidacy with the Board and provide next steps.

Between September 18 and September 30, 2026, Skadden and McDermott exchanged correspondence to arrange interviews with the Oasis Nominees. Although the Company explicitly requested interviews by September 29 in the Nomination Response Letter, none of the Oasis Nominees offered to make themselves available before October 1, 2026, and Ms. Street only provided

availability during the week of October 12 due to “business reasons,” representing almost a full month delay from the Company’s initial request.

On September 22, 2026, McDermott, on behalf of Oasis, responded to the Nomination Response Letter. Oasis provided completed director questionnaires for each Oasis Nominee. Each questionnaire asked whether the nominee had any agreement, arrangement or understanding with any person, including Mr. Prince, with respect to their respective nominations as directors of the Company. Ms. Street disclosed that Mr. Prince, whom she knew personally, introduced her to Oasis and that she consulted with Mr. Prince about her nomination. Mr. Roberts stated on his director questionnaire that he had no personal or professional relationship with Mr. Prince “that could be relevant in assessing [his] candidacy.” Mr. Roberts did not disclose that he has a regular public dialogue with Mr. Prince on X, including a September 2021 post in which Mr. Roberts shared a picture of himself with Mr. Prince and referred to Mr. Prince as an “old friend.” Mr. Roberts also did not disclose on his questionnaire that he was introduced to Oasis by Mr. Prince (which he later disclosed in his interview).

In his questionnaire, Mr. Hudson disclosed that he had been “identified and approached by Oasis as a potential nominee on April 13, 2026.” Inexplicably, Oasis did not introduce Mr. Hudson to the Company in August 2026, when it referred Mr. Chapek, Candidate A, and Candidate B to the Company.

Each of Mr. Hudson, Mr. Roberts, and Ms. Street also disclosed in their questionnaires that they had entered into a Nomination Agreement with Oasis Investments II Master Fund Ltd., which included a one-time fee for each nominee of $50,000 following submission of Oasis’ notice of intent to nominate and an additional $50,000 upon filing of a preliminary proxy statement naming the nominee, with the after-tax proceeds of each fee to be invested in the Company’s common stock within five calendar days of receipt.

In his response to the questionnaire, Mr. Chapek disclosed that on July 28, 2026 he entered into a letter agreement with Oasis Management Company Ltd. (the “Chapek Agreement”) under which he agreed to provide consulting and advisory services to Oasis in connection with its investment in the Company and to serve as a member of the Oasis slate of nominees and as a director if elected. Mr. Chapek attached a form of the Chapek Agreement to his questionnaire response and highlighted the following as the material terms: (I) a consulting fee of $100,000 per month from July 28, 2026 through the completion of the 2026 Annual Meeting; (ii) if Mr. Chapek is elected, a $500,000 forgivable loan from Oasis to be used to purchase Company common stock; (iii) reimbursement of documented and reasonable out-of-pocket expenses; (iv) indemnification by Oasis against certain third-party claims relating to his role as a nominee or the solicitation; and (v) a standstill under which Mr. Chapek agreed not to acquire Company securities during the term of the agreement.

On September 22, 2026, the Oasis Group filed an amendment to its Schedule 13D with the SEC, disclosing that it beneficially owned approximately 7.4% of the Company’s outstanding shares.

On September 23, 2026, Meyer submitted his completed Company director questionnaire to a member of the Company’s Investor Relations team and Ms. Korch. Meyer disclosed in his questionnaire that on September 2, 2026, he contacted Oasis regarding his intent to nominate himself to the Board but that he had no further communications with Oasis.

On September 24, 2026, Skadden delivered a response letter to McDermott with respect to the Oasis Demand Letter. The Company agreed to make available to Oasis such information referred to in the Oasis Demand Letter that was then available and that a shareholder was entitled to examine under Section 220 of the DGCL. As a condition to production, the Company required Oasis to execute a confidentiality agreement in the form enclosed with the response and to deliver payment of the Company’s production costs, and on September 28, 2026, the Company and Oasis executed said agreement.

On September 24, 2026, the Board held its regularly scheduled quarterly meeting. At the meeting, the Board discussed the Board’s process for interviewing and evaluating the Oasis Nominees and Meyer. The Board also discussed the available information regarding the background, profile, and skills of the Oasis Nominees and Meyer. The Board then discussed shareholder engagement and shareholder feedback regarding board composition, the risks and expense of a proxy contest, and potential pathways to mitigate the risk of a proxy contest. At the conclusion of the regular Board meeting, the independent directors of the Board met in executive session to discuss the Board’s approach to the Oasis and Meyer nominations and Board refreshment and composition.

On September 28, 2026, the Company reported fiscal 2026 results, which reflected the impact of the historically challenging winter season. The Company provided fiscal 2027 guidance reflecting an expected recovery, and highlighted transformative lift upgrade investments planned at Park City Mountain. During the post-earnings call, Mr. Katz described the Company’s Epic Experience strategy as “our company-wide commitment to delivering the most exceptional and differentiated experience in skiing and riding.”

On September 29, 2026, the Oasis Group filed a second amendment to its Schedule 13D with the SEC, disclosing that it beneficially owned approximately 9.0% of the Company's outstanding shares.

On September 29, 2026, Messrs. Katz and Vaughn met with and interviewed Meyer as part of the Board process to consider his nomination for election as a director at the Annual Meeting.

Between September 29 and October 6, 2026, Mr. Katz and Ms. Korch met with shareholders on the West Coast and East Coast as part of the Company's standard investor engagement program. During these meetings, the Company discussed its fiscal 2026 results, strategy to drive sustainable growth and shareholder value, and actions taken over the preceding 18 months to enhance the guest experience, marketing, and sales. In the course of these discussions, shareholders provided feedback regarding the Board's refreshment and composition.

Between October 7 and October 8, 2026, Messrs. Katz and Vaughn met with and interviewed each of the Oasis Nominees, other than Ms. Street (who would not make herself available for an interview prior to October 12, 2026), as part of the Board's process to consider their respective nominations for election as a director at the Annual Meeting.

On October 12, 2026, the Board (including all members of the Nominating & Governance Committee) met to discuss and evaluate: (i) the Oasis Nominees, (ii) Meyer, and (iii) the current members of the Board, excluding Sue Decker (who previously informed the Board she will not stand for reelection at the Annual Meeting), in order to determine whom the Board should recommend shareholders elect at the Annual Meeting. In advance of the Board meeting, the Board carefully reviewed all information available to it regarding all of the director nominees, including disclosures in the director questionnaires completed by all of the director nominees, disclosures provided by Oasis with respect to the Oasis Nominees set forth in the Oasis Nomination Notice, disclosures provided by Meyer with respect to himself set forth in the Meyer Nomination Notice, a summary of the key findings set forth in background investigation reports prepared by a third-party firm on each of the Oasis Nominees and Meyer. The Board had a robust discussion at this meeting and posed questions to the Company's counsel regarding the matters discussed.

Since Ms. Street would not make herself available any earlier than October 12, 2026 for an interview, the Board determined to call another Board meeting for October 13, 2026 before making a final recommendation with respect to the election of the Company Nominees, the Oasis Nominees and Meyer.

On October 13, 2026, just one day after the earliest date Ms. Street was available for an interview, Oasis filed a preliminary proxy statement with the SEC relating to its nomination of the Oasis Nominees, noting it beneficially owned approximately 9.6% of the Company's outstanding stock and had additional economic exposure of approximately 1.1% of the Company's outstanding stock through cash-settled swaps.

Five hours after Oasis filed its preliminary proxy statement, Mr. Prince appeared on a pre-recorded ski industry podcast. Mr. Prince reiterated his long-standing objective to acquire Park City Mountain Resort. Mr. Prince stated that he had financing available to acquire Park City Mountain Resort and promoted a proposal under which the Company would sell the resort to him. Mr. Prince discussed the Oasis nominations to the Board, stated that he knew certain dissident nominees, specifically highlighting Ms. Street, and suggested that changes to the Board could influence the Company's strategic direction. Mr. Prince laid out how the Oasis nominees might change the Company's direction, stating that they could influence Mr. Katz, get Mr. Katz to return his phone calls, or replace Mr. Katz.

On October 13, 2026, the Board and the Nominating & Governance Committee held a joint meeting and after hearing feedback from Messrs. Katz and Vaughn following their interview with Ms. Street and based on the Board's deliberations at its October 12 meeting, the Board determined by unanimous vote of all directors present not to recommend to shareholders any of the Oasis Nominees or Meyer for election to the Board and instead recommend that shareholders elect a nine-person Board consisting of the Company Nominees. In arriving at this decision, the Board considered a number of factors, including, among other things, the following:

- With the exception of Mr. Chapek, the Oasis Nominees and Meyer do not possess relevant industry experience or have professional experience at the breadth and scale required for oversight of a multi-billion dollar public company with approximately 50,000 employees operating in the U.S. and multiple foreign jurisdictions.
- While Mr. Chapek possessed relevant industry experience, the Board had concerns regarding the circumstances surrounding his termination from Disney and that during Mr. Chapek's interview, he did not demonstrate thoughtful reflection regarding the shortcomings and challenges of his tenure as CEO. Further, the Board had concerns regarding Mr. Chapek's decision to serve on the board of Masimo during a period in 2024 when ISS described that board's governance as "firmly among the most troubling of any modern public company," as well as Mr. Chapek's current service

on another board of a company founded by the former founder, chairman, and CEO of Masimo, all of which raised questions regarding Mr. Chapek's ability to drive strong corporate governance in the interest of all shareholders. When asked in his interview about the 2024 ISS report on Masimo, Mr. Chapek downplayed the significance of the ISS commentary. The Board also had concerns about Mr. Chapek's decision to write a tell-all book on his time as CEO and a director of Disney, which may call into question his ability to protect the confidentiality of Board deliberations and decisions. The Board also questioned whether Mr. Chapek could represent the interests of all shareholders independently given the significant compensation he is currently receiving from Oasis for his advisory services. Further, in his interview Mr. Chapek did not demonstrate basic knowledge about the Company's services, products, and strategic initiatives, including its recent announcements relating to Epic Experience. Finally, the Board had concerns that in his first interview with Mr. Katz, Mr. Chapek represented that he would not be part of a contested activist fight, and was not forthcoming about the fact that he had already entered into the July 28, 2026 Chapek Agreement with Oasis, under which he had contractually committed to Oasis "to be nominated to join the new Board of the Company" and to be an active participant in a full proxy fight.

- Mr. Roberts and Ms. Street were introduced to Oasis by Matthew Prince, raising questions regarding potential conflicts of interest and whether Mr. Prince advanced those candidates because he believes they will best serve his objective of forcing a sale of the Company's interest in Park City Mountain to him. Mr. Roberts and Ms. Street were introduced to Oasis approximately one week before their nominations. Based on this timeline and interviews of both candidates, the Board had concerns about whether Oasis diligently evaluated Mr. Roberts and Ms. Street's background, skills, qualifications for the Board, and whether the nominees, neither of whom has prior public company board experience, fully appreciate the scope of the responsibilities and fiduciary duties associated with a public company director role. In their interviews, neither candidate demonstrated basic knowledge about the Company's services, products, and strategic initiatives, including its recent announcements relating to Epic Experience, causing the Board to question the level of rigor and commitment they brought to their potential directorships.
- Mr. Roberts was also introduced to Oasis by the President and COO of a Vail Resorts competitor, raising further questions regarding potential conflicts of interest.
- In his interview, Mr. Hudson represented that his experience as a small-business entrepreneur owning and operating a pest control company would add value to the Company's management of costs and that the Board would benefit from his capital allocation experience. However, when pressed, Mr. Hudson could not articulate any specific strategies or perspectives on the Company's cost structure or capital allocation approach that he would change, despite having said he thought the Board needed help in both of these areas. Further, the Board also questioned why, despite having identified Mr. Hudson in April of 2026, Oasis never referred him to the Company as a candidate prior to nominating him.
- The Oasis Nominees and Meyer do not have the experience, background, and skills necessary to be incrementally valuable to the Board at this time and the Company Nominees are better positioned to serve the long-term interests of the Company's multiple stakeholders, including shareholders, employees, and communities in which the Company operates, and adding any one of the Oasis Nominees or Meyer to replace an existing director could cause disruption to the Board and its ability to execute its strategy.

On October 19, 2026, the Company filed its preliminary proxy statement for the Annual Meeting.

On October 30, 2026, the Company filed this definitive proxy statement for the Annual Meeting.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board acts as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the Company's shareholders. The Board is committed to a long-term strategy that drives growth and enhances shareholder value by focusing on areas with significant growth potential and leveraging our capabilities and scale to deliver exceptional experiences for our guests. The Board selects, advises, and oversees our management, who are responsible for the day-to-day operations and administration of the Company. The Board has adopted Corporate Governance Guidelines which, along with the charters of each of the committees of the Board and the Company's Code of Ethics and Business Conduct (the "Code of Ethics"), provide the framework for the governance of the Company. A complete copy of the Company's Corporate Governance Guidelines, the charters of the Board committees, and the Code of Ethics for directors, officers, and employees may be found in the "Governance" section of the Company's website at *investors.vailresorts.com*.

The Company has adopted meaningful policies, including stock ownership guidelines for non-employee directors and executive officers to help align their interests with those of our shareholders, an overboarding policy placing limits on the number of public company directorships held by our directors and Chief Executive Officer, an anti-hedging policy for all directors and executive officers, and a clawback policy applicable to executive officers for both cash and equity-based incentive awards.

Board Leadership and Lead Independent Director

Currently, the positions of Chairperson of the Board and Chief Executive Officer of the Company are held by Mr. Katz. Mr. Katz is considered a non-independent director. When the Chairperson of the Board is a non-independent director, the independent directors elect an independent director to serve in a lead capacity. Mr. Sewell serves as our Lead Independent Director.

The Board believes that one leader serving as Chairperson of the Board and Chief Executive Officer, together with an experienced and engaged Lead Independent Director, is the most appropriate leadership structure for the Board at this time. This structure results in one leader being directly accountable to the Board and, through the Board, to shareholders.

Specific duties of the Chairperson of the Board and the Lead Independent Director are:

Chairperson of the Board	Lead Independent Director
→ Setting the agenda for Board meetings with the Lead Independent Director	→ Presiding over meetings of the Board at which the Chairperson is not present, including executive sessions of independent directors
→ Having the authority to call special meetings of the Board and such other duties assigned to the Chairperson under the Company's Bylaws	→ Having the authority to call meetings of the independent directors
→ Serving as a liaison between the Board and Senior Management	→ Serving as the presiding director for purposes of all rights and duties assigned to the presiding director under the Company's Bylaws, including the right to call special meetings of the Board
→ Monitoring the content, quality, and timeliness of information sent to the Board	→ Serving as principal liaison on Board-wide issues between the independent directors and the Chairperson
→ Acting as a source of institutional knowledge	→ Approving meeting agendas and meeting schedules for the Board
→ Being available to the Board for additional responsibilities as may be needed	→ Serving as the point of contact for communications from shareholders or other interested parties directed to the Lead Independent Director or the non-management directors or the Board as a group
	→ Such other duties as set forth in the Charter of the Lead Independent Director (attached as Appendix A to the Corporate Governance Guidelines)

Director Elections

We hold an annual election of all directors for one-year terms. We also have a majority voting standard and a director resignation policy in uncontested director elections.

Director Nominations

The Nominating & Governance Committee considers and recommends candidates for election to the Board. The Nominating & Governance Committee also considers candidates for election to the Board, if any, that are submitted by shareholders. Each member of the Nominating & Governance Committee participates in the review and discussion of director candidates. In addition, members of the Board who are not on the Nominating & Governance Committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the Nominating & Governance Committee seeks persons who have achieved prominence in their field and who possess significant experience in areas of importance to the Company, as further described in the next section. The minimum qualifications that the Nominating & Governance Committee believes must be met for a candidate to be nominated include independence, wisdom, integrity, understanding and general acceptance of the Company's corporate philosophy, business or professional knowledge and experience that can bear on the Company's and the Board's challenges and deliberations, proven record of accomplishment with excellent organizations, inquiring mind, willingness to speak one's mind, ability to challenge and stimulate management, future orientation, willingness to commit time and energy, and international/global experience.

Most recently, we were pleased to welcome William J. Hornbuckle to serve on our Board in 2026. Mr. Hornbuckle brings more than 25 years of experience in the global hospitality, gaming, and entertainment industries, including his service as Chief Executive Officer and President of MGM Resorts International. His extensive experience overseeing large-scale resort operations, strategic growth initiatives, customer loyalty programs, and international expansion efforts provides valuable insights as we continue to execute our long-term growth strategy and enhance our guest experience offerings. His addition to our Board underscores our commitment to aligning Board skills and experience with the Company's strategic priorities.

The Nominating & Governance Committee of the Board is currently conducting a search for an additional independent director with the assistance of a leading independent executive search firm. The Board currently expects to complete that process and a corresponding increase in the size of the Board to ten members in early 2027. Shareholders who wish to submit candidates for consideration by the Nominating & Governance Committee for election at an annual or special meeting of shareholders should

submit the candidate's name and qualifications, including the candidate's consent to serve as a director of the Company if nominated by the Committee and so elected, by mail to: Corporate Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, Colorado 80021. The Nominating & Governance Committee applies the same standards in considering candidates submitted by shareholders as it does in evaluating candidates submitted by members of the Board. The Nominating & Governance Committee recommended the Company Nominees for election at this year's Annual Meeting.

Information with Respect to Director Nominees

The Nominating & Governance Committee is committed to maintaining an independent Board that reflects a broad mix of skills, knowledge, perspective, leadership, and experience, which we believe enhances the effectiveness of the Board's oversight of the Company's strategy and operations. The Nominating & Governance Committee has determined that the Board will be composed of individuals who meet the highest possible personal and professional standards. Our director nominees should have broad experience in management, policymaking and/or finance, relevant industry knowledge, current consumer experience at scale, business creativity, vision, and demonstrate a strong track record delivering in evolving marketing and technology landscapes. They should also be committed to enhancing shareholder value and should be able to dedicate sufficient time to effectively carry out their duties.

The Nominating & Governance Committee considers the following specific characteristics in making its nominations for our Board: independence, wisdom, integrity, understanding and general acceptance of the Company's corporate philosophy, business or professional knowledge and experience that can bear on the Company's and the Board's challenges and deliberations, proven record of accomplishment with excellent organizations, inquiring mind, willingness to speak one's mind, ability to challenge and stimulate management, future orientation, willingness to commit time and energy, and international/ global experience. Many factors are considered by the Nominating & Governance Committee when determining the eligibility of candidates for nomination as director. The Nominating & Governance Committee does not have a formal diversity policy; however, in connection with the annual nomination process, the Nominating & Governance Committee considers the diversity of candidates to ensure that the Board is composed of highly-qualified individuals with a broad range of experiences and backgrounds who can contribute to the Board's overall effectiveness in carrying out its responsibilities.

The Nominating & Governance Committee believes it is important to use a broad range of practices to ensure effective board composition and refreshment, with a balance between short-, medium-, and long-tenured directors. The Nominating & Governance Committee nominates new directors from time to time so the Board reflects a broad mix of skills, knowledge, perspective, leadership, and experience among directors in order to ensure the Board has the ability to perform its oversight function effectively, which we believe enhances oversight abilities of the Company's strategy and operations.

At the Annual Meeting, director nominees will stand for election for one-year terms, expiring at the 2027 Annual Meeting.

Determinations Regarding Independence

Under the Company's Corporate Governance Guidelines, a majority of the Board must be composed of directors who are independent, as determined based on the independence standards of the New York Stock Exchange's ("NYSE") Listed Company Manual. In accordance with our Corporate Governance Guidelines and the NYSE's listing standards, the Board has adopted categorical standards of director independence to assist it in making determinations of independence of Board members. These categorical standards of director independence are available in the "Governance" section of the Company's website under "Governance Documents" at *investors.vailresorts.com*. The Board has affirmatively determined that each of the Company Nominees, other than Mr. Katz, is "independent" under the NYSE's listing standards and the categorical standards of director independence adopted by the Board.

The Board also determined that Messrs Redmond and Sorte, each of whom did not stand for reelection at the 2025 Annual Meeting, and Ms. Decker, who will not be standing for reelection at the 2026 Annual Meeting, were independent under these standards.

Meetings of the Board

The Board held a total of five meetings during fiscal 2026. Each of our then-serving directors attended at least 75% of the meetings held by the Board and Board committees on which they served during the fiscal year. In accordance with our Corporate Governance Guidelines, directors are invited and encouraged to attend our Annual Meeting of Stockholders. All of our then-serving directors attended our 2025 Annual Meeting of Stockholders.

Executive Sessions

The non-management directors' practice is to meet in executive session following the conclusion of each regularly scheduled quarterly Board meeting to discuss such matters as they deem appropriate and, at least once a year, to review the Compensation Committee's annual review of the Chief Executive Officer and the Chairperson. These executive sessions are chaired by the Lead Independent Director. Interested parties, including our shareholders, may communicate with the Lead Independent Director and the non-management directors by following the procedures under the heading "Communications with the Board" below.

Communications with the Board

The Board has adopted a formal process by which interested parties, including our shareholders, may communicate with the Board, the Lead Independent Director, or the non-management directors as a group. Additional information on communicating with our Board is available in the "Governance" section of the Company's website at *investors.vailresorts.com*.

Shareholder Engagement

Engagement with our shareholders is a core component of our approach to governance and long-term value creation. We are committed to maintaining ongoing, transparent dialogue with investors and actively seeking their perspectives throughout the year. Regular, proactive engagement is central to understanding investor viewpoints, addressing concerns, and building enduring trust.

During fiscal 2026, the Company engaged directly with shareholders representing 70% of our outstanding shares. Our multi-faceted approach included direct one-on-one meetings, small group discussions, quarterly earnings calls, and regular investor events, highlighted by our annual investor conference. We also issued regular press releases throughout the year to provide real-time insight into season-to-date performance and strategic execution. Beyond these touchpoints, we provided detailed public disclosures on governance practices, executive compensation, and sustainability initiatives, and maintained up-to-date information on our investor relations website to ensure shareholders have access to timely and relevant information. These deliberate efforts yielded valuable insights that continue to inform our strategic priorities and governance practices.

As we enter fiscal 2027, we remain committed to maintaining an open and constructive dialogue with our investors and to demonstrating measurable progress against our strategic priorities. We will continue providing regular updates on operational initiatives and we believe that regular engagement, thoughtful consideration of investor feedback, and disciplined execution are essential to creating sustainable long-term value for our shareholders.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics that applies to all directors, officers, and employees, including its chief executive officer, chief financial officer, chief accounting officer and controller, and all persons performing similar functions. In addition to making the Code of Ethics available to directors, officers, and employees, it is available in the "Governance" section of the Company's website under "Governance Documents" at *investors.vailresorts.com*.

We make the Code of Ethics available to directors, officers, and employees, and convey our expectation that every director, officer, and employee read and understand the Code of Ethics and its application to the performance of each such person's business responsibilities, including, but not limited to:

- *Fostering an ethical culture*: speaking up, seeking guidance, and voicing concerns, investigations and discipline, and non-retaliation
- *Respect in the workplace and workplace conduct*: anti-harassment and discrimination, human rights, inclusion, protecting personal information, and health and safety
- *Fairness and ethics in business dealings*: anti-bribery and corruption, antitrust and fair competition, conflicts of interest, and insider trading
- *Being responsible stewards to our communities and environment*: community impact, environmental leadership, and political activities and contributions

We require our year-round employees, as well as certain seasonal employees, to complete a Code of Conduct training on an annual basis. This annual requirement includes training on various topics, such as financial integrity, ethical leadership, and anti-harassment. In fiscal 2026, the training was completed by 97% of this employee base.

Our Code of Ethics uses principles-based guidance to alert directors, officers, and employees to potential conflicts of interest. Under the Code of Ethics, a conflict of interest occurs when an individual's personal, social, financial, or political interests conflict with their loyalty to the Company. Our policy under the Code of Ethics provides that even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. If any person believes a conflict of interest is present in a personal activity, financial transaction, or business dealing involving the Company, then that person is instructed under the Code of Ethics to report such belief to an appropriate individual or department as identified in the Code of Ethics.

In the event the Company amends or waives any of the provisions of the Code of Ethics applicable to our chief executive officer, chief financial officer, or chief accounting officer and controller that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), the Company intends to disclose these actions on its website.

Risk Management

The Board believes that oversight of the Company's overall risk management program is the responsibility of the entire Board and views risk management as an important part of the Company's overall strategic planning process. The Board has delegated the regular oversight of the elements of the risk management program to the Audit Committee, and the Board receives periodic updates on individual areas of risk from the Audit Committee or members of senior management, as appropriate. The Board also periodically schedules a risk management agenda item for regular Board meetings, during which the Audit Committee or members of senior management report to and inform the Board of its risk management oversight activities. Senior management reports directly to the Audit Committee at each scheduled Audit Committee meeting and additionally as needed on the status of the Company's risk management program.

As part of its risk oversight responsibilities, the Board and Audit Committee also oversee risks and opportunities associated with the use, development, and deployment of cybersecurity, data privacy, regulatory compliance, and artificial intelligence ("AI") technologies, and management provides the Board with periodic updates on governance practices in each of these areas. Because cybersecurity has been identified as a critical part of risk management at the Company, the Audit Committee receives at least quarterly updates from the Chief Information Officer regarding major cyber risk areas and recommended actions to address those risks.

The Company has a dedicated team responsible for leading enterprise-wide information security strategy, policy, standards, architecture, and processes. The Company's information security, privacy, legal, and compliance functions also collaborate, as appropriate, to assess and monitor risks associated with evolving regulatory developments, including on AI-enabled technologies. Management's oversight activities include evaluating controls designed to promote the safe, secure, and responsible use of technology and to mitigate potential risks related to data protection, third-party AI solutions, and compliance with applicable laws and regulations. Further information regarding the Company's cybersecurity risk management, strategy, and governance is available in our Annual Report on Form 10-K filed on September 28, 2026.

In addition to the consistent management updates above, the Audit Committee has established an Internal Audit function to provide management and the Board with ongoing assessments of the Company's risk management processes and systems of internal control. The Audit Committee also reviews the Company's policies and guidelines and inquires of management and our independent auditors about the Company's processes for identifying and assessing risks and exposures and the steps management has taken to minimize such risks and exposures to the Company.

Compensation Risk Assessment

The Compensation Committee, with the assistance of an independent compensation consultant, reviewed the material compensation policies and practices for all employees, including executive officers. The Compensation Committee considered whether the compensation program encouraged excessive risk taking by employees at the expense of long-term Company value. Based upon its assessment, the Compensation Committee believes that the Company's compensation program, which includes a mix of annual and long-term incentives, cash and equity awards, and retention incentives, does not present risks that are reasonably likely to have a material adverse effect on the Company.

Committees of the Board

The Board has a standing Audit Committee, Compensation Committee, Executive Committee, and Nominating & Governance Committee. The charters for each of these committees, which have been approved by the Board, are available in the "Governance" section of the Company's website under "Committee Charters" at *investors.vailresorts.com*. Following is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

The Audit Committee

The Audit Committee is primarily concerned with the effectiveness of the Company's independent registered public accounting firm, accounting policies and practices, financial reporting, and internal controls. The Audit Committee acts pursuant to its charter, and is authorized and directed, among other things, to:

- appoint, retain, compensate, evaluate, and terminate, as appropriate, the Company's independent registered public accounting firm;
- approve all audit engagement fees and terms, as well as all permissible non-audit service engagements with the independent registered public accounting firm;
- discuss with management and the independent registered public accounting firm and meet to review the Company's annual audited financial statements and quarterly financial statements, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's annual and quarterly reports filed with the SEC;
- review the internal audit plan and evaluate the performance, responsibilities, and staffing of the Company's internal audit function at least annually;
- receive and review periodic presentations from the internal audit senior executive regarding the results of completed internal audits and the identification and remediation of weaknesses in the Company's internal control environment;
- review reports by the independent registered public accounting firm describing its internal quality control procedures and all relationships between the Company, or individuals in financial reporting oversight roles at the Company, and the independent registered public accounting firm;
- establish procedures, as required under applicable law, for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- monitor the rotation of partners of the independent auditors on the Company's audit engagement team as required by law;
- review and approve transactions between the Company and any related persons in accordance with the Company's Related Party Transactions Policy;
- confer with management and the independent auditors regarding the effectiveness of internal control over financial reporting;
- oversee management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and regulations and the Company's Code of Ethics;
- oversee risk management with respect to cybersecurity, data privacy, artificial intelligence, and machine learning, including receiving and reviewing quarterly updates from the Company's Chief Information Officer regarding major cyber risk areas and recommended actions to address such risks, as well as reviewing any other internal reports from management with respect to information technology and cybersecurity issues;
- oversee risk management with respect to the Company's health and safety programming, initiatives, and goals, including receiving and reviewing regular updates from the Company's General Counsel regarding performance, material risks, opportunities, and developments, and other related matters;
- annually prepare a report as required by the SEC to be included in the Company's annual proxy statement; and
- discuss policies with respect to risk assessment and risk management.

The members of the Audit Committee are Mr. Chambers, Chair, and Messrs. Sewell and Vaughn. The Board has determined that each of Messrs. Chambers and Sewell qualify as an "audit committee financial expert" as defined in the SEC's rules and

regulations adopted pursuant to the Exchange Act, and that all of the members of the Audit Committee are "independent" as defined by the NYSE's listing standards and the rules of the SEC applicable to audit committee members. The Audit Committee held four meetings during fiscal 2026.

AUDIT COMMITTEE REPORT

Management is responsible for the Company's accounting practices, internal control over financial reporting, the financial reporting process, and preparation of the consolidated financial statements. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board, or the PCAOB. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements for the fiscal year ended July 31, 2026 were prepared in accordance with generally accepted accounting principles. The Audit Committee reviewed and discussed the consolidated financial statements with management and the Company's independent registered public accounting firm, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and management's assessment of the effectiveness of the Company's internal control over financial reporting. The Audit Committee further discussed with the Company's independent registered public accounting firm the matters required to be discussed under the applicable requirements of the PCAOB and the SEC, as well as the Company's independent registered public accounting firm's opinion on the effectiveness of the Company's internal control over financial reporting.

The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence, and the Audit Committee discussed with the Company's independent registered public accounting firm, and were satisfied with, that firm's independence from the Company and its management. The Audit Committee has also considered whether the Company's independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditors' independence.

The Audit Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the Company's independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. In addition, the Audit Committee meets with the internal auditor, with and without management present, to discuss the results of their examination and evaluation of the Company's internal control over financial reporting. The Audit Committee has also reviewed and discussed Company policies with respect to risk assessment and risk management.

Based upon the Audit Committee's discussion with management and the Company's independent registered public accounting firm referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements as of and for the fiscal year ended July 31, 2026 be included in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2026 for filing with the SEC.

Audit Committee

Reginald A. Chambers, Chair

D. Bruce Sewell

Peter A. Vaughn

The Compensation Committee

The Compensation Committee acts pursuant to its charter and is authorized and directed, among other things, to:

- review and approve corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluate the Chief Executive Officer's performance in light of those goals and objectives (including the Chief Executive Officer's performance in fostering a culture of ethics and integrity), and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the Chief Executive Officer's compensation level based on this evaluation;
- review and oversee the evaluation of the performance of the executive officers of the Company other than the CEO and approve their total compensation, including annual base salary, short- and long-term incentive awards, and other

perquisites or personal benefits, and any proposed severance arrangements or change in control and similar agreements/provisions, and any amendments, supplements, or waivers to the foregoing;

- oversee the Company’s overall compensation structure, policies, and programs for executive officers and employees, including assessing the incentives and risks arising from or related to the Company’s compensation programs and plans, and assessing whether the incentives and risks are appropriate;
- review and approve the Company’s incentive compensation and equity-based plans and approve changes to such plans, in each case subject, where appropriate, to shareholder or Board approval, and review and approve issuances of equity securities to employees of the Company;
- review, approve, and administer any compensation recoupment or clawback policies maintained by the Company, and as appropriate, review and recommend changes to any such policies to the Board from time to time;
- annually review and recommend to the Board compensation (including annual retainer and meeting fees) for non-employee members of the Board and committees of the Board, fix the terms and awards of stock compensation for such members of the Board, and determine the terms, if any, upon which such fees may be deferred;
- maintain and annually review compliance with the Company's stock ownership guidelines for executives and non-employee directors;
- produce a compensation committee report on executive officer compensation as required by the SEC, after the committee reviews and discusses with management the Company’s CD&A and consider whether to recommend that it be included in the Company’s proxy statement and annual report; and
- recommend to the Board the frequency of the Company’s advisory vote on executive compensation and consider the results of such votes.

The members of the Compensation Committee are Ms. Rawlinson, Chair, Mr. Hornbuckle (as of September 24, 2026), and Mses. Decker, Knobloch, Romanow, and Schneider until the Annual Meeting, when the current term of Ms. Decker ends and she will no longer serve on the Board and Compensation Committee. The Board has determined that all members of the Compensation Committee are "independent" as defined by the NYSE’s listing standards. In addition, the Compensation Committee consists of "non-employee directors," within the meaning of Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee held four meetings during fiscal 2026.

Compensation Committee Processes and Procedures

The Compensation Committee meets as often as necessary to carry out its responsibilities. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer. The charter of the Compensation Committee grants the Compensation Committee sole authority, at the expense of the Company, to retain or to obtain advice from a compensation consultant, legal counsel, or other adviser to assist in the execution of the Compensation Committee’s responsibilities. The Compensation Committee is directly responsible for the appointment, compensation, and oversight of the work of any consultant or adviser retained and has authority to approve the fees and other retention terms. The Compensation Committee expects that it will seek advice from independent compensation consultants as it deems necessary on a periodic basis, but not necessarily annually, in order to determine that the Company’s compensation programs remain appropriate and consistent with industry practices. Prior to the retention of any compensation consultant, legal counsel, or any other external adviser, the Compensation Committee will assess the independence of such adviser from management, taking into consideration all factors relevant to such adviser’s independence, including factors specified in the NYSE listing standards.

During fiscal 2026, the Compensation Committee engaged Aon's Human Capital Solutions Practice, a division of Aon plc. ("Aon"), a multinational, multi-services insurance and consulting firm as its independent compensation consultant. Aon was retained by the Compensation Committee to review the Company’s executive and Board of Director compensation programs, including a competitive assessment against peers, and to perform a compensation program risk assessment.

In fiscal 2026, Aon was paid approximately $179,000 for these director and executive compensation consulting services provided to the Compensation Committee. During fiscal 2026, Aon and its affiliates also provided the Company with insurance services, health benefits, valuation services, and a pharmacy coalition membership. The decision to engage Aon and its affiliates for these additional services was made by management as part of the Company’s existing relationship with Aon concerning these services, and was not approved, or required to be approved, by the Compensation Committee or the Board. Professional fees for the foregoing additional services in fiscal 2026 were approximately $146,000, or 0.0009% of Aon's approximately $17 billion corporate revenues. The individuals at Aon that advise the Compensation Committee on executive compensation matters have no involvement in the other services provided to the Company by Aon and its affiliates, and the individuals at Aon advising the

Compensation Committee report directly to, and are overseen by, the Compensation Committee. These individuals have no other relationship with the Company or management. The Compensation Committee has assessed the independence of Aon as required by the NYSE listing standards. The Compensation Committee reviewed its relationship with Aon and considered all relevant factors, and concluded that there are no conflicts of interest raised by the work performed by Aon and its affiliates.

Historically, the Compensation Committee has adjusted annual compensation, determined annual cash and equity awards, and established new performance objectives at one or more meetings held during the first quarter of the fiscal year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, at various times as needed throughout the year. Generally, the Compensation Committee's process comprises of two related elements: the determination of compensation levels and the establishment of performance objectives for the fiscal year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the committee by the Chief Executive Officer. The Compensation Committee makes all final determinations regarding these awards, and none of our executive officers, including the Chief Executive Officer, are involved in the determination of their own compensation.

In the case of the Chief Executive Officer, the evaluation of the CEO's performance is conducted by the Compensation Committee, which determines any adjustments to the CEO's compensation as well as awards to be granted. The non-management directors' practice is to meet in executive session following the Board meeting in September of each year to review and ratify the Compensation Committee's annual review of the Chief Executive Officer. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2026 are described in greater detail in the CD&A of this proxy statement, as well as the narrative disclosure that accompanies the Summary Compensation Table and related tables in the Executive Compensation section of this proxy statement.

The Nominating & Governance Committee

The Nominating & Governance Committee acts pursuant to its charter and is authorized and directed to:

- make recommendations to the Board regarding effective Board composition and refreshment, taking into consideration such factors as business or industry experience, financial or risk assessment expertise, the balance of tenure on the Board, diversity of perspectives, experience on other public company boards of directors, and other specific areas of expertise of each Board member;
- actively seek individuals qualified to become Board members for recommendation to the Board;
- retain and terminate any search firm to be used to identify candidates and to approve the search firm's fees and other retention terms;
- identify and recommend to the Board director nominees for the next annual meeting of shareholders and members of the Board to serve on the various committees of the Board;
- oversee the evaluation of the performance of the Board, each committee of the Board, and individual directors, and oversee the annual evaluation process, which may include Board self-assessments and/or the periodic engagement of a third party to conduct the evaluation;
- oversee and periodically review the Company's sustainability activities, including policies, initiatives, programming, disclosures, reporting, and engagement with key stakeholders related to sustainability matters, other than those related to the adequacy and effectiveness of the Company's applicable internal controls related to such disclosures, which are overseen by the Audit Committee;
- review and reassess the adequacy of the Corporate Governance Guidelines of the Company and recommend any proposed changes to the Board for approval;
- review and present to the Board individual director candidates recommended for the committee's consideration by shareholders and shareholder nominations for director that are made in writing to the Secretary of the Company in compliance with the Company's Bylaws; and

- working with management, review and present to the Board shareholder proposals.

The members of the Nominating & Governance Committee are Mr. Vaughn, Chair, Ms. Rawlinson, and Mr. Sewell. The Board has determined that all members of the Nominating & Governance Committee are "independent" as defined by the NYSE's listing standards. The Nominating & Governance Committee held five meetings during fiscal 2026.

The Executive Committee

The Executive Committee has all powers and rights necessary to exercise the full authority of the Board during the intervals between meetings of the Board in the management of the business and affairs of the Company, subject to certain limitations set forth in the charter of the Executive Committee. As of the Company's fiscal 2026 year end, the members of the Executive Committee were Messrs. Katz and Sewell, and Ms. Schneider. The Executive Committee held multiple discussions and conducted committee actions via unanimous written consent in lieu of any meetings during fiscal 2026.

Board and Board Committee Evaluation

Our Board reviews its performance and the performance of its committees on an annual basis. The objective of this review is to increase the effectiveness of the Board through the consideration of, among other things, Board composition and improved or alternative Board structures, organization, and processes.

DIRECTOR COMPENSATION

Director Compensation for Fiscal 2026

The following table provides information concerning the compensation of our non-employee directors in fiscal 2026:

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Reginald A. Chambers	120,000	220,316	20,340	360,656
Susan L. Decker(6)	97,500	220,316	16,126	333,942
Iris Knobloch	97,500	220,316	—	317,816
Nadia N. Rawlinson	116,467	220,316	—	336,783
John Redmond(5)	36,488	—	—	36,488
Michele Romanow	97,500	220,316	23,874	341,690
Hilary A. Schneider	103,967	220,316	15,356	339,639
D. Bruce Sewell	162,500	220,316	—	382,816
John F. Sorte(5)	43,608	—	—	43,608
Peter A. Vaughn	122,500	220,316	17,838	360,654

(1) Mr. Katz is a named executive officer for the Company's fiscal 2026. His compensation is included in the Summary Compensation Table in the Executive Compensation section of this proxy statement. Mr. Katz did not receive any additional compensation for his service on the Board. Mr. Hornbuckle commenced service on the Board in the Company's fiscal 2027 and therefore is excluded from the table.

(2) Consists of non-employee director annual retainers, and, if applicable, lead independent director fees, committee chair fees, and committee member fees, including any amounts the non-employee director elected to defer under our Deferred Compensation Plan as described further under "Nonqualified Deferred Compensation for Fiscal 2026" below. In fiscal year 2026, only Mr. Vaughn participated in the Deferred Compensation Plan. Cash compensation earned by each director in fiscal 2026 was as follows:

		Committees				
Name	Board of Directors Board Service ($)	Audit Committee Service ($)	Compensation Committee Service ($)	Nominating & Governance Committee Service ($)	Executive Committee Service ($)	Total ($)
Reginald A. Chambers	85,000	35,000	—	—	—	120,000
Susan L. Decker	85,000	—	12,500	—	—	97,500
Iris Knobloch	85,000	—	12,500	—	—	97,500
Nadia N. Rawlinson	85,000	—	25,000	6,467	—	116,467
John Redmond(5)	30,258	6,230	—	—	—	36,488
Michele Romanow	85,000	—	12,500	—	—	97,500
Hilary A. Schneider	85,000	—	12,500	—	6,467	103,967
D. Bruce Sewell	125,000	17,500	—	10,000	10,000	162,500
John F. Sorte(5)	30,258	6,230	—	3,560	3,560	43,608
Peter A. Vaughn	85,000	17,500	—	20,000	—	122,500

(3) The amounts in this column represent the aggregate grant date fair value of restricted share units ("RSUs") granted during fiscal 2026 computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, excluding the effect of estimated forfeitures. As of July 31, 2026, each director listed in the table other than Mr. Redmond and Mr. Sorte held 1,563 unvested RSUs and Mr. Redmond and Mr. Sorte held 0 unvested RSUs.

(4) All other compensation for fiscal 2026 includes the following:

Name	Charitable Donations ($)[(a)]	Company-paid Lodging, Ski School Privileges and Discretionary Spending on Goods and Services ($)[(b)]	Total ($)
Reginald A. Chambers	—	20,340	20,340
Susan L. Decker	—	16,126	16,126
Iris Knobloch	—	—	—
Nadia N. Rawlinson	—	—	—
John Redmond[(5)]	—	—	—
Michele Romanow	—	23,874	23,874
Hilary A. Schneider	—	15,356	15,356
D. Bruce Sewell	—	—	—
John F. Sorte[(5)]	—	—	—
Peter A. Vaughn	—	17,838	17,838

(a) Represents the value of vacation packages donated to charity on behalf of a director under the Company's charitable donations program. See below under "Limited Director Perquisites and Personal Benefits" for a description of this program.

(b) Represents the amounts reported during fiscal 2026 that were used by a director towards lodging, ski school privileges, and discretionary spending on services or goods at our properties for personal use under the Company's Perquisite Fund Program. See below under "Limited Director Perquisites and Personal Benefits" for a description of this program. In accordance with SEC rules, the value of these benefits is measured on the basis of the estimated aggregate incremental cost to the Company for providing these benefits, and perquisites and personal benefits are not reported for any director for whom such amounts were less than $10,000 in the aggregate for the fiscal year.

(5) Mr. Redmond's and Mr. Sorte's board service ceased on December 9, 2025.

(6) Ms. Decker is not standing for re-election at the Annual Meeting.

Director Cash Compensation

Below are the annual cash fees for the Company's fiscal 2026 non-employee directors. There were no changes to the non-employee director compensation program effective for fiscal 2026. In addition, all directors received reimbursement of their reasonable travel expenses in connection with their fiscal 2026 service. As described further under "Nonqualified Deferred

Compensation for Fiscal 2026" below non-employee directors are eligible to defer receipt of their annual cash retainers under the Deferred Compensation Plan.

Role	Annual Cash Fee ($)[1]
Board Member	85,000
Lead Independent Director	40,000
Audit Committee	
Chairperson	35,000
Member	17,500
Compensation Committee	
Chairperson	25,000
Member	12,500
Nominating & Governance Committee	
Chairperson	20,000
Member	10,000
Executive Committee	10,000
Non-Executive Chairperson of the Board (if applicable)[2]	50,000

(1) All fees are paid in quarterly installments and no additional per-meeting fees are paid.

(2) The current Chairperson is an executive of the Company. Pursuant to the Company's non-employee director compensation program, the $50,000 non-executive Chairperson retainer does not apply.

Director Equity Compensation

The Company provides its non-employee directors with an annual grant of RSUs as determined each year by the Compensation Committee. The RSUs vest on the first anniversary of the grant date. For fiscal 2026, each non-employee director received RSUs with a grant date value of $220,316, consisting of 1,563 RSUs granted on September 30, 2025. The aggregate grant date fair value of these RSUs is set forth under the "Stock Awards" column of the Director Compensation Table and described in footnote 3 above. As mentioned above, there were no changes to the non-employee director compensation program effective for fiscal 2026.

Limited Director Perquisites and Personal Benefits

Non-employee directors receive benefits consisting of lodging, ski school privileges, and discretionary spending on services or goods at our resorts for personal use in accordance with the terms of the Company's Director Perquisite Fund Program. Each director is entitled to an annual $40,000 allowance to be used at the Company's resorts in accordance with such program, under which directors may draw against the account to pay for services or goods at the market rate. Unused funds in each director's account at the end of each fiscal year are forfeited. In accordance with SEC rules, the value of these benefits is measured on the basis of the estimated aggregate incremental cost to the Company. For this purpose, perquisites do not include benefits generally available on a non-discriminatory basis to all of our employees, such as skiing privileges.

In addition, each year we allow each director to designate one charity as the recipient of a vacation package with a retail value of no more than $4,000 and to include only the same array of services that are eligible under the Company's Director Perquisite Fund Program. We also require that the package be given as part of a public event, dinner, or auction and that the Company receive appropriate credit and marketing presence.

Stock Ownership Guidelines for Non-Employee Directors

Each non-employee director must own shares of our common stock equal to the greater of five times their annual cash retainer for Board service or $425,000 in value within five years of the date such director is elected or appointed to the Board. Directors are not permitted to sell any shares of common stock (except to pay the exercise price of a particular equity grant, if any, or taxes generated as a result of equity grants) until such time as the ownership guidelines have been satisfied and then only to the extent that such sales do not reduce such director's ownership below the threshold requirement. Shares of common stock, stock owned in a directed retirement plan or IRA, and the intrinsic value of vested equity grants count as stock ownership for purposes of these guidelines. Unearned performance awards or unexercised stock options do not count toward meeting ownership requirements under our policy.

TRANSACTIONS WITH RELATED PERSONS

Related Party Transactions Policy and Procedures

We have adopted a written Related Party Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and approval of "related party transactions." For purposes of our policy only, a "related party transaction" is a transaction, contract, agreement, understanding, loan, advance, or guarantee (or any series of similar transactions or arrangements) in which the Company and any "related person" are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to the Company solely in their capacity as an officer or director by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% shareholder of the Company, or any immediate family member of an executive officer or director, including any entity in which such persons are an officer or 10% or greater equity holder.

Under the policy, where a transaction has been identified as a related party transaction, management must present information regarding the proposed related party transaction to the Chair of the Audit Committee, the full Audit Committee, or the Board for consideration and approval, depending upon the size of the transaction involved. In considering related party transactions, the Audit Committee, Audit Committee Chair, or the Board, as applicable, takes into account, among other things, the fairness of the proposed transaction to the Company and whether the terms of such transaction are at least as favorable to the Company as it would receive or be likely to receive from an unrelated third party in a comparable or substantially comparable transaction.

To ensure that our existing procedures are successful in identifying related party transactions, the Company distributed questionnaires to its directors and executive officers shortly following the end of the fiscal year, which included, among other things, inquiries about any transactions they have entered into with us.

During fiscal 2026 and through the date of this proxy statement, there were no related party transactions under the relevant standards described above.

MANAGEMENT

The Company's executive officers, as well as additional information with respect to such persons, are set forth below:

Name	Age	Position
Robert A. Katz	59	Chairperson of the Board and Chief Executive Officer
Celeste Burgoyne	52	Executive Vice President and Chief Revenue Officer
Angela A. Korch	47	Executive Vice President and Chief Financial Officer
Lynanne Kunkel	59	Executive Vice President, Chief Human Resources Officer & Chief Transformation Officer
William Rock	61	President - Mountain Division
Gregory Sullivan	55	Executive Vice President, Retail/Rental, Hospitality, and Food & Beverage
Julie A. DeCecco	54	Executive Vice President, General Counsel and Chief Public Affairs Officer

For biographical information about Mr. Katz, see "Director Nominees" above.

Celeste Burgoyne joined Vail Resorts in January 2026 as Executive Vice President and Chief Revenue Officer. She sits at the intersection of brand, guest experience and revenue and is focused on accelerating growth across Vail Resorts. In her role, she oversees the Company's marketing function and leads all aspects of the guest journey and digital experience. Prior to joining Vail Resorts, Ms. Burgoyne served as President of the Americas and Global Guest Innovation for lululemon beginning in 2020. She joined lululemon in 2006 as the first General Manager of the U.S. business when there were less than 10 stores. Over nearly two decades, she played a key role in scaling the business and building the brand from its infancy to where it is today – more than 750 stores and over $10 billion in revenue globally. Prior to lululemon, Ms. Burgoyne spent 10 years at Abercrombie & Fitch during a time of significant growth. Ms. Burgoyne holds a bachelor's degree from the University of San Diego.

Angela A. Korch has served as the Company's Executive Vice President and Chief Financial Officer since December 2022 overseeing the financial health and business growth of 42 mountain resorts across four countries. Ms. Korch rejoined Vail Resorts from CorePower Yoga, a leading yoga studio operator in the U.S., where she served as Chief Financial Officer from May 2020 through December 2022. Prior to CorePower Yoga, Ms. Korch spent more than a decade at Vail Resorts in several leadership roles within the Finance organization. Most recently as Vice President of Corporate & Mountain Finance, she led impactful financial and capital allocation strategies, transformed core processes, and played an integral role in the integration of over 30 mountain resorts. Prior to Vail Resorts, from 2003 to 2010, Ms. Korch was an Assistant Portfolio Manager at Muzinich & Company. Ms. Korch is an experienced financial leader with expertise in strategic planning, financial analytics, investment management, and acquisitions and integrations. She earned her MBA in finance from NYU Stern School of Business, is a CFA charter holder, and has a BS degree from Cornell University.

Lynanne Kunkel has served as the Company's Executive Vice President, Chief Human Resources Officer since May 2017 and Chief Transformation Officer since October 2024. As Chief Human Resources Officer, she has been instrumental in creating impactful leadership development programs and is passionate about driving the Company's mission of creating the Experience of a Lifetime for employees, so they, in turn, can create the Experience of a Lifetime for our guests. As Chief Transformation Officer, she is leading the effort to create organizational effectiveness and scale as the Company grows and expands globally. Prior to joining the Company, Ms. Kunkel held global executive positions in human resources at the Whirlpool Corporation, including Senior Vice President of Global Human Resources, Vice President of Global Talent Development and HR Asia, and Human Resources Vice President of the North America region. From 1989 to 2009, Ms. Kunkel served in a number of roles at Procter & Gamble, most recently as HR Director of Global Home Care. Throughout her career, Ms. Kunkel has led all aspects of human resources to deliver enhanced business performance in areas that include: business HR, talent acquisition, talent management, leadership development, organizational effectiveness, and talent analytics. Ms. Kunkel is currently the Executive Chair for the Gartner CHRO Global Leadership Board and serves as an Advisor for the CEO of TeamSense, an HR Technology start-up. She also serves on the Development Advisory Board for Greenhouse Scholars, an education-focused non-profit, and

previously served on the Board of Directors for United Way and Habitat for Humanity in Southwest Michigan. She earned her BS from Carnegie Mellon University.

William Rock has served as the Company's President of the Mountain Division since May 2023. Prior thereto, Mr. Rock served as Company's Executive Vice President of Mountain Operations from June 2021 to May 2023, and from September 2019 until June 2021 served as Senior Vice President and Chief Operating Officer of the Rocky Mountain region with oversight responsibility for Vail Mountain, Beaver Creek, Breckenridge, Keystone, and Crested Butte in Colorado as well as Park City Mountain in Utah. Prior to this role, Mr. Rock was Senior Vice President and Chief Operating Officer of Park City Mountain, a role he began in October 2014. After joining the Company as the Vice President and Chief Operating Officer of Northstar California Resort in 2010, Mr. Rock oversaw operations for the Company's three resorts in the Tahoe region. Mr. Rock started his career in the mountain resort industry in 1996 at Bristol Mountain in New York as Director of Marketing and subsequently held several leadership roles in the industry. Mr. Rock's expertise within the ski industry spans three decades, encompassing a wide range of leadership and operational roles that have enhanced guest experiences, community partnerships, operations, and capital programs. He earned his BA from Clemson University.

Gregory Sullivan has served as the Company's Executive Vice President of Retail/Rental, Hospitality, and Food & Beverage since October 2022. Prior thereto, Mr. Sullivan served as the Company's Senior Vice President of Retail and Hospitality from June 2021 to October 2022. Mr. Sullivan joined the Company in September 2016 as Chief Operating Officer of Rental and Retail. Prior to joining Vail Resorts, Mr. Sullivan was the Senior Vice President of Global Business Transformation at Crocs, Inc. and before that he held numerous roles in a 20-year career with Walmart, culminating as a Division President, overseeing the Southeast Division based in Atlanta. Mr. Sullivan has previously served on the board of directors for SOS Outreach and as a council member of Executive Leadership Development for the American Diabetes Association. Mr. Sullivan has an extensive background in large-scale retail operations, business transformation, and strategic leadership focused on driving business growth and enhancing the customer experience. He received his MBA from the University of Denver and his BA from the University of Washington.

Julie A. DeCecco has served as the Company's Executive Vice President, General Counsel, and Secretary since February 2024, overseeing legal, governance, compliance, internal audit, and environmental health and safety, and Chief Public Affairs Officer since October 2024, overseeing government and community relations, real estate, sustainability, and Vail Resorts' corporate social responsibility platform, EpicPromise. She joined the Company in 2017 as Associate General Counsel and was promoted to Deputy General Counsel in 2018. In these roles, she supported the growth of the mountain division, including the acquisition and legal integration of 30 resorts, led legal support for the Company's pass portfolio and advance commitment strategies, and was responsible for corporate governance. From 2018 to 2022, Ms. DeCecco also oversaw community relations. Prior to joining the Company, Ms. DeCecco was Vice President, Associate General Counsel at DaVita Inc., a global healthcare provider, and Director, Associate General Counsel at Oracle Corporation (formerly Sun Microsystems Inc.), a multinational computer technology company. Ms. DeCecco has extensive legal experience in corporate governance, mergers & acquisitions, litigation, and public affairs. She received her JD from the University of Colorado, Boulder, and her BA from the University of California at San Diego.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation program and the compensation-related decisions made for fiscal 2026 with respect to our named executive officers ("NEOs"). For purposes of this CD&A and the compensation tables and narratives that follow, the NEOs for fiscal 2026 were:

Fiscal 2026 Named Executive Officers



Robert A. Katz
Chairperson of the Board and Chief Executive Officer



Angela A. Korch
Executive Vice President and Chief Financial Officer



Celeste Burgoyne
Executive Vice President and Chief Revenue Officer [(1)]



Lynanne Kunkel
Executive Vice President, Chief Human Resources Officer & Chief Transformation Officer



William Rock
President - Mountain Division

(1) Ms. Burgoyne commenced service as Executive Vice President, Chief Revenue Officer on January 26, 2026.

Company Performance Highlights

Despite one of the most challenging weather seasons in recent history across the Company's western U.S. resorts, fiscal 2026 net revenue was $2,838.2 million, a decrease of only $126.1 million, or 4.3%, compared to fiscal 2025. Net income attributable to Vail Resorts, Inc. was $147.5 million for fiscal 2026, a decrease of $132.5 million, or 47.3%, compared to net income attributable to Vail Resorts, Inc. of $280.0 million in fiscal 2025. The decrease was primarily due to decreased Mountain and Lodging segment operating results for fiscal 2026, primarily driven by decreased Local and Destination skier visitation as a result of record low snowfall and historically warm temperatures across the western U.S. negatively impacting visitation and spending throughout the season. Resort Reported EBITDA was $745.7 million for fiscal 2026, a decrease of $98.5 million, or 11.7%, compared to fiscal 2025. Pass revenue increased by 4% and the Company's Resource Efficiency Transformation mitigated weather-related impacts. For a reconciliation of the differences between Resort Reported EBITDA and the most directly comparable GAAP financial measures, see Appendix A of this proxy statement.

- → Lift ticket visitation outperformed the broader U.S. ski industry despite challenging weather conditions across our western U.S. resorts, reflecting the strength of our differentiated resort network, new advanced-purchase lift ticket offerings, and continued evolution of our marketing approach.
- → We have continued to demonstrate the resilience of our business model and the value of our strategic initiatives, while advancing on our long-term growth strategy through the following actions:
  - We continue to advance our growth strategy through expanded product offerings, a data-driven pricing approach, and enhanced marketing capabilities designed to deepen guest engagement. During fiscal 2026, we introduced new products across a wider range of price points and expanded our marketing reach through new channels and increased media investments, generating encouraging early results.
  - Our multi-year resource efficiency transformation plan, which was announced in September 2024, remains on track to exceed our original target of $100 million of annualized cost efficiencies. We expect to deliver $25 million of incremental efficiencies in fiscal 2027, excluding one-time costs, resulting in approximately $110 million of annualized cost efficiencies by the end of fiscal year 2027. Our updated fiscal year 2027 outlook reflects the accelerated realization of $5 million from the next phase of our resource efficiency transformation plan due to certain technology transformation initiatives that were previously expected to be realized in fiscal 2028. In total, we expect the next phase of the plan to generate approximately $30 million of savings, including a portion of capital savings, with $5 million realized in fiscal 2027 and the remaining $25 million expected in fiscal 2028.
  - We remain committed to investing in our resorts and guest experience and plan to complete our calendar year 2026 capital plan of approximately $215 million to $220 million, excluding growth capital investments at our European resorts, multi-year transformational investments, and real estate-related capital projects.
  - We remain disciplined stewards of capital and continue to balance investment in our people; strategic, high-return capital projects, strategic acquisition opportunities, and returning capital to our shareholders through our quarterly dividend and opportunistic share repurchase program. We remain confident in the long-term cash flow generation capabilities of our business and the strength of our business model.

Executive Summary of our Executive Compensation Program

Our executive compensation program is designed to align the interests of our executives with those of our shareholders by linking a significant portion of their compensation to the achievement of specific performance goals that we believe drive the creation of shareholder value. The program rewards our executive officers for sustained, high-level performance over the short- and long-term as demonstrated by the achievement of measurable, company-wide performance metrics and individual contributions that are consistent with our overall growth strategy and attainment of goals. We compensate our executive officers with a combination of cash compensation (in the form of base salary and annual incentive compensation) and equity awards, as well as modest benefits and perquisites. Our compensation program has been structured to enhance our ability to achieve our short- and long-term strategic goals and to retain and motivate our executive officers and senior management to achieve such goals.

Key Objectives of Our Executive Compensation Program

Our executive compensation program is aligned with four key objectives:

- → *Emphasizing Pay-for-Performance*. Emphasize pay-for-performance by tying annual and long-term compensation incentives to the achievement of specified performance objectives or overall stock performance.
- → *Attracting, Retaining, and Motivating*. Attract, retain, and motivate talented executives who position us for long-term success. We have structured our executive compensation program to be competitive with compensation paid by comparable companies in the market for executive talent.
- → *Rewarding Contributions and Creating Long-Term Value*. We have structured our compensation program to recognize and reward the contributions of all employees, including executive officers, in achieving strategic goals and business objectives.
- → *Aligning Executive Officers' Interests with those of Shareholders*. Equity-based compensation constitutes a significant portion of our executive officers' overall compensation. We use equity as the primary form for long-term incentive opportunities to motivate and reward executive officers to achieve multi-year strategic goals and deliver sustained long-term value to shareholders. Using equity for long-term incentives creates strong, direct alignment between the interests of executive officers and those of our shareholders.

Our Executive Compensation Program Emphasizes Pay-for-Performance

The Compensation Committee sets rigorous performance targets that are aligned with our strategic objectives and emphasize pay-for-performance by incentivizing our executive officers to drive superior results and long-term shareholder value. We align pay and performance in the following ways:

- *Annual Incentive Awards*. Our Management Incentive Program, which provides for the award of annual cash incentive compensation, referred to in this CD&A as a "MIP award," is intended to focus our executive officers on the key corporate financial metrics that we believe drive our best long-term results. The NEOs' annual cash incentive under this program fluctuates with our performance and the achievement of our annual goals as established by the Compensation Committee. For fiscal 2026, the Compensation Committee selected Resort Reported EBITDA (earnings before interest, taxes, depreciation, and amortization, as reported for our Mountain and Lodging segments combined) as the primary performance metric for the MIP.

- *Long-Term Equity Awards*. A significant portion of our NEOs' total annual compensation opportunity is in the form of long-term equity incentive compensation, including stock appreciation rights ("SARs") and restricted stock units ("RSUs"), each of which generally vests ratably over three years. The value of both SARs and RSUs fluctuates with our stock price, and SARs have value only if our share price exceeds the exercise price. Consistent with our pay-for-performance philosophy and to further align the interests of our CEO with our shareholders, for fiscal 2026, the Compensation Committee approved approximately 50% of Mr. Katz's equity grants in the form of SARs with an exercise price that was 10% greater than the closing price of our common stock on the grant date ("Premium SARs"), with the remaining 50% in the form of time-based RSUs. Our other NEOs also generally receive a mix of SARs and RSUs, with approximately 50% of the award value delivered in each form. The SARs granted to NEOs other than Mr. Katz have an exercise price equal to the closing price of our common stock on the grant date and therefore do not include the additional performance hurdle associated with the Premium SARs granted to Mr. Katz.

- *High Percentage of Compensation is Variable or "At-Risk."* A significant percentage of our NEOs' total target direct compensation is tied to performance-based incentives or appreciation in our stock price, and as executive officers attain greater levels of responsibility, the percentage of their total target compensation that is variable or "at-risk" increases. Our commitment to emphasizing variable and "at-risk" compensation is illustrated by the following charts for fiscal 2026:

CEO FISCAL 2026 TOTAL TARGET DIRECT COMPENSATION(1)


20.0%
20.0%
60.0%

- Base Salary
- Target Annual Incentive
- Long-Term Equity Incentive

OTHER NEO FISCAL 2026 AVERAGE TOTAL TARGET DIRECT COMPENSATION(2)


24.8%
16.6%
58.6%

- Base Salary
- Target Annual Incentive
- Long-Term Equity Incentive

(1) Reflects fiscal 2026 total target direct compensation approved by the Compensation Committee for the Company's CEO, Mr. Katz.

(2) Reflects fiscal 2026 average total target direct compensation approved by the Compensation Committee for our NEOs, excluding Ms. Burgoyne's one-time new hire cash sign-on bonus and one-time sign-on equity awards (which such awards are described further in this CD&A). Amounts reflect the pro-rated fiscal 2026 award opportunities provided under the terms of Ms. Burgoyne's employment agreement, which is described further in the Employment Agreements section below.

Our Executive Compensation Program has been Supported by Our Shareholders

At our annual meeting of shareholders held on December 9, 2025, approximately 97% of the votes cast on the advisory vote to approve our executive compensation were in support of the program. This reflected strong shareholder support of our executive compensation program and its emphasis on pay-for-performance. The Compensation Committee considered this support in deciding to maintain such executive compensation program structure for fiscal 2026.

Effective Corporate Governance Reinforces Our Executive Compensation Program

The following features of our executive compensation program illustrate our commitment to good corporate governance practices:

What We Do	What We Don't Do
✓ **Annual Advisory Vote to Approve Executive Compensation.** We provide our shareholders with an annual opportunity to cast an advisory vote on the compensation paid to our NEOs. ✓ **Significant Portion of Executive Compensation Is Variable and At-Risk.** A significant portion of our NEOs’ total target direct compensation is variable and at-risk, tied to defined corporate and individual performance goals or stock price performance. For our CEO, fiscal 2026 equity grants were 50% performance-based in the form of the Premium SARs, which have an exercise price that is 10% greater than the closing price of our common stock on the grant date. Mr. Katz’s fiscal 2026 at-risk compensation was 74.9% of his total target compensation and our other NEOs' average fiscal 2026 at-risk compensation was approximately 73.4% of their total target compensation. ✓ **Significant Portion of Executive Compensation Delivered in the Form of Long-Term Equity-Based Incentive Grants.** A significant portion of our NEOs’ compensation is composed of long-term equity incentive awards, consisting of SARs and RSUs, each of which generally vests over three years. In the last three fiscal years, an average of approximately 65.8% of our current CEO's and 63.7% of our other current NEOs’ total compensation has been in the form of long-term equity-based incentives. ✓ **Stock Ownership Guidelines.** Our executive officers are subject to meaningful stock ownership guidelines, requiring that they hold a significant amount of our common stock, which helps to align their interests with those of our shareholders. Additionally, until an executive's applicable guideline is achieved, he or she is required to retain at least 75% of the net shares received from vesting of RSUs or exercise of SARs. Unearned performance awards and unexercised stock options and SARs do not count toward meeting ownership requirements under our policy. All of our NEOs are in compliance with this policy as of October 19, 2026.	× **No Excessive Perquisites.** We provide our executive officers with limited perquisites, which are generally limited to a cash allowance for use at our owned and operated properties and which are designed to incentivize our executive officers to visit and use our resorts in order to make informed decisions regarding our business and the guest experience and provide relevant feedback concerning our properties and services. × **No Tax Gross-Ups on Perquisites, except for Standard Relocation Benefits**. We do not pay tax gross-ups on the limited perquisites that our executive officers receive, except in the case of standard relocation benefits available to all similarly situated employees. × **No Excise Tax Gross-Ups.** We do not pay excise tax gross-ups in connection with the change in control arrangements provided to our executive officers. × **No Automatic Salary Increases or Guaranteed Bonuses.** We do not guarantee annual salary increases or bonuses for any NEO and no employment arrangement with any NEO contains such provisions. × **No "Single Trigger" Automatic Cash Payments, Benefits or Equity Vesting Upon a Change in Control.** The change in control arrangements provided to our executive officers require a termination event (including a termination without "cause" or by the executive for "good reason") following a change in control before any cash-based payments or benefits are triggered. × **No Hedging or Pledging.** Those subject to our Insider Trading Compliance Program, including our executive officers, and directors, are prohibited from conducting short sales or using derivatives or other instruments designed to hedge against the risk of ownership of our securities or otherwise offset any decrease in the market value of our securities, including put and call options and collar transactions. The Insider Trading Compliance Program also prohibits directors and senior level employees, including our executive officers, from pledging shares of the Company’s stock or holding shares in a margin account as collateral for a loan.

What We Do	What We Don't Do
✓ **Use of Tally Sheets.** The Compensation Committee reviews tally sheets that provide information as to all compensation that is potentially available to our NEOs when evaluating executive compensation. ✓ **Annual Risk Assessment.** The Compensation Committee, with the assistance of our independent compensation consultant, annually conducts a compensation risk assessment and, for fiscal 2026, determined that the Company's compensation policies and practices, as well as the individual components thereof, do not create risks that are reasonably likely to have a material adverse effect on the Company.	× **No Equity Repricing.** We expressly prohibit the repricing of underwater SARs without shareholder approval. × **No Pension Plans or SERPs.** We do not provide our executive officers with tax-qualified defined benefit pension plans or supplemental executive retirement plans.

Compensation Decision Process

Role of the Compensation Committee

The Compensation Committee is responsible for determining the compensation of our executive officers, including our NEOs. The Compensation Committee establishes the Company's compensation philosophy and objectives; determines the structure, components, and other elements of the executive compensation program; and reviews and approves the compensation of the NEOs. The Compensation Committee structures the executive compensation program to accomplish key compensation program objectives in accordance with the Company's compensation philosophy. The Compensation Committee makes all final determinations regarding executive compensation (subject to any matters requiring approval by the Board and/or our shareholders), and no executive officer is involved in the deliberations or the determination with respect to his or her own compensation. The Compensation Committee establishes performance-based metrics and targets for the cash-based MIP. For each metric, the Compensation Committee sets appropriate threshold and maximum levels of performance designed to motivate achievement without incentivizing excessive risk-taking. At its first regularly scheduled meeting of the fiscal year, the Compensation Committee reviews and evaluates CEO performance, determines performance achievement levels for the prior fiscal year, and approves the CEO's annual compensation. At the first regularly scheduled Board meeting of the fiscal year, the non-management directors review the Compensation Committee's annual review of the CEO in executive session. The Compensation Committee is supported by its independent compensation consultant and considers input from the CEO and executive management as detailed further below.

Role of the Independent Compensation Consultant

The Compensation Committee recognizes the value in procuring independent, objective expertise and counsel in connection with fulfilling its duties, and pursuant to its charter, the Compensation Committee has the authority to select and retain independent advisors and counsel to assist it with carrying out its duties and responsibilities. The Compensation Committee retains the services of Aon as its independent compensation consultant. Aon reports directly to the Compensation Committee. The Compensation Committee retains sole authority to hire or terminate Aon, approves its professional fees, determines the nature and scope of its services, and evaluates its performance. Upon request, a representative of Aon attends Compensation Committee meetings and communicates with the Compensation Committee chair between meetings. The Compensation Committee makes all final decisions regarding executive compensation.

Aon's specific compensation consultation roles include, but are not limited to, the following:

- advising the Compensation Committee on director and executive compensation trends and regulatory developments;
- recommending a peer group of companies used to assess competitive compensation rates;
- providing a total compensation study for executives and independent non-employee board members against peer companies;
- providing advice to the Compensation Committee on corporate governance best practices, as well as any other areas of concern or risk;

- serving as a resource to the Compensation Committee chair for meeting agendas and supporting materials in advance of each meeting;
- reviewing and commenting on proxy statement disclosure items, including preparation of the CD&A; and
- advising the Compensation Committee on management’s pay recommendations.

The Compensation Committee has assessed the independence of Aon as required by the NYSE listing standards. The Compensation Committee reviewed its relationship with Aon and considered all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) of the Exchange Act. Based on this review, the Compensation Committee concluded that there are no conflicts of interest raised by the work performed by Aon, and that Aon is independent.

Role of Management

Our CEO makes pay recommendations for the other executive officers to the Compensation Committee based on market data from peer companies (described further below) and an assessment of individual performance. The Compensation Committee gives thorough consideration to the CEO's recommendations in light of the CEO's familiarity with the day-to-day performance of the executive officers and the importance of incentive compensation in driving the execution of initiatives developed and led by the CEO. The Compensation Committee determines whether the CEO's recommendations reflect appropriate and market-competitive compensation opportunities for our executive officers, consistent with our overall pay philosophy. No executive officer participates directly in the final deliberations or determinations regarding his or her own compensation package.

Use of Peer Company and Competitive Market Data

To achieve our executive compensation objectives, the Compensation Committee periodically analyzes market data and evaluates individual executive performance with a goal of setting compensation at levels comparable with executives in certain other companies operating in the leisure, travel, gaming, and hospitality industries, which we refer to as our "peer group." We face a somewhat unique challenge in establishing a peer group because few publicly-traded companies participate in more than one of our operating segments. Thus, when evaluating executive compensation, the Compensation Committee includes in our peer group a variety of leisure, travel, gaming, and hospitality companies with whom we may compete for executive talent.

The following criteria were used to assist with peer group development for the fiscal 2026 pay study:

- *Industries*: similar to the Company in the leisure, travel, gaming, and hospitality industries;
- *Company size*: approximately 0.4 times to 3 times the Company's annual revenues, with a secondary focus on market cap;
- *Peers*: companies using the Company in their compensation peer group;
- *Peers of peers*: companies used in the peer groups of potential peer companies; and
- *Competitors*: companies that compete with the Company for business and management talent.

When performing its annual executive compensation review, the Compensation Committee has sole authority to engage an independent compensation consultant to assist in obtaining market data and analyzing the competitive nature of our compensation programs. The Compensation Committee engaged Aon to conduct a competitive market study to assist with fiscal 2026 pay decisions. The study included market data from Aon’s proprietary global compensation survey for similar-sized companies, and proxy disclosures for publicly-traded peer companies from the leisure, travel, gaming, and hospitality industries, as approved by the Compensation Committee. Our peer group approved by the Compensation Committee to assist with fiscal 2026 compensation decisions, which was identical to the fiscal 2025 peer group, included:

Boyd Gaming Corporation	PENN Entertainment, Inc.
Choice Hotels International	Red Rock Resorts Inc.
Churchill Downs Inc.	Six Flags Entertainment Corporation
Hilton Grand Vacations	Travel + Leisure Co.
Hyatt Hotels Corporation	United Parks & Resorts
Marriott Vacations Worldwide	Wyndham Hotels & Resorts, Inc.
Norwegian Cruise Line Holdings Ltd	Wynn Resorts Ltd.

At the time of the Compensation Committee's review, the fiscal 2026 peer group had the following characteristics:

Rank	30-Day Average Market Cap*	Annual Revenue*
75th	$6,253	$6,483
Median	$4,621	$4,056
25th	$2,579	$2,240
Vail Resorts, Inc.	$4,655	$2,855

*Amounts are in millions.

The Compensation Committee uses competitive compensation data from the peer company pay study and Aon's survey data to inform its decisions about overall compensation opportunities and specific compensation elements. Additionally, the Compensation Committee uses multiple reference points when establishing targeted compensation levels. The Compensation Committee does not benchmark specific compensation elements or total compensation to any specific percentile relative to the peer companies or the broader United States market. Instead, the Compensation Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only competitive market data, but also factors such as Company, business, and individual performance, scope of responsibility, critical needs and skill sets, leadership potential, and succession planning. The Compensation Committee also evaluates the compensation programs of other companies which, while not in the peer set, have similar characteristics to the Company's business model, complexity, and sophistication. The Compensation Committee determined that the appropriate market reference was within the median range for similar positions at peer companies. Executive officers' total compensation may deviate from the level referenced in order to attract or retain key individuals or reflect their respective skills, experience, or performance.

Consistent with best practices for corporate governance, the Compensation Committee reviews our peer group annually.

Use of Tally Sheets and Company-Specific Factors

In addition to considering peer group market data, the Compensation Committee considers individual performance, our retention needs, our relative performance, and our own strategic goals. We also conduct an annual review of the aggregate level of our executive compensation program as part of our annual budget review and annual performance review processes, which includes determining the operating metrics and non-financial elements used to measure our performance and to compensate our executive officers.

The Compensation Committee, in addition to reviewing data and recommendations provided by our independent compensation consultant in any given year, also annually analyzes tally sheets prepared for each NEO. These tally sheets present the dollar amount of each component of the NEO's compensation, including current cash compensation (base salary and the MIP award for the applicable fiscal year), perquisites and the value of equity awards previously granted to the NEO as of the applicable fiscal year end, as well as the amounts that would have been payable to the NEO if employment had been terminated under various scenarios as of the end of the most recently completed fiscal year. The Compensation Committee uses these tally sheets, which provide substantially the same information as is provided in the tables included in this proxy statement, together with peer group data, primarily for purposes of analyzing our NEOs' total compensation and determining whether it is appropriate to adjust the compensation mix for our NEOs on a going-forward basis. In its most recent review of tally sheets, the Compensation Committee determined that total compensation amounts for our NEOs remained consistent with our executive compensation philosophy and objectives.

Elements of Compensation

Our executive compensation program consists of the following elements, which are reviewed annually by the Compensation Committee and may be adjusted to align with market standards:

Compensation Element	Objective	Key Features
Base Salary	To attract and retain executives with a proven track record of performance	→ Based primarily on the scope of an executive officer's responsibilities, taking into account individual performance and experience, competitive market compensation for similar positions, as well as seniority of the individual, our ability to replace the individual, the impact the individual's loss would have on the Company, and other factors deemed to be relevant by the Compensation Committee. → No guaranteed increases to base salary.
Annual MIP Award	To motivate achievement of annual financial, operational, and strategic goals and achievement of individual annual performance objectives	→ For each fiscal year, Company performance drives the overall funding of the MIP. Additionally, individual MIP payments are subject to an individual performance modifier for all NEOs, except for the CEO, whose award is based solely on the overall MIP funding determined by Company performance because, unlike other NEOs, the CEO is responsible for all aspects of Company performance. → If earned, MIP awards are paid in cash.
Equity Incentive Awards	To motivate and reward executive officers to achieve multi-year strategic goals that deliver sustained long-term value to shareholders, to align interests with shareholders, and to attract and retain executive officers	→ Equity awards are granted under our shareholder-approved 2024 Plan. → For fiscal 2026, we granted time-based vesting RSUs and SARs to provide compensation that aligns with our shareholders' long-term interests. Value in both instruments fluctuates with our stock price, and SARs only have value if the stock price exceeds the exercise price. → SARs are granted with an exercise price of no less than the closing price of our common stock on the grant date. For the CEO in fiscal 2026, we granted Premium SARs with the exercise price set 10% higher than the closing price of our common stock on the grant date. That is, our share price must appreciate 10% before such Premium SARs have any value.
Limited Perquisites	Provide our executives attractive opportunities to use the Company's services, so they can draw on such experiences to evaluate and improve the Company	→ Includes our Perquisite Fund Program, under which certain of our senior management receive an annual allowance based on executive level to be used at the Company's owned or operated resorts. Executives may draw against the cash allowance to pay for services or goods at the market rate, such as lodging, ski school privileges, and discretionary spending on services or goods at our properties for personal use. Amounts used by executives are taxed as ordinary income, like other compensation, and are not subject to any tax gross-up. In addition, the Company also provides each NEO with access to one or more of our private clubs through our quality assessment program, for which the Company incurs no incremental costs. Unused funds at the end of each fiscal year are forfeited. → All Company employees and their dependents enjoy skiing privileges, including our executives.

Compensation Element	Objective	Key Features
Other Benefits	To effectively compete for, attract, and retain executives	→ We provide our executives with certain health and welfare benefits, relocation program benefits, and a tax-qualified 401(k) plan in the same manner that such benefits have been made available to other salaried employees of the Company. → We pay premiums for supplemental life insurance and disability insurance on behalf of our NEOs that are consistent with those provided to similarly situated executives at other companies.

2026 Compensation Decisions

Chief Executive Officer - Robert A. Katz

In determining Mr. Katz's fiscal 2026 compensation, the Compensation Committee considered his longstanding view that his primary compensation opportunity is through the value of his significant personal investment in Vail Resorts shares, thereby directly aligning his financial interests with those of shareholders and strongly aligning the value that he receives with the stock price performance of the Company. Further, for fiscal 2026, Mr. Katz requested to receive compensation opportunities that are substantially below the market median for CEO compensation at peer companies, in recognition of the Company's recent performance and his focus on returning the Company to delivering long-term value for shareholders. Taking these considerations into account, the Compensation Committee set Mr. Katz's target compensation below what it otherwise would have been prepared to offer. As a result, Mr. Katz's target total direct compensation was in the range of the 25th percentile.

The Committee believes that the below-median quantum of his fiscal 2026 compensation opportunity adheres to Mr. Katz's request and his compensation philosophy, while maintaining a strong emphasis on long-term stockholder value creation, and is also consistent with his preference that the portion of the Company's incentive equity reserve that might have otherwise been allocated to him instead be available for other leaders and high-performing employees across the organization.

More specifically, for fiscal 2026, the Compensation Committee approved the following compensation elements for Mr. Katz, in connection with his role as Chairperson of the Board and CEO:

- Annual base salary of $1,000,000;
- Target Annual MIP Award of $1,000,000 (100% of base salary); and
- Annual equity target of approximately $3,000,000 comprised of 50% RSUs and 50% Premium SARs, each of which vest in three equal installments commencing on the first anniversary of the grant date.

Chief Revenue Officer - Celeste Burgoyne

The Company announced on November 21, 2025, the Board's appointment of Celeste Burgoyne as CRO of the Company, effective January 26, 2026. Ms. Burgoyne's appointment reflects the Company's focus on strengthening the connection between brand, guest experience, digital engagement, and revenue growth. She has substantial experience at two of the most iconic global consumer brands of the past few decades, having served as President of lululemon's North American business where she led global guest innovation, and having previously served in various leadership positions at Abercrombie & Fitch. This experience is directly relevant as the Company continues to evolve how it engages guests, builds loyalty, and drives growth across its resort network.

The Compensation Committee sought to ensure that Ms. Burgoyne's compensation package was appropriately tailored and market competitive, based on the data and other input Aon provided regarding executives in similar roles in peer group companies, and which executives have a combination of revenue, brand, digital, and consumer experience. The package also included certain inducement and "make-whole" components to incentivize Ms. Burgoyne to join the Company. Ms. Burgoyne's compensation was designed to recruit her to join the Company during the North American 2025/2026 ski season and to reflect the strategic importance of the CRO role to the Company. As CRO, Ms. Burgoyne leads the Company's marketing function, guest journey and digital experience, and revenue-generating strategies across business areas that represent a majority of the Company's revenue. In approving her compensation package, the Compensation Committee considered the strategic importance of recruiting an executive with a demonstrated record of scaling a premium consumer brand, leading customer-facing growth initiatives, and deepening guest loyalty. The Compensation Committee also considered Ms. Burgoyne's significant operating

experience at lululemon where she had substantial profit & loss responsibility, significant ecommerce penetration, and oversight of 20,000 employees. This experience is highly relevant to the CRO role given the importance of the intersection of operations and marketing in driving the Company's revenue.

For fiscal 2026, the Compensation Committee approved the following compensation elements for Ms. Burgoyne in connection with her role as CRO:

- Annual base salary of $900,000;
- One-time sign-on bonus of $700,000;
- One-time sign-on grant consisting of RSUs with a grant date fair value of $2,150,000 that will vest in full on the first anniversary of the grant date, and a one-time sign on grant of RSUs with a grant date fair value of $2,834,000 that will vest in three equal annual installments commencing on the first anniversary of the grant;
- Target Annual MIP Award of $675,000 (75% of base salary) (subject to proration at 67% for fiscal year 2026); and
- Annual equity target of approximately $3,425,000 comprised of 50% RSUs and 50% SARs, each of which vest in three equal installments beginning on the first anniversary of the grant date (subject to proration at 67% for fiscal year 2026).

The terms of Ms. Burgoyne's compensation as CRO for fiscal 2026 was determined and approved in November 2025 and are further described in the Employment Agreements section below.

Base Salary. The Compensation Committee generally reviews and adjusts base salaries annually at its September meeting, with new salaries effective as of the following pay period.

Fiscal 2026 approved salaries reflect a recognition of individual performance, a thorough review of competitive market data from the Aon executive compensation study, and the overall growth and results of the Company in fiscal 2026.

Name	Fiscal 2025 Approved Base Salary ($)	Fiscal 2026 Approved Annual Base Salary ($)	% Change Approved Base Salary (%)
Robert A. Katz(1)	1,124,554	1,000,000	(11.1)
Celeste Burgoyne	N/A	900,000	N/A
Angela A. Korch	607,700	625,931	3.0
Lynanne Kunkel	567,736	584,768	3.0
William Rock	560,320	577,130	3.0

(1) Fiscal 2025 approved base salary reflects the approved salary for Mr. Katz's Executive Chairman role. Fiscal 2026 approved base salary reflects the approved salary for his role as CEO.

Annual MIP Awards. Certain of our NEOs were eligible to receive an annual MIP award for fiscal 2026 based upon the Company's performance and, for all NEOs other than Mr. Katz, the NEO's individual performance during fiscal 2026. Mr. Katz's award is designed to be based solely on the funded amount of target MIP determined by Company performance, since the CEO is responsible for all aspects of Company performance.

Annual Funding of the MIP. The Compensation Committee has established Resort Reported EBITDA as the primary performance measure to determine MIP funding. The Compensation Committee sets the Resort Reported EBITDA target for the MIP based on the target set by our Board annually when approving the Company's financial budget. In setting the performance measures and goals, the Compensation Committee considers our past performance, broader economic trends that may impact us in the upcoming year, and our historical performance against MIP targets.

Resort Reported EBITDA is a non-GAAP financial measure, defined as segment net revenue less segment operating expenses, plus segment equity investment income or loss, for the combination of the Mountain and Lodging segments. The Mountain segment includes the operations of the Company's mountain resorts/ski areas and related ancillary activities. The Lodging segment includes the operations of the Company's owned hotels, RockResorts, National Park Service concessioner properties, condominium management, Colorado resort ground transportation operations and mountain resort golf operations. Please see pages 46, 47, and 56 of our Annual Report on Form 10-K filed on September 28, 2026 for information regarding our use of the non-GAAP financial measures discussed in this CD&A. For a reconciliation of the differences between Resort Reported EBITDA and the most directly comparable GAAP financial measures, see Appendix A of this proxy statement.

Resort Reported EBITDA Target. For fiscal 2026, the Resort Reported EBITDA target was set at $870 million, and included the impact of one-time costs related to our two-year resource efficiency transformation plan, which was based upon our approved budget for fiscal 2026. This target excludes (i) the impact of any exercises of SARs by our Chairperson and CEO during the fiscal year, and (ii) the impact of any currency fluctuations on the Company's results. The Compensation Committee established the performance measure at the beginning of the fiscal year with the expectation that the attainment of target performance would require significant effort and substantial progress toward our strategic plan goals in light of the business environment at that time.

MIP Funding for Resort Reported EBITDA

The following table summarizes the funding opportunity from threshold to maximum performance.

Percentage of Target Performance Achieved (%)	Percentage of Annual Target Funding Level Available under the MIP (%)	Fiscal 2026 Resort Reported EBITDA Value ($)
Less than 80%	0%	Less than $696.0 million
80%	15%	$696.0 million
90%	25%	$783.0 million
95%	50%	$826.5 million
100%	100%	$870.0 million
105%	137.5%	$913.5 million
110%	175%	$957.0 million
120% or greater	200%	$1,044.0 million or greater

In the event our Resort Reported EBITDA for any fiscal year exceeds the specified threshold level, then the MIP is funded at the appropriate level and each NEO is eligible to receive an MIP award. For achievement between annual target funding level percentages, the overall funding level is determined by linear interpolation. The MIP funded amount is calculated as follows:

Target Annual MIP Award* X **Percentage of Annual Target Funding Level** = **Funded Amount**

*Based on the calculations described below.

Target Annual MIP Awards. The NEOs' target MIP awards as a percentage of their base salaries were determined based on a combination of market data from comparable companies for each NEO's role and the role's ability to influence our performance. Target annual MIP awards are calculated as follows:

Base Salary X **Target Annual MIP Award as a Percentage of Base Salary** = **Target Annual MIP Award**

The following table sets forth the target annual MIP awards as a percentage of base salary approved by the Compensation Committee at the start of the fiscal year for each of fiscal 2025 and 2026, and the percentage change in the target from fiscal 2025 to 2026. For fiscal 2026, each NEO was eligible for an annual MIP award based on a percentage of annual base salary.

Name	2025 Target Annual MIP Award as Percentage of Base Salary (%)	2026 Target Annual MIP Award as Percentage of Base Salary (%)	% Change (%)
Robert A. Katz[(1)]	N/A	100 %	N/A
Celeste Burgoyne[(2)]	N/A	75 %	N/A
Angela A. Korch	75 %	75 %	—
Lynanne Kunkel	75 %	75 %	—
William Rock	75 %	75 %	—

(1) While Executive Chairperson, Mr. Katz was not eligible for an MIP award in fiscal 2025. Following his appointment as CEO in May 2025, Mr. Katz did not participate in the Company's fiscal 2025 MIP, and became eligible for a MIP award in fiscal 2026.

(2) Ms. Burgoyne commenced employment with the Company in January 2026. Since Ms. Burgoyne joined the Company in the second quarter of fiscal 2026, her target MIP opportunity for fiscal 2026 was prorated at 67%.

Individual MIP Award Determination. Once funding was established for fiscal 2026, the actual MIP award paid to each of Messrs. Burgoyne, Korch, and Kunkel, and Mr. Rock was determined by both the funded amount from the Company-wide measure of Resort Reported EBITDA and by achievements against their individual performance objectives. Our Compensation Committee views it appropriate for the CEO's MIP award to be based solely on the funded amount of target MIP determined by Company performance because, unlike other NEOs, the CEO is responsible for all aspects of Company performance. This overall MIP structure reflects our objective to incentivize individual performance, while at the same time requiring that overall Company performance standards are met before MIP funding can occur.

Achievement of individual performance objectives can result in the NEO receiving an MIP award equal to 0%, 50%, 100%, 120%, or 130% of the funded amount (i.e., the amount achieved based on Company performance) (subject to availability of funds under the overall MIP) and subject to further adjustments at the discretion of the Compensation Committee. Individual performance objectives vary depending upon our strategic plan and each NEO’s individual responsibilities are established at the beginning of each fiscal year, with the expectation in fiscal 2026 that the target level of performance of these objectives would require significant effort and substantial progress toward our strategic plan goals in light of the current business environment. As a result, the Committee believed that there was a moderate likelihood that each NEO would satisfy his or her respective performance objectives in fiscal 2026. The maximum payout opportunity for individual plan participants other than the CEO is 260% of target (assumes maximum Resort Reported EBITDA funding of 200% and maximum individual performance funding at 130%). The CEO’s maximum payout opportunity is 200% of target.

Individual MIP awards are calculated as follows:

Funded Amount* X **Individual Performance Modifier** = **Individual MIP Award Amount**

*Based on the calculations above.

The table below sets forth the threshold, target, and maximum awards payable under the MIP for each NEO in fiscal 2026.

Name	Threshold[(1)] ($)	Target ($)	Maximum ($)
Robert A. Katz	150,000	1,000,000	2,000,000
Celeste Burgoyne[(2)]	33,919	452,250	1,175,850
Angela A. Korch	35,209	469,448	1,220,565
Lynanne Kunkel	32,893	438,576	1,140,298
William Rock	32,464	432,848	1,125,404

(1) The Company-wide performance measure of Resort Reported EBITDA must reach a minimum threshold of 80% for any payout under the MIP to be considered. Upon achievement of exactly 80% of the Resort Reported EBITDA target, the plan will be funded at a minimum level of 15% of the target payout and then will be subject to the individual performance modifier, which would be 50% at the lowest possible level. (other than for Mr. Katz, whose MIP awards were tied entirely to corporate performance). If Company performance falls below the 80% threshold, no funding will be provided under the MIP.

(2) Inclusive of proration as provided under the terms of Ms. Burgoyne's employment agreement at 67%, since Ms. Burgoyne commenced service during the Company's second quarter of fiscal 2026 as described further in the Employment Agreements section below. Ms. Burgoyne's annual opportunity was set at 75% of her base salary per her employment agreement.

Example. An executive whose MIP award funding is 100% based on Resort Reported EBITDA, earning $300,000 annually with a target MIP award of 50% of base salary, would have an available MIP award funding of $150,000 ("Target Funding Amount") for 100% achievement of Resort Reported EBITDA (100% funding based on Resort Reported EBITDA achievement times 50% salary target). If Company performance resulted in Resort Reported EBITDA achievement of 90% of target Resort Reported EBITDA, the MIP award funding would be equal to 25% of the Target Funding Amount (as set forth in the table above), or $37,500 ("Funded Amount"). However, because the executive's total MIP award is also subject to the achievement of individual performance objectives, an executive's total MIP award is equal to an individual performance modifier of 0%, 50%, 100%, 120%, or 130% of the Funded Amount based on individual performance (subject to availability of funds under the MIP). Accordingly, if the executive achieved 120% of individual performance, the ultimate MIP award payout would be $45,000 (Funded Amount of $37,500 multiplied by 120% for individual performance).

Fiscal 2026 Results. Resort Reported EBITDA was approximately $745.7 million for fiscal 2026, representing 85.46% of the Resort Reported EBITDA target, which resulted in a funding level at 20.46% of the target funding level for that component of the funding calculation. For a reconciliation of the differences between Resort Reported EBITDA and the most directly comparable GAAP financial measures, see Appendix A of this proxy statement. Based upon these results and individual performance, and noting that individual performance achievement was 100% for each NEO's respective Funded Amount, the Compensation Committee determined the final MIP award amounts as follows for each participating NEO (which is equal to 20.46% of target for each individual):

Name	2026 Base Salary ($)	2026 Target Annual MIP Award as Percentage of Base Salary (%)	2026 Target Annual Award MIP Payout ($) (a)	2026 Resort Reported EBITDA MIP Award Funding (%) (b)	Proration (as applicable) (%) (c)	2026 Individual Performance Modifier (%) (d)	2026 MIP Award (a*b*c*d) ($)
Robert A. Katz[(1)]	1,000,000	100	1,000,000	20.46	—	N/A[(1)]	204,600
Celeste Burgoyne[(2)]	900,000	75	675,000	20.46	67	100	92,530
Angela A. Korch	625,931	75	469,448	20.46	—	100	96,049
Lynanne Kunkel	584,768	75	438,576	20.46	—	100	89,733
William Rock	577,130	75	432,848	20.46	—	100	88,561

(1) Mr. Katz's award does not include an individual performance component because, unlike other NEOs, the CEO is responsible for all aspects of Company performance.

(2) Inclusive of proration as provided under the terms of Ms. Burgoyne's employment agreement at 67%, since she commenced service during the Company's second quarter of fiscal 2026 as described further in the Employment Agreements section below.

Long-Term Equity Incentives

Our long-term equity incentive award program is designed to promote long-term Company performance and align each executive's interests with shareholder interests, to reward the achievement of long-term goals, and to promote stability and corporate loyalty among our executives. The Compensation Committee determines the value and terms of awards of long-term equity compensation based on a number of factors, including competitive market practices as reflected in our peer group analysis, the peer company and market information provided by our independent compensation consultant, the amount of cash compensation that is currently paid to each NEO, each NEO's level of responsibility, our retention objectives, and our pay-for-performance philosophy. In general, the Compensation Committee makes long-term equity award determinations for executive officers in September of each year and typically consults with the CEO in determining the size of grants to each other NEO, although the Compensation Committee makes all final determinations. The non-management directors' practice is to meet in executive session following the Board meeting in September of each year to review and ratify the Compensation Committee's annual review of the CEO's performance and compensation elements, including his long-term incentive award size and terms. In

fiscal 2026, the Compensation Committee granted long-term equity incentive awards under the shareholder-approved 2024 Plan.

For fiscal 2026, the Compensation Committee set each NEO's equity value based on the above factors as well as individual achievements and performance. The Compensation Committee granted Mr. Katz long-term equity value for fiscal 2026 in a mix of approximately 50% RSUs and 50% Premium SARs. To further promote alignment with long-term performance and retention, the RSUs and SARs granted in fiscal 2026 vest in equal annual installments over a three-year period, with the first vesting date occurring on the first anniversary date of the grant. As the awards are inherently tied to the value of our common stock, we consider a vesting schedule based upon continued service appropriate to meet the objectives of both retention and emphasizing pay-for-performance through variable, at-risk pay.

The Compensation Committee has structured the equity grant mix and the relative weight assigned to each type to motivate performance against long-term targets, to promote stock price appreciation over the long term, and to encourage ownership and retention while aligning executive officers' interests with those of our shareholders. The RSUs are complementary to the SARs because they have upside potential, but deliver some value even during periods of market or stock price underperformance, providing a retention incentive and reinforcing an ownership culture and commitment to the Company.

The table below shows the number and grant date fair value of the equity awards granted to our NEOs in fiscal 2026.

Name	RSU Grant Date Fair Value ($)	RSUs Granted[1] (#)	SAR Grant Date Fair Value ($)	SARs Granted (#)
Robert A. Katz[2]	1,500,000	11,305	1,500,000	50,899
Celeste Burgoyne[3]	6,131,375	51,549	1,147,375	38,665
Angela A. Korch	778,436	5,867	778,436	23,341
Lynanne Kunkel	672,483	5,068	672,483	20,164
William Rock	577,130	4,349	577,130	17,305

(1) The grant-date fair value of RSUs is determined based on the Company's closing market stock price on the date of grant, reduced by the present value of estimated dividends to be paid on the underlying shares that will not be paid on such RSUs during the requisite service period, discounted at the appropriate risk-free interest rate.

(2) The Compensation Committee granted Mr. Katz his long-term equity for fiscal 2026 as approximately 50% RSU value and approximately 50% Premium SARs with an exercise price of $164.53, which is 10% greater than the closing price of our common stock on the grant date.

(3) Inclusive of (A) "Sign-On Grants" consisting of (i) RSUs with a value of $2,150,000 (17,281 RSUs granted) that will vest in full on the first anniversary of the grant date, and (ii) RSUs with a value of $2,834,000 (24,393 RSUs granted) that will vest in three equal annual installments commencing on the first anniversary of the grant, which is described further in the Employment Agreements section below and (B) annual long-term equity incentive awards, which reflect applicable proration as provided in the terms of Ms. Burgoyne's employment agreement, which are described further in the Employment Agreements section below.

Other Executive Compensation Policies and Practices

Clawback Policy

Our clawback policy requires the Company to seek to recoup incentive-based compensation that was paid to executive officers based on financial statements that were subsequently restated due to material noncompliance with financial reporting requirements. Regardless of whether the executive officer contributed to the cause of the noncompliance, our Board will review all MIP awards and equity awards earned by the executive officers during the three-year period prior to the restatement on the basis of having met or exceeded specific performance targets. If such payments would have been lower (or not occurred) had they been calculated based on such restated results, our Board will seek to recoup the amounts received in excess of the amount that would have been paid based on the restated results. The policy is designed to ensure accountability and to reinforce our commitment to ethical conduct and financial integrity. It covers both cash and equity-based incentives and applies to current and former executives. The Compensation Committee has the authority to determine the amount of compensation to be recovered and the method of recovery.

The Company reviews its clawback policy periodically to ensure compliance with applicable law, NYSE listing standards, and corporate governance best practices. The foregoing summary of the clawback policy does not purport to be complete and is qualified in its entirety by reference to the full text of the clawback policy attached as Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on September 28, 2026.

Insider Trading Policy; Prohibition on Hedging and Pledging

We have adopted the Vail Resorts Inc. Insider Trading Compliance Program (the "Insider Trading Policy"), which governs the purchase, sale, and other disposition of our securities by all of our directors, officers, and employees, as well as their family members and other persons who live with them, and any corporations, limited liability companies, partnerships, trusts, or other entities over which they exert influence or control. The Insider Trading Policy is designed to promote compliance with insider trading laws, rules and regulations, as well as the rules and regulations of the NYSE. It prohibits those who are subject to the policy from trading securities of any company, including the Company, while in possession of material non-public information, and from buying, selling, or gifting Company securities even if not in possession of such information during certain trading blackout periods, subject to limited exceptions. It also prohibits those who are subject to the policy from effecting short sales of Company securities and from engaging in hedging transactions and purchasing or selling derivative securities, such as puts and calls, relating to Company securities. Directors and senior level employees, including our executive officers, are prohibited from pledging shares of the Company's stock or holding them in a margin account as collateral for a loan under the policy. The Insider Trading Policy also imposes additional trading restrictions applicable to our directors, executive officers, and Insiders (as defined therein). The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached as Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on September 28, 2026.

Stock Ownership Guidelines for Executives

Consistent with our objective of encouraging executive stock ownership to align the interests of our executives with our shareholders and to promote the creation of long-term shareholder value, the Company has adopted executive stock ownership guidelines. Under the guidelines, our executive officers are expected to acquire and hold shares of our common stock equal to multiples of their base salaries as follows:

Title	Multiple of Base Salary
Executive Chairperson*	6x
Chief Executive Officer	6x
Chief Financial Officer	3x
Presidents	3x
Executive Vice Presidents	2x

*Executive Chairperson is inclusive of an executive of the Company serving as Chairperson of the Board.

Until an executive achieves the designated level of ownership, they are required to retain at least 75% of the net shares received as a result of the vesting of RSUs or restricted stock or the exercise of SARs. Net shares are those that remain after shares are netted to pay any applicable exercise price and/or tax withholdings. Shares of common stock, stock owned in a directed retirement plan or IRA, and the intrinsic value of vested time-based full value equity grants count as stock ownership for purposes of these guidelines. Unearned performance awards, or vested or unvested unexercised stock options and SARs do not count toward meeting ownership requirements under our policy.

Accounting for Stock-Based Compensation

The Compensation Committee considers accounting implications in designing our executive compensation program, such as ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards. ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee members of our Board based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient of the awards may never realize any value from their awards.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based upon this review and discussion, the Compensation Committee has recommended to

the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended July 31, 2026.

Compensation Committee

Nadia N. Rawlinson, Chair

Susan L. Decker*

Iris Knobloch

Michele Romanow

Hilary A. Schneider

*Ms. Decker will serve on the Compensation Committee until her current term of service ends at the Annual Meeting. As of September 24, 2026, Mr. Hornbuckle began serving on the Compensation Committee.

Summary Compensation Table for Fiscal 2026

The following table summarizes the total compensation paid or earned by the NEOs for each of the last three fiscal years during which the officer was a NEO:

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option/Share Appreciation Right Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Robert A. Katz Chairperson of the Board and Chief Executive Officer	2026	1,023,953	—	1,500,000	1,500,000	204,600	26,940	4,255,493
	2025	1,123,588	—	1,405,693	1,405,693	—	17,256	3,952,230
	2024	1,086,908	—	545,766	545,895	—	23,501	2,202,070
Angela A. Korch Executive Vice President and Chief Financial Officer	2026	622,425	—	778,436	778,436	96,049	16,294	2,291,640
	2025	607,178	—	755,763	755,763	419,313	25,988	2,564,005
	2024	583,846	—	733,552	733,741	105,050	27,007	2,183,196
Celeste Burgoyne(6) Executive Vice President and Chief Revenue Officer	2026	436,070	700,000	6,131,375	1,147,375	92,530	304	8,507,654
Lynanne Kunkel(6) Executive Vice President, Chief Human Resources Officer & Chief Transformation Officer	2026	581,493	—	672,483	672,483	89,733	41,008	2,057,200
	2025	566,392	—	652,896	652,896	391,738	42,676	2,306,598
William Rock President - Mountain Division	2026	573,897	—	577,130	577,130	88,561	18,390	1,835,108
	2025	555,154	—	560,320	560,320	386,621	18,593	2,081,008
	2024	512,692	—	514,878	514,988	91,696	18,593	1,652,847

(1) Amounts shown reflect salary earned during the fiscal year, which differ from base salary rates in that year based in part on the timing of previous year annual adjustments, mid-year promotions, each executive's service period, and other adjustments in any given year.

(2) Awards consist of RSUs. The amounts represent the aggregate grant date fair value of RSUs granted during the applicable fiscal year computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, and do not represent cash payments made to individuals, amounts realized, or amounts that may be realized. Assumptions used in the calculation of these amounts are included in note 14 to our audited financial statements for fiscal 2026, which are included in our Annual Report.

(3) Awards consist of SARs. The amounts represent the aggregate grant date fair value of SARs granted during the applicable fiscal year computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, and do not represent cash payments made to individuals, amounts realized, or amounts that may be realized. Assumptions used in the calculation of these amounts are included in note 14 to our audited financial statements for fiscal 2026, which are included in our Annual Report.

(4) In September 2026, pursuant to the MIP, as more fully described in the CD&A and based upon the attainment of performance targets previously established by the Compensation Committee under the MIP, the Compensation Committee approved fiscal 2026 MIP awards for the NEOs. Such amounts were paid in October 2026.

(5) All other compensation for fiscal 2026 includes the following:

Name	Company Contributions Under 401(k) Savings Plan ($)[(a)]	Company-paid Supplemental Life Insurance Premiums ($)[(b)]	Company-paid Supplemental Disability Insurance Premiums ($)[(c)]	Company-paid Lodging, Ski School Privileges and Discretionary Spending on Goods and Services ($)[(d)]	Total ($)
Robert A. Katz	13,108	7,043	6,789	—	26,940
Angela A. Korch	10,833	648	4,813	—	16,294
Celeste Burgoyne	—	267	37	—	304
Lynanne Kunkel	10,776	648	6,627	22,957	41,008
William Rock	10,791	648	6,951	—	18,390

(a) Consists of Company contributions to the NEO's accounts in the Company's tax-qualified 401(k) plan.

(b) Consists of premiums paid on behalf of the NEO for supplemental life insurance.

(c) Consists of premiums paid on behalf of the NEO for supplemental disability insurance.

(d) In fiscal 2026, our NEOs were eligible to participate in our Executive Perquisite Fund Program, under which certain of the Company's officers receive an annual allowance based on officer level to be used at the Company's resorts. For fiscal 2026, annual allowances for NEOs were as follows: CEO and Chairperson —$80,000; Chief Financial Officer and President – Mountain Division—$50,000; Executive Vice President (excluding the Chief Financial Officer) —$40,000; and Senior Vice Presidents—$30,000. Executives may draw against the account to pay for services or goods at the market rate. Amounts of the fund used by the NEO are taxed as ordinary income, like other compensation. The amounts reported include the amounts used by the NEO towards lodging, ski school privileges, and discretionary spending on services or goods at our properties for personal use. In accordance with SEC rules, the value of these benefits is measured on the basis of the estimated aggregate incremental cost to the Company for providing these benefits, and perquisites and personal benefits are not reported for any NEO for whom such amounts were less than $10,000 in the aggregate for the fiscal year. In fiscal 2026, the Company also provided each NEO with access to one or more of our private clubs through our quality assessment program, for which the Company incurred no incremental costs. NEOs are responsible for the payment of their individual, non-business related expenditures incurred at such clubs, although these expenses would qualify for reimbursement under the Company's Executive Perquisite Fund Program if within the NEO's allowance under that program.

(6) Ms. Burgoyne was not an NEO for fiscal 2024 and 2025, and Ms. Kunkel was not an NEO for fiscal 2024. The amount in the "Bonus" column for fiscal 2026 for Ms. Burgoyne corresponds to a signing bonus paid in fiscal 2026, which is subject to repayment upon a termination of employment for cause or resignation within her first year of service.

Grants of Plan-Based Awards in Fiscal 2026

The following table shows certain information regarding grants of plan-based awards to the NEOs during fiscal 2026:

Name	Grant Date(1)	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2) Threshold ($)(3)	Target ($)(4)	Maximum ($)(5)	All Other Stock Awards: Number of Shares of Stock or Units(#)(6)	All Other Option/SAR Awards: Number of Securities Underlying Options/ SARs (#)(7)	Exercise or Base Price of Option/ SAR Awards ($/Sh)	Grant Date Fair Value of Stock and Option/ SAR Awards ($)(8)
Robert A. Katz			150,000	1,000,000	2,000,000				
	9/30/2025	9/26/2025	—	—	—	11,305	—	N/A	1,500,000
	9/30/2025	9/26/2025	—	—	—	—	50,899	164.53	1,500,000
Angela A. Korch			35,209	469,448	1,220,565				
	9/30/2025	9/26/2025	—	—	—	5,867	—	N/A	778,436
	9/30/2025	9/26/2025	—	—	—	—	23,341	149.57	778,436
Celeste Burgoyne(9)			33,919	452,250	1,175,850				
	2/1/2026	11/14/2025	—	—	—	9,875	—	N/A	1,147,375
	2/1/2026	11/14/2025	—	—	—	24,393	—	N/A	2,834,000
	2/1/2026	11/14/2025	—	—	—	17,281	—	N/A	2,150,000
	2/1/2026	11/14/2025	—	—	—	—	38,665	133.07	1,147,375
Lynanne Kunkel			32,893	438,576	1,140,298				
	9/30/2025	9/26/2025	—	—	—	5,068	—	N/A	672,483
	9/30/2025	9/26/2025	—	—	—	—	20,164	149.57	672,483
William Rock			32,464	432,848	1,125,404				
	9/30/2025	9/26/2025	—	—	—	4,349	—	N/A	577,130
	9/30/2025	9/26/2025	—	—	—	—	17,305	149.57	577,130

(1) Annual equity awards were approved by the Compensation Committee of the Board on September 26, 2025, with a grant date of September 30, 2025, which is the first business day after the public release of earnings for the previous fiscal year.

(2) The estimated possible payouts are based on the parameters applicable to each NEO at the time the Compensation Committee established the relevant performance goals in writing at the beginning of fiscal 2026, as more fully described in the CD&A of this proxy statement. The actual earned and subsequently paid amounts are reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

(3) The Threshold amount is based on 80% achievement of Resort Reported EBITDA targets for fiscal 2026 under the MIP. Upon achievement of exactly 80% of the Resort Reported EBITDA target, the plan will be funded at a minimum level of 15% of the target payout and then will be subject to an individual performance modifier, which would be 50% at the lowest possible positive level (other than for Mr. Katz, whose MIP awards were tied entirely to corporate performance). If company performance falls below the 80% threshold, no funding will be provided under the MIP.

(4) The Target amount is based on the MIP's target funding level of 100% upon achievement by the Company of 100% of certain Resort Reported EBITDA targets for fiscal 2026, with the resulting funding applied to the NEO's target percentage of base salary and then paid out at the 100% target level for individual performance (other than for Mr. Katz, whose MIP awards were tied entirely to corporate performance).

(5) The Maximum amount is based on the MIP's maximum funding level of 200% upon achievement by the Company of at least 120% of certain Resort Reported EBITDA targets for fiscal 2026, with the resulting funding applied to the NEO's target percentage of base salary and then paid out at the 130% maximum level modifier for individual performance (other than for Mr. Katz, whose MIP awards were tied entirely to corporate performance).

(6) Represents RSUs that vest in three equal annual installments beginning on the first anniversary of the grant date, other than one of Ms. Burgoyne's "Sign-On Grants" consisting of RSUs with a value of $2,150,000 (17,281 RSUs granted) that will vest in full on the first anniversary of the grant date. All grants were made under the 2024 Plan.

(7) Represents SARs that vest in three equal annual installments beginning on the first anniversary of the grant date. The exercise price of each SAR is equal to the closing price of our common stock on the grant date, except in the case of the SARs granted to Mr. Katz for which the exercise price was 110% of the closing price of our common stock on the grant date. Upon the exercise of a SAR, the actual number of shares the Company will issue to the NEO is equal to the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (y) the number of SARs exercised and (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations. All grants were made under the 2024 Plan.

(8) The amounts shown represent the aggregate fair value of the award calculated as of the grant date in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in note 14 to our audited financial statements for fiscal 2026, which are included in our Annual Report.

(9) Amounts also reflect applicable proration (which does not apply to the Sign-on Grants) in accordance with the terms of Ms. Burgoyne's employment agreement, which are described further in the Employment Agreements section below.

Employment Agreements

Of our NEOs, only Mr. Katz and Ms. Burgoyne had active employment agreements with the Company during fiscal 2026. Mr. Katz entered into an employment agreement on September 26, 2025, in connection with his service as CEO commencing on May 22, 2025 ("CEO Employment Agreement"), and Ms. Burgoyne entered into an employment agreement on November 21, 2025, in connection with her service as CRO commencing on January 26, 2026 ("CRO Employment Agreement").

CEO Employment Agreement

The CEO Employment Agreement governs Mr. Katz's compensation and the other terms of his employment as CEO of the Company. The CEO Employment Agreement has an initial term of three years, unless earlier terminated, and provides for automatic successive one-year renewals if neither party provides notice of non-renewal to the other. Mr. Katz's initial base salary set forth in the CEO Employment Agreement is $1,000,000, and his target annual cash incentive opportunity is equal to 100% of his base salary. In addition, Mr. Katz is entitled under the CEO Employment Agreement to receive a target annual long-term incentive equity grant in the amount of approximately $3,000,000, consisting of 50% RSUs and 50% Premium SARs, which vest in three equal installments beginning on the first anniversary of the grant date, subject to approval by the Compensation Committee and further subject to Mr. Katz's continued employment through the date of any such grant. Mr. Katz receives other benefits and perquisites on the same terms afforded to senior executives generally, including customary health, disability and insurance benefits, and participation in the Company's Executive Perquisite Fund Program.

The CEO Employment Agreement provides that upon (i) the Company's notice of non-renewal or termination of Mr. Katz's employment without cause or (ii) Mr. Katz's resignation for good reason, Mr. Katz is entitled to receive certain benefits so long as he has executed a release of claims in connection with his termination, consisting of: (a) two years of then-current base salary payable in a lump sum, (b) a prorated bonus (provided that performance targets are met) for the portion of the Company's fiscal year through the effective date of the termination or non-renewal, (c) one year's COBRA premiums for continuation of health and dental coverage, payable in a lump sum, and (d) if such termination or non-renewal is in connection with a change in control, an amount equal to the cash bonus paid to Mr. Katz in the prior year. In connection with a termination of his employment without cause by Mr. Katz for good reason or due to his death or disability, subject generally to his execution of a release, Mr. Katz also receives full vesting of any RSUs, SARs, or other equity awards then held by Mr. Katz that were granted on or after September 26, 2025.

The CEO Employment Agreement contains customary non-competition and non-solicitation covenants with respect to the Company's managerial employees that become effective as of the date of Mr. Katz's termination of employment and that continue for two years thereafter. Mr. Katz is also subject to a perpetual covenant to maintain confidentiality of the Company's confidential information.

The description above is a summary of the material terms of the CEO Employment Agreement and is qualified in its entirety by the complete text of the CEO Employment Agreement, a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K/A filed on September 29, 2025.

CRO Employment Agreement

The CRO Employment Agreement governs Ms. Burgoyne's compensation and the other terms of her employment as CRO of the Company. Ms. Burgoyne's initial base salary set forth under the CRO Employment Agreement is $900,000. Under the CRO Employment Agreement, Ms. Burgoyne received a one-time sign-on cash bonus in the amount of $700,000, which is subject to repayment upon a termination of employment for cause or resignation within her first year of service. She was also granted "Sign-On Grants" under the CRO Employment Agreement consisting of RSUs with a value of $2,150,000 that will vest in full on the first anniversary of the grant date and RSUs with a value of $2,834,000 that will vest in three equal annual installments

commencing on the first anniversary of the grant. These sign-on components were generally intended as “make whole” compensation for the potential bonus and equity forfeited by Ms. Burgoyne in connection with her departure from her prior employer. In addition, Ms. Burgoyne is entitled under the CRO Employment Agreement to receive a target annual long-term incentive equity grant in the amount of approximately $3,425,000, consisting of 50% RSUs and 50% share appreciation rights, each of which vest in three equal annual installments, subject to approval by the Compensation Committee and further subject to Ms. Burgoyne’s continued employment through the date of any such grant. This target annual long-term incentive equity grant was subject to proration at 67% for fiscal 2026 based on her service commencement date during the Company's second quarter of fiscal 2026. She is also entitled under the CRO Employment Agreement to participate in the Company’s MIP with a target annual cash incentive opportunity of 75% of her base salary. This target annual cash incentive opportunity was subject to proration at 67% in fiscal 2026 based on her service commencement date during the Company's second quarter of fiscal 2026. Ms. Burgoyne receives other benefits and perquisites on the same terms afforded to senior executives generally and as required by applicable law, including customary health, disability and insurance benefits and participation in the Company’s Executive Perquisite Fund Program. The Board believed this package was appropriate in light of Ms. Burgoyne’s highly relevant experience leading substantial consumer-facing revenue, e-commerce, marketing, retail, real estate, and guest innovation functions at lululemon, and the importance of securing her leadership during a period in which the Company is focused on accelerating growth, strengthening guest engagement, and enhancing the digital experience.

The CRO Employment Agreement provides that upon a termination by the Company without cause or a resignation by Ms. Burgoyne for good reason, she is entitled to receive, subject to execution of a general release of claims, the greater of (a) any amounts to which she may be entitled under the Company’s executive severance policy, or (b) twelve months of her then-current base salary, less any payment in lieu of notice as required by the Employment Standards Act (British Columbia), payable in a lump sum. In addition, if such a termination occurs prior to the first anniversary of her start date, Ms. Burgoyne is entitled to accelerated vesting of any unvested portion of the Sign-On Grants. If such termination occurs in connection with a change in control, she is also entitled to an additional amount equal to the cash bonus paid to her in the prior calendar year.

The CRO Employment Agreement contains customary non-competition and non-solicitation covenants with respect to the Company’s managerial employees that become effective as of the date of the executive’s termination of employment and that continue for one year and two years, respectively, thereafter. Ms. Burgoyne is also subject to a perpetual covenant to maintain confidentiality of the Company’s confidential information.

The description above is a summary of the material terms of the CRO Employment Agreement and is qualified in its entirety by the complete text of the CRO Employment Agreement, a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed on November 21, 2025.

Outstanding Equity Awards at Fiscal 2026 Year-End

The following table shows certain information regarding outstanding equity awards held by the NEOs as of July 31, 2026:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options / SARs Exercisable (#)[1]	Number of Securities Underlying Unexercised Options / SARs Unexercisable (#)[1][2]	Option / SAR Exercise Price ($)[3]	Option / SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[4][5]	Market Value of Shares or Units of Stock That Have Not Vested ($)[6]
Robert A. Katz	45,528 (SARs)	—	200.70	9/23/2026	—	—
	14,814 (SARs)	—	285.05	9/27/2027	—	—
	11,727 (SARs)	—	357.66	9/27/2028	—	—
	22,827 (SARs)	—	295.19	9/25/2029	—	—
	21,371 (SARs)	—	247.79	9/25/2030	—	—
	19,156 (SARs)	—	247.79	9/25/2030	—	—
	5,057 (SARs)	—	351.85	9/24/2031	—	—
	9,365 (SARs)	—	213.55	9/29/2032	—	—
	5,899 (SARs)	2,950 (SARs)	221.89	9/29/2033	—	—
	4,235 (SARs)	8,471 (SARs)	180.61	9/27/2034	—	—
	8,362 (SARs)	16,724 (SARs)	169.64	6/4/2035	—	—
	—	50,899 (SARs)	164.53	9/30/2035	—	—
	—	—	—	—	890	132,948
	—	—	—	—	2,297	343,126
	—	—	—	—	4,096	611,860
	—	—	—	—	11,305	1,688,741
Angela A. Korch	5,000 (SARs)	—	262.31	2/1/2033	—	—
	7,929 (SARs)	3,965 (SARs)	221.89	9/29/2033	—	—
	5,693 (SARs)	11,386 (SARs)	180.61	9/27/2034	—	—
	—	23,341 (SARs)	149.57	9/30/2035	—	—
	—	—	—	—	1,196	178,658
	—	—	—	—	3,088	461,285
	—	—	—	—	5,867	876,412
Celeste Burgoyne	—	38,665 (SARs)	133.07	2/1/2036	—	—
	—	—	—	—	9,875	1,475,128
	—	—	—	—	24,393	3,643,826
	—	—	—	—	17,281	2,581,436

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options / SARs Exercisable (#)(1)	Number of Securities Underlying Unexercised Options / SARs Unexercisable (#)(1)(2)	Option / SAR Exercise Price ($)(3)	Option / SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(4)(5)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6)
Lynanne Kunkel	1,873 (SARs)	—	199.79	05/15/2027	—	—
	3,165 (SARs)	—	228.04	09/27/2027	—	—
	3,199 (SARs)	—	286.13	09/27/2028	—	—
	5,542 (SARs)	—	236.15	09/25/2029	—	—
	7,567 (SARs)	—	225.26	09/25/2030	—	—
	5,815 (SARs)	—	351.85	09/24/2031	—	—
	10,770 (SARs)	—	213.55	09/29/2032	—	—
	6,784 (SARs)	3,392 (SARs)	221.89	09/29/2033	—	—
	4,918 (SARs)	9,836 (SARs)	180.61	09/27/2034	—	—
	—	20,164 (SARs)	149.57	09/30/2035	—	—
	—	—	—	—	1,023	152,816
	—	—	—	—	2,668	398,546
	—	—	—	—	5,068	757,058
William Rock	2,946 (SARs)	—	160.56	9/23/2026	—	—
	3,041 (SARs)	—	228.04	9/27/2027	—	—
	2,475 (SARs)	—	286.13	9/27/2028	—	—
	4,288 (SARs)	—	236.15	9/25/2029	—	—
	4,774 (SARs)	—	225.26	9/25/2030	—	—
	2,528 (SARs)	—	351.85	9/24/2031	—	—
	4,682 (SARs)	—	213.55	9/29/2032	—	—
	5,565 (SARs)	2,783 (SARs)	221.89	9/29/2033	—	—
	4,220 (SARs)	8,442 (SARs)	180.61	9/27/2034	—	—
	—	17,305 (SARs)	149.57	9/30/2035	—	—
	—	—	—	—	839	125,330
	—	—	—	—	2,289	341,931
	—	—	—	—	4,349	649,654

(1) Represents exercisable or unexercisable SARs that vest in three equal annual installments beginning on the first anniversary of the grant date, except for the Premium SARs granted to Mr. Katz on September 25, 2020 which vested in full on the first anniversary of the grant date. Upon the exercise of a SAR, the actual number of shares the Company will issue to the NEO is equal to the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (y) the number of SARs exercised and (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations.

(2) The grant dates and vesting dates of each unexercisable SAR award as of July 31, 2026 are as follows:

Name	Number of Unexercisable SARs	Grant Date	Vesting Schedule of Original Total Grant	Vesting Date (date award is vested in full)
Robert A. Katz	2,950	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
	8,471	September 27, 2024	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 27, 2027
	16,724	June 4, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	June 4, 2028
	50,899	September 30, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 30, 2028
Angela A. Korch	3,965	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
	11,386	September 27, 2024	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 27, 2027
	23,341	September 30, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 30, 2028
Celeste Burgoyne	38,665	February 1, 2026	Equal annual installments over a three-year period beginning on anniversary of the grant date.	February 1, 2029
Lynanne Kunkel	3,392	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
	9,836	September 27, 2024	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 27, 2027
	20,164	September 30, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 30, 2028
William Rock	2,783	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
	8,442	September 27, 2024	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 27, 2027
	17,305	September 30, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 30, 2028

(3) The exercise price of each SAR is equal to the closing price of our common stock on the grant date, except for: the Premium SARs granted to Mr. Katz with exercise prices of $200.70, $285.05, $357.66, and $295.19, which are equal to 125% of the closing price of our common stock on each applicable grant date; and the Premium SARs granted to Mr. Katz with exercise prices of $247.79, $169.64, and $164.53, which are equal to 110% of the closing price of our common stock on each applicable grant date.

(4) Represents unvested RSUs that, unless otherwise specifically noted in footnote 5 below, vest in three equal annual installments beginning on the first anniversary of the grant date.

(5) The grant dates and vesting dates of RSUs that had not vested as of July 31, 2026 are as follows:

Name	Number of Unexercisible RSUs	Grant Date	Vesting Schedule of Original Total Grant	Vesting Date (date award is vested in full)
Robert A. Katz	890	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
	2,297	September 27, 2024	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 27, 2027
	4,096	June 4, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	June 4, 2028
	11,305	September 30, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 30, 2028
Angela A. Korch	1,196	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
	3,088	September 27, 2024	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 27, 2027
	5,867	September 30, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 30, 2028
Celeste Burgoyne	9,875	February 1, 2026	Equal annual installments over a three-year period beginning on anniversary of the grant date.	February 1, 2029
	24,393	February 1, 2026	Equal annual installments over a three-year period beginning on anniversary of the grant date.	February 1, 2029
	17,281	February 1, 2026	Vest in full on the first anniversary of the grant date	February 1, 2027
Lynanne Kunkel	1,023	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
	2,668	September 27, 2024	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 27, 2027
	5,068	September 30, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 30, 2028
William Rock	839	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
	2,289	September 27, 2024	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 27, 2027
	4,349	September 30, 2025	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 30, 2028

(6) The fair market value of these unvested RSU awards was determined based on the closing price of our common stock of $149.38 per share on July 31, 2026, multiplied by the number of unvested units.

Option Exercises and Stock Vested in Fiscal 2026

The following table shows for fiscal 2026 certain information regarding SAR exercises and RSUs vested during the last fiscal year with respect to the NEOs:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(3)
Robert A. Katz	—	—	4,982	709,292
Angela A. Korch	—	—	3,619	522,129
Celeste Burgoyne	—	—	—	—
Lynanne Kunkel	—	—	3,387	501,053
William Rock	—	—	2,431	359,568

(1) Represents the aggregate number of shares acquired on vesting or exercise, as applicable. Any amounts shown do not reflect amounts withheld by the Company to satisfy tax withholding requirements or to satisfy the exercise price.

(2) The aggregate dollar value realized upon the exercise of options/SARs is computed by multiplying the difference between the market price of the Company's common stock on the exercise date and the exercise price for the award by the number of awards exercised. None of the NEOs exercised SARs during fiscal year 2026.

(3) The aggregate dollar value realized on the vesting of RSUs was computed by multiplying the closing price of the Company's common stock on the vesting date by the number of shares vested. If the vesting dates fell on a Saturday or Sunday, the most recent business date closing price was used.

Policies and Practices Related to the Grant of Certain Equity Awards

At each September meeting, it is the Compensation Committee's long-standing practice to review our results for the previous fiscal year, review the Company's financial plan and strategy for the upcoming fiscal year, and based on those reviews approve the granting of equity awards for the upcoming fiscal year. SARs are granted with an exercise price equal to or higher than the closing market price of our common stock on the grant date. We take into account the timing of our disclosure of material nonpublic information and in fiscal 2026, the Compensation Committee approved annual awards on the date of the regularly scheduled first fiscal quarter Board meeting in September, with the grant date being the first business day after the public release of earnings for the previous fiscal year. Accordingly, we do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. Other than in limited special circumstances, such as grants made in connection with hiring, promotions, or to replace certain new hire grants once they vest and/or are exercised, equity awards are granted to NEOs at the same time that equity awards are granted to all other employees who are eligible for such awards. Consistent with this practice, during fiscal 2026, the Compensation Committee awarded SARs to our NEOs in September 2025 during a period beginning four business days before our filing of a periodic report on Form 10-K or Form 10-Q or the filing or furnishing of a current report on Form 8-K that disclosed material nonpublic information (other than a current report on Form 8-K disclosing a material new stock option award under Item 5.02(e) of such Form 8-K), and ending one business day after the filing or furnishing of such report (each a "Designated Period").

Pursuant to SEC rules, we are providing the following information relating to SARs awarded to NEOs in the Designated Periods occurring during fiscal 2026:

Name	Grant Date	Number of Securities Underlying the Award	Exercise Price of the Award ($/Sh)	Grant Date Fair Value of the Award ($)	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information (%)
Robert A. Katz	9/30/2025	50,899	164.53	1,500,000	1.0
Angela A. Korch	9/30/2025	23,341	149.57	778,436	1.0
Lynanne Kunkel	9/30/2025	20,164	149.57	672,483	1.0
William Rock	9/30/2025	17,305	149.57	577,130	1.0

Pension Benefits

The Company does not provide pension benefits or a defined contribution plan to the NEOs other than the Company's tax-qualified 401(k) plan.

Nonqualified Deferred Compensation for Fiscal 2026

The Company maintains The Vail Corporation 2005 Deferred Compensation Plan, as amended (the "Deferred Compensation Plan"), a nonqualified deferred compensation plan available to a select group of management or highly compensated employees and non-employee directors of the Company. Eligible employees may elect to defer receipt of up to 80% of their base salary and up to 100% of their annual MIP award, and non-employee directors may elect to defer up to 100% of their annual cash fees, under the terms of the Deferred Compensation Plan. Deferral elections are irrevocable once made and generally must be filed with the Company no later than December 31 of the year preceding the plan year in which the compensation is earned, consistent with the requirements of Section 409A.

Amounts deferred under the Deferred Compensation Plan are credited to a bookkeeping account maintained on the Company's records. The Company does not currently make any Company contributions to participants' accounts, although it retains discretion to do so. Each participant's account is credited or debited with hypothetical investment gains or losses from one or more available measurement funds as elected by the participant. The Deferred Compensation Plan does not guarantee any rate of return, and all amounts credited under the plan represent unsecured general obligations of the Company. A participant's account balance may be distributed in a lump sum or in annual installments over a period of up to ten years (as elected by the participant), following the participant's separation from service, death, or disability. A participant may also elect to receive an in-service scheduled distribution of a given plan year's deferrals in accordance with plan terms.

The following table sets forth information regarding the participation of our NEOs in the Deferred Compensation Plan during fiscal 2026. Mr. Rock was the only NEO who participated in the Deferred Compensation Plan during fiscal 2026.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at Last FYE ($)
William Rock	96,655	—	132,085	98,610	849,891

(1) Reflects a portion of Mr. Rock's fiscal 2025 annual MIP award (which was paid in fiscal 2026) that he voluntarily elected to defer under the Deferred Compensation Plan. This amount is included in the "Non-Equity Incentive Plan Compensation" Column for Mr. Rock in the Summary Compensation Table for fiscal 2025.

(2) The earnings reported in this column are not above-market or preferential and, therefore, are not reported in the Summary Compensation Table.

(3) Reflects amounts distributed to Mr. Rock in fiscal 2026 in accordance with the terms of previously elected in-service distributions.

(4) The following amounts that are included in the Aggregate Balance at Last FYE were reported as compensation to Mr. Rock in the "Summary Compensation Table" for fiscal year 2025 and 2024, respectively: $2,081,008 and $1,652,847.

Potential Payments Upon Termination or Change in Control

We believe severance benefits and change in control arrangements provide continuity of management in the event of an actual or threatened change in control. We also believe that our termination and severance provisions reflect both market practices and competitive factors and are necessary to attract and retain our executives.

Our executive severance policy requires that we provide certain compensation in the event of certain terminations of employment, including, without limitation, in connection with, or upon a change in control of the Company. In addition, the forms of equity award agreements used with all of our employees provide for the full acceleration of vesting of outstanding SARs, restricted stock, and RSUs upon a change in control of the Company if (i) the successor corporation does not assume, substitute, or continue such award, or (ii) the executive’s employment is terminated without Cause within the 12-month period following a change in control of the Company.

Under the terms of the Company’s executive severance policy, the Company may terminate an executive’s employment at any time with or without Cause. If the executive’s employment is terminated without Cause or terminated by the executive for Good Reason in connection with or outside of a Change in Control (each, as defined below), then the executive will be entitled, in exchange for a signed release, to receive compensation in the amounts and under the circumstances described below. The amount of severance received under the Company’s executive severance policy varies according to the executive’s grade and title. In general, covered executive employees are entitled to receive the following severance amounts under the Company’s executive severance policy in the event of termination of employment of the covered executive by the Company without Cause or by the covered executive for Good Reason: (i) for qualifying terminations occurring without a Change in Control, the covered executive is entitled to one year of base salary (two years of base salary in the case of the CEO), (ii) for qualifying terminations following a Change in Control, (A) the CEO is entitled to receive two years of base salary plus an amount equal to the most recent bonus paid to the CEO, (B) executive vice presidents, senior executive vice presidents, and division presidents are each entitled to receive one year of base salary plus an amount equal to the most recent bonus paid to the executive, and (C) vice presidents and senior vice presidents are entitled to receive one year of base salary. Mr. Katz and Ms. Burgoyne are also entitled to receive certain additional severance, as described under the heading "Employment Agreements" and included in their "Potential Payments Upon Termination or Change in Control" tables below.

Under the terms of the Company's executive severance policy, "Cause" is generally defined as (i) any conduct related to the Company involving gross negligence, gross mismanagement, or the unauthorized disclosure of confidential information or trade secrets; (ii) dishonesty or a violation of the Company's Code of Ethics and Business Conduct that has or reasonably could be expected to result in a detrimental impact on the reputation, goodwill, or business position of any of the Companies; (iii) gross obstruction of business operations or illegal or disreputable conduct by executive that impairs or reasonably could be expected to impair the reputation, goodwill, or business position of any of the Companies, and any acts that violate any policy of the Company relating to discrimination or harassment; (iv) commission of a felony or a crime involving moral turpitude or the entrance of a plea of guilty or nolo contendere to a felony or a crime involving moral turpitude; or (v) any action involving a material breach of the terms of the employment agreement including material inattention to or material neglect of duties that executive has not have remedied within 30 days after receiving written notice from the Board specifying the details thereof.

"Good Reason" is defined under the terms of the Company's executive severance policy as (i) the Company has decreased the executive's then current base salary, (ii) the executive is directed to relocate their principal office more than 50 miles without their consent, and/or (iii) the Company has effected a material diminution in the executive's reporting responsibilities, authority, or duties as in effect immediately prior to such change; provided, however, that executive does not have the right to terminate executive's employment agreement for Good Reason unless: (A) executive has provided notice to the Company of any of the foregoing conditions within 90 days of the initial existence of the condition; (B) the Company has been given at least 30 days after receiving such notice to cure such condition (other than if Good Reason is due to a Change in Control); and (C) executive actually terminates employment within six months following the initial existence of the condition.

"Change in Control" is defined under the terms of the Company's executive severance policy as an event or series of events by which: (A) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent, or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 35% or more of the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis; or (B) during any period of twenty four consecutive months, a majority of the members of the Board or other equivalent governing body of the Company cease to be composed of individuals (1) who were members of that Board or equivalent governing body on the first day of such period, (2) whose election or nomination to that Board or equivalent governing body was approved by individuals referred to in clause (1) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body, or (3) whose election or nomination to that Board or other equivalent governing body was approved by individuals referred to in clauses (1) and (2) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body (excluding, in the case of both clause (2) and clause (3), any individual whose initial nomination for, or assumption of office as, a member of that Board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the Board); or (C) any person or two or more persons acting in concert shall have acquired, by contract or otherwise, control over the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) representing 51% or more of the combined voting power of such securities; or (D) the Company sells or transfers (other than by mortgage or pledge) all or substantially all of its properties and assets to, another "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act). The "Change in Control" definition in the 2024 Plan is similar to the "Change in Control" definition in the Company's executive severance policy, but notably, the relevant period under the 2024 Plan for the "Change in Control" prong triggered by changes to majority composition of the Board is during any period of twelve consecutive months rather than twenty four consecutive months. The CEO Employment Agreement and the CRO Employment Agreement have a definition of "Change in Control" that is the same as the executive severance policy's "Change in Control" definition in all material respects.

If the four (4) Oasis Nominees and the one (1) Meyer Nominee are elected as directors such that they constitute a majority of the Board, it would be expected to constitute a change in control for purposes of the executive severance plan, the CEO Employment Agreement and the CRO Employment Agreement.

The amounts shown in the tables below are estimates of the value of the payments and benefits provided to each of our NEOs upon a qualifying termination of employment.

Robert A. Katz, Chairperson of the Board and Chief Executive Officer

The following table describes the estimated potential compensation payable to Mr. Katz upon a qualifying termination of his employment, assuming the termination occurred on July 31, 2026:

Executive Benefits and Payments[(1)]	Termination without Cause or Non-Renewal of Employment Contract by Company or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[(2)]
Base Salary (paid as lump sum)	2,000,000	2,000,000
SAR/RSU Acceleration[(3)]	2,776,675	2,776,675
MIP Award[(4)]	204,600	204,600
Health Insurance[(5)]	18,193	—
Total	**4,999,468**	**4,981,275**

(1) Assumes the following: (a) base salary equal to $1,000,000 is in effect as of the assumed termination or change in control date of July 31, 2026 and (b) executive's unvested RSUs and SARs at July 31, 2026 would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $149.38) (see footnote 2).

(2) Benefits triggered upon termination without cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy.

(3) In connection with a termination of his employment without cause or by Mr. Katz for good reason, Mr. Katz receives full vesting of any RSUs, SARs, or other equity awards then held by Mr. Katz that were granted on or after September 26, 2025.

(4) In connection with a qualifying termination, Mr. Katz is entitled to receive a pro-rata MIP bonus, with the amount based on actual performance against performance goals, payable in a lump sum at the same time as bonuses are paid to the Company's senior executives generally. This row reflects actual performance. In the event of a qualifying termination of Mr. Katz's employment within the 365 days following a Change in Control, Mr. Katz would also be entitled to receive an amount equal to the cash bonus paid to him in the prior calendar year, provided that this amount would have been $0 if such termination occurred on July 31, 2026 because Mr. Katz did not receive a MIP bonus payment in calendar year 2025.

(5) Reflects one year of COBRA premiums, payable as a lump sum, in accordance with the CEO Employment Agreement.

Angela A. Korch, Executive Vice President and Chief Financial Officer

The following table describes the estimated potential compensation to Ms. Korch upon a qualifying termination of her employment, assuming the termination occurred on July 31, 2026:

Executive Benefits and Payments[(1)]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[(2)]
Base Salary (paid as a lump sum)	625,931	625,931
SAR/RSU Acceleration	—	1,516,356
MIP Award[(3)]	—	419,313
Health Insurance	—	—
Total	**625,931**	**2,561,600**

(1) Assumes the following: (a) base salary equal to $625,931 is in effect as of the assumed termination or change in control date of July 31, 2026; and (b) executive's unvested SARs and RSUs at July 31, 2026, would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $149.38) (see footnote 2).

(2) Benefits triggered upon termination without cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy.

(3) Includes an amount equal to the cash bonus paid to the NEO in the prior calendar year (fiscal 2025).

Celeste Burgoyne, Executive Vice President and Chief Revenue Officer

The following table describes the estimated potential compensation to Ms. Burgoyne upon a qualifying termination of her employment, assuming the termination occurred on July 31, 2026:

Executive Benefits and Payments[(1)]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[(2)]
Base Salary (paid as a lump sum)	900,000	900,000
SAR/RSU Acceleration[(3)]	6,225,262	8,331,016
MIP Award[(4)]	—	—
Health Insurance	—	—
Total	**7,125,262**	**9,231,016**

(1) Assumes the following: (a) base salary equal to $900,000 is in effect as of the assumed termination or change in control date of July 31, 2026; and (b) executive's unvested SARs and RSUs at July 31, 2026, would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $149.38) (see footnote 2).

(2) Benefits triggered upon termination without cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy.

(3) If, before January 26, 2027, Ms. Burgoyne's employment terminates for any reason other than for Cause or by reason of her voluntary resignation, the unvested portion of the Sign-On Grants will accelerate.

(4) Includes an amount equal to the cash bonus paid to the NEO in the prior calendar year (fiscal 2025), which is $0, because Ms. Burgoyne was not employed by the Company during fiscal 2025.

Lynanne Kunkel, Executive Vice President, Chief Human Resources Officer & Chief Transformation Officer

The following table describes the estimated potential compensation to Ms. Kunkel upon a qualifying termination of her employment assuming the termination occurred on July 31, 2026:

Executive Benefits and Payments[(1)]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[(2)]
Base Salary (paid as lump sum)	584,768	584,768
SAR/RSU Acceleration	—	1,308,419
MIP Award[(3)]	—	391,738
Health Insurance	—	—
Total	**584,768**	**2,284,925**

(1) Assumes the following: (a) base salary equal to $584,768 is in effect as of the assumed termination or change in control date of July 31, 2026; and (b) executive's unvested SARs and RSUs at July 31, 2026, would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $149.38) (see footnote 2).

(2) Benefits triggered upon termination without cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy.

(3) Includes an amount equal to the cash bonus paid to the NEO in the prior calendar year (fiscal 2025).

William Rock, President - Mountain Division

The following table describes the estimated potential compensation to Mr. Rock upon a qualifying termination of his employment assuming the termination occurred on July 31, 2026:

Executive Benefits and Payments[1]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[2]
Base Salary (paid as lump sum)	577,130	577,130
SAR/RSU Acceleration	—	1,116,914
MIP Award[3]	—	386,621
Health Insurance	—	—
Total	**577,130**	**2,080,665**

(1) Assumes the following: (a) base salary equal to $577,130 is in effect as of the assumed termination or change in control date of July 31, 2026; and (b) executive's unvested SARs and RSUs at July 31, 2026, would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $149.38) (see footnote 2).

(2) Benefits triggered upon termination without cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy.

(3) Includes an amount equal to the cash bonus paid to the NEO in the prior calendar year (fiscal 2025).

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the Company's equity compensation plans as of July 31, 2026:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1][2] (# in thousands)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (# in thousands)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,255	199.46	926
Equity compensation plans not approved by security holders	—	—	—
Total	**1,255**	**199.46**	**926**

(1) Includes 328,000 RSUs that are not included in the calculation of the Weighted-Average Exercise Price in column (b).

(2) Includes the gross number of shares underlying outstanding SARs. Upon the exercise of a SAR, the actual number of shares we will issue to the participant is equal to (i) (x) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K (we refer to the statute and the regulation collectively as the "pay ratio rule"), we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with the pay ratio rule.

We determined our median employee as of July 31, 2026, which is the last day of our fiscal 2026. On July 31, 2026, we had 16,698 employees, approximately 6,219 of which were year-round employees and 10,479 of which were seasonal employees.

To identify the "median employee" for the purposes of this disclosure, we analyzed the compensation we paid to each of those individuals for the 12-month period ending on the fiscal year. We considered each employee's "compensation" to consist of (i)

the employee’s total gross earnings for a 12-month period ending on July 31, 2026, or June 30, 2026, in the case of Australian employees, plus (ii) the estimated amount of the Company’s contributions for that period to the retirement plans in which the employee participates based upon the employee’s deferral elections on the date identified. For our Canadian employees, the rate of pay was converted using the conversion rate CAD$1.0000 to USD$0.7126 as of July 31, 2026. For our Australian employees, the rate of pay was converted using the conversion rate of AUD$1.0000 to USD$0.7017 as of June 30, 2026. For our Swiss employees, the rate of pay was converted using the conversion rate CHF$1.0000 to USD$1.2379 as of July 31, 2026. No cost-of-living adjustments were made.

In accordance with SEC guidance, we have disclosed our fiscal 2026 CEO pay ratio using the total compensation of our current CEO, who was serving in that role on our disclosure date of July 31, 2026. The Total Annual Compensation of our CEO in fiscal 2026 was $4,255,493 and was based on the compensation reportable in the Summary Compensation Table according to applicable instructions and interpretations. When compared to the total annual compensation for our median employee of $26,183 this results in a pay ratio of 163:1.

The nature of our operations requires the use of many seasonal and part-time employees who do not work year-round, and accordingly, we are providing a supplemental disclosure annualizing the compensation of such employees. To identify the "median employee" for purposes of this supplemental disclosure, we analyzed the compensation that we paid to each of those individuals for the 12-month period ending on the fiscal year. We considered each employee’s "compensation" to consist of (i) the employee’s total gross earnings for the 12-month period ending July 31, 2026, or June 30, 2026, in the case of Australian employees, plus (ii) the estimated amount of the Company’s contributions for that period to the retirement plans in which the employee participates. The compensation for seasonal or part-time employees who were not employed by us for the entire 12-month period was annualized to reflect compensation for a comparable period (or 2,080 hours worked during the year). The same Canadian dollar, Australian dollar, and Swiss franc currency conversion rates as stated above were used for this supplemental disclosure. No cost of living adjustments were made.

Using the total annual compensation of our CEO in fiscal 2026 of $4,255,493 when compared to the total annualized compensation for the median employee selected for this supplemental disclosure as of July 31, 2026 of $46,764, results in a pay ratio of 91:1.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Item 402(v) of Regulation S-K, we are providing the following disclosure regarding the relationship between executive compensation actually paid (as defined by SEC rules) for each person serving as our principal executive officer ("PEO") and our other NEOs on an average basis ("Non-PEO NEOs") and certain Company financial performance metrics for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, please see the CD&A beginning on page 50.

							Value of Initial Fixed $100 Investment based on:[4]			
Year	Summary Compensation Table Total for Robert A. Katz ($)[1]	Summary Compensation Table Total for Kirsten A. Lynch ($)[1]	Compensation Actually Paid to Robert A. Katz ($)[1],[2],[3]	Compensation Actually Paid to Kirsten A. Lynch ($)[1],[2],[3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[1],[2],[3]	TSR ($)	Peer Group TSR ($)	Net Income ($ in millions)	Resort Reported EBITDA ($ in millions)[5]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2026	4,255,493	—	4,010,076	—	3,672,901	3,937,645	60.55	137.36	147.5	745.7
2025	3,952,230	9,496,826	3,144,846	6,878,406	2,117,163	1,556,617	57.09	142.06	298.0	844.1
2024	—	6,288,586	—	1,736,532	1,835,292	516,440	65.64	111.37	246.3	825.1
2023	—	6,195,302	—	7,161,467	1,648,434	1,079,735	81.49	107.16	285.1	834.8
2022	2,022,454	6,609,628	1,866,128	4,684,527	2,275,391	1,588,826	79.31	81.43	368.3	836.9

(1) Robert A. Katz was our PEO from August 1, 2020 to November 1, 2021 and from May 22, 2025 through the end of fiscal 2026. Kirsten A. Lynch was our PEO from November 1, 2021 to May 22, 2025. The individuals comprising the Non-PEO NEOs for each year are listed below.

2022	2023	2024	2025	2026
Michael Z. Barkin	Michael Z. Barkin	Robert A. Katz	Julie A. DeCecco	Celeste Burgoyne
Ryan Bennett	Ryan Bennett	Angela A. Korch	Angela A. Korch	Angela A. Korch
David T. Shapiro	Robert A. Katz	William Rock	Lynanne Kunkel	Lynanne Kunkel
James C. O'Donnell	Angela A. Korch	David T. Shapiro	William Rock	William Rock
	James C. O'Donnell			
	David T. Shapiro			

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs computed in accordance with Item 402(v) of Regulation S-K as set forth below. The same valuation methodologies to create the underlying assumptions were used to calculate the fair values of equity awards as those disclosed at the time of grant. Amounts in the Exclusion of Stock Awards and Option Awards column are the totals from the Stock Awards and Option Awards columns set forth in the Summary Compensation Table. The Company did not have a defined benefit pension plan in the covered years, so no pension adjustments were made.

Year	Summary Compensation Table Total for Robert A. Katz ($)	Exclusion of Stock Awards and Option Awards for Robert A. Katz ($)	Inclusion of Adjusted Equity Values for Robert A. Katz ($)	Total Compensation Actually Paid to Robert A. Katz ($)
2026	4,255,493	(3,000,000)	2,754,583	4,010,076

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2026	3,672,901	(2,833,712)	3,098,456	3,937,645

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Robert A. Katz ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards Granted in Prior Fiscal Years for Robert A. Katz ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Robert A. Katz ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Robert A. Katz ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Robert A. Katz ($)	Total - Inclusion of Adjusted Equity Values for Robert A. Katz ($)
2026	2,855,237	(6,027)	—	(94,627)	—	2,754,583

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards Granted in Prior Fiscal Years for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Adjusted Equity Values for Non-PEO NEOs ($)
2026	3,112,859	(2,911)	—	(11,492)	—	3,098,456

(4) The Peer Group Total Shareholder Return ("TSR") set forth in this table utilizes the Dow Jones U.S. Travel & Leisure Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended July 31, 2026. The comparison assumes $100 was invested for the period starting July 31, 2021, through the end of the listed year in the Company and in the Dow Jones U.S. Travel and Leisure Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined Resort Reported EBITDA to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEOs and Non-PEO NEOs in 2026. Resort Reported EBITDA is a non-GAAP financial measure, calculated as earnings before interest, taxes, depreciation, and amortization, as reported for our Mountain and Lodging segments combined. For a reconciliation of the differences between Resort Reported EBITDA and the most directly comparable GAAP financial measure, see Appendix A of this proxy statement. This performance measure may not have been the most important financial performance measure in prior years and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEOs and Non-PEO NEO Compensation Actually Paid and Company TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and the cumulative TSR over the five most recently completed fiscal years for the Company and the Dow Jones U.S. Travel & Leisure Index.


PEO and Average Non-PEO NEO Compensation Actually Paid Versus TSR
Compensation Actually Paid ($ Millions)
TSR (7/31/2021 Indexed to $100)
0
1
2
3
4
5
6
7
8
$0
$20
$40
$60
$80
$100
$120
$140
$160
100.00
1.9
4.7
81.43
1.6
79.31
7.2
107.16
81.49
1.1
1.7
111.37
85.64
0.5
3.1
142.06
6.9
57.09
1.6
60.55
4.0
3.9
137.36
2021
2022
2023
2024
2025
2026
Fiscal Year
Robert A. Katz Compensation Actually Paid
Kirsten A. Lynch Compensation Actually Paid
Average Non-PEO NEO Compensation Actually Paid
Vail Resorts Inc TSR
Dow Jones U.S. Travel & Leisure Index TSR

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the five most recently completed fiscal years.


PEO and Average Non-PEO NEO Compensation Actually Paid
Versus Net Income
Compensation Actually Paid ($ Millions)
Net Income ($ Millions)
8
7
6
5
4
3
2
1
0
400
350
300
250
200
150
100
50
0
1.9
4.7
1.6
7.2
1.1
285.1
1.7
0.5
3.1
6.9
1.6
298.0
4.0
3.9
147.5
2022
2023
2024
2025
2026
Fiscal Year
Robert A. Katz Compensation Actually Paid
Kirsten A. Lynch Compensation Actually Paid
Average Non-PEO NEO Compensation Actually Paid
Vail Resorts Inc Net Income

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Resort Reported EBITDA

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Resort Reported EBITDA during the five most recently completed fiscal years.


PEO and Average Non-PEO NEO Compensation Actually Paid
Versus Resort Reported EBITDA
Compensation Actually Paid ($ Millions)
0
1
2
3
4
5
6
7
8
Resort Reported EBITDA ($ Millions)
0
100
200
300
400
500
600
700
800
900
834.8
1.9
4.7
1.6
7.2
1.1
1.7
0.5
3.1
6.9
1.6
4.0
3.9
2022
2023
2024
2025
2026
Fiscal Year
Robert A. Katz Compensation Actually Paid
Kirsten A. Lynch Compensation Actually Paid
Average Non-PEO NEO Compensation Actually Paid
Resort Reported EBITDA

Tabular List of Most Important Financial Performance Measures

Resort Reported EBITDA was the only financial performance measure that the Company used to link Compensation Actually Paid to our PEO and Non-PEO NEOs for fiscal 2026 to Company Performance.

BENEFICIAL OWNERSHIP OF VAIL RESORTS SECURITIES

Information as to Certain Shareholders

Set forth below is certain information with respect to each person or group known to the Company to be the beneficial owner of more than five percent of the Company's voting securities at the close of business on October 19, 2026 (except as otherwise indicated below).

	Common Stock Beneficially Owned	
Name of Beneficial Owner	Shares (#)	Percent of Class (%)[1]
Baron Capital Management, Inc.[2]	6,536,697	18.3
Capital International Investors[3]	4,066,810	11.4
BlackRock Inc.[4]	3,484,986	9.8
Oasis Group[5]	3,223,435	9.0
Vanguard Capital Management[6]	1,879,275	5.3

(1) Applicable percentages are based on 35,717,551 shares outstanding on October 19, 2026.

(2) As reported by Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM"), Baron Generational Growth Fund ("BGGF"), Baron Partners Fund ("BPF") and Ronald Baron on a joint Schedule 13G/A filed with the SEC on August 14, 2026. BAMCO and BCM are subsidiaries of BCG. BGGF and BPF are advisory clients of BAMCO. Ronald Baron owns a controlling interest in BCG. According to the Schedule 13G/A, the holders have shared voting power over 6,465,654 shares of the Company's common stock and shared dispositive power over 6,536,697 shares of the Company's common stock. The address for the holders is 767 Fifth Avenue, 49th Floor, New York, NY 10153.

(3) As reported by Capital International Investors on a Schedule 13G/A filed with the SEC on May 14, 2026. According to the Schedule 13G/A, Capital International Investors has sole voting power over 4,017,889 shares of the Company's common stock and sole dispositive power over 4,066,810 shares of the Company's common stock. The address for the holder is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(4) As reported by BlackRock, Inc. on a Schedule 13G/A filed with the SEC on November 12, 2024. According to the Schedule 13G/A, BlackRock, Inc. has sole voting power over 3,408,594 shares of the Company's common stock and sole dispositive power over 3,484,986 shares of the Company's common stock. The address for the holder is 50 Hudson Yards, New York, NY 10001.

(5) As reported by Oasis, the Oasis Nominees and Seth Fischer on a joint Schedule 13D/A filed with the SEC on September 29, 2026. According to the Schedule 13D/A, such persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act, and the group may be deemed to beneficially own an aggregate of 3,223,435 shares of the Company's common stock. Oasis and Seth Fischer have shared voting power over 3,222,085 shares of the Company's common stock and shared dispositive power over 3,222,085 shares of the Company's common stock and M. Ashton Hudson has sole voting power over 1,350 shares of the Company's common stock and sole dispositive power over 1,350 shares of the Company's common stock. The address for the Oasis Group is c/o 25/F, LHT Tower, 31 Queen's Road Central, Central, K3, 00000.

(6) As reported by Vanguard Capital Management on a Schedule 13G filed with the SEC on April 30, 2026. According to the Schedule 13G, Vanguard Capital Management has sole voting power over 273,904 shares of the Company's common stock and sole dispositive power over 1,879,275 shares of the Company's common stock. The address for the holder is 100 Vanguard Blvd, Malvern, PA 19355.

Security Ownership of Directors and Executive Officers

Set forth in the following table is the beneficial ownership of common stock at the close of business on October 19, 2026 for all directors, nominees, named executive officers, and all directors and executive officers as a group as of such date (except as otherwise indicated below).

	Common Stock Beneficially Owned	
Name of Beneficial Owner	**Shares (#)**	**Percent of Class (%)[1]**
Reginald A. Chambers	3,408	*
Susan L. Decker[2]	10,952	*
William J. Hornbuckle	—	*
Robert A. Katz	290,201	*
Iris Knobloch	3,382	*
Nadia N. Rawlinson	7,205	*
Michele Romanow	9,776	*
Hilary A. Schneider	18,674	*
D. Bruce Sewell	23,718	*
Peter A. Vaughn	10,347	*
Celeste Burgoyne	—	*
Angela A. Korch	8,172	*
Lynanne Kunkel	12,146	*
William Rock	11,885	*
Current directors and executive officers as a group (17 persons)*	420,305	1.2

* Less than 1.0%.

(1) Applicable percentages are based on 35,717,551 shares outstanding on October 19, 2026, adjusted as required by rules promulgated by the SEC. Unless indicated by footnote, the address for each listed director and executive officer is c/o Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, Colorado 80021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them.

The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the RSUs, and common stock underlying SARs, held by that person that are currently exercisable or are exercisable within 60 days of October 19, 2026, but excludes RSUs and our common stock underlying SARs held by any other person.

(2) On September 2, 2026, Ms. Decker communicated her intention not to stand for reelection to the Board at the end of her current term, which concludes on the date of the 2026 Annual Meeting.

PROPOSAL 2. RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected, and the Board has ratified the selection of, PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for fiscal 2027, and has further directed that management submit the selection of independent auditors for ratification by the shareholders at the Annual Meeting. PricewaterhouseCoopers LLP has been the Company's independent registered public accounting firm since 2002. PricewaterhouseCoopers LLP expects to have a representative at the Annual Meeting who will have the opportunity to make a statement and who will be available to answer appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require shareholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. However, the Audit Committee is submitting the selection of PricewaterhouseCoopers LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. It is understood that even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a new independent accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its shareholders.

Fees Billed to Vail Resorts by PricewaterhouseCoopers LLP During Fiscal 2026 and Fiscal 2025

- *Audit Fees.* Audit fees (including expenses) billed (or billable) to the Company by PricewaterhouseCoopers LLP for the audit of our annual financial statements included in our Form 10-K and the review of the financial statements included in our Forms 10-Q with respect to fiscal 2026 and fiscal 2025 were $3,835,000 and $4,109,000, respectively. For both fiscal years, such fees included fees for PricewaterhouseCoopers LLP's examination of the effectiveness of the Company's internal control over financial reporting.
- *Audit-Related Fees.* There were no audit-related fees billed by PricewaterhouseCoopers LLP with respect to fiscal 2026 and fiscal 2025.
- *Tax Fees.* Tax fees billed (or billable) by PricewaterhouseCoopers LLP with respect to fiscal 2026 and fiscal 2025 were $0 in both years.
- *All Other Fees.* All other fees billed by PricewaterhouseCoopers LLP with respect to fiscal 2026 and fiscal 2025 were $2,000 in both years. Such fees were related to software licensing fees for technical research tools in both years.

The Audit Committee determined that the provision of services other than audit services by PricewaterhouseCoopers LLP was compatible with maintaining PricewaterhouseCoopers LLP's independence.

The Audit Committee has the sole authority to approve all audit engagement fees and terms and pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. The Audit Committee has delegated authority to the Chair of the Audit Committee to pre-approve services between Audit Committee meetings, which must be reported to the full Audit Committee at its next meeting. Fees for permissible non-audit services that are not pre-approved must be less than 5% of total fees paid. For fiscal 2026 and fiscal 2025, all of the fees above were pre-approved by the Audit Committee.

FOR	The Board recommends that you vote **"FOR"** the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2027.

PROPOSAL 3. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, we are asking shareholders to approve an advisory resolution, commonly referred to as a "say-on-pay" resolution, approving our executive compensation as reported in this proxy statement. As described in the CD&A of this proxy statement, our executive compensation program is designed to incentivize achievement of short- and long-term Company and individual performance. We believe this compensation approach aligns the interests of our executive officers with those of our shareholders.

The Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- *Emphasizing Pay-for-Performance*. Emphasize pay-for-performance by tying annual and long-term compensation incentives to achievement of specified performance objectives or overall stock performance.
- *Attracting, Retaining and Motivating*. Attract, retain, and motivate talented executives who will determine our long-term success through a program competitive with compensation paid by companies in the same market for executive talent.
- *Rewarding Contributions and Creating Long-Term Value*. Recognize and reward contributions of all employees, including executive officers, in achieving strategic goals and business objectives, while aligning the program with shareholder interests.
- *Aligning Executive Officers' Interests with those of Shareholders*. Equity-based compensation constitutes a significant portion of our executive officers' overall compensation. We use equity as the primary form for long-term incentive opportunities to motivate and reward executive officers to achieve multi-year strategic goals and deliver sustained long-term value to shareholders. Using equity for long-term incentives creates strong alignment between the interests of executive officers and those of our shareholders.

We encourage shareholders to read the CD&A (as well as the other tables and narrative disclosures included in this proxy statement), which describes in more detail how our executive compensation program operates and is designed to achieve our compensation objectives, including through the use of annual incentive awards, long-term equity awards, a high percentage of compensation that is variable or "at-risk." The Compensation Committee and the Board believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has supported and contributed to the Company’s recent and long-term success and is aligned with the interests of our shareholders.

At the 2025 Annual Meeting of Stockholders, we submitted a "say-on-pay" resolution to our shareholders. Our shareholders approved this proposal with approximately 97% of the votes cast on the proposal voting in favor of the resolution. Because our Board views the annual advisory vote as a good corporate governance practice, and because at our 2023 Annual Meeting of Stockholders approximately 99% of the votes cast on the frequency proposal were in favor of an annual advisory vote, we are again asking shareholders to approve the compensation of our NEOs as disclosed in this proxy statement.

Accordingly, the Board unanimously recommends that shareholders approve the following advisory resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to the named executive officers of Vail Resorts, Inc., as disclosed pursuant to the rules of the Securities and Exchange Commission, including the CD&A, compensation tables and related narrative discussion, is hereby APPROVED."

Although this vote is advisory and is not binding on the Company, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.

FOR	The Board recommends that you vote **"FOR"** the advisory approval of executive compensation.

PROPOSAL 4. APPROVE AN AMENDMENT TO THE VAIL RESORTS, INC. 2024 OMNIBUS INCENTIVE PLAN

The Board is seeking shareholder approval of an amendment to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan (the "2024 Plan") to increase the number of shares reserved for issuance in connection with awards thereunder by 750,000 shares from 1,500,000 to 2,250,000 (the "2024 Plan Amendment"). We are not proposing any other material changes to the 2024 Plan. The Board believes the adoption of the 2024 Plan Amendment is in the best interests of shareholders and the Company because equity-based awards help to attract, motivate, and retain talented employees, directors, and other service providers, align employee and shareholder interests, link employee compensation with performance, and maintain a culture based upon employee stock ownership. The 2024 Plan Amendment will allow us to continue granting equity-based awards to employees, consultants and directors of the Company.

The 2024 Plan was originally adopted by our board of directors and approved by shareholders in 2024 to succeed the 2015 Omnibus Incentive Plan (the "2015 Plan").

The Board approved the 2024 Plan Amendment on September 24, 2026, subject to and effective upon approval by shareholders at the annual meeting. We are seeking shareholder approval solely to increase the number of shares reserved for issuance in connection with awards thereunder; all other material features of the 2024 Plan would remain unchanged. The proposed increase is intended to provide sufficient shares for future equity awards under the Company's existing compensation program and does not reflect any change in the Company's executive compensation philosophy, equity grant practices, or expected annual equity award levels.

Shareholder approval of the 2024 Plan Amendment is necessary in order for the Company to (i) meet the NYSE shareholder approval requirements, and (ii) meet shareholder approval requirements for the grant of stock options that qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Capitalized terms herein will have the meanings ascribed to them in the 2024 Plan.

Background

On September 24, 2026, upon the recommendation and approval of the Company’s Compensation Committee (the “Compensation Committee”), the Board adopted the 2024 Plan Amendment, subject to shareholder approval. The 2024 Plan Amendment will become effective upon approval by the Company's shareholders. The 2024 Plan Amendment would add 750,000 shares to the 2024 Plan share reserve. If this proposal is not approved, the 2024 Plan will remain in effect without the increase, and we will continue to grant awards from the existing share reserve until it is depleted.

The 2024 Plan is our only equity compensation plan from which new awards may be granted. Since the original effectiveness of the 2024 Plan on December 5, 2024, no additional awards have been available for grant under the 2015 Plan. Outstanding awards under the 2015 Plan and the Amended and Restated 2002 Long-Term Incentive and Share Award Plan (the "2002 Plan") continue to be governed by their applicable plan and the respective agreements under which they were granted. The number of shares, if any, that are subject to awards issued under the 2015 Plan or 2002 Plan that are forfeited, canceled, terminated, or surrendered on or after December 5, 2024 are extinguished and unavailable for awards under the 2002 Plan, 2015 Plan, or 2024 Plan.

The 2024 Plan provides for the grant of awards of options (nonqualified stock options or incentive stock options), SARs, restricted shares, restricted share units, performance shares, performance units, performance cash awards, dividend equivalent rights, and other share-based awards (each, an "Award" and collectively, the "Awards"). Subject to adjustment as provided in the 2024 Plan, the number of shares of stock reserved for issuance under the 2024 Plan will be increased by 750,000 shares from 1,500,000 to 2,250,000 if the 2024 Plan Amendment is approved. For any Awards under the 2024 Plan that are forfeited, canceled, terminated, exchanged, or surrendered, or for any Award that is settled in cash or otherwise terminates without a distribution of shares to

the participant, the shares subject to such Award will generally, to the extent of any such forfeiture, settlement, termination, cancellation, exchange, surrender, or cash settlement, again be available for grant under the 2024 Plan.

The material terms of the 2024 Plan are summarized below and would remain unchanged other than the increase of shares available for award requested under the 2024 Plan Amendment. This summary is qualified in its entirety by reference to the full text of the 2024 Plan and the 2024 Plan Amendment, which is attached as Appendix B to this proxy statement.

Key Features of the 2024 Plan

The 2024 Plan contains several features that are consistent with protecting the interests of shareholders and sound corporate governance practices, including the following:

- *1:1 share count approach.* The 2024 Plan does not have any fungible share counting provisions. The number of shares subject to an Award will be counted against the share limit as one share for every one share subject to such Award.
- *No automatic share replenishment or "evergreen" provision.* There is no evergreen feature pursuant to which the shares authorized for issuance under the 2024 Plan can be automatically replenished.
- *No discounted options or SARs.* Stock options and SARs may not be granted with an exercise or grant price lower than the fair market value of the underlying shares on the date of grant.
- *No repricing of options or SARs without shareholder approval.* The 2024 Plan prohibits the direct or indirect repricing of stock options or SARs without prior shareholder approval.
- *No liberal share counting or "recycling" of shares from exercised stock options or SARs.* Shares withheld by or delivered to the Company to satisfy the exercise or grant price of stock options and SARs or tax withholding obligations upon such exercise will not be available for future grants.
- *No dividend equivalents on unvested Awards.* Dividend equivalents must be subject to the same restrictions as the Award they are granted in respect of and may not be paid on unvested Awards.
- *Dividends paid on unvested restricted shares are held in escrow and subject to forfeiture until fully vested.* Any dividends paid on unvested restricted shares are subject to the same restrictions as the restricted shares and will be held in escrow and subject to forfeiture until such time as the restricted shares become fully vested.
- *Incentive-based Awards subject to clawback policy.* Incentive-based Awards granted under the 2024 Plan are subject to the Company's clawback policy, as amended from time to time, as well as applicable law.
- *No excise tax gross-ups on change in control.* The 2024 Plan does not provide for any excise tax gross-ups.
- *No automatic "Single Trigger" Change in Control Vesting.* The 2024 Plan does not provide for automatic vesting of outstanding Awards solely upon the consummation of a transaction resulting in a change in control of the Company. An acquiring or successor entity may assume, continue, or substitute outstanding Awards, and outstanding Awards that are not assumed, substituted for, or otherwise continued may, in the discretion of the Compensation Committee, accelerate and become fully vested and exercisable immediately prior to, but contingent upon, the consummation of the change in control.
- *Minimum Vesting.* Subject to limited exceptions, Awards under the 2024 Plan must generally reflect a minimum one-year performance period or one-year vesting period from the date of grant.
- *Independent administration.* The Compensation Committee, comprised of non-employee, independent directors administers the 2024 Plan.

Background for Requested Increase in Share Amount

We are committed to the responsible use of equity compensation. We believe that providing equity-based incentives to employees and other key service providers encourages a long-term ownership perspective, aligns their interests with those of our shareholders, enhances retention and motivation, and supports the achievement of our long-term business objectives and the creation of shareholder value.

During fiscal 2026, the Company granted 561,856 shares, a 30% increase over fiscal 2025. Share utilization increased due to a combination of executive turnover, larger grant values, and fluctuation in stock price requiring more shares to deliver equivalent

value. Based on the closing price per share of our common stock of $150.97 as reported on the New York Stock Exchange ("NYSE") on October 19, 2026, the aggregate market value of the 750,000 additional shares available for equity awards under the 2024 Plan Amendment if this proposal is approved would be approximately $113.2 million.

The requested increase in the number of shares of common stock reserved for issuance under the 2024 Plan Amendment was determined after consideration of a number of factors, including (i) the Company's historical equity grant practices, including its "burn rate", which is below the industry and Russell 3000 index thresholds established by certain major proxy advisory firms; and (ii) expected dilution to existing shareholders. We are seeking to increase the shares reserved for awards under the 2024 Plan by 750,000 shares of common stock, which would increase our equity plan overhang by 2.1% based on our shares outstanding as of October 19, 2026, as discussed further below under "Additional Information Regarding Share Increase." These additional 750,000 shares under the 2024 Plan Amendment will enable us to grant equity compensation at a level that allows us to continue to attract and retain employees in the competitive labor markets in which we compete.

Additional Information Regarding Equity Awards Granted Under the 2024 Plan

The aggregate number of shares subject to stock appreciation rights ("SARs") and other equity awards under the 2024 Plan since its inception through October 19, 2026 is set forth in the table below.

Name and Position	Number of SARs Granted	Average Per Share Exercise Price ($)(1)	Number of Shares Subject to Other Stock Awards(2)
Robert A. Katz Chairperson of the Board and Chief Executive Officer	124,846	$147.21	29,875
Angela A. Korch Executive Vice President and Chief Financial Officer	49,603	$145.12	13,321
Celeste Burgoyne Executive Vice President and Chief Revenue Officer	88,647	$137.63	65,736
Lynanne Kunkel Executive Vice President, Chief Human Resources Officer & Chief Transformation Officer	42,625	$145.14	11,443
William Rock President - Mountain Division	34,149	$145.42	9,130
All Current Executive Officers as a Group	391,050	$144.16	143,187
All Current Non-Employee Directors as a Group	—	n/a	26,049
Each nominee for election as a director (3)	124,846	$147.21	54,361
Each associate of any such directors, executive officers or nominees	—	n/a	—
Each other person who received or is to receive 5 percent of such options, warrants, or rights	—	n/a	—
All Employees, Other than Current Executive Officers, as a Group	281,143	$145.35	300,991

(1) As of October 19, 2026, the weighted average exercise price of the outstanding SARs under the 2024 Plan was $147.43 and the weighted average remaining contractual life was 9 years.

(2) Other stock awards are in the form of RSUs.

(3) Represents awards granted to all non-employee directors and employee directors nominated or otherwise endorsed by the Board of Directors for election to the Board.

Additional Information Regarding Share Increase

If shareholders approve the 2024 Plan Amendment, such plan will authorize no more than 2,250,000 shares for issuance thereunder in the aggregate.

Stock Plan Share Reserve Summary Table

		Shares
A	Total shares authorized under the 2024 Plan, prior to proposed amendment	1,500,000
B	Total shares awarded from the 2024 Plan through October 19, 2026	1,142,420
C	Shares added back to share reserve from the 2024 Plan through October 19, 2026 due to forfeiture, settlement, termination, cancellation, exchange, or surrender of awards thereunder	48,513
D	Shares available to be granted under the plan as of October 19, 2026 (A-B+C)	406,093
E	Amount of proposed share increase	750,000
F	Shares available for grant under the plan with the proposed share increase as of October 19, 2026 (D+E)	1,156,093
G	Total shares authorized under the 2024 Plan, with the proposed increase (A+E)	2,250,000

In determining the amount of the share increase, management and the Compensation Committee evaluated the 2024 Plan's historic dilution rate, burn rate, and overhang and determined that the share increase is advisable. The Compensation Committee anticipates that the shares that will be available for new award grants pursuant to the 2024 Plan Amendment - if shareholders approve this proposal - will provide us with flexibility to maintain a competitive compensation program to acquire, retain and incentivize service providers.

The proposed share increase of 750,000 shares represents 2.10% of our total common stock outstanding as of October 19, 2026. There were 35,717,551 shares outstanding as of October 19, 2026. Dilution is the total number of shares subject to equity awards granted (less cancellations) divided by the total common shares outstanding at the end of the fiscal year. The average annual dilution over the last two fiscal years was 1.35%.

Burn rate is another measure of dilution that shows how rapidly a company is depleting its shares reserved for equity compensation plans and differs from annual dilution because it does not take into account cancellations. Our annual burn rate over the last two fiscal years has averaged 1.39%.

An additional metric that we use to measure the cumulative impact of the 2024 Plan is overhang (number of shares subject to equity awards outstanding but not exercised, plus number of shares available to be granted, divided by total common shares outstanding at the end of the year). For the last two fiscal years, our overhang has averaged 6.60%. If the 2024 Plan Amendment is approved, our overhang would increase to 7.71% as of October 19, 2026.

Stock Plan Share Reservation Summary Table

	Fiscal 2026 (%)	Fiscal 2025 (%)	Two-Year Average (Fiscal 2025-2026)(1)
Percentage of Equity-Based Awards Granted to Named Executive Officers	43.0 %	28.5 %	36.7 %
Dilution	1.50 %	1.21 %	1.35 %
Burn Rate	1.58 %	1.21 %	1.39 %
Overhang	6.12 %	7.09 %	6.60 %

(1) The 2024 Plan was approved by shareholders in December 2024, which falls within the Company's Fiscal 2025.

Description of the 2024 Plan

Purpose

The 2024 Plan is intended to advance the interests of the Company and its shareholders by providing a means to attract, retain, and motivate employees, consultants, and directors of the Company upon whose judgment, initiative, and efforts the continued success, growth, and development of the Company is dependent.

Eligibility and Term

Any employee or consultant (including any former employee serving as a consultant) of the Company, a subsidiary, or an affiliate, and any director of the Company, in each case as the Committee (as defined below) determines and designates from time to time, is eligible to receive Awards under the 2024 Plan. As of July 31, 2026, approximately 6,500 employees, and all nine of the Company's non-employee directors and no consultants were eligible to participate in the 2024 Plan. The 2024 Plan became effective on December 5, 2024, and will terminate as to future awards on the first to occur of (i) December 5, 2034, or (ii) the date determined in accordance with the Board's authority to amend, alter, suspend, discontinue, or terminate the 2024 Plan. The 2024 Plan Amendment does not extend the term of the 2024 Plan.

Administration

The 2024 Plan is administered by the Compensation Committee or a subcommittee thereof, or such other Board committee as may be designated by the Board to administer the 2024 Plan (the "Committee").

The Committee may (subject to express limitations in the 2024 Plan), among other things:

- select persons eligible for Awards;
- determine the type of Awards, number of shares to which an Award may relate, terms and conditions of any Award, and all other matters to be determined in connection with an Award;
- determine whether, to what extent, and when an Award may be settled, or the exercise price of an Award may be paid, in cash, shares, other Awards, or other property;
- determine whether, to what extent, and when cash, shares, other Awards, or other property payable with respect to an Award will be deferred;
- prescribe the form of each award agreement;
- adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the 2024 Plan;
- correct any defect or supply any omission or reconcile any inconsistency in the 2024 Plan and construe and interpret the 2024 Plan and any Award, rules and regulations, award agreement, or other instrument under the 2024 Plan;
- accelerate the vesting of or ability to exercise all or any portion of any Award or extend the period during which an Award is exercisable; and
- make all other decisions and determinations as may be required under the terms of the 2024 Plan or as the Committee may deem necessary or advisable for the administration of the 2024 Plan.

The Committee may also determine whether, to what extent, and when an Award may be canceled, forfeited, exchanged, or surrendered, and the Committee may waive any conditions or rights under, amend, modify or supplement the terms of, or amend, alter, suspend, discontinue, or terminate an Award, but the Committee may not, except in connection with a corporate transaction involving the Company (i) amend the terms of outstanding options or SARs to reduce the exercise price of such outstanding options or SARs, (ii) exchange outstanding options or SARs for options or SARs with an exercise price that is less than the exercise price of the original options or SARs, or (iii) cancel outstanding options or SARs with exercise prices above the current fair market value of a share in exchange for cash or other securities, in each case, unless such action is subject to and approved by the Company's shareholders. To the extent permitted by Rule 16b-3 of the Exchange Act and applicable laws, the Committee may delegate its authority with respect to the 2024 Plan and Awards to other members of the Board or officers or managers of the Company or any subsidiary or affiliate.

Minimum Vesting Period. Except with respect to a maximum of five percent of the shares of stock reserved under the 2024 Plan, as may be adjusted pursuant to the terms of the 2024 Plan, and except in connection with a Change in Control (as defined below), no Award will provide for vesting that is any more rapid than vesting on the one-year anniversary of the grant date or, with respect to Awards that vest upon the attainment of performance goals, a performance period that is less than 12 months.

Shares Available for Issuance

If approved, the 2024 Plan Amendment will increase the number of shares of stock reserved for issuance under the 2024 Plan by 750,000 shares, for a total of 2,250,000 shares. As of October 19, 2026, 406,093 shares remained available for grant under the 2024 Plan. From and after December 5, 2024, no Awards may be granted under the 2015 Plan or 2002 Plan; and shares subject

to awards under the 2015 Plan or the 2002 Plan that are forfeited, canceled, terminated or otherwise settled without the issuance of shares do not increase the shares available for issuance under the 2024 Plan. Awards under the 2024 Plan that are forfeited, canceled, terminated, exchanged, surrendered, settled in cash or otherwise terminated without a distribution of shares to the participant will generally, to the extent of any such forfeiture, settlement, termination, cancellation, exchange, or surrender, again be available for Awards under the 2024 Plan. Any or all of the shares of stock reserved for issuance under the 2024 Plan will be available for issuance pursuant to incentive stock options.

The Committee will have the right to cause the Company to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions. In connection with any dividend in shares, recapitalization, share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event, the Committee will make equitable changes or adjustments that it deems appropriate in order to prevent dilution or enlargement of the rights of participants under the 2024 Plan, and adjust any or all of (i) the number and kind of shares that may be issued under the 2024 Plan; (ii) the number and kind of shares, other securities or other consideration issued or issuable with respect to outstanding Awards; or (iii) the exercise price, grant price or purchase price relating to any Awards.

Shares of stock covered by an Award under the 2024 Plan, will be counted as used as of the grant date to calculate the number of shares of stock available for issuance. Any shares of stock subject to Awards will be counted against the share reserve as one share of stock for every one share of stock subject to such Award. The target number of shares of stock issuable under a performance share or performance unit will be counted against the share reserve as of the grant date, but such number will be adjusted to reflect the actual number of shares of stock issued upon settlement of the performance shares or performance units, as applicable, to the extent different from such target number of shares. Awards that do not entitle a participant to receive or purchase shares and Awards that are settled in cash will not be counted against the share reserve.

The number of shares of stock available for issuance under the 2024 Plan will not be increased by the number of shares (i) tendered, withheld, or subject to an Award granted under the 2024 Plan surrendered in connection with the purchase of shares upon exercise of an option; (ii) that were not issued upon the net settlement or net exercise of a share-settled SAR granted under the 2024 Plan; (iii) deducted or delivered from payment of an Award granted under the 2024 Plan in connection with the Company's tax withholding obligations; or (iv) purchased by the Company with proceeds from option exercises.

Types of Awards

Under the 2024 Plan, the Committee may award options (nonqualified stock options or incentive stock options), SARs, restricted shares, restricted share units, performance shares, performance units, performance cash awards, dividend equivalent rights, and other share-based awards.

Options. An option is a right to purchase shares of the Company's common stock. The exercise price of each option will be determined by the Committee, provided that the exercise price per share will be at least the fair market value of one share of stock on the grant date. If a participant is a ten percent shareholder, then the exercise price of an option granted to such participant that is intended to be an incentive stock option will be not less than 110% of the fair market value of one share of stock on the grant date. Subject to certain limitations set forth in the 2024 Plan, each option granted under the 2024 Plan will become vested and/or exercisable at such times and under such conditions as determined by the Committee. The Committee will determine the time or times at which the option may be exercisable, the methods by which the exercise price may be paid or deemed paid (including broker-assisted exercise arrangements), the form of such payments (including cash, shares of stock, or other property), and the methods by which the shares of stock will be delivered or deemed delivered. The term of each option will be determined by the Committee, but it will not be longer than ten years from the date of grant; provided that, in the event that a participant is a ten percent shareholder, an option granted to such participant that is intended to be an incentive stock option will not be exercisable after five years from the date of grant. Options granted to participants who are foreign nationals or employed outside of the United States may have a term longer than ten years.

Share Appreciation Rights ("SARs"). The holder of a SAR will be entitled to receive, upon exercise thereof, an amount measured by the difference between (i) the fair market value of one share of stock on the date the SAR is exercised (or, if the Committee determines, the fair market value of one share of stock at any time during a specified period before or after the date of exercise), over (ii) the SAR exercise price as determined by the Committee as of the date of grant (which will not be less than the fair market value per share on the date of grant). The Committee will determine, on the date of grant or thereafter, the time or times at which a SAR may be exercised in whole or in part (which will not be more than ten years after the date of grant of the SAR), method of exercise, method of settlement, form of consideration payable in settlement (which may be cash, shares or any combination thereof), method by which shares of stock will be delivered or deemed delivered, whether or not a SAR will be in tandem with any other Award, and any other terms and conditions of any SAR. If the exercise period of a SAR would expire at a

time when trading in the Company's common stock is prohibited by the Company's insider trading policy or a Company-imposed blackout period, the exercise period will be automatically extended to the earlier of the 30th day following the expiration of the prohibition and the expiration of the original exercise period. Unless the Committee determines otherwise, a SAR granted in tandem with any nonqualified stock option may be granted at the time of grant of the related nonqualified stock option or at any time thereafter, and a SAR granted in tandem with any incentive stock option may only be granted at the time of grant of the related incentive stock option.

Restricted Shares. Restricted shares are shares of the Company's common stock subject to certain restrictions and a risk of forfeiture. Awards of restricted shares will be subject to such restrictions as imposed by the Committee (including the achievement of performance criteria). Unless provided otherwise in an award agreement, holders of restricted shares will have all the rights of shareholders, including the right to vote restricted shares and the right to receive any dividends thereon; provided, however, that any dividends will be subject to the same restrictions as the restricted shares and will be held in escrow and subject to forfeiture until such time as the restricted shares become fully vested. Dividends paid on vested restricted shares will either be paid on the dividend payment date or deferred to such date determined by the Committee and will be paid in cash or in unrestricted shares having a fair market value equal to the amount of the dividends. Any dividends paid on unvested restricted shares will be subject to the same restrictions as the restricted shares and will be held in escrow and subject to forfeiture until such time as the restricted shares become fully vested. Shares distributed in connection with a share split or share dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted shares with respect to which such shares or other property have been distributed. Restricted shares may be evidenced in a manner as the Committee determines. If the certificates representing the restricted shares are registered in the name of the participant, then the certificates will bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such restricted shares and the Company will retain physical possession of the certificate.

Upon the termination of a participant's service during the restricted period, any restricted shares held by such participant to which all applicable restrictions and conditions have not lapsed will be deemed forfeited unless the Committee provides otherwise by rule or regulation or in an award agreement or the Committee determines otherwise in any individual case. Upon the forfeiture of restricted shares, any accrued but unpaid dividends or dividend equivalent rights that are at the time subject to restrictions will also be forfeited.

Restricted Share Units. A restricted share unit is a right to receive shares of the Company's common stock or cash at the end of a specified deferral period. Awards of restricted share units will be subject to such restrictions (including the achievement of performance criteria) as imposed by the Committee. Upon expiration of the deferral period specified by the Committee (or, if permitted by the Committee, the deferral period elected by the holder), holders of restricted share units will have the right to receive shares of stock or cash in settlement of such units. Upon the termination of a participant's service during the deferral period, any restricted share units held by such participant to which all applicable restrictions and conditions have not lapsed will be deemed forfeited unless the Committee provides otherwise by rule or regulation or in an award agreement or the Committee determines otherwise in any individual case.

Performance Shares, Performance Units, and Performance Cash Awards. The right of a participant to exercise or to receive a grant or settlement of any performance share, performance unit, or performance cash award, and the timing thereof, will be subject to such performance objectives as specified by the Committee. The performance period for performance shares, performance units, and performance cash awards will be a period of one or more years, as determined by the Committee.

At the beginning of a performance period, the Committee will determine for each participant or group of participants with respect to that performance period (i) the range of number of shares, if any, in the case of performance shares; (ii) the range of dollar values, if any, in the case of performance units; or (iii) the range of cash awards, if any, in the case of performance cash awards, in each case which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee and which will be paid to a participant as an Award if the relevant measure of Company performance for the performance period is met. The Committee may revise a performance objective during the course of a performance period if a significant event occurs that the Committee expects to have a substantial effect on such performance objective during the period. The Compensation Committee may also, in its discretion, reduce the amount otherwise payable under any performance share, performance unit, or performance cash award.

Upon the termination of a participant's service during a performance period, performance shares, performance units, and performance cash awards for which the performance period was prescribed will be forfeited unless the Committee provides otherwise by rule or regulation or in an award agreement or determines otherwise in any individual case. Each performance share or performance unit may be paid in whole shares of stock, cash, or a combination of shares and cash, and each performance share or performance unit may be paid either as a lump sum payment or in installments, in each case as

determined by the Committee. Each performance cash award will be paid in cash, commencing as soon as practicable after the end of the relevant performance period.

Dividend Equivalents. A dividend equivalent is a right to receive cash, shares of stock, or other property equal in value to dividends paid with respect to a specified number of shares. Dividend equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid out currently or on a deferred basis. The Committee may provide that dividend equivalents may be paid or distributed when accrued or may be deemed to be reinvested in additional shares of stock or other investment vehicles specified by the Committee. Dividend equivalents (other than freestanding dividend equivalents) are subject to all conditions and restrictions of the underlying Awards to which they relate. Dividend equivalents may not be awarded in connection with, or related to, any unvested Awards or Awards of options or SARs.

Other Share-Based Awards. The Committee may, subject to applicable laws and the terms of the 2024 Plan, grant other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of stock, as deemed by the Committee to be consistent with the purposes of the 2024 Plan, including unrestricted shares, other rights convertible or exchangeable into shares of stock, purchase rights for shares of stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified subsidiaries or affiliates. The Committee will determine the terms and conditions of such Awards at the time of grant or thereafter.

Recoupment. Incentive-based Awards granted under the 2024 Plan are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with the Company's applicable clawback or forfeiture policies and applicable law, or as otherwise specified by the Compensation Committee in an award agreement in accordance with the 2024 Plan.

Change in Control. Except as otherwise provided in the applicable award agreement, in another agreement with the participant, or as otherwise set forth in writing, upon the occurrence of a Change in Control (as defined below) the following provisions will apply to outstanding Awards:

- The surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiror”), may, without the consent of any participant, assume or continue the Company’s rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror’s stock, as applicable; and
- In the discretion of the Compensation Committee, outstanding Awards which are not assumed, substituted for, or otherwise continued by the Acquiror shall accelerate and become fully vested and exercisable (as applicable) effective immediately prior to, but contingent upon, the consummation of the Change in Control; provided, however, that any Award which has its vesting conditions based on performance goals that vests pursuant to this sentence shall only become vested based on (i) 100% of target levels, or (ii) actual results measured against the performance goals as of the Change in Control, and thereafter, all Awards shall terminate to the extent not exercised or settled as of the date of the Change in Control.

A Change in Control under the 2024 Plan means the occurrence of any of the following:

- any "person" or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the beneficial owner (within the meaning of Rule 13d-3 and 13d-5 promulgated under the Exchange Act), directly or indirectly, of 35% or more of the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis, except for any person or group who becomes the beneficial owner in connection with a merger or consolidation of the Company, with any other corporation immediately following which the individuals who comprise the Board immediately prior thereto, constitute at least a majority of the Board of the surviving entity; or
- during any period of twelve consecutive months, a majority of the members of the Board or other equivalent governing body of the Company cease to be composed of individuals (i) who were members of that Board on the first day of such period, (ii) whose election or nomination to that Board was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body, or (iii) whose election or nomination to that Board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body (excluding, in the case of both clause (ii) and clause (iii), any individual whose initial nomination for, or assumption of office as, a member of that Board occurs as a result of an actual or threatened

solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the Board); or

- any person or persons acting in concert acquire, by contract or otherwise, control over the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) representing 51% or more of the combined voting power of such securities; or
- the consummation of a merger, reorganization, consolidation, or similar transaction involving the Company; provided, however, a Change in Control shall not be deemed to have occurred (i) if such merger, reorganization, consolidation or similar transaction would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) either directly or indirectly more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, reorganization, consolidation, or similar transaction; or (ii) if following the merger, reorganization, consolidation, or similar transaction, the members of the Board prior to such merger, reorganization, consolidation, or similar transaction constitute at least a majority of the Board of the Company or the entity that directly or indirectly controls the Company after such merger, reorganization, consolidation, or similar transaction; or
- the Company sells or transfers (other than by mortgage or pledge) all or substantially all of its properties and assets to, another person or group (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act).

Transferability

Unless otherwise set forth by the Committee in an award agreement, Awards (except for vested shares) are generally nontransferable by a participant. Subject to the limitations in the 2024 Plan, the Committee may permit or provide for certain gratuitous transfers to or for the benefit of an immediate family member, family trust, or other entity established for the benefit of the participant and/or immediate family member. Upon a participant's death, benefits under the 2024 Plan are payable to the beneficiary designated in the participant's most recent written beneficiary designation filed with the Company or, if there is no designated beneficiary or no surviving designated beneficiary to the person or persons entitled to receive those benefits by will or the laws of descent and distribution.

Amendments

The Board may amend, alter, suspend, discontinue, or terminate the 2024 Plan, provided that any amendment, alteration, suspension, discontinuation, or termination of the 2024 Plan will not materially and adversely affect the rights of a participant without the consent of the affected participant. The Committee may (i) waive any conditions or rights under, (ii) amend, modify, or supplement the terms of, or (iii) amend, alter, suspend, discontinue, or terminate any Award, in each case prospectively or retrospectively; provided that no amendment, alteration, suspension, discontinuation, or termination of any Award may materially and adversely affect the rights of any participant under the Award without the consent of such participant. Any amendment to the 2024 Plan as it applies to incentive stock options is subject to shareholder approval to the extent required by Section 422 of the Code, and repricing of options or SARs remains subject to the shareholder approval requirements described above.

Federal Income Tax Consequences

The tax consequences of Awards under the 2024 Plan for participants and the Company will depend on the type of Award granted and the recipient's individual situation. The following description of U.S. federal income tax consequences is intended only for the general information of shareholders. This discussion is general in nature; we have not taken into account a number of considerations which may apply in light of the circumstances of a particular participant. A participant in the 2024 Plan should not rely on this description and instead should consult their own tax advisor.

Options. Under current law, the grant of an option generally will have no federal income tax consequences for the participant or the Company. Upon the exercise of an option (other than an incentive stock option), the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the stock on the exercise date over the exercise price. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Incentive Stock Options. Under current law, the grant of an incentive stock option will not be a taxable event for the participant or for the Company. In addition, a participant generally will not recognize taxable income upon exercise of an incentive stock option. A participant's alternative minimum taxable income, however, will be increased by the amount by which the aggregate fair market value of the shares of the stock underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Any gain realized upon a disposition of the shares of stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the participant holds the shares for at least two years after the date of grant and for at least one year after the date of exercise (the "holding period requirement"). The Company will not be entitled to any income tax deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of an incentive stock option to qualify for the foregoing tax treatment, the participant generally must be an employee of the Company or a subsidiary from the date the option is granted through a date within three months before the date of exercise of the option. If all of the foregoing requirements are met except the holding period requirement mentioned above, the participant will recognize ordinary income upon the disposition of the shares of stock in an amount generally equal to the excess of the fair market value of the shares of stock at the time the incentive stock option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain.

The Company will generally be allowed an income tax deduction to the extent the participant recognizes ordinary income, subject to the Company's compliance with certain reporting requirements.

Share Appreciation Rights ("SARs"). Under current law, the grant of a SAR generally will have no federal income tax consequences for the participant. Upon the exercise of a SAR, the participant will recognize ordinary income equal to the amount measured by the difference between (i) the fair market value of one share of stock on the date the SAR is exercised over (ii) the SAR exercise price as determined by the Committee as of the date of grant. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Restricted Shares. Under current law, the grant of restricted shares generally will have no federal income tax consequences to the participant or the Company. The participant will generally recognize ordinary income on the date the Award vests, in an amount equal to the value of the shares of stock on the vesting date. Under Section 83 of the Code, a participant may elect to recognize income on the date of grant rather than the date of vesting in an amount equal to the fair market value of the shares of stock on the date of grant (less the purchase price for such shares of stock, if any). Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes if the Company complies with applicable reporting requirements.

Restricted Share Units, Performance Shares, Performance Units, and Performance Cash Awards. Under current law, the grant of a restricted share unit Award, performance share, performance unit, or performance cash award generally will have no federal income tax consequences to the participant or the Company. The participant generally will recognize ordinary income when payment is actually or constructively received by the participant in satisfaction of the restricted share unit Award, performance share, performance unit, or performance cash award in an amount equal to the amount of cash paid, if any, and the fair market value of any shares of stock delivered to the participant. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Unrestricted Shares. Under current law, upon the grant of an Award of unrestricted shares, a participant will be required to recognize ordinary income in an amount equal to the fair market value of the shares of stock on the date of grant, reduced by the amount, if any, paid for such shares. Upon a participant's disposition of such shares of stock, any gain realized in excess of the amount reported as ordinary income will be reportable by the participant as a capital gain, and any loss will be reportable as a capital loss. Capital gain or loss will be long-term if the participant held the shares of stock for more than one year; otherwise, the capital gain or loss will be short-term. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Dividend Equivalents. Under current law, the grant of dividend equivalents generally will have no federal income tax consequences for the participant. Generally, the participant will recognize ordinary income on the amount distributed to the participant pursuant to the Award of dividend equivalent rights. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Parachute Payments. Certain payments made to employees and other service providers in connection with a change in control may constitute "parachute payments" subject to tax penalties imposed on both the Company and the recipient under Sections 280G and 4999 of the Code. In general, when the value of parachute payments equals or exceeds three times the recipient's "base amount," the recipient is subject to a 20% nondeductible excise tax on the excess over the base amount and the Company is denied a tax deduction for the excess payments. The base amount is generally based on the recipient's average annual taxable compensation from the Company for the five taxable years preceding the year of the change in control (or such shorter period of employment or engagement). The value of accelerated vesting of options, SARs, restricted shares, restricted share units, performance shares, performance units, performance cash awards, dividend equivalent rights, or other Awards in connection with a change in control can constitute a parachute payment. The 2024 Plan contains a "better of" provision, meaning if any of the payments or benefits provided to the participant under the 2024 Plan, other agreements, and all benefit arrangements would constitute parachute payments within the meaning of Section 280G of the Code and be subject to the excise tax imposed under Section 4999 of the Code, then the payments or benefits will be reduced or eliminated to the extent required to avoid the excise tax if such a reduction would give the participant a better after-tax result than receiving the full payments and benefits.

Deduction Limitations. Section 162(m) of the Code generally limits the Company's federal income tax deduction for compensation paid to certain "covered employees" to $1 million per covered employee per taxable year. Accordingly, a portion of the compensation attributable to Awards granted under the 2024 Plan may not be deductible by the Company.

New Plan Benefits

As of the date of this proxy statement, we have not approved any Awards that are conditioned on shareholder approval of the 2024 Plan Amendment. Because future benefits under the 2024 Plan Amendment are discretionary and will depend on the actions of the Committee, the performance of the Company, and the value of our common stock, it is not possible to determine the benefits that will be received if shareholders approve the 2024 Plan Amendment.

Registration of Additional Shares

If shareholders approve the 2024 Plan Amendment, we intend to file a registration statement on Form S-8 to register the additional 750,000 shares following the annual meeting.

FOR

The Board recommends that you vote **"FOR"** the approval of an Amendment to the Vail Resorts, Inc., 2024 Omnibus Incentive Plan.

THE ANNUAL MEETING AND VOTING – QUESTIONS AND ANSWERS

Why am I being provided with these materials?

The Board of Directors has delivered these **WHITE** proxy materials to you in connection with its solicitation of proxies to be voted at the Annual Meeting, and at any postponements or adjournments of the Annual Meeting. You are receiving these **WHITE** proxy materials, which include the Notice of the 2026 Annual Meeting of Stockholders, this proxy statement, the enclosed **WHITE** proxy card or **WHITE** voting instruction form and the Annual Report, because you owned shares of our common stock as of the close of business on the record date for the Annual Meeting. These **WHITE** proxy materials are first being mailed on or about October 29, 2026.

You are invited to attend the Annual Meeting and vote thereat on the proposals described in this proxy statement. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may submit your **WHITE** proxy via the Internet by following the instructions contained in the enclosed **WHITE** proxy card or **WHITE** voting instruction form or simply complete, sign and date the enclosed **WHITE** proxy card or **WHITE** voting instruction form and return it by mail in the postage-paid envelope provided.

What am I voting on?

There are four proposals scheduled to be voted on at the Annual Meeting:

- Proposal No. 1: Election of nine (9) director nominees to the Board, each for a one-year term expiring at the 2027 Annual Meeting.
- Proposal No. 2: Ratification of PricewaterhouseCoopers LLP as independent registered public accounting firm for fiscal 2027.
- Proposal No. 3: Advisory vote to approve executive compensation.
- Proposal No. 4: Approve an amendment to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan.

What is the agenda for the Annual Meeting?

The Annual Meeting will include a discussion of and voting on matters described in the Notice of 2026 Annual Meeting of Stockholders and this proxy statement and a brief question and answer session. The question and answer session will be limited only to questions relating to the proposals set forth in the notice and proxy statement. We will not be providing a business update or answering any questions regarding the business or company performance at the Annual Meeting as we expect to release our results for the first quarter of fiscal 2027 and hold an investor call to discuss the results prior to the Annual Meeting. If you wish to submit a question relating to the proposals set forth in the notice and proxy statement, immediately before or during the meeting log into the virtual meeting platform at *www.virtualshareholdermeeting.com/MTN2026* and type your question into the "Ask a Question" field, and click "Submit."

Questions pertinent to meeting matters will be answered during the question and answer portion of the Annual Meeting, subject to a time limit prescribed by the Rules of Conduct that will be posted to the virtual meeting platform on the day of the meeting. The Rules of Conduct will also provide additional information about the procedural and relevancy requirements of questions to meeting matters.

What is a proxy?

A proxy is your legal designation of another person to vote the shares you own. The person you designate is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or proxy card. By submitting your **WHITE** proxy card (in accordance with one of the methods outlined below), you authorize Robert A. Katz, our Chairperson and Chief Executive Officer, and Julie A. DeCecco, our Executive Vice President, General Counsel and Chief Public Affairs Officer, to

represent you and vote your shares at the Annual Meeting in accordance with your instructions. They also may vote your shares to adjourn the Annual Meeting and will be authorized to vote your shares at any postponements or adjournments of the Annual Meeting.

What is the difference between a shareholder of record and a “street name” holder?

If your shares of the Company’s common stock are registered directly in your name with the Company’s transfer agent, EQ Shareowner Services, then you are a shareholder of record.

If your shares are not held in your name, but rather are held through an intermediary, such as in an account at a brokerage firm or by a bank, trustee, or other nominee, then you are the beneficial owner of shares held in "street name." However, as a beneficial owner, you have the right to direct your broker or other nominee regarding how to vote the shares held in your account.

Who is entitled to vote at or attend the Annual Meeting?

Holders of record and street name holders (subject to the requirements below) of our common stock as of the close of business on October 19, 2026 which we refer to as the record date, are entitled to vote. Each share is entitled to one vote on each matter to be voted upon. On the record date, we had 35,717,551 shares of common stock outstanding. You are entitled to attend the Annual Meeting only if you were a shareholder as of the record date or you hold a valid proxy for the Annual Meeting.

If you are a shareholder of record:

If you are a shareholder of record, you may vote at the virtual meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy in advance of the Annual Meeting to ensure your vote is counted.

If you are a street name holder:

If you are a street name holder, you may not vote your shares at the virtual Annual Meeting unless you request and obtain a valid proxy from your broker or other nominee and follow the instructions on how to attend the virtual meeting. If you want to attend the virtual Annual Meeting, but not vote at the meeting, you must also follow the instructions of your broker or other nominee on how to attend the virtual meeting. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy or otherwise instruct your nominee how to vote on your behalf in advance of the Annual Meeting in accordance with the instructions provided by your bank, broker, trustee, or other nominee.

How can shareholders attend the Annual Meeting?

We look forward to continuing to provide expanded access, improved communication, and cost savings for the Company and our shareholders by holding our Annual Meeting entirely online. We believe a live virtual meeting increases accessibility and inclusion by enabling increased shareholder attendance and participation and is an efficient use of resources for our shareholders and the Company. Accordingly, this year's Annual Meeting will be held in live virtual format. Only such shareholders as of the close of business on October 19, 2026, their proxy holders, and our invited guests may attend the Annual Meeting. In order to attend the virtual Annual Meeting, you will need to pre-register in advance no later than 24 hours prior to the meeting start time by visiting www.proxyvote.com. You will need the 16-digit control number included on your **WHITE** proxy care or **WHITE** voting instruction form. You will receive a confirmation e-mail with information on how to attend the meeting. On the day of the meeting, you will be able to participate in the meeting by visiting *www.virtualshareholdermeeting.com/MTN2026* and entering the same 16-digit control number you used to pre-register and as shown in your confirmation e-mail. If you encounter any difficulties accessing the virtual meeting during the check-in or course of the Annual Meeting, please call 844-986-0822 (U.S.) or 303-562-9302 (international) for assistance.

How do I register for the Annual Meeting?

In order to attend the virtual Annual Meeting, you will need to pre-register in advance no later than 24 hours prior to the meeting start time by visiting www.proxyvote.com. You will need the 16-digit control number included on your **WHITE** proxy card or **WHITE** voting instruction form. You will receive a confirmation e-mail with information on how to attend the meeting. On the day of the meeting, you will be able to participate in the meeting by visiting www.virtualshareholdermeeting.com/MTN2026 and entering the same 16-digit control number you used to pre-register and as shown in your confirmation e-mail. **You will not be able to attend the Annual Meeting in person at a physical location.**

How do I vote my shares?

If you are a shareholder of record of our common shares:

You may vote your shares online at any time prior to the Annual Meeting. If you are voting by mail, then your marked, signed and dated **WHITE** proxy card must be received prior to the Annual Meeting. Please mail your proxy card early to ensure it is received in time to be exercised at the Annual Meeting.

By Internet

You may vote online at the website specified on the enclosed **WHITE** proxy card by following the instructions contained therein. You will need the control number included on your **WHITE** proxy card.

By Mail

You may vote by mail by completing, signing, dating, and returning each **WHITE** proxy card you receive in the postage-paid envelope provided. Sign your name exactly as it appears. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), then the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners.

By Participating in the Virtual Annual Meeting

We strongly encourage you to vote online or by mail prior to the Annual Meeting by following the instructions provided in the enclosed **WHITE** proxy card, even if you plan to attend the Annual Meeting. Stockholders of record may also opt to vote at the Annual Meeting by clicking on the "Shareholder Ballot" link that will be available at *www.virtualshareholdermeeting.com/MTN2026* during the Annual Meeting. Please note that in order to attend the virtual Annual Meeting, you will need to pre-register in advance no later than 24 hours prior to the meeting start time by visiting www.proxyvote.com. You will need the 16-digit control number included on your **WHITE** proxy card or **WHITE** voting instruction form. You will receive a confirmation e-mail with information on how to attend and vote at the meeting. On the day of the meeting, you will be able to participate in the meeting by visiting www.virtualshareholdermeeting.com/MTN2026 and entering the same 16-digit control number you used to pre-register and as shown in your confirmation e-mail. You will not be able to attend the Annual Meeting in person at a physical location.

Even if you plan to attend the Annual Meeting, we encourage you to vote in advance by Internet or mail so that your vote will be counted even if you later decide not to attend the Annual Meeting.

If you are a street name holder of our common shares:

If you hold your stock in a brokerage account (that is, in "street name"), your ability to vote over the Internet depends on your broker's voting process. Most brokers offer voting by mail and online. Because of the contested nature of the solicitation, without your voting instructions, to the extent your bank, brokerage firm, or other nominee provides you with Oasis' or Meyer's proxy materials, your bank, brokerage firm, or other nominee may not vote your shares with respect to the matters to be voted on at the Annual Meeting. If, however, Oasis does not provide a blue proxy card or blue voting instruction form and Meyer does not provide a proxy card or voting instruction form of any other color to shareholders who hold their shares in street name, then the ratification of the appointment of PricewaterhouseCoopers LLP (Proposal No. 2) would be considered a routine matter and your bank, brokerage firm, or other nominee would be able to vote upon the matter if you do not provide them with specific voting instructions, although it is possible that your bank, brokerage firm, or other nominee may choose not to exercise such discretionary authority. We strongly encourage all street name holders to instruct your bank, brokerage firm, or other nominee to vote your shares by following the instructions on the enclosed **WHITE** voting instruction form to vote online, or by signing, dating, and returning the enclosed **WHITE** voting instruction form in the postage-paid envelope provided. You may submit new voting instructions by contacting your bank, broker or other nominee or by voting at the Annual Meeting.

Questions:

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, by calling toll free at (855) 208-8903, or for bankers and brokers at (212) 297-0720.

Who are Oasis and Meyer, and how are they involved in the Annual Meeting?

Oasis is a shareholder that has provided notice of its intention to nominate a slate of four candidates (referred to in this proxy statement as the "Oasis Nominees") to stand for election as directors at the Annual Meeting in opposition to the Company Nominees recommended by the Board. Meyer is a separate shareholder that has provided notice of his intention to nominate himself (referred to in this proxy statement as the "Meyer Nominee") to stand for election as a director at the Annual Meeting in opposition to the Company Nominees recommended by the Board.

Your Board does **NOT** endorse the Oasis Nominees or the Meyer Nominee, and unanimously recommends that you use the **WHITE** proxy card to vote "FOR" ONLY the election of the nine (9) Company Nominees proposed by your Board of Directors.

The Board strongly urges you to discard and **NOT** to vote using any blue proxy card or blue voting instruction form that may be sent to you by Oasis or any proxy card or voting instruction form of any other color that may be sent to you by Meyer. The Company is not responsible for the accuracy or completeness of any information provided by or relating to (a) Oasis or the Oasis Nominees contained in any solicitation materials that have or may be filed or disseminated by or on behalf of Oasis or any other statements Oasis may make or (b) Meyer or the Meyer Nominee contained in any solicitation materials that have or may be filed or disseminated by or on behalf of Meyer or any other statements Meyer may make.

If you have already voted using a blue proxy card or blue voting instruction form sent to you by Oasis or a proxy card or voting instruction form of any other color sent to you by Meyer, you have every right to change your vote and we strongly urge you to revoke that proxy by using the **WHITE** proxy card to vote in favor of ONLY the nine (9) nominees recommended by your Board - by Internet or by signing, dating and returning the enclosed **WHITE** proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted - any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

Voting to "WITHHOLD" with respect to any of the Oasis Nominees on any blue proxy card or blue voting instruction form sent to you by Oasis, or with respect to the Meyer Nominee on any proxy card or voting instruction form of any other color sent to you by Meyer, is not the same as voting "FOR" the Company Nominees, because any vote on the blue proxy card or blue voting instruction form or proxy card or voting instruction form of any other color will revoke any **WHITE** proxy card or **WHITE** voting instruction form you may have previously submitted.

Even though you can vote for the Company Nominees on the blue proxy card or blue voting instruction form you may receive from Oasis, or the proxy card or voting instruction form of any other color that you may receive from Meyer, we strongly urge you to vote "FOR" ONLY each of the nine (9) highly qualified Company Nominees proposed by the Board and in accordance with the Board's recommendation on the other proposals included on the Company's WHITE proxy card or WHITE voting instruction form. The Company Nominees are as follows:

- Reginald A. Chambers
- William J. Hornbuckle
- Robert A. Katz
- Iris Knobloch
- Nadia N. Rawlinson
- Michele Romanow
- Hilary A. Schneider
- D. Bruce Sewell
- Peter A. Vaughn

Is the Company using a Universal Proxy Card in connection with voting at the Annual Meeting?

Yes. The SEC has adopted rules requiring the use of a universal proxy card in contested director elections that took effect on August 31, 2022. Although the Company is required to include all nominees for election on its universal proxy card, we do not

endorse any of the Oasis Nominees or the Meyer Nominee and unanimously recommend shareholders vote "FOR" ONLY each of the nine (9) nominees recommended by the Board and as the Board recommends on all other proposals using the enclosed **WHITE** proxy card or **WHITE** voting instruction form.

What if I return my WHITE proxy but don't vote for some of the matters listed on my proxy card? What if I give voting instructions for fewer than nine (9) candidates or more than nine (9) candidates?

If you return a signed **WHITE** proxy card or **WHITE** voting instruction form without indicating your vote on any particular proposal(s) (and the proxy is not revoked prior to its exercise at the Annual Meeting), your shares will be voted **"FOR"** the election of all nine (9) of the Company Nominees recommended by the Board (Proposal No. 1), **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP (Proposal No. 2), **"FOR"** the advisory vote to approve the compensation paid to our named executive officers (Proposal No. 3), and **"FOR"** the approval of an amendment to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan (Proposal No. 4).

You are permitted to vote for fewer than nine (9) nominees for director. If you vote for fewer than nine (9) nominees for director, your shares will only be voted **"FOR"** those nominees you have so marked. No discretionary authority is available to vote shares represented by an undervoted proxy card for the remaining director seats up for election. If you are a registered holder and submit a validly executed proxy card but vote **"FOR"** more than nine (9) nominees, all of your votes with respect to the election of directors will be invalid and will not be counted. Votes on other matters included on the proxy card for which there is no overvote can be counted, and can be counted for purposes of determining a quorum.

What does it mean if I receive more than one proxy card on or about the same time?

Many of our shareholders hold their shares in more than one account and may receive separate proxy cards or voting instruction forms for each of those accounts. If you receive more than one **WHITE** proxy card or **WHITE** voting instruction form, your shares are registered in different accounts. Please vote via the Internet or complete, sign, date and return by mail, using each **WHITE** proxy card and **WHITE** voting instruction form you receive to ensure that all of your shares are voted.

Oasis provided notice of its intention to nominate the Oasis Nominees for election as directors at the Annual Meeting in opposition to the Company Nominees being recommended by your Board. In addition, Meyer has provided notice of his intention to nominate himself as the Meyer Nominee for election as a director at the Annual Meeting in opposition to the Company Nominees being recommended by your Board. You may receive solicitation materials from Oasis, including a proxy statement and a blue proxy card or a blue voting instruction form, asking you to vote for the Oasis Nominees. Assuming Meyer commences a solicitation of proxies seeking to elect the Meyer Nominee, and the nomination of such nominee has not been withdrawn, you may separately receive solicitation materials from Meyer, including a proxy statement and a proxy card or a voting instruction form of any other color, asking you to vote for the Meyer Nominee. The Board strongly urges you to discard and **NOT** to vote using any blue proxy card or blue voting instruction form that may be sent to you by Oasis or any proxy card or voting instruction form of any other color that may be sent to you by Meyer.

Your Board does **NOT** endorse the Oasis Nominees or the Meyer Nominee, and unanimously recommends that you use the **WHITE** proxy card to vote “FOR” ONLY the election of the nine (9) Company Nominees proposed by your Board of Directors. If you have already voted using a blue proxy card or blue voting instruction form sent to you by Oasis or a proxy card or voting instruction form of any other color sent to you by Meyer, you have every right to change your vote and we strongly urge you to revoke that proxy by using the **WHITE** proxy card to vote in favor of ONLY the nine (9) Company Nominees recommended by your Board — by Internet or by signing, dating and returning the enclosed **WHITE** proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted — any proxy may be revoked at any time prior to its exercise at the Annual Meeting. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, by calling toll free at (855) 208-8903, or for bankers and brokers at (212) 297-0720, or by emailing VAIL@okapipartners.com.

What happens if Oasis and/or Gregory Meyer withdraw or abandon their respective solicitations or fail to comply with the Company's advance notice bylaw or the universal proxy rules?

In the event that Oasis and/or Meyer withdraw their respective director nominees, abandon their respective solicitations or fail to comply with the Company's advance notice bylaw or the universal proxy rules after a shareholder has already granted proxy authority to Oasis and/or Meyer (as applicable), shareholders can still use a **WHITE** proxy card or **WHITE** voting instruction form to submit a later-dated vote by the Internet or mail. In the event Oasis and/or Meyer withdraw their respective director nominees, abandon their respective solicitations or fail to comply with the Company's advance notice bylaw or the universal proxy rules, any votes cast in favor of the Oasis Nominees or Meyer Nominee (as applicable) will be disregarded and not counted, whether such vote is provided on the **WHITE** proxy card or the **WHITE** voting instruction form, Oasis' blue proxy card or blue voting instruction form or Meyer's proxy card or voting instruction form of any other color.

Can I change my vote or revoke my proxy?

If you are a shareholder of record of common stock, you may change or revoke your vote before the polls close at the Annual Meeting, which will void any earlier vote. You can change or revoke your vote (as applicable) by:

- providing timely delivery of a later-dated, validly executed proxy (including by Internet vote);
- providing timely written notice of revocation to our Corporate Secretary at 390 Interlocken Crescent, Broomfield, Colorado 80021 so that it is received prior to 11:59 p.m., Mountain Time, on Sunday, December 13, 2026; or
- attending the virtual Annual Meeting and voting electronically.

If you are a street name holder of common stock, you may change or revoke your vote by timely submitting new voting instructions to your broker, bank, or other nominee following the instructions they provided, or, if you have obtained a valid proxy from your broker, bank, or other nominee giving you the right to vote your shares, by attending the virtual Annual Meeting and voting electronically during the meeting, which will replace any previous votes. However, attending the meeting virtually, without voting, will not revoke a proxy.

If you have already voted using a blue proxy card or blue voting instruction form sent to you by Oasis or a proxy card or voting instruction form of any other color sent to you by Meyer, you have every right to change your vote and we strongly urge you to revoke that proxy by voting "FOR" the election of ONLY the nine (9) Company Nominees recommended by the Board, by following the instructions on your **WHITE** proxy card or **WHITE** voting instruction form to vote online or by marking, signing, dating, and returning the enclosed **WHITE** proxy card or **WHITE** voting instruction form by mail in the postage-paid envelope provided. Even if you would like to elect some or all of the Oasis Nominees and/or the Meyer Nominee, we strongly recommend you use the Company's **WHITE** proxy card or **WHITE** voting instruction form to do so. Only the latest dated, validly executed proxy that you submit will be counted. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

How many shares must be present or represented to conduct business at the Annual Meeting?

The quorum requirement for holding the Annual Meeting and transacting business is that holders of a majority of the issued and outstanding common stock that is entitled to vote must be present virtually or represented by proxy. Abstentions, withheld votes, and broker non-votes, to the extent such broker non-votes arise in the limited circumstances described below, are counted for the purpose of determining the presence of a quorum. Unvoted shares (including unvoted shares held in street name over which brokers are not permitted to vote on that matter without instructions from the beneficial owner) will not be counted for purposes of establishing a quorum. If there is no quorum, the holders of a majority of shares present at the virtual meeting or represented by proxy may adjourn the Annual Meeting to another date.

How are abstentions and withheld votes treated?

Abstentions and withheld votes are counted for purposes of determining whether a quorum is present. For purposes of determining whether the shareholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the outcome of a matter to be voted on at the Annual Meeting that requires an affirmative vote of a majority of the votes cast by holders of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote. A "majority of the votes cast" means the number of "FOR" votes exceeds the number of "AGAINST"

votes. For purposes of determining whether the shareholders have approved the election of a director, withheld votes are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the election of directors, which requires a plurality of the voting power of the Company's shares represented in person or by proxy at the Annual Meeting and entitled to vote. A plurality vote on the election of directors means that the nine (9) director nominees receiving the greatest number of votes cast "FOR" their election will be elected.

What are “broker non-votes”?

If you hold shares in street name through a broker, you may instruct your broker how to vote your shares. A "broker non-vote" occurs when you do not provide your broker with voting instructions and the broker does not have discretionary authority to vote your shares on a particular proposal because the proposal is not a "routine" matter under applicable rules. To the extent that Oasis provides a blue proxy card or blue voting instruction form or Meyer provides a proxy card or voting instruction form of any other color to shareholders who hold their shares in street name, all of the proposals presented at the Annual Meeting will be considered "non-routine" matters, and brokers will not have discretionary voting authority to vote on any of the proposals presented at the Annual Meeting. If, however, Oasis does not provide a blue proxy card or blue voting instruction form and Meyer does not provide a proxy card or voting instruction form of any other color to shareholders who hold their shares in street name, then the ratification of the appointment of PricewaterhouseCoopers LLP (Proposal No. 2) would be considered to be a routine matter, and your broker, bank, or other nominee would be able to vote upon the matter if you do not provide them with specific voting instructions. However, in that event, it is possible that a broker may choose not to exercise discretionary authority with respect to Proposal No. 2. In that case, if you do not instruct your broker how to vote with respect to Proposal No. 2, your broker may not vote with respect to such proposal. Therefore, we encourage you to instruct your broker, bank, or other nominee to vote your shares by following the instructions on the enclosed WHITE voting instruction form to vote online, or by signing, dating, and returning the enclosed WHITE voting instruction form in the postage-paid envelope provided. To the extent broker non-votes arise in the limited circumstances noted above where a broker exercises discretionary authority with respect to Proposal No. 2, shares that constitute such broker non-votes are considered present for the purpose of determining a quorum but are not considered entitled to vote or votes cast on that proposal. Thus, a broker non-vote will make a quorum more readily attainable, but broker non-votes will not affect the outcome of any matter being voted on at the Annual Meeting, assuming that a quorum is obtained.

What are the voting requirements?

Proposal No. 1—Election of Directors

In the election of directors, you may vote "FOR" or "WITHHOLD" for one or more of the nominees. Our Bylaws provide that directors shall be elected by a plurality of the voting power of the Company's shares represented in person or by proxy at any meeting of shareholders and entitled to vote on the election of directors for which the Company determines that the number of nominees exceeds the number of directors to be elected as of the date five (5) business days in advance of the date the Company files its definitive proxy statement (regardless of whether thereafter revised or supplemented) with the SEC. Oasis has notified Vail Resorts of its intention to nominate a slate of four candidates to stand for election as directors at the Annual Meeting and Meyer has separately notified Vail Resorts of his intent to nominate himself to stand for election at the Annual Meeting, each in opposition to the Company Nominees recommended by the Board. Unless both nomination notices are withdrawn prior to the Annual Meeting, the number of nominees will exceed the number of directors to be elected, and, therefore, the election of directors at the Annual Meeting will be conducted under a plurality vote standard. This means that the nine (9) director nominees receiving the greatest number of votes cast "FOR" their election will be elected. Shares that are not voted in the election of directors, including withheld votes, have no effect on the election of directors. Those shares, however, are taken into account in determining whether a sufficient number of shares are present to establish a quorum. Broker discretionary voting is not permitted, and broker non-votes will have no effect on the outcome of this proposal.

Proposal No. 2—Ratification of PricewaterhouseCoopers LLP as Independent Auditor

In the ratification of the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending July 31, 2027, you may vote "FOR," "AGAINST" or "ABSTAIN." This proposal requires the affirmative vote of a majority of those shares present virtually or represented by proxy, entitled to vote, and actually voting affirmatively or negatively on the proposal at the Annual Meeting. Abstentions are not treated as voting on this proposal. Unless your broker, bank, or other nominee receives proxy materials only from the Company, broker discretionary voting is not permitted, and broker non-votes will have no effect on the outcome of this proposal.

Proposal No. 3—Advisory Vote to Approve Executive Compensation

In the advisory vote to approve executive compensation, you may vote "FOR," "AGAINST" or "ABSTAIN." This proposal requires the affirmative vote of a majority of those shares present virtually or represented by proxy, entitled to vote, and actually voting affirmatively or negatively on the proposal at the Annual Meeting. Abstentions, if any, are not treated as voting on this proposal. Broker discretionary voting is not permitted, and broker non-votes will have no effect on the outcome of this proposal. The vote is advisory, and therefore not binding on the Company, the Compensation Committee, or the Board. However, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

Proposal No. 4—Vote to Approve an Amendment to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan

In the proposal to approve an amendment to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan, you may vote "FOR," "AGAINST" or "ABSTAIN." This proposal requires the affirmative vote of a majority of those shares present virtually or represented by proxy, entitled to vote, and actually voting affirmatively or negatively on the proposal at the Annual Meeting. Abstentions, if any, are not treated as voting on this proposal. Broker discretionary voting is not permitted, and broker non-votes will have no effect on the outcome of this proposal.

Who will serve as independent inspector of elections?

The independent inspector of elections will be a representative from First Coast Results, Inc.

Who will bear the cost of soliciting votes for the Annual Meeting?

The proxies being solicited hereby are being solicited by and on behalf of our Board. We will bear all costs of this proxy solicitation. In addition to soliciting proxies by this distribution, our directors, officers, and regular employees may solicit proxies personally or by mail, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. Appendix C sets forth information relating to certain of our directors, director nominees, executive officers, and employees who are considered "participants" in this proxy solicitation under the rules of the SEC by reason of their position or because they may be soliciting proxies on our behalf.

As a result of the proxy solicitation of Oasis and Meyer, we will incur additional costs in connection with the solicitation of proxies for the Annual Meeting. We have retained Okapi Partners LLC for certain advisory and proxy solicitation services for an aggregate fee of approximately $750,000, together with reimbursement of reasonable out-of-pocket expenses for these services, and Okapi Partners LLC expects approximately 50 of their employees will assist in the solicitation. Excluding amounts that we would have expended for a solicitation in an election of directors in the absence of a contested election, and excluding the compensation of our directors, certain executive officers and other employees involved in the solicitation, the aggregate expenses are estimated to be approximately $7.8 million, approximately $3.5 million of which has been incurred (or accrued) to date. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with this solicitation. These expenses, which are estimates that may change, include the fees of Okapi Partners LLC, outside counsel and other advisors, as well as retaining an Independent Inspector of Elections.

We will also request persons, firms and corporations holding shares in their names, or in the name of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners and will reimburse such holders for their reasonable expenses in so doing.

Could other matters be decided at the Annual Meeting?

We are not aware of any other matters to be presented at the Annual Meeting other than the proposals referred to in this proxy statement. If any other matters are properly brought before the Annual Meeting, the persons named in your **WHITE** proxy will vote in accordance with their best judgment. Discretionary authority to vote on other matters is included in the **WHITE** proxy.

How can I find out the results of the voting at the Annual Meeting?

Given that we expect the Annual Meeting to be a "contested" meeting, we may not announce preliminary results of the voting at the Annual Meeting. We will publicly disclose preliminary results of voting at the Annual Meeting based on the preliminary report of the Independent Inspector of Elections on a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting, and final results as certified by the Independent Inspector of Elections as soon as practicable thereafter.

SHAREHOLDER PROPOSALS FOR 2027 ANNUAL MEETING

The deadline for shareholders to submit proposals pursuant to Rule 14a-8 of the Exchange Act for inclusion in the Company's proxy statement and proxy for the 2027 Annual Meeting is July 2, 2027. Such proposals must be received at the Company's principal executive offices no later than such date.

If you wish to nominate a director or submit a proposal for consideration at the Company's 2027 Annual Meeting that is not to be included in next year's proxy materials, your proposal or nomination must be submitted in writing to the Secretary of the Company not later than September 15, 2027, nor earlier than August 16, 2027, to be considered timely. You are also advised to review our Bylaws, which contain additional requirements about advance notice of shareholder proposals and director nominations. Such notices must be in accordance with the procedures described in our Bylaws. You can obtain a copy of our Bylaws by writing the Secretary at the address shown on the cover of this proxy statement.

To comply with universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 15, 2027.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of brokers with account holders who are Company shareholders may be householding our proxy materials to the extent such shareholders have given their prior express or implied consent in accordance with SEC rules. A single proxy statement and Annual Report (if you requested one) will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and Annual Report, please notify your broker to discontinue householding and direct your written request to receive a separate proxy statement and Annual Report to the Company at: Vail Resorts, Inc., Attention: Investor Relations, 390 Interlocken Crescent, Broomfield, Colorado, 80021, or by calling (303) 404-1800. Shareholders who currently receive multiple copies of the proxy statement and Annual Report at their address and would like to request householding of their communications should contact their broker.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements discussed in this proxy statement and accompanying Chairperson & CEO letter, other than statements of historical information, are forward-looking statements within the meaning of the federal securities laws. Readers are cautioned

not to place undue reliance on these forward-looking statements. These forward-looking statements include, but are not limited to, information related to our business plans and strategies; the expected continued growth of our business; expectations regarding new product launches, the Company's ability to compete, and the Company's use of technology and assumptions related thereto; or other statements regarding anticipated future events and expectations that are not historical facts. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expected. Such risks and uncertainties include, but are not limited to, the risks detailed in the "Risk Factors" and other sections of the Company's filings with the Securities and Exchange Commission from time to time, including our Annual Report on Form 10-K for the fiscal year ended July 31, 2026, filed on September 28, 2026, and applicable Quarterly Reports on Form 10-Q filed subsequently. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. All forward-looking statements in this proxy statement are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements whether as a result of new information, future events, or otherwise, except as may be required by law.

OTHER MATTERS

At the date of this proxy statement, the Board has no knowledge of any business other than that described herein which will be presented for consideration at the Annual Meeting. In the event any other business is presented at the Annual Meeting, the persons named in the enclosed proxy will vote such proxy thereon in accordance with their judgment in the best interests of the Company.

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2026, is available without charge upon written request to: Corporate Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, Colorado 80021.

APPENDIX A

Reconciliation of Measures of Segment Profitability and Non-GAAP Financial Measures

Presented below is a reconciliation of net income attributable to Vail Resorts, Inc. to Total Reported EBITDA for the years ended July 31, 2026, 2025 and 2024.

	($ In thousands) (Unaudited) Year Ended July 31,		
	2026	2025	2024
Net income attributable to Vail Resorts, Inc.	$ 147,535	$ 280,004	$ 231,105
Net income attributable to noncontrolling interests	23,209	17,972	15,874
Net income	170,744	297,976	246,979
Provision for income taxes	56,212	104,421	92,776
Income before provision for income taxes	226,956	402,397	339,755
Depreciation and amortization	305,610	296,437	279,073
Loss (gain) on disposal of fixed assets and other, net	6,823	(6,933)	9,633
Change in fair value of contingent consideration	19,239	9,379	47,957
Investment income and other, net	(11,129)	(10,126)	(18,592)
Foreign currency loss on intercompany loans	(80)	(20)	4,140
Interest expense, net	205,623	171,628	164,599
Total Reported EBITDA	**$ 753,042**	**$ 862,762**	**$ 826,565**
Mountain Reported EBITDA	$ 729,352	$ 821,341	$ 802,072
Lodging Reported EBITDA	16,319	22,795	23,018
Resort Reported EBITDA[1]	745,671	844,136	825,090
Real Estate Reported EBITDA	7,371	18,626	1,475
Total Reported EBITDA	**$ 753,042**	**$ 862,762**	**$ 826,565**

(1) Resort represents the sum of Mountain and Lodging.

APPENDIX B

First Amendment to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan

This First Amendment (this "Amendment") to the Vail Resorts, Inc. 2024 Omnibus Incentive Plan (the "Plan") is dated September 24, 2026. Capitalized terms used but not defined herein have the meanings given in the Plan.

RECITALS

WHEREAS, Section 9(d) of the Plan authorizes the Board to amend the Plan; and

WHEREAS, the Board has determined that it is in the best interests of the Company and its stockholders to increase the number of shares reserved for issuance under the Plan by 750,000 shares, from 1,500,000 shares to 2,250,000 shares, subject to approval by the Company's stockholders.

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Effective Date.

This Amendment shall become effective upon its approval by the Company's stockholders at the 2026 Annual Meeting of Stockholders. If stockholder approval is not obtained, this Amendment shall be void ab initio and of no further force or effect.

2. Amendment to Share Reserve.

Section 4(a) of the Plan is hereby deleted in its entirety and replaced with the following:

Subject to adjustment as provided in Section 4(d) hereof, the total number of Shares reserved for issuance in connection with Awards under the Plan shall be 2,250,000. From and after the Effective Date, no awards shall be granted under the Company's 2015 Omnibus Incentive Plan ("2015 Plan") or Amended and Restated 2002 Long-Term Incentive and Share Award Plan ("2002 Plan"); however, any 2015 Plan or 2002 Plan Awards shall continue to be subject to the terms and conditions of their applicable plan. The number of shares, if any, that are subject to awards issued under the 2015 Plan or 2002 Plan that are forfeited, canceled, terminated or surrendered on or after the Effective Date shall be extinguished and unavailable for Awards under the Plan, or awards under the 2015 Plan or 2002 Plan. Therefore, only 2,250,000 Shares will be issuable under the Plan after the Effective Date. All Shares issuable under the Plan may be issued as ISOs, provided that the number of ISOs that may be issued under the Plan may not exceed 2,250,000 Shares. Shares issued or to be issued under the Plan shall be authorized but unissued shares or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company. No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under the Plan, exceeds the number of Shares reserved under the preceding sentence. Awards under the Plan that are forfeited, canceled, terminated, exchanged, or surrendered or such Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award will, to the extent of any such forfeiture, settlement, termination, cancellation, exchange or surrender, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised. The number of Shares reserved and available under the Plan will not be increased by the number of Shares (A) tendered, withheld, or subject to an Award granted under the Plan surrendered in connection with the purchase of Shares upon exercise of an Option, (B) that were not issued upon the net settlement or net exercise of a Share-settled SAR granted under the Plan, (C) deducted or delivered from payment of an Award granted under the Plan in connection with the Company's tax withholding obligations as provided in Section 9(c), or (D) purchased by the Company with proceeds from Option exercises.

3. No Other Changes.

Except as expressly amended by this Amendment, the Plan shall remain in full force and effect in accordance with its terms.

Vail Resorts, Inc. 2024 Omnibus Incentive Plan

1. Purpose.

The purposes of the 2024 Omnibus Incentive Plan are to increase shareholder value and to advance the interests of Vail Resorts, Inc. and its shareholders by providing a means to attract, retain, and motivate employees, consultants, and directors of the Company upon whose judgment, initiative, and efforts the continued success, growth, and development of the Company is dependent.

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Affiliate" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan; provided, however, that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

(b) "Award" means, individually or collectively, any Option, SAR, Restricted Share, Restricted Share Unit, Performance Share, Performance Unit, Performance Cash Award, Dividend Equivalent, Other Share-Based Award, other cash Award, or any other award granted to an Eligible Person under the Plan.

(c) "Award Agreement" means any agreement, contract, or other instrument or document in a form specified by the Committee evidencing an Award, which may be written or electronic form as determined by the Committee.

(d) "Beneficiary" means the Person, Persons, trust, or trusts which have been designated by an Eligible Person in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Person or, if there is no designated Beneficiary or surviving designated Beneficiary, then the Person, Persons, trust, or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(e) "Benefit Arrangement" means any formal or informal plan or other arrangement for the direct or indirect provision of compensation to a Participant (including groups or classes of Participants or beneficiaries of which the Participant is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Participant.

(f) "Board" means the Board of Directors of the Company.

(g) "Cause" shall have the equivalent meaning or the same meaning as "cause" or "for cause" set forth in any employment, consulting, or other agreement for the performance of services between a Participant and the Company or an Affiliate or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) a Participant's conviction of or indictment for any crime (whether or not involving the Company or any Affiliate) (A) constituting a felony or (B) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant's duties to the Company or any Affiliate, or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of the Company or any Affiliate; (ii) conduct of a Participant, in connection with Participant's employment or service, that has, or could reasonably be expected to result in, material injury to the business or reputation of the Company or any Affiliate; (iii) willful neglect in the performance of a Participant's duties for the Company or any Affiliate or willful or repeated failure or refusal to perform such duties; (iv) acts of willful misconduct on the part of a Participant in the course Participant's employment or service that has, or could be reasonably expected to result in, material injury to the reputation or business of the Company or any Affiliate; (v) a Participant's violation of any of the Company's policies, including, but not limited to, policies regarding sexual harassment, insider trading, confidentiality, non-disclosure, non-competition, non-disparagement, substance abuse, and conflicts of interest and any other written policy of the Company, which breach is not susceptible to cure or that is not cured within 30 days after the Participant is given written notice of such breach by the Company; or (vi) a Participant's breach of any material provision of any employment or service agreement that has, or could be reasonably expected to result in, material injury to the reputation or business of the Company or any Affiliate, which breach is not susceptible to cure or that is not cured within 30 days after the Participant is given written notice of such breach by the Company; provided, however, that if, subsequent to a Participant's Date of Termination, it is discovered that the Participant's employment or service could have been terminated for Cause, upon determination by the Committee, such Participant's employment or service shall be deemed to have been terminated for Cause for all purposes under the Plan. In the event there is an effective Award Agreement or an employment or service agreement with the Participant defining Cause, "Cause" shall have the meaning provided in such agreement and a termination of employment or service by the Company or any Affiliate for Cause hereunder shall not be

deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or employment or service agreement are complied with.

(h) "Change in Control" means an event or series of events by which:

(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any Person acting in its capacity as trustee, agent, or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 35% or more of the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis, except for any Person who becomes the beneficial owner in connection with a merger or consolidation of the Company, with any other corporation immediately following which the individuals who comprise the Board immediately prior thereto, constitute at least a majority of the Board or the surviving entity; or

(ii) during any period of 12 consecutive months, a majority of the members of the Board or other equivalent governing body of the Company cease to be composed of individuals (A) who were members of that Board or equivalent governing body on the first day of such period, (B) whose election or nomination to that Board or equivalent governing body was approved by individuals referred to in clause (A) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body, or (C) whose election or nomination to that Board or other equivalent governing body was approved by individuals referred to in clauses (A) and (B) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body (excluding, in the case of both clause (B) and clause (C), any individual whose initial nomination for, or assumption of office as, a member of that Board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the Board); or

(iii) any person or two or more persons acting in concert shall have acquired, by contract or otherwise, control over the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) representing 51% or more of the combined voting power of such securities; or

(iv) the consummation of a merger, reorganization, consolidation, or similar transaction involving the Company; provided, however, a Change in Control shall not be deemed to have occurred (A) if such merger, reorganization, consolidation, or similar transaction would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) either directly or indirectly more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, reorganization, consolidation, or similar transaction, or (B) if following the merger, reorganization, consolidation, or similar transaction, the members of the Board prior to such merger, reorganization, consolidation, or similar transaction constitute at least a majority of the Board of the Company or the entity that directly or indirectly controls the Company after such merger, reorganization, consolidation, or similar transaction; or

(v) the Company sells or transfers (other than by mortgage or pledge) all or substantially all of its properties and assets to another "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act).

The Board shall have full and final authority, in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control, and any incidental matters relating thereto.

(i) "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations or other interpretative guidance thereunder.

(j) "Committee" means the Compensation Committee of the Board or a subcommittee thereof, or such other Board committee (or if the Board so designates, the entire Board) as may be designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist of two or more directors of the Company, each of whom is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, to the extent applicable, and each of whom is an independent director in accordance with the rules of any stock exchange on which the Shares are listed; provided, further, that the mere fact that the Committee shall fail to qualify under each of the

foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan.

(k) “Company” means Vail Resorts, Inc., a corporation organized under the laws of Delaware, or any successor corporation.

(l) “Director” means a member of the Board who is not an employee of the Company, a Subsidiary, or an Affiliate.

(m) “Disability” shall mean (i) for Awards that are not subject to Section 409A, “disability” as such term is defined in the long-term disability insurance plan or program of the Company or any Subsidiary then covering the Participant or, in the absence of such a plan or program, as determined by the Committee; provided that, with respect to Awards that are not subject to Section 409A, in the case of any Participant who, as of the date of determination, is a party to an effective employment, severance, consulting, or other services agreement with the Company or any Subsidiary that employs such Participant, “disability” shall have the meaning, if any, specified in such agreement, and (ii) for Awards that are subject to Section 409A, “disability” shall have the meaning set forth in Section 409A(a)(2)(c) of the Code.

(n) “Disqualified Individual” shall have the meaning set forth in Section 280G(c) of the Code.

(o) “Dividend Equivalent” means a right, granted under Section 5(g), to receive cash, Shares, or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis; provided, however, that no Dividend Equivalents may be awarded in connection with, or related to, any unvested Awards or Awards of Options or SARs.

(p) "EBITDA" means earnings before interest, taxes, depreciation, and amortization, determined before (i) the payment of awards pursuant to the Company’s 2015 Omnibus Incentive Plan, Amended and Restated 2002 Long-Term Incentive and Share Award Plan, or the Plan (but after the payment of other management compensation), (ii) the impact of the lower of cost or market adjustments, and (iii) any gains (losses) on the sale of property, plant, and equipment, in each case, as determined by the Board or the Committee in good faith.

(q) “Effective Date” means December 5, 2024, the date the Plan was approved by stockholders of the Company.

(r) “Eligible Person” means (i) an employee or consultant, including any former employee serving as a consultant, of the Company, a Subsidiary, or an Affiliate, including any director who is an employee, or (ii) a Director. Notwithstanding any provisions of this Plan to the contrary, an Award may be granted to an employee or consultant, in connection with his or her hiring or retention prior to the date the employee or consultant first performs services for the Company, a Subsidiary, or an Affiliate; provided, however, that any such Award shall not become vested prior to the date the employee or consultant first performs such services.

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and rules and regulations thereunder.

(t) “Fair Market Value” means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time by the Committee. If the Shares are listed on any established stock exchange or a national market system, unless otherwise determined by the Committee in good faith, the "Fair Market Value of Shares" shall mean the closing price per Share on the date of grant or such other determination date (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded) on the principal exchange or market system on which the Shares are traded (if there is more than one such exchange or market the Committee shall determine the appropriate exchange or market), as such prices are officially quoted on such exchange or market.

(u) “GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

(v) “ISO” means any option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(w) “Net Debt” means an amount equal to the sum of (i) all indebtedness of the Company for borrowed money then outstanding, including (A) the face value of any bonds, notes, debentures, or similar instruments, and (B) any amounts outstanding under or drawn on credit facilities or other borrowing-based facilities, plus (ii) any capital lease obligations of the Company, minus (iii) cash and cash equivalents, in all cases determined by the Board or the Committee in good faith.

(x) “NQSO” means any Option that is not an ISO.

(y) “Option” means a right granted under Section 5(b), to purchase Shares.

(z) “Other Agreement” means any agreement, contract, or understanding heretofore or hereafter entered into by a Participant with the Company or an Affiliate, except an agreement, contract, or understanding that expressly addresses Sections 280G and/or 4999 of the Code.

(aa) “Other Share-Based Award” means a right, granted under Section 5(h), that relates to or is valued by reference to Shares.

(bb) “Parachute Payment” means a “parachute payment” within the meaning of Section 280G(b)(2) of the Code.

(cc) “Participant” means an Eligible Person who has been granted an Award under the Plan.

(dd) “Performance Cash Award” means a performance cash award granted under Section 5(f).

(ee) “Performance Share” means a performance share granted under Section 5(f).

(ff) “Performance Unit” means a performance unit granted under Section 5(f).

(gg) “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(hh) “Plan” means this 2024 Omnibus Incentive Plan, as it may be amended from time to time.

(ii) “Restricted Shares” means an Award of Shares under Section 5(d) that may be subject to certain restrictions and to a risk of forfeiture.

(jj) “Restricted Share Unit” means a right, granted under Section 5(e), to receive Shares or cash at the end of a specified deferral period.

(kk) “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(ll) “SAR” means the right, granted under Section 5(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash, Shares, or property as specified in the Award or determined by the Committee.

(mm) “Section 409A” means Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

(nn) “Separation from Service” shall have the meaning set forth in Section 409A.

(oo) “Shares” means common stock, $.01 par value per share, of the Company.

(pp) “Short-Term Deferral Period” shall have the meaning set forth in Section 409A.

(qq) "Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

(rr) “Ten Percent Shareholder” means a natural Person who owns more than ten percent of the total combined voting power of all classes of stock of the Company, the Company’s parent (if any), or any of the Company’s Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

3. Administration.

(a) *Authority of the Committee.* The Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i) to select Eligible Persons to whom Awards may be granted;

(ii) to designate Affiliates;

(iii) to determine the type or types of Awards to be granted to each Eligible Person;

(iv) to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price and any bases for adjusting such exercise, grant, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(v) to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

(vi) to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Person;

(vii) to prescribe the form of each Award Agreement, which need not be identical for each Eligible Person;

(viii) to adopt, amend, suspend, waive, and rescind such rules and regulations, and appoint such agents as the Committee may deem necessary or advisable to administer the Plan, consistent with applicable law;

(ix) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

(x) to accelerate the exercisability or vesting of all or any portion of any Award or to extend the period during which an Award is exercisable, but not beyond the expiration of the term of the Award, including, but not limited to, when a Participant is subject to a Separation of Service as a result of Disability or death; and

(xi) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

(b) *Manner of Exercise of Committee Authority.* The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all Persons, including the Company, Subsidiaries, Affiliates, Eligible Persons, any Person claiming any rights under the Plan from or through any Eligible Person, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to other members of the Board or officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to Eligible Persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

(c) *Limitation of Liability.* Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, and no officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

(d) *No Option or SAR Repricing Without Shareholder Approval.* Except as provided in the first sentence of Section 4(d) hereof relating to certain anti-dilution adjustments, unless the approval of shareholders of the Company is obtained, Options and SARs issued under the Plan shall not be (i) amended to lower their exercise price, (ii) exchanged for other Options or SARs with lower exercise prices, (iii) with respect to Options and SARs with an exercise price above the current Fair Market Value of a Share, canceled in exchange for cash or other securities, or (iv) any other action which is considered a "repricing" for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

4. Shares Subject to the Plan.

(a) Subject to adjustment as provided in Section 4(d) hereof, the total number of Shares reserved for issuance in connection with Awards under the Plan shall be 1,500,000. From and after the Effective Date, no awards shall be granted under the Company's 2015 Omnibus Incentive Plan ("2015 Plan") or Amended and Restated 2002 Long-Term Incentive and Share Award Plan ("2002 Plan"); however, any 2015 Plan or 2002 Plan Awards shall continue to be subject to the terms and conditions of their applicable plan. The number of shares, if any, that are subject to Awards issued under the 2015 Plan or 2002 Plan that are forfeited, canceled, terminated, or surrendered on or after the Effective Date shall be extinguished and unavailable for Awards under the Plan, the 2015 Plan, or 2002 Plan. Therefore, only 1,500,000 Shares will be issuable under the Plan as of the Effective Date. All Shares issuable under the Plan may be issued as ISOs. Shares issued or to be issued under the Plan shall be authorized but unissued shares or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company. No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under the Plan, exceeds the number of Shares reserved under the preceding sentence. Awards under the Plan that are forfeited, canceled, terminated, exchanged, or surrendered, or such Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award will, to the extent of any such forfeiture, settlement, termination, cancellation, exchange, or surrender, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised. The number of Shares reserved and available under the Plan will not be increased by the number of Shares (A) tendered, withheld, or subject to an Award granted under the Plan surrendered in connection with the purchase of Shares upon exercise of an Option, (B) that were not issued upon the net settlement or net exercise of a Share-settled SAR granted under the Plan, (C) deducted or delivered from payment of an Award granted under the Plan in connection with the Company's tax withholding obligations as provided in Section 9(c), or (D) purchased by the Company with proceeds from Option exercises.

(b) Shares covered by an Award shall be counted as used as of the date of grant of such Award for purposes of calculating the number of Shares available for issuance under Section 4(a). The number of Shares subject to an Award will be counted against the share limit set forth in Section 4(a) as one Share for every one Share subject to such Award. The target number of Shares issuable under a Performance Share or Performance Unit grant shall be counted against the share limit set forth in Section 4(a) in accordance with this Section 4(b) as of the date of grant of such Award, but such number shall be adjusted to reflect the actual number of Shares issued upon settlement of the Performance Shares or Performance Units, as applicable, to the extent different from such target number of Shares. Awards that do not entitle the Participant thereof to receive or purchase Shares and Awards that are settled in cash shall not be counted against the share limit set forth in Section 4(a).

(c) The Committee shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies. The number of Shares reserved pursuant to Section 4(a) may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

(d) In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Eligible Persons under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares which may thereafter be issued under the Plan, (ii) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (iii) the exercise price, grant price, or purchase price relating to any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(a) of the Code, unless the Committee determines otherwise.

(e) Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

5. Specific Terms of Awards.

(a) *General.* Awards may be granted on the terms and conditions set forth in this Section 5. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of termination of service by the Eligible Person.

(b) *Options*. The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

(i) *Exercise Price.* The exercise price per Share purchasable under an Option shall be determined by the Committee; provided, however, that the exercise price per Share of an Option shall not be less than the Fair Market Value of a Share on the date of grant of the Option; provided, further, that, in the event that a Participant is a Ten Percent Shareholder, the exercise price of an Option granted to such Participant that is intended to be an ISO shall be not less than 110% of the Fair Market Value of one Share on the date of grant of such Option.

(ii) *Option Term.* The term of each Option shall be determined by the Committee; provided, however, that such term shall not be longer than ten years from the date of grant of the Option; provided, further, that, in the event that the Participant is a Ten Percent Shareholder, an Option granted to such Participant that is intended to be an ISO shall not be exercisable after the fifth anniversary of the date of grant of such Option; provided, further, that, to the extent deemed necessary or appropriate by the Committee to reflect differences in local law, tax policy, or custom with respect to any Option granted to a Participant who is a foreign national or who is employed outside the United States, such Option may have a term that is longer than ten years from the date of grant of the Option as the Committee shall determine.

(iii) *Time and Method of Exercise.* The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid (including, without limitation, cashless exercises, net share settlements, or broker-assisted exercise arrangements), the form of such payment (including, without limitation, cash, Shares, or other property), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Persons; provided, however, that in no event may any portion of the exercise price be paid with Shares acquired either under an Award granted pursuant to this Plan, upon exercise of a stock option granted under another Company plan or as a stock bonus or other stock award granted under another Company plan unless, in any such case, the Shares were acquired and vested more than six months in advance of the date of exercise.

(iv) *ISOs.* The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or shareholder approval of the Plan. An Option shall constitute an ISO only (a) if the Participant of such Option is an employee of the Company or any Subsidiary, (b) to the extent specifically provided in the related Award Agreement, and (c) to the extent that the aggregate Fair Market Value (determined at the time such Option is granted) of the Shares with respect to which all ISOs held by such Participant become exercisable for the first time during any calendar year (under the Plan and all other plans of the Company and its Affiliates) does not exceed $100,000. Except to the extent provided in the regulations under Section 422 of the Code, this limitation shall be applied by taking Options into account in the order in which they were granted. Each Participant awarded an ISO under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such ISO. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (A) two years after the Date of Grant of the ISO, or (B) one year after the date of exercise of the ISO. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an ISO until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(c) *SARs.* The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

(i) *Right to Payment.* A SAR shall confer on the Eligible Person to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise (or, if the Committee shall so determine in the case of any such right, the Fair Market Value of one Share at any time during a specified period before or after the date of exercise) over (B) the exercise price of the SAR as determined by the Committee as of the date of grant of the SAR (which shall not be less than the Fair Market Value per Share on the date of grant of the SAR and, in the case of a SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option). The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee.

(ii) *Other Terms*. The Committee shall determine, at the time of grant or thereafter, the time or times at which a SAR may be exercised in whole or in part (which shall not be more than ten years after the date of grant of the SAR), the method of exercise, method of settlement, form of consideration payable in settlement, method by which Shares will be delivered or deemed to be delivered to Eligible Persons, whether or not a SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR; provided, that if the SAR exercise period would expire at a time when trading in the shares of Common Stock is prohibited by the Company's insider trading policy or Company-imposed blackout period, then the SAR exercise period shall be automatically extended until the earlier of (A) the 30th day following the expiration of such prohibition, and (B) the expiration of the original SAR Period. Unless the Committee determines otherwise, a SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter, and (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

(d) *Restricted Shares.* The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

(i) *Issuance and Restrictions.* Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Person granted Restricted Shares shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Shares and the right to receive dividends thereon; provided, however, that any dividends be subject to the same restrictions as the Restricted Shares and will be held in escrow and subject to forfeiture until such time as the Restricted Shares become fully vested.

(ii) *Forfeiture.* Except as otherwise determined by the Committee, at the date of grant or thereafter, upon termination of service during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends or Dividend Equivalents that are at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified Causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

(iii) *Certificates for Shares and Book-Entry.* Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine, which may include book-entry form (subject to the Company's direction) or the issuance of certificates. If certificates representing Restricted Shares are registered in the name of the Eligible Person, such certificates shall bear an appropriate legend, or in the case of book-entry shares, a notation, referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company shall retain physical possession of any certificates issued.

(iv) *Dividends.* Dividends paid on vested Restricted Shares shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends; provided, however, that dividends payable in respect of Restricted Shares that vest based on the achievement of performance criteria shall be subject to all conditions and restrictions of the underlying Restricted Shares to which they relate. Any dividends paid on unvested Restricted Shares will be subject to the same restrictions as the Restricted Shares and will be held in escrow and subject to forfeiture until such time as the Restricted Shares become fully vested. Shares distributed in connection with a Share split or dividend in Shares, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

(e) *Restricted Share Units.* The Committee is authorized to grant Restricted Share Units to Eligible Persons, subject to the following terms and conditions:

(i) *Award and Restrictions.* Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Share Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Person). In addition, Restricted Share Units shall be subject to such restrictions as the Committee may impose, if any (including, without limitation, the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period

or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) *Forfeiture.* Except as otherwise determined by the Committee at date of grant or thereafter, upon termination of service (as determined under criteria established by the Committee) during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Share Units), or upon failure to satisfy any other conditions precedent to the delivery of Shares or cash to which such Restricted Share Units relate, all Restricted Share Units that are at that time subject to deferral or restriction shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Share Units will be waived in whole or in part in the event of termination resulting from specified Causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Share Units.

(f) *Performance Shares, Performance Units, and Performance Cash Awards.* The Committee is authorized to grant Performance Shares, Performance Units, and Performance Cash Awards to Eligible Persons on the following terms and conditions:

(i) *General; Performance Period.* The right of a Participant to exercise or to receive a grant or settlement of any Performance Share, Performance Unit, or Performance Cash Award, and the timing thereof, shall be subject to such performance objectives as may be specified by the Committee. Except as provided in Section 5(f)(iii), the Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. The Committee shall determine a performance period (the "Performance Period") of one or more years and shall determine the performance objectives for grants of Performance Shares, Performance Units, and Performance Cash Awards. Performance Periods may overlap and Eligible Persons may participate simultaneously with respect to Performance Shares, Performance Units, and Performance Cash Awards for which different Performance Periods are prescribed.

(ii) *Performance Criteria for Awards.* The performance objectives for Awards may vary from Eligible Person to Eligible Person and shall be based upon one or more of the following performance criteria as the Committee may deem appropriate, and in any relative proportion to the extent multiple goals are used in combination:

(A) reported EBITDA results for the Company's mountain segment;

(B) reported EBITDA results for the Company's lodging segment;

(C) reported EBITDA results on a resort basis (which is a combination of the Company's reported mountain segment EBITDA and reported lodging segment EBITDA);

(D) reported EBITDA results for the Company's real estate segment;

(E) reported EBITDA results excluding stock-based compensation expense for any of the Company's mountain, lodging or real estate segments, and/or on a resort basis;

(F) real estate segment goals, including pre-sales targets, sales, closing timing and profitability targets, and construction related approvals and timing milestones;

(G) revenue;

(H) net income;

(I) net income excluding stock-based compensation;

(J) pretax earnings;

(K) earnings before interest expense, taxes, depreciation, and amortization;

(L) operating margin;

(M) earnings per share;

(N) return on equity;

(O) return on capital;

(P) return on investment;

(Q) operating earnings;

(R) working capital;

(S) ratio of debt to stockholders' equity;

(T) Net Debt;

(U) ratio of Net Debt to Reported EBITDA;

(V) total stockholder return; and/or

(W) such combination of the foregoing performance-based criteria as the Committee shall determine in its sole discretion.

The foregoing performance criteria may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance under any of the foregoing performance criteria (1) may be used to measure the performance of (a) the Company, its Subsidiaries, and other Affiliates as a whole, (b) the Company, any Subsidiary, any other Affiliate, or any combination thereof, or (c) any one or more business units or operating segments of the Company, any Subsidiary, and/or any other Affiliate, in each case as the Committee, in its sole discretion, deems appropriate, (2) may be compared to the performance of one or more other companies or one or more published or special indices designated or approved by the Committee for such comparison, as the Committee, in its sole discretion, deems appropriate, (3) may be stated as a combination of one or more performance objectives, and (4) may be measured on an absolute or relative basis and on a GAAP or non-GAAP basis. In addition, the Committee, in its sole discretion, may select performance under the total shareholder return performance criteria specified above for comparison to performance under one or more stock market indices designated or approved by the Committee. The Committee shall also have the authority to provide for accelerated vesting of any Award intended to qualify as performance-based compensation based on the achievement of performance objectives pursuant to the performance criteria specified above.

(iii) *Evaluation of Performance.* The Committee may provide in any Performance Share, Performance Unit, or Performance Cash Award that any evaluation of performance may include or exclude any of the following events that occur during a Performance Period: (A) asset write-downs; (B) litigation or claims, judgments, or settlements; (C) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (D) any reorganization or restructuring events or programs; (E) extraordinary, non-core, non-operating, or non-recurring items; (F) acquisitions or divestitures; (G) foreign exchange gains and losses; (H) impact of shares of stock purchased through share repurchase programs; (I) tax valuation allowance reversals; (J) impairment expense; and (K) environmental expense.

(iv) *Award Value.* At the beginning of a Performance Period, the Committee shall determine for each Eligible Person or group of Eligible Persons with respect to that Performance Period (A) the range of number of Shares, if any, in the case of Performance Shares, (B) the range of dollar values, if any, in the case of Performance Units, or (C) the range of cash awards in the case of Performance Cash Awards which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to an Eligible Person as an Award if the relevant measure of Company performance for the Performance Period is met.

(v) *Significant Events.* If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective; provided, however, that, the Committee shall not have any discretion to increase the amount of compensation payable under an Award. The Committee may, in its sole discretion, reduce the amount of a payment otherwise to be made in connection with Performance Shares, Performance Units, and Performance Cash Awards.

(vi) *Forfeiture.* Except as otherwise determined by the Committee, at the date of grant or thereafter, upon termination of service during the applicable Performance Period, Performance Shares, Performance Units, and Performance Cash Awards for which the Performance Period was prescribed shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in an individual case, that restrictions or forfeiture conditions relating to Performance Shares, Performance Units, and Performance Cash Awards will be waived in whole or in part in the event of terminations resulting from specified Causes, and the

Committee may in other cases waive in whole or in part the forfeiture of Performance Shares, Performance Units, and Performance Cash Awards.

(vii) *Payment.* Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Unit or otherwise, commencing as soon as practicable after the end of the relevant Performance Period; provided, that unless specifically provided in the applicable Award Agreement, payment in respect of an Award shall occur no later than the fifteenth day of the third month following the end of the fiscal year in which such Performance Period ends. Each Performance Cash Award shall be paid in cash, commencing as soon as practicable after the end of the relevant Performance Period; provided, that unless specifically provided in the applicable Award Agreement, payment in respect of an Award shall occur no later than the fifteenth day of the third month following the end of the fiscal year in which such Performance Period ends.

(g) *Dividend Equivalents.* The Committee is authorized to grant Dividend Equivalents to Eligible Persons. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify; provided, however, that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of the underlying Awards to which they relate; provided, further, that no Dividend Equivalents may be awarded in connection with, or related to, any unvested Award or Awards of Options or SARs.

(h) *Other Share-Based Awards.* The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, subject to Section 6(f), unrestricted shares awarded purely as a "bonus" and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 5(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 5(h).

6. Certain Provisions Applicable to Awards.

(a) *Stand-Alone, Additional, Tandem, and Substitute Awards.* Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Person to receive payment from the Company or any Subsidiary or Affiliate, provided that any such exchange or substitution does not constitute a "repricing" for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted. Awards may be granted in addition to or in tandem with such other Awards or awards, and may be granted either as of the same time as or a different time from the grant of such other Awards or awards. Subject to the provisions of Section 3(d) prohibiting Option and SAR repricing without shareholder approval, the per Share exercise price of any Option, grant price of any SAR, or purchase price of any other Award conferring a right to purchase Shares which is granted, in connection with the substitution of awards granted under any other plan or agreement of the Company or any Subsidiary or Affiliate or any business entity to be acquired by the Company or any Subsidiary or Affiliate, shall be determined by the Committee, in its discretion.

(b) *Terms of Awards.* The term of each Award granted to an Eligible Person shall be for such period as may be determined by the Committee; provided, however, that in no event shall the term of any Option or a SAR granted in tandem therewith exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

(c) *Form of Payment Under Awards.* Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The

Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments.

(d) *Non-transferability.* Unless otherwise set forth by the Committee in an Award Agreement, Awards (except for vested shares) shall not be transferable by an Eligible Person, except with respect to Awards subject to Section 409A and Incentive Stock Options, the Committee may permit or provide in an Award for the gratuitous transfer of the Award by the Eligible Person to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Eligible Person and/or an immediate family member thereof if the Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the Common Stock subject to such Award to such proposed transferee.

(e) *Non-competition.* The Committee may, by way of the Award Agreements or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Award, provided they are not inconsistent with the Plan, including, without limitation, the requirement that the Participant not engage in competition with the Company.

(f) *Minimum Vesting Period.* Except with respect to a maximum of five percent of the number of Shares reserved under the Plan pursuant to Section 4(a), and except as otherwise provided in Section 7, no Award shall provide for vesting which is any more rapid than vesting on the one year anniversary of the date of grant of such Award or, with respect to Awards that vest upon the attainment of performance goals, a Performance Period that is less than 12 months.

7. Effect of Change in Control.

Except as otherwise provided in the applicable Award Agreement, in an Other Agreement, or as otherwise set forth in writing, upon the occurrence of a Change in Control, and subject to the requirements and limitations of Section 409A (if applicable), in the event of a Change in Control, the following provisions shall apply to outstanding Awards:

(a) The surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the "Acquiror"), may, without the consent of any Participant, assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's stock, as applicable; and

(b) In the discretion of the Committee, outstanding Awards which are not assumed, substituted for, or otherwise continued by the Acquiror shall accelerate and become fully vested and exercisable (as applicable) effective immediately prior to, but contingent upon, the consummation of the Change in Control; provided, however, that any Award which has its vesting conditions based on performance goals that vests pursuant to this sentence shall only become vested based on (i) 100% of target levels, or (ii) actual results measured against the performance goals as of the Change in Control, and thereafter, all Awards shall terminate to the extent not exercised or settled as of the date of the Change in Control.

8. Parachute Limitations.

(a) If any Participant is a Disqualified Individual, then, notwithstanding any other provision of the Plan or of any Other Agreement to the contrary and notwithstanding any Benefit Arrangement, any right of the Participant to any exercise, vesting, payment, or benefit under the Plan shall be reduced or eliminated:

(i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Participant under the Plan, all Other Agreements, and all Benefit Arrangements, would cause any exercise, vesting, payment, or benefit to the Participant under the Plan to be considered a Parachute Payment; and

(ii) if, as a result of receiving such Parachute Payment, the aggregate after-tax amounts received by the Participant from the Company under the Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Participant without causing any such payment or benefit to be considered a Parachute Payment.

(b) Except as required by Section 409A or to the extent that Section 409A permits discretion, the Committee shall have the right, in the Committee's sole discretion, to designate those rights, payments, or benefits under the Plan, all Other Agreements, and all Benefit Arrangements that should be reduced or eliminated so as to avoid having such rights, payments, or benefits be considered a Parachute Payment; provided, however, to the extent any payment or benefit constitutes deferred compensation under Section 409A, in order to comply with Section 409A, the Company shall instead accomplish such reduction by first reducing or eliminating any cash payments (with the payments to be made furthest in the future being reduced first), then by reducing or eliminating any accelerated vesting of Performance Shares,

Performance Units, or Performance Cash Awards, then by reducing or eliminating any accelerated vesting of Options or SARs, then by reducing or eliminating any accelerated vesting of Restricted Shares, Restricted Share Units, then by reducing or eliminating any other remaining Parachute Payments.

9. General Provisions.

(a) *Compliance with Legal and Trading Requirements.* The Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or other required action under any state or federal law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under federal or state law. The Shares issued under the Plan may be subject to such other restrictions on transfer as determined by the Committee.

(b) *No Right to Continued Employment or Service.* Neither the Plan nor any action taken thereunder shall be construed as giving any employee, consultant, or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee's, consultant's or director's employment or service at any time.

(c) *Taxes.* The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares or any payroll or other payment to an Eligible Person, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Eligible Persons to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Person's tax obligations. Notwithstanding the foregoing, the maximum number of Shares that may be withheld from any Award to satisfy any federal, state, or local tax withholding requirements upon the exercise, vesting, or lapse of restrictions applicable to any Award or payment of Shares pursuant to such Award, as applicable, may not exceed such number of Shares having a Fair Market Value equal to the minimum statutory amount required by the Company or the applicable Subsidiary or Affiliate to be withheld and paid to any such federal, state, or local taxing authority with respect to such exercise, vesting, lapse of restrictions, or payment of Shares, or such greater amount as may be permitted under applicable accounting standards.

(d) *Changes to the Plan and Awards.* The Board may amend, alter, suspend, discontinue, or terminate the Plan, or the Committee's authority to grant Awards under the Plan, without the consent of shareholders of the Company or Participants, except that any such amendment or alteration as it applies to ISOs shall be subject to the approval of the Company's shareholders to the extent such shareholder approval is required under Section 422 of the Code; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. Subject to the limitation on repricing in Section 3(d), the Committee may (i) waive any conditions or rights under; (ii) amend, modify or supplement the terms of; or (iii) amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively, which authority shall include the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to make Awards or to modify outstanding Awards made to Eligible Persons who are foreign nationals or who are employed outside the United States to reflect differences in local law, tax policy, or custom; provided, however, that, without the consent of a Participant, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and, adversely affect the rights of such Participant under any Award theretofore granted to him or her.

(e) *No Rights to Awards; No Shareholder Rights.* No Eligible Person or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons and employees. Other than with respect to vested Restricted Shares, no Award shall confer on any Eligible Person any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred to the Eligible Person in accordance with the terms of the Award.

(f) *Unfunded Status of Awards.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall

give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g) *Non-exclusivity of the Plan.* Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options and other awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(h) *Not Compensation for Benefit Plans.* No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees, consultants, or directors unless the Company shall determine otherwise.

(i) *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) *Section 409A.* The Plan is intended to comply with Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan will be interpreted and administered to be in compliance with Section 409A. Any payments described in the Plan that are due within the Short-Term Deferral Period will not be treated as deferred compensation unless applicable laws require otherwise. Notwithstanding any provision of the Plan to the contrary, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six-month period immediately following the Participant's Separation from Service will instead be paid on the first payroll date after the six-month anniversary of the Participant's Separation from Service (or the Participant's death, if earlier). Furthermore, notwithstanding anything in the Plan to the contrary, in the case of an Award that is characterized as deferred compensation under Section 409A, and pursuant to which settlement and delivery of the cash or Shares subject to the Award is triggered based on a Change in Control, in no event will a Change in Control be deemed to have occurred for purposes of such settlement and delivery of cash or Shares if the transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). If an Award characterized as deferred compensation under Section 409A is not settled and delivered on account of the provision of the preceding sentence, the settlement and delivery shall occur on the next succeeding settlement and delivery triggering event that is a permissible triggering event under Section 409A. No provision of this Section 9(j) shall in any way affect the determination of a Change in Control for purposes of vesting in an Award that is characterized as deferred compensation under Section 409A. Notwithstanding the foregoing, neither the Company nor the Committee will have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A, and neither the Company or an Affiliate nor the Board or the Committee will have any liability to any Participant for such tax or penalty.

(k) *Governing Law.* The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to principles of conflict of laws.

(l) *Effective Date; Plan Termination.* The Plan was approved by the Board on September 25, 2024, subject to approval by stockholders of the Company. The Plan shall become effective as of the Effective Date. The Plan shall terminate as to future awards on the date which is ten years after the Effective Date. Upon the Effective Date, no further Awards may be made under the 2024 Plan.

(m) *Titles and Headings.* The titles and headings of the sections the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(n) *Data Protection.* By participating in the Plan or accepting any rights granted under it, each Eligible Person consents to the collection and processing of personal data relating to such participant so that the Company can fulfill their obligations and exercise its rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from

time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about such participant and his or her participation in the Plan.

(o) *Clawback/Forfeiture.* All incentive-based Awards shall be subject to reduction, cancellation, forfeiture or recoupment (i) to the extent necessary to comply with (A) any clawback, forfeiture or other similar policy adopted by the Board or Committee, and as in effect from time to time (including the Company's Executive Compensation Clawback Policy, as amended from time to time), and (B) applicable law, including, but not limited to, the applicable rules and regulations of the Securities and Exchange Commission and any securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted; and (ii) as the Committee may specify in an Award Agreement, upon the occurrence of other specified events, including, without limitation, failure to remit the amounts necessary to satisfy the Eligible Person's tax withholding obligations, termination for Cause, termination of the Eligible Person's provision of services to the Company or any Subsidiary or Affiliate, violation of material policies of the Company, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company.

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, if the Eligible Person knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the Eligible Person is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the Eligible Person shall, to the extent required by Section 304 of the Sarbanes-Oxley Act of 2002, reimburse the Company the amount of any payment in settlement of an incentive-based Award earned or accrued during the 12 month period following the first public issuance or filing with the Securities and Exchange Commission (whichever just occurred) of the financial document embodying such financial reporting requirement.

To the extent that any policy adopted by the Company in order to comply with regulations issued pursuant to Section 10D of the Exchange Act, as required by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, requires any Eligible Person to forfeit any incentive-based Award, or repay any amount paid with respect to any incentive-based Award, such policy shall be deemed incorporated into all outstanding incentive-based Awards to the extent required by such regulations, and all Eligible Persons subject to such regulations, by accepting any incentive-based Award, shall be deemed to have consented to the inclusion of provisions in their Award Agreement as determined by the Committee to be necessary or appropriate to comply with such regulations.

APPENDIX C

Supplemental Information Regarding Participants in the Solicitation

Vail Resorts, its directors, the Company Nominees and certain of its executive officers and employees are participants in the solicitation of proxies in connection with the Annual Meeting. We estimate that approximately 3 of our employees will assist in the proxy solicitation. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of stock. This Appendix C sets forth information relating to certain of Vail Resorts' directors, the Company Nominees and certain executive officers and employees who are considered "participants" in Vail Resorts' solicitation under the rules of the SEC by reason of their position as directors of Vail Resorts or because they may be soliciting proxies on Vail Resorts' behalf (collectively, the "Participants").

Directors and Nominees

The principal occupations of our directors and the Company Nominees are described in the section titled "Proposal 1: Election of Directors." The names of our directors and the Company Nominees are set forth below. The business address of each of the directors and director nominees is c/o Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, Colorado 80021.

Reginald A. Chambers	Iris Knobloch	Hilary A. Schneider
Susan L. Decker[2]	Nadia N. Rawlinson	D. Bruce Sewell
William J. Hornbuckle	Michele Romanow	Peter A. Vaughn
	Robert A. Katz	

Officers and Employees

The principal occupations of our executive officers and employees who are considered Participants are set forth below. The principal occupation refers to such person's position with the Company and the business address of each person is c/o Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, Colorado 80021.

Name	Position
Robert A. Katz	Chairperson of the Board and Chief Executive Officer
Angela A. Korch	Executive Vice President and Chief Financial Officer
Celeste Burgoyne	Executive Vice President and Chief Revenue Officer
Julie A. DeCecco	Executive Vice President, General Counsel and Chief Public Affairs Officer
Nathan M. Gronberg	Senior Vice President, Controller and Chief Accounting Officer
Lynanne Kunkel	Executive Vice President, Chief Human Resources Officer & Chief Transformation Officer
William Rock	President - Mountain Division
Gregory J. Sullivan	Executive Vice President, Retail/Rental, Hospitality, and Food & Beverage
Connie Wang	Vice President, Investor Relations

Information Regarding Ownership of the Company's Securities by Participants

The number of shares of common stock of the Company held as of October 19, 2026 by the Participants who are directors or named executive officers is set forth in the section titled "Security Ownership of Directors and Executive Officers."

[2] Ms. Decker is not standing for re-election at the Annual Meeting.

The following table sets forth the number of shares of common stock of the Company held as of October 19, 2026 by the other officers and employees of the Company who are deemed Participants in our solicitation of proxies. The Company is unaware of any Participant who owns any securities of the Company of record that such Participant does not own beneficially, except as described in this proxy statement.

Name	Nature and Amount of Beneficial Ownership(1)
Julie A. DeCecco	3,395
Nathan M. Gronberg	2,473
Gregory J. Sullivan	4,571
Connie Wang	0

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

Information Regarding Transactions in Vail Resorts' Securities by Participants — Last Two Years

The following table sets forth information regarding purchases and sales of Vail Resorts' securities by each Participant from October 19, 2024 to October 19, 2026. Unless otherwise indicated, all transactions were in the public market or pursuant to our equity compensation plans and none of the purchase price or market value of these securities is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Name	Transaction Date	Number of Shares	Acquisition (A) / Disposition (D) Code	Transaction Code*
Celeste Burgoyne	02/01/2026	17,281	A	A
	02/01/2026	24,393	A	A
	02/01/2026	9,875	A	A
	02/01/2026	38,665	A	A
	10/03/2026	14,187	A	A
	10/03/2026	49,982	A	A
Reginald A. Chambers	03/11/2025	564	A	M
	03/11/2025	564	D	M
	09/27/2025	1,281	A	M
	09/27/2025	1,281	D	M
	09/30/2025	1,563	A	A
	09/30/2026	1,563	A	M
	09/30/2026	1,563	D	M
	10/03/2026	1,662	A	A

Name	Transaction Date	Number of Shares	Acquisition (A) / Disposition (D) Code	Transaction Code*
Julie A. DeCecco	11/01/2024	318	A	A
	11/01/2024	1,160	A	A
	05/01/2025	73	A	M
	05/01/2025	73	D	M
	05/01/2025	21	D	F
	09/27/2025	586	A	M
	09/27/2025	586	D	M
	09/27/2025	169	D	F
	09/29/2025	309	A	M
	09/29/2025	309	D	M
	09/29/2025	90	D	F
	09/29/2025	402	A	M
	09/29/2025	402	D	M
	09/29/2025	117	D	F
	09/30/2025	3,876	A	A
	09/30/2025	15,421	A	A
	11/01/2025	106	A	M
	11/01/2025	106	D	M
	11/01/2025	31	D	F
	05/01/2026	73	A	M
	05/01/2026	73	D	M
	05/01/2026	21	D	F
	09/27/2026	586	A	M
	09/27/2026	586	D	M
	09/27/2026	172	D	F
	09/29/2026	403	A	M
	09/29/2026	403	D	M
	09/29/2026	118	D	F
	09/30/2026	1,292	A	M
	09/30/2026	1,292	D	M
	09/30/2026	372	D	F
	10/03/2026	4,260	A	A
	10/03/2026	15,011	A	A
Susan L. Decker	09/27/2025	1,281	A	M
	09/27/2025	1,281	D	M
	09/30/2025	1,563	A	A
	09/30/2026	1,563	A	M
	09/30/2026	1,563	D	M

Name	Transaction Date	Number of Shares	Acquisition (A) / Disposition (D) Code	Transaction Code*
Nathan M. Gronberg	09/27/2025	344	A	M
	09/27/2025	344	D	M
	09/27/2025	99	D	F
	09/29/2025	269	A	M
	09/29/2025	269	D	M
	09/29/2025	78	D	F
	09/29/2025	222	A	M
	09/29/2025	222	D	M
	09/29/2025	64	D	F
	09/30/2025	2,249	A	A
	09/30/2025	4,334	A	A
	09/27/2026	344	A	M
	09/27/2026	344	D	M
	09/27/2026	153	D	F
	09/29/2026	222	A	M
	09/29/2026	222	D	M
	09/29/2026	99	D	F
	09/30/2026	749	A	M
	09/30/2026	749	D	M
	09/30/2026	329	D	F
	10/03/2026	1,327	A	A
	10/03/2026	4,675	A	A
William J. Hornbuckle	08/03/2026	249	A	A
	10/03/2026	1,662	A	A
Robert A. Katz	06/04/2025	6,144	A	A
	06/04/2025	25,086	A	A
	09/27/2025	1,148	A	M
	09/27/2025	331	D	F
	09/27/2025	1,148	D	M
	09/29/2025	897	A	M
	09/29/2025	363	D	F
	09/29/2025	889	A	M
	09/29/2025	389	D	F
	09/29/2025	897	D	M
	09/29/2025	889	D	M
	09/30/2025	11,305	A	A
	09/30/2025	50,899	A	A
	03/16/2026	37,500	A	P
	06/04/2026	2,048	A	M
	06/04/2026	589	D	F
	06/04/2026	2,048	D	M
	09/27/2026	1,148	A	M
	09/27/2026	1,148	D	M
	09/27/2026	336	D	F
	09/29/2026	890	A	M
	09/29/2026	890	D	M
	09/29/2026	391	D	F
	09/30/2026	3,768	A	M
	09/30/2026	3,768	D	M
	09/30/2026	1,649	D	F
	10/03/2026	12,426	A	A
	10/03/2026	48,861	A	A

Name	Transaction Date	Number of Shares	Acquisition (A) / Disposition (D) Code	Transaction Code*
Iris Knobloch	02/02/2025	678	A	M
	02/02/2025	678	D	M
	09/27/2025	1,281	A	M
	09/27/2025	52	D	F
	09/27/2025	1,281	D	M
	09/30/2025	1,563	A	A
	09/30/2026	1,563	A	M
	09/30/2026	1,563	D	M
	09/30/2026	88	D	F
	10/03/2026	1,662	A	A
Angela A. Korch	02/01/2025	408	A	M
	02/01/2025	133	D	F
	02/01/2025	473	A	M
	02/01/2025	164	D	F
	02/01/2025	408	D	M
	02/01/2025	473	D	M
	03/13/2025	185	A	P
	06/20/2025	200	A	P
	09/27/2025	1,543	A	M
	09/27/2025	676	D	F
	09/27/2025	1,543	D	M
	09/29/2025	1,195	A	M
	09/29/2025	523	D	F
	09/29/2025	1,195	D	M
	09/30/2025	5,867	A	A
	09/30/2025	23,341	A	A
	10/07/2025	210	A	P
	02/01/2026	408	A	M
	02/01/2026	202	D	F
	02/01/2026	473	A	M
	02/01/2026	235	D	F
	02/01/2026	408	D	M
	02/01/2026	473	D	M
	03/16/2026	190	A	P
	09/27/2026	1,544	A	M
	09/27/2026	1,544	D	M
	09/27/2026	682	D	F
	09/29/2026	1,196	A	M
	09/29/2026	1,196	D	M
	09/29/2026	524	D	F
	09/30/2026	1,955	A	M
	09/30/2026	1,955	D	M
	09/30/2026	856	D	F
	10/03/2026	7,454	A	A
	10/03/2026	26,262	A	A

Name	Transaction Date	Number of Shares	Acquisition (A) / Disposition (D) Code	Transaction Code*
Lynanne Kunkel	09/27/2025	1,333	A	M
	09/27/2025	384	D	F
	09/27/2025	1,333	D	M
	09/29/2025	1,031	A	M
	09/29/2025	297	D	F
	09/29/2025	1,023	A	M
	09/29/2025	295	D	F
	09/29/2025	1,031	D	M
	09/29/2025	1,023	D	M
	09/30/2025	5,068	A	A
	09/30/2025	20,164	A	A
	09/27/2026	1,334	A	M
	09/27/2026	1,334	D	M
	09/27/2026	390	D	F
	09/29/2026	1,023	A	M
	09/29/2026	1,023	D	M
	09/29/2026	295	D	F
	09/30/2026	1,689	A	M
	09/30/2026	1,689	D	M
	09/30/2026	486	D	F
	10/03/2026	6,375	A	A
	10/03/2026	22,461	A	A
Nadia N. Rawlinson	09/27/2025	1,281	A	M
	09/27/2025	1,281	D	M
	09/30/2025	1,563	A	A
	09/30/2026	1,563	A	M
	09/30/2026	1,563	D	M
	10/03/2026	1,662	A	A
William C. Rock	06/09/2025	2,112	A	M
	06/09/2025	1,650	D	F
	06/09/2025	2,112	D	M
	09/27/2025	1,144	A	M
	09/27/2025	329	D	F
	09/27/2025	1,144	D	M
	09/29/2025	448	A	M
	09/29/2025	129	D	F
	09/29/2025	839	A	M
	09/29/2025	242	D	F
	09/29/2025	448	D	M
	09/29/2025	839	D	M
	09/30/2025	4,349	A	A
	09/30/2025	17,305	A	A
	09/27/2026	1,144	A	M
	09/27/2026	1,144	D	M
	09/27/2026	334	D	F
	09/29/2026	839	A	M
	09/29/2026	839	D	M
	09/29/2026	243	D	F
	09/30/2026	1,449	A	M
	09/30/2026	1,449	D	M
	09/30/2026	417	D	F
	10/03/2026	4,781	A	A
	10/03/2026	16,844	A	A

Name	Transaction Date	Number of Shares	Acquisition (A) / Disposition (D) Code	Transaction Code*
Michele Romanow	09/27/2025	1,281	A	M
	09/27/2025	45	D	F
	09/27/2025	1,281	D	M
	09/30/2025	1,563	A	A
	09/30/2026	1,563	A	M
	09/30/2026	1,563	D	M
	09/30/2026	77	D	F
	10/03/2026	1,662	A	A
Hilary A. Schneider	09/27/2025	1,281	A	M
	09/27/2025	1,281	D	M
	09/30/2025	1,563	A	A
	09/30/2026	1,563	A	M
	09/30/2026	1,563	D	M
	10/03/2026	1,662	A	A
D. Bruce Sewell	09/27/2025	1,281	A	M
	09/27/2025	1,281	D	M
	09/30/2025	1,563	A	A
	09/30/2026	1,563	A	M
	09/30/2026	1,563	D	M
	10/03/2026	1,662	A	A
Gregory J. Sullivan	09/27/2025	695	A	M
	09/27/2025	695	D	M
	09/29/2025	371	A	M
	09/29/2025	368	A	M
	09/29/2025	371	D	M
	09/29/2025	368	D	M
	09/30/2025	2,642	A	A
	09/30/2025	10,514	A	A
	09/27/2026	695	A	M
	09/27/2026	695	D	M
	09/27/2026	308	D	F
	09/29/2026	368	A	M
	09/29/2026	368	D	M
	09/29/2026	163	D	F
	09/30/2026	880	A	M
	09/30/2026	880	D	M
	09/30/2026	386	D	F
	10/03/2026	2,904	A	A
	10/03/2026	10,234	A	A
Peter A. Vaughn	12/16/2024	922	D	S
	12/16/2024	78	D	S
	09/27/2025	1,281	A	M
	09/27/2025	1,281	D	M
	09/30/2025	1,563	A	A
	10/06/2025	70	D	G
	09/30/2026	1,563	A	M
	09/30/2026	1,563	D	M
	10/03/2026	1,662	A	A
Connie Wang	11/01/2025	698	A	A
	10/03/2026	553	A	A

Transaction Codes
P: Open market or private purchase of securities
S: Open market or private sale of securities

A: Grant, award, or other acquisition of securities from the Company
F: Payment of exercise price or tax liability by delivering or withholding securities
M: Exercise or conversion of derivative security
G: Bona fide gift

Miscellaneous Information Regarding Participants

Except as described in this Appendix C or in the proxy statement, neither any Participant nor any of their respective associates (together, the "Participant Associates") is either a party to any transaction or series of transactions since the beginning of the Company's last fiscal year or has knowledge of any current proposed transaction or series of proposed transactions (i) to which the Company or any of its subsidiaries was or is to be a participant, (ii) in which the amount involved exceeds $120,000, and (iii) in which any Participant or Participant Associate had, or will have, a direct or indirect material interest. Furthermore, except as described in this Appendix C or in the proxy statement, (i) no Participant or Participant Associate, directly or indirectly, beneficially owns any securities of the Company or any securities of any subsidiary of the Company, and (ii) no Participant owns any securities of the Company of record but not beneficially.

Except as described in this Appendix C or in the proxy statement, no Participant or Participant Associate has entered into any agreement or understanding with any person with respect to any future employment by the Company or any of its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party.

Except as described in this Appendix C or in the proxy statement, no Participant is, or was within the past year, a party to any contract, arrangement, or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as described in this Appendix C or in the proxy statement, no Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-09614

Vail Resorts, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

51-0291762
(I.R.S. Employer Identification No.)

390 Interlocken Crescent
Broomfield, Colorado
(Address of principal executive offices)

80021
(Zip Code)

(303) 404-1800
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	**MTN**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of $133.07 per share as reported on the New York Stock Exchange Composite Tape on January 30, 2026 (the last business day of the registrant's most recently completed second fiscal quarter) was $4,694,414,924.

As of September 23, 2026, 35,635,298 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of July 31, 2026 are incorporated by reference into Part III, Items 10 through 14, of this Annual Report.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Form 10-K") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, which may consist of, among other things, trend analyses and statements regarding future events, future financial performance, anticipated growth and industry prospects, are forward-looking.

These forward-looking statements are, in some cases, identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "seeks," "should," "target," "trend," "will," "would" and similar terms and phrases, including references to assumptions. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause actual results or outcomes, or the timing of our results or outcomes, to differ materially from our forward-looking statements include, but are not limited to:

- *prolonged weakness in general market and macroeconomic conditions, including adverse effects on the overall travel and leisure related industries and our business and results of operations, including a result of changes in trade and tariff policies;*
- *risks associated with the effects of high or prolonged inflation, elevated interest rates and financial institution disruptions;*
- *unfavorable weather conditions or the impact of climate change, natural disasters or other events;*
- *the ultimate amount of refunds that we could be required to refund to our pass product holders for qualifying circumstances under our Epic Coverage program;*
- *the willingness or ability of our guests to travel due to terrorism, the uncertainty of geopolitical conflicts or public health emergencies, and the cost and availability of travel options and changing consumer preferences or discretionary spending habits;*
- *risks related to travel and airline disruptions, and other adverse impacts on the ability of our guests to travel;*
- *risks related to interruptions or disruptions of our information technology systems, data security or cyberattacks;*
- *risks related to our reliance on information technology, including our failure to maintain the integrity of our customer or employee data and our ability to adapt to technological developments or industry trends;*
- *our ability to acquire, develop and implement relevant technology offerings for customers and partners;*
- *the seasonality of our business combined with adverse events that may occur during our peak operating periods;*
- *competition in our mountain and lodging businesses or with other recreational and leisure activities;*
- *risks related to the high fixed cost structure of our business;*
- *our ability to fund capital expenditures, or accurately identify the need for, or anticipate the timing of certain capital expenditures;*
- *risks related to a disruption in our water supply that would impact our snowmaking capabilities and operations;*
- *our reliance on government permits or approvals for our use of public land or to make operational and capital improvements;*
- *risks related to resource efficiency transformation initiatives;*
- *risks relating to stockholder activism and other stockholder actions, including proxy contests and director nomination campaigns, which may divert management and Board attention, increase costs, create uncertainty regarding our strategic direction, affect our ability to execute our business plans, and result in volatility in the market price of our common stock;*
- *risks related to federal, state, local and foreign government laws, rules and regulations, including environmental and health and safety laws and regulations;*
- *risks related to changes in security and privacy laws and regulations which could increase our operating costs and adversely affect our ability to market our products, properties and services effectively;*
- *potential failure to adapt to technological developments or industry trends regarding information technology, including our use of artificial intelligence technologies;*
- *our ability to successfully launch and promote adoption of new products, technology, services and programs;*
- *risks related to our workforce, including increased labor costs, loss of key personnel and our ability to maintain adequate staffing, including hiring and retaining a sufficient seasonal workforce;*
- *risks related to labor disruptions or strikes from labor unions representing certain employees;*
- *our ability to successfully integrate acquired businesses, including their integration into our internal controls and infrastructure; our ability to successfully navigate new markets, including Europe; or that acquired businesses may fail to perform in accordance with expectations;*
- *a deterioration in the quality or reputation of our brands, including our ability to protect our intellectual property and the risk of accidents at our mountain resorts;*

- *risks related to scrutiny and changing expectations regarding our sustainability practices and reporting;*
- *risks associated with international operations, including fluctuations in foreign currency exchange rates where the Company has foreign currency exposure, primarily the Canadian and Australian dollars and the Swiss franc, as compared to the U.S. dollar;*
- *changes in tax laws, regulations or interpretations, or adverse determinations by taxing authorities;*
- *risks related to our indebtedness and our ability to satisfy our debt service requirements under our outstanding debt including our unsecured senior notes, which could reduce our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;*
- *a materially adverse change in our financial condition;*
- *adverse consequences of current or future litigation and legal claims;*
- *changes in accounting judgments and estimates, accounting principles, policies or guidelines; and*
- *other risks and uncertainties included under Part I, Item 1A. "Risk Factors" in this document.*

All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results or outcomes, or the timing of our results or outcomes, may differ materially and adversely from those expected, estimated or projected. Given these uncertainties, users of the information included or incorporated by reference in this Form 10-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Actual results or outcomes may differ materially from those expressed or implied by the forward-looking statements that we make for a number of reasons including those described above and in Part I, Item 1A. "Risk Factors" of this Form 10-K. All forward-looking statements are made only as of the date hereof. Except as may be required by law, we do not intend to update these forward-looking statements, even if new information, future events or other circumstances have made them incorrect or misleading.

PART I

ITEM 1. BUSINESS.

General

Vail Resorts, Inc., together with its subsidiaries, is referred to throughout this document as “we,” “us,” “our” or the “Company.”

Vail Resorts, Inc., a Delaware corporation, was organized as a holding company in 1997 and operates through various subsidiaries. Our operations are grouped into three reportable segments: Mountain, Lodging and Real Estate, which represented approximately 88%, 12% and 0%, respectively, of our net revenue for our fiscal year ended July 31, 2026 (“Fiscal 2026”).

Our Mountain segment operates 42 world-class destination mountain resorts and regional ski areas (collectively, our “Resorts”). Additionally, the Mountain segment includes ancillary services, primarily including ski school, dining and retail/rental operations.

In the Lodging segment, we own and/or manage a collection of luxury hotels and condominiums under our RockResorts brand, other strategic lodging properties and a large number of condominiums located in proximity to our North American mountain resorts, National Park Service (“NPS”) concessioner properties including the Grand Teton Lodge Company (“GTLC”), which operates destination resorts in Grand Teton National Park, a Colorado resort ground transportation company and mountain resort golf courses.

We refer to “Resort” as the combination of the Mountain and Lodging segments. Our Real Estate segment owns, develops and sells real estate in and around our resort communities.

For financial information and other information about the Company’s segments and geographic areas, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 8. “Financial Statements and Supplementary Data.”

Mountain Segment

In the Mountain segment, the Company operates the following 42 destination mountain resorts and regional ski areas, including four resorts within the top ten most visited resorts in the United States for the 2025/2026 North American ski season:



PACIFIC NW
WHISTLER BLACKCOMB*
STEVENS PASS
TAHOE
NORTHSTAR*
HEAVENLY*
KIRKWOOD*
ROCKIES
PARK CITY*
CRESTED BUTTE*
BEAVER CREEK*
VAIL*
BRECKENRIDGE*
KEYSTONE*
AUSTRALIA
PERISHER
FALLS CREEK
HOTHAM
HOTHAM
NORTHSTAR
Heavenly
PARK CITY
VAIL
KEYSTONE
OKEMO
NORTHEAST
STOWE
ATTITASH
WILDCAT
MOUNT SUNAPEE
CROTCHED MOUNTAIN
OKEMO
MOUNT SNOW
HUNTER MOUNTAIN
MID-ATLANTIC
JACK FROST
BIG BOULDER
ROUNDTOP
LIBERTY MOUNTAIN
WHITETAIL
LAUREL MOUNTAIN
HIDDEN VALLEY
SEVEN SPRINGS MOUNTAIN
MIDWEST
ALPINE VALLEY
BRANDYWINE
BOSTON MILLS
MAD RIVER MOUNTAIN
MT. BRIGHTON
PAOLI PEAKS
WILMOT
HIDDEN VALLEY
AFTON ALPS
SNOW CREEK
SWITZERLAND
ANDERMATT-SEDRUN*
CRANS MONTANA*
CRANS MONTANA
ANDERMATT SEDRUN

**Denotes a destination mountain resort, which generally receives a meaningful portion of skier visits from long-distance travelers, as opposed to our regional ski areas, which tend to generate skier visits predominantly from their respective local markets.*

Our Mountain segment derives revenue through the sale of lift tickets, including pass products, as well as a comprehensive offering of amenities available to guests, including ski and snowboard lessons, equipment rentals and retail merchandise sales, a variety of dining venues, private club operations and other winter and summer recreational activities. In addition to providing extensive guest amenities, we also lease some of our owned and leased commercial space to third party operators to add unique restaurants and retail stores to the mix of amenities at the base of our resorts.

Many of our destination mountain resorts operate year-round and provide a comprehensive resort experience to a diverse clientele with an attractive demographic profile. We offer a broad complement of winter and summer recreational activities, including skiing, snowboarding, snowshoeing, snowtubing, sightseeing, mountain biking, guided hiking, challenge ropes courses, alpine slides, mountain coasters, children’s activities and other recreational activities. Collectively, our Resorts are located in close proximity to population centers totaling approximately 110 million people.

Destination Mountain Resorts

Rocky Mountains (Colorado and Utah Resorts)

- Vail Mountain Resort (“Vail Mountain”) - the second most visited mountain resort in the United States (“U.S.”) for the 2025/2026 ski season. Vail Mountain offers some of the most expansive and varied terrain in North America with approximately 5,300 skiable acres including seven world renowned back bowls and the resort’s Blue Sky Basin.
- Breckenridge Ski Resort (“Breckenridge”) - the third most visited mountain resort in the U.S. for the 2025/2026 ski season. Breckenridge offers five interconnected peaks with an expansive variety of terrain for every skill level, including access to above-tree-line intermediate and expert terrain, and progressive and award-winning terrain parks.
- Park City Resort (“Park City”) - the fifth most visited mountain resort in the U.S. for the 2025/2026 ski season and the largest by acreage in the U.S. Park City offers 7,300 skiable acres, including diverse terrain for every type of skier and snowboarder. In 2024, the International Olympic Committee selected Salt Lake City as the host for the 2034 Winter Olympics, naming Park City as an official venue for certain competitions.
- Keystone Resort (“Keystone”) - the seventh most visited mountain resort in the U.S. for the 2025/2026 ski season, as well as the largest area for night skiing in Colorado. Keystone is a premier destination for families with its “Kidtopia” program focused on providing activities for kids on and off the mountain.

- Beaver Creek Resort ("Beaver Creek") - the thirteenth most visited mountain resort in the U.S. for the 2025/2026 ski season. Beaver Creek is a European-style resort with multiple villages and a world-renowned children's ski school program focused on providing a first-class experience with unique amenities such as a dedicated children's gondola.
- Crested Butte Mountain Resort ("Crested Butte") - located in southwest Colorado and includes over 1,500 skiable acres and over 3,000 feet of vertical drop. Crested Butte is known for its historic town, iconic mountain peaks and legendary skiing and riding terrain.

Pacific Northwest (British Columbia, Canada)

- Whistler Blackcomb ("Whistler Blackcomb") - located in the Coast Mountains of British Columbia, Canada, approximately 85 miles (135 kilometers) from the Vancouver International Airport, Whistler Blackcomb is the largest year-round mountain resort in North America, with two mountains connected by the PEAK 2 PEAK gondola, which combined offer over 200 marked runs, over 8,000 skiable acres (3,300 hectares), 16 alpine bowls, three glaciers and one of the longest ski seasons in North America. In the summer Whistler Blackcomb offers a variety of activities, including hiking trails, a bike park and sightseeing. Whistler Blackcomb is a popular destination for international visitors and was home to the 2010 Winter Olympics.

Lake Tahoe Resorts

- Heavenly Mountain Resort ("Heavenly") - the twelfth most visited mountain resort in the U.S. for the 2025/2026 ski season. Located near the South Shore of Lake Tahoe with over 4,800 skiable acres, Heavenly straddles the border of California and Nevada and offers unique and spectacular views of Lake Tahoe. Heavenly offers great nightlife, including its proximity to several casinos.
- Northstar Resort ("Northstar") - located near the North Shore of Lake Tahoe, Northstar is the premier luxury mountain resort destination near Lake Tahoe, offering premium lodging, a vibrant base area and over 3,000 skiable acres. Northstar's village features high-end shops and restaurants, a conference center and a 9,000 square-foot skating rink.
- Kirkwood Mountain Resort ("Kirkwood") - located about 35 miles southwest of South Lake Tahoe, offering a unique location atop the Sierra Crest, Kirkwood is recognized for offering some of the best high-alpine advanced terrain in North America with 2,000 feet of vertical drop and over 2,300 skiable acres.

Switzerland

- Andermatt-Sedrun ("Andermatt-Sedrun") - located approximately 70 miles (110 kilometers) from Zurich, Switzerland in the Ursern Valley of the Swiss Alps and approximately 200 miles (320 kilometers) from Geneva, Switzerland. Andermatt-Sedrun offers nearly 75 miles (120 kilometers) of varied terrain and a top elevation of 9,800 feet (3,000 meters) across the mountains of Andermatt, Sedrun and Gemsstock, with connected access to independently owned Disentis. The ski area spans over 10 miles (16 kilometers) of scenic high-alpine terrain between Andermatt and Sedrun, including the iconic Oberalp Pass, and is connected by the Matterhorn Gotthard Bahn, a year-round railway.
- Crans-Montana Mountain Resort ("Crans-Montana") - located in the Valais canton of Switzerland, approximately 125 miles (200 kilometers) from Geneva and approximately 190 miles (310 kilometers) from Zurich. The resort spans nearly 4,900 feet (1,500 meters) of skiable vertical terrain, and approximately 87 miles (140 kilometers) of trails. Crans-Montana has a legacy of being a renowned outdoor sports destination, having hosted signature events such as the Ski World Cup, Mountain Bike World Cup, Omega European Masters and Caprices Festival. The commune of Crans-Montana has gourmet restaurants and luxury retail stores, as well as five-star hotels. The International Ski Federation Council has awarded the FIS Alpine World Ski Championships 2027 to Crans-Montana.

Regional Ski Areas

Our ski resort network allows us to connect guests with drive-to access and destination resort access on a single pass product. Building a presence near major metropolitan areas with large populations enables us to drive advance commitment pass product sales among a broad array of guests.

Northeast

We own and operate eight regional ski areas in the Northeast, all of which provide a compelling regional and local connection to guests within driving distance from the New York, Boston and the greater New England markets. Stowe is the premier, high-end regional ski area in the Northeast offering outstanding skiing and an exceptional base area experience. Okemo and Mount Snow are compelling regional destinations serving guests in the New York metropolitan area and throughout New England. Hunter Mountain is a day-trip ski area primarily serving the New York metropolitan area. Additionally, we own four ski areas in New Hampshire serving guests throughout New England.

Mid-Atlantic (Pennsylvania)

We own and operate eight regional ski areas in the Mid-Atlantic region serving guests in Philadelphia, Pittsburgh, Central & Southern New Jersey, Baltimore and Washington D.C. Our presence in the region allows us to offer compelling local options and easy overnight weekend and holiday trips, which are within driving distance from these markets.

Midwest

We own and operate ten regional ski areas in the Midwest that draw guests from Chicago, Detroit, Minneapolis, St. Louis, Indianapolis, Cleveland, Columbus, Kansas City and Louisville, among others. Located within proximity to major metropolitan markets, these ski areas provide beginners with easy access to beginner ski programs and many also offer night skiing for young adults and families. The proximity of these ski areas to metropolitan areas allows for regular usage by avid skiers.

Pacific Northwest (U.S.)

Located less than 85 miles from Seattle on the crest of Washington State's Cascade Range, Stevens Pass Resort ("Stevens Pass") offers terrain for all levels across more than 1,100 acres of skiable terrain. Stevens Pass has operated for over 80 years and is known for its numerous bowls, glades, faces and extensive lighted terrain for night skiing and riding.

Australia

Australia is an important market for both domestic skiing during the Australian winter and as a source of international visitation to the Northern Hemisphere in the Australian off-season, with approximately two million estimated Australian skier visits annually to North America, Europe and Japan. We own three of the five largest ski areas in Australia, which we serve with the Epic Australia Pass, an Australian dollar denominated pass product marketed specifically to Australian guests. Perisher, located in New South Wales, is the largest ski resort in Australia and primarily targets guests in the Sydney metropolitan area and the broader New South Wales market, while Falls Creek and Mount Hotham are two of the largest ski areas in Victoria and primarily target guests in the Melbourne metropolitan area and the broader Victoria market.

Ski Industry/Competition

There are approximately 770 ski areas operating in North America with approximately 490 in the U.S., ranging from small ski area operations that service day skiers to large resorts that attract both day skiers and destination guests looking for a comprehensive vacation experience. During the 2025/2026 North American ski season, combined skier visits for all ski areas in North America were approximately 72.9 million. Our North American Resorts had approximately 13.1 million skier visits during the 2025/2026 ski season, representing approximately 17.9% of North American skier visits.

There is limited opportunity for development of new destination ski resorts due to the limited private lands on which ski areas can be built, the difficulty in obtaining the appropriate governmental approvals to build on public lands and the significant capital needed to construct the necessary infrastructure. As such, there have been virtually no new destination ski resorts of scale in North America for over 45 years, which has allowed and should continue to allow the best-positioned destination resorts to benefit from future industry growth.

Our resorts compete with other major destination mountain resorts, including, among others, Aspen Snowmass, Deer Valley, Jackson Hole, Copper Mountain, Steamboat, Winter Park, Snowbird, Palisades Tahoe, Killington, Mammoth, St. Moritz and Zermatt, as well as other ski areas in Colorado, California, Nevada, Utah, the Pacific Northwest, the Northeast, the Southwest, British Columbia, Canada, Australia and Switzerland, and other destination ski areas worldwide as well as non-ski related vacation options and destinations. Our pass products compete with other single and multi-resort frequency pass products in North America, including the IKON Pass, the Indy Pass, the Mountain Collective Pass and various regional and local pass products.

The ski industry statistics stated in this section have been derived primarily from data published by the Canadian Ski Council and Kottke National End of Season Surveys as well as other industry publications.

Our Competitive Strengths

We believe our premier resorts and business model differentiate our Company from the rest of the ski industry. We own and operate some of the most iconic, branded destination mountain resorts in geographically diverse and important ski destinations in North America, including Colorado, Utah, Lake Tahoe and the Pacific Northwest, including British Columbia, Canada. These resorts are complemented by regional ski areas in the Northeast, Pacific Northwest, Midwest and Mid-Atlantic regions, which are strategically positioned near key U.S. population centers, as well as three ski areas in Australia and two ski resorts in Switzerland. Vail Resorts is uniquely positioned to differentiate the guest experience across our network as we have intentionally built a fully integrated owned and operated network of world-class resorts, connected through our pass and marketing ecosystem and supported by a unified data and technology platform. Our integrated marketing platform enables a differentiated ability to develop products and pricing across our owned resorts and our technology-enabled services delivers value to our guests by creating a more seamless, personalized and connected experience. We believe we invest in more capital improvements than our competitors and we create synergies through our owned and operated network of resorts, which enhances our profitability by enabling customers to access our network of resorts. Many of our destination mountain resorts located in the U.S. typically rank in the most visited ski resorts in the U.S. (four of the top ten for the 2025/2026 U.S. ski season), and most of our destination mountain resorts are consistently in the top ranked ski resorts in North America according to industry surveys, which we attribute to our ability to provide a high-quality experience. Additionally, we received six awards across multiple resorts and categories from the 2026 Condé Nast Traveler Readers' Choice Awards.

We believe the following factors contribute directly to each Resort's success:

Exceptional Mountain Experience

- World-Class Destination Mountain Resorts and Integrated Base Resort Areas

  Our destination mountain resorts offer a multitude of skiing and snowboarding experiences for beginner, intermediate, advanced and expert levels. Each destination mountain resort is fully integrated into expansive resort base areas offering a broad array of lodging, dining, retail, nightlife and other amenities, some of which we own or manage.

- Snow Conditions

  Our Resorts in the Rocky Mountain region of Colorado and Utah, the Sierra Nevada Mountains in Lake Tahoe and the Coast Mountains in British Columbia, Canada generally receive abundant snowfall each year, but we have invested significantly in snowmaking systems in these areas to help provide an even more consistent guest experience, especially in the early season.

  We have made significant investments in our snowmaking systems within the past several years that have transformed the early-season terrain experience at Vail, Keystone, Beaver Creek, Park City and Andermatt. Our other ski areas receive less snowfall than our western North American mountain resorts, but we have invested significantly in snowmaking operations at these resorts to provide a consistent experience for our guests. In calendar year 2026, the Company invested in various snowmaking projects, including at Okemo in order to enhance the early season guest experience and improve energy efficiency. Since calendar year 2016 we have invested over $105 million in improved snowmaking capabilities across our network. Additionally, we provide several hundred acres of groomed terrain at each of our mountain resorts with extensive fleets of snow grooming equipment.

- Lift Service

  We systematically upgrade our lifts and consistently put in new lifts to increase uphill capacity and streamline skier traffic to maximize the guest experience. Discretionary capital expenditures expected for the remainder of calendar year 2026 include, among other projects:

  - replacing Park City's eight-person Cabriolet lift with a new ten-person gondola, which is expected to increase capacity from the lower and mid-village areas to the upper village, enhance reliability and comfort during inclement weather, connect multiple gondolas and redistribute visitation to Canyons Villages;
  - replacing Seven Springs's Blitzen lift with a new fixed-grip four-person lift, which is expected to provide improved lift efficiency and reduce labor costs; and
  - replacing Whistler Blackcomb's two-person Showcase T-Bar with a new fixed-grip four-person lift, which is expected to provide faster, and more consistent access to some of Blackcomb's best alpine terrain and improve trail connections, skier flow and access into the Blackcomb Glacier zone.

- Since calendar year 2016 we have invested over $560 million in lift upgrades and new lifts across our network, which meaningfully increased lift capacity and reduced wait times at those lift locations, including four new or replacement lifts across three Resorts for the 2025/2026 North American ski season. Significant investments in the past ten years include, among other projects:
  - replacing Perisher's Double and Triple Chairs with a new high-speed six-person lift;
  - replacing Park City's fixed-grip two-person lift with a new ten-person Sunrise Gondola;
  - replacing two fixed-grip 4-person lifts at Andermatt with two new high-speed six-person lifts;
  - replacing Whistler Blackcomb's existing four-person high-speed Jersey Cream lift with a new six-person high-speed lift;
  - replacing Hunter Mountain's existing fixed-grip four-person Broadway lift with a new high-speed six-person lift and replacing and relocating the existing two-person fixed-grip E lift with a new four-person lift;
  - a new high-speed six-person lift in Bergman Bowl at Keystone;
  - replacing Breckenridge's fixed-grip double 5-Chair with a new high-speed four-person lift;
  - replacing Whistler Blackcomb's existing four-person high-speed Fitzsimmons lift with a new high-speed eight-person lift;
  - replacing Stevens Pass' fixed-grip double Kehr's Chair lift with a new four-person lift;
  - replacing the three-person fixed-grip Summit Triple lift at Attitash with a new high-speed four-person lift;
  - a new high-speed ten-person gondola at Whistler Blackcomb replacing the existing six-person gondola;
  - replacing Whistler Blackcomb's existing Big Red Express high-speed four-person lift with a high-speed six-person lift;
  - a new high-speed four-person lift in Vail's Sun Down Bowl;
  - replacing the four-person lift in Vail's Game Creek Bowl with a new high-speed six-person lift;
  - replacing Breckenridge's fixed-grip double Rip's Ride lift with a high-speed four-person lift;
  - a new high-speed six-person lift replacing Northstar's Comstock four-person lift;
  - replacing Heavenly's fixed-grip triple North Bowl lift with a high-speed four-person lift;
  - replacing 11 existing lifts at Stowe, Mount Snow, Attitash, Boston Mills, Brandywine, Jack Frost and Big Boulder with new high-speed and fixed-grip lifts;
  - the 250-acre lift-served terrain expansion in the McCoy Park area of Beaver Creek;
  - a new four-person high-speed lift to serve Peak 7 at Breckenridge;
  - replacing the four-person Peru lift at Keystone with a six-person high-speed lift;
  - an upgrade of the four-person Quantum lift at Okemo with a six-person high-speed lift, relocating the existing four-person Quantum lift to replace the Green Ridge three-person fixed-grip lift;
  - upgrading the Daisy and Brooks fixed-grip lifts at Stevens Pass to four-person high-speed lifts;
  - installing a new 10-person gondola running from the base to the top of Blackcomb Mountain, replacing the Wizard and Solar four person lifts with a single state-of-the-art gondola;
  - upgrading the four-person Emerald express lift to a high-speed six-person lift on Whistler Mountain;
  - upgrading the fixed-grip High Meadow lift to a four-person high-speed lift at the Canyons area of Park City; and
  - replacing each of the Northwoods lifts at Vail Mountain, the Peak 10 Falcon SuperChair at Breckenridge and the Montezuma lift at Keystone with new high-speed six-passenger lifts.

- Terrain Parks

  We are committed to leading the industry in terrain park design, safety, education and events for the growing segment of freestyle skiers and snowboarders. Each of our destination mountain resorts has multiple terrain parks that include progressively-challenging features. These terrain park structures, coupled with freestyle ski school programs, promote systematic learning from basic to professional skills.

Extraordinary Service and Amenities

- Commitment to the Guest Experience

  Our focus is to provide quality service at every touch point of the guest journey. Prior to arrival at our mountain resorts, guests can receive personal assistance through our full-service, central reservations group and through our comprehensive websites to book desired lodging accommodations, lift tickets and pass products, ski school lessons, equipment rentals, activities and other resort services. Upon arrival, our resort staff serve as ambassadors to engage guests, answer questions and foster a customer-focused environment.

  As the world's largest owned and operated ski resort company, Vail Resorts has consistently led the industry in innovation and is uniquely positioned to influence the end-to-end guest journey across its network of premier mountain destinations. During Fiscal 2026, we announced Epic Experience, which is a new era for the Company designed to deliver the best and most differentiated guest experience in skiing and riding. This begins a multi-year transformation of the end-to-end guest journey, setting a new standard for the modern ski experience across our network of premier mountain destinations. Epic Experience is about using the strength of our integrated model and leveraging our scale and technology to make the mountain journey more seamless, personalized and memorable. We intend to focus on the following five experience pillars to help drive future growth:

  - Reimagining Rentals with My Epic Gear - we are continuing the multi-year initiative to modernize and enhance the gear rental experience by integrating key features of the My Epic Gear program into traditional rental operations. Beginning in the 2026/2027 North American ski season, guests renting high-performance Demo equipment at 12 destination and regional resorts across North America can select specific ski or snowboard models and premium boot/binding options online before arrival, without paying a membership fee. Looking ahead to the 2027/2028 North American ski season, the Company plans to further expand its rental offerings with enhanced digital booking capabilities, model-specific gear selection, streamlined pickup through personalized equipment preferences and additional services such as slopeside valet and upgraded digital experiences.
  - Elevating Lessons into Personalized Mountain Experiences - we are enhancing and personalizing our ski and ride school offerings through new services and digital innovations. Beginning in the 2026/2027 North American ski season, at Vail Mountain and Beaver Creek, all private lessons will be upgraded to the Epic Ascent experience, which includes dedicated concierge support, white-glove gear rental, and personalized trip-planning services. The Company plans to expand Epic Ascent to additional mountain destinations for the 2027/2028 North American ski season. In addition, Vail Resorts is expanding its connected ski and ride school experience in the My Epic app from four to 14 resorts, providing features such as digital lesson check-in, real-time updates and photos for parents, and progression tracking to help guests monitor skill development and lesson milestones.
  - Setting a Higher Standard for Guest Engagement - we are continuing to invest in guest service and digital capabilities designed to create a more seamless, personalized, and connected experience throughout the guest journey. Beginning in the fall of 2026, guests will be able to purchase passes and lift tickets and share Epic Friend Tickets directly through the My Epic mobile application ("My Epic App"), with additional payment options including Apple Pay and Google Pay. Looking ahead to the 2027/2028 North American ski season, the Company plans to expand in-app functionality to include lesson and rental purchases, and introduce features powered by artificial intelligence ("AI") that support trip planning and deliver personalized recommendations and itineraries. These enhancements build on existing app features such as Mobile Pass, lift line wait times, Find My Friends, and personalized activity tracking.
  - Raising the Bar on Mountain Food - we are planning to invest in enhancements to our on-mountain dining experience, focusing on improving the quality and presentation of our most popular food offerings across 15 destination resorts. The initiative includes upgraded ingredients and chef-inspired preparations for core menu items that represent the majority of resort food sales, while maintaining pricing increases consistent with normal inflation. The Company also plans to continue developing resort-specific signature dishes that reflect the character of individual mountain destinations. In addition, we expect to introduce new technologies and operational improvements aimed at reducing wait times and increasing seating capacity, further enhancing the overall guest experience.
  - Investing in Top Talent to Drive Excellent Guest Service - we are continuing to invest in workforce and operational capabilities to enhance guest service and deliver more personalized experiences. Building on a previously announced $175 million investment in employee wages and benefits, the Company has implemented technology-enabled processes designed to attract and retain high-quality frontline employees.

These efforts have supported consistent staffing levels, improved employee retention, increased workforce efficiency, and strengthened service quality, contributing to record guest satisfaction scores during the 2025/2026 North American ski season, reinforcing our focus on exceeding guest expectations.

We are committed to continued technological innovation as a means to further enhance the quality of the guest experience and continue to shape our industry and culture. We recently achieved the following technological milestones:

- My Epic App - serves as our primary digital platform, enabling guests to purchase passes and lift tickets, access resorts through Mobile Pass technology, and engage with a range of on-mountain services and information. The app provides real-time operational updates, including trail conditions, lift status, lift line wait times, parking information, and personalized activity tracking, while also supporting features such as Find My Friends, Ski & Ride School and My Epic Assistant. Beginning with the 2026/2027 North American ski season, guests will be able to purchase passes and lift tickets and share Epic Friend Tickets directly through the app, with Apple Pay and Google Pay added as payment options. Looking ahead to the 2027/2028 North American ski season, the Company plans to expand in-app functionality to include lesson and rental purchases. Future enhancements are expected to leverage AI to support trip planning and deliver personalized recommendations and itineraries, further improving the guest experience.
- My Epic Gear - our gear membership and rental platform, offering guests the ability to select preferred ski and snowboard equipment, manage boot fitting, and coordinate equipment delivery through our website. The program currently operates at 12 destination and regional resorts across North America and includes equipment options for both adults and children. Beginning with the 2026/2027 North American ski season, the Company is integrating key My Epic Gear features into its traditional rental operations, including rebranding company-owned rental outlets at participating resorts and enabling guests renting high-performance Demo equipment to select specific gear models online before arrival without a membership fee. Looking ahead to the 2027/2028 North American ski season, Vail Resorts plans to further enhance its rental experience through expanded digital capabilities, personalized equipment preferences, streamlined pickup and delivery processes, and additional services such as slopeside valet and improved online and in-app booking functionality.
- Digital Ski and Ride School - we are further simplifying the pathway to progression with connected Ski and Ride School in the My Epic app by expanding from four to 14 resorts. A first-of-its-kind digitized offering, Ski and Ride School in the My Epic app offers guests in group lessons a seamless arrival with direct-to-lesson digital check-in. It helps parents stay connected with real-time updates and photos during child lessons, and monitor progression with skills tracking that includes badges for milestones achieved.
- My Epic Assistant - a feature within My Epic App, powered by AI and resort experts, My Epic Assistant provides real-time service to allow our guests to navigate their day at our resorts with confidence, efficiency and ease. Whether looking for the latest snow conditions, or on-mountain support with rentals and lessons, guests can simply open the My Epic App and use My Epic Assistant to point them in the right direction. This feature is currently available to all app users at Vail, Beaver Creek, Breckenridge, Keystone, Whistler Blackcomb and Park City.

We solicit guest feedback through a variety of surveys and results, which are used to help provide high levels of customer satisfaction, understand trends and develop future resort programs and amenities. We then utilize this guest feedback to help us focus our capital spending and operational efforts on the areas of the greatest need.

- Frontline Talent

Our talent philosophy is designed to help support the achievement of our mission and vision by placing the right talent to deliver on our future growth plans, and we believe our frontline talent is a strategic advantage. Over the past several years and as a part of Epic Experience, continued investments in frontline talent have driven strong staffing levels, with high engagement and season-to-season return rates, enabling our mountain resorts to deliver strong guest experience results, including on-mountain activities as well as at our restaurants, lodging, ski and ride school, and retail/rental locations. We continue to build a world-class frontline team through a disciplined, technology-enabled approach to staffing and scheduling. This approach has helped us remain fully staffed each season, become more selective in hiring for guest-service orientation, increase seasonal employee return rates and give employees more hours while reducing overall hiring and housing pressure. This is collectively translating to better service, with frontline teams serving as a key driver of record guest satisfaction scores for the 2025/2026 North American ski season. For more information, refer to the “Human Capital Management” section.

- Season Pass & Epic Day Pass Products

  We offer a variety of pass products, primarily season pass and Epic Day Pass products, for all our Resorts that are marketed towards both out-of-state and international (“Destination”) guests as well as in-state and local (“Local”) guests. These pass products are available for purchase prior to the start of the ski season, offering our guests value in exchange for their commitment to pass products with access to our Resorts before the season begins. Our pass program drives strong customer loyalty and mitigates exposure to more weather sensitive guests, leading to greater revenue stability and allowing us to capture valuable guest data. Additionally, our pass product customers typically ski more days each season than those guests who do not buy pass products, which leads to additional ancillary spending. In addition, our pass products attract new guests to our Resorts. For Fiscal 2026, our pass products generated approximately 70% of our total lift revenue and approximately 73% of total visitation (excluding complimentary access). Sales of pass products are a key component of our overall Mountain segment revenue and help create strong synergies among our Resorts. Our pass product offerings range from providing access for a certain number of days to one or a combination of our Resorts to our Epic Pass, which allows pass holders unlimited and unrestricted access to all our Resorts. The Epic Day Pass is a customizable one-to-seven day pass product purchased in advance of the season, for those skiers and riders who want to purchase access for a certain number of days during the season, and which is available in three tiers of resort offerings. All our various pass product options can be found on our consumer website www.snow.com. Information on our websites does not constitute part of this document.

  As part of our continued strategy to drive pass product sales and create a stronger connection between key skier markets and our iconic destination mountain resorts, we have continued to expand our portfolio of properties in recent years. We acquired Crans-Montana and Andermatt-Sedrun in May 2024 and August 2022, respectively. These acquisitions represent strategic investments to operate ski resorts in Europe as a part of our continued focus to expand our network of resort offerings, which provides a differentiated suite of options to our guests. In December 2021, we acquired Seven Springs Mountain Resort, Hidden Valley Resort and Laurel Mountain Ski Area in Pennsylvania (collectively, the “Seven Springs Resorts”), which added three regional ski areas strategically located near Pittsburgh, expanding our presence in the Mid-Atlantic region and generating incremental drive-to business from other major metropolitan areas such as Washington DC, Baltimore and Cleveland. Additionally, we enter into strategic long-term season pass alliance agreements with third-party mountain resorts, which for the 2026/2027 ski season include Telluride Ski Resort in Colorado, Hakuba Valley and Rusutsu Resort in Japan, Resorts of the Canadian Rockies in Canada, Les 3 Vallées in France, Disentis Ski Area and Verbier 4 Vallées in Switzerland, Skirama Dolomiti in Italy and Ski Arlberg, Saalbach and Zell am See-Kaprun, Zillertal, Sölden and Silvretta Montafon in Austria, which further increase the value proposition of our pass products.

  Pass product holders receive additional value in exchange for their advance commitment through our Epic Mountain Rewards program, which provides pass product holders a discount of 20% off on-mountain food and beverage, lodging, group ski school lessons, equipment rentals and more at our North American owned and operated Resorts. Epic Mountain Rewards is available for everyone who purchases an Epic Pass, Epic Local Pass, Epic Day Pass, Epic Military Pass and most of our other pass products, regardless of whether guests plan to ski one day or every day of the season. Additionally, Epic Coverage is included with the purchase of all pass products for no additional charge and provides refunds in the event of certain resort closures and certain travel restrictions, giving pass holders a refund for any portion of the season that is lost due to qualifying circumstances. Epic Coverage also provides refunds for qualifying personal circumstances including eligible injuries, job losses and other personal events.

  During the 2025/2026 North American ski season, we launched Epic Friend Tickets as a new benefit for our season-long pass holders. Pass Holders with an Epic Pass, Epic Local Pass, Epic Military Pass, Northeast Value Pass, and most of the Company's other season-long passes receive up to ten Epic Friend Tickets depending on when they purchase their Pass. Epic Friend Tickets provide 50% off lift tickets at the Company's 37 North American resorts, plus, friends can also apply 100% of the cost of one redeemed Epic Friend Ticket toward an eligible Epic Pass in the following season. Epic Friend Tickets replace and upgrade the former Pass benefits, Buddy Tickets and Ski With A Friend, which generally offered lower savings on lift ticket prices, and which varied by resort. This program is designed to enhance the value proposition of our pass products by encouraging social engagement and increasing trial among prospective guests.

  Beginning with the 2026/2027 North American ski season, the Company is introducing discounted Epic Pass and Epic Local Pass pricing for guests ages 13 to 30, providing a 20% reduction from standard pass prices to improve affordability and accessibility for younger skiers and riders. Additionally, eligible season-long Epic Pass holders who purchase early receive Epic Friend Tickets that provide discounted lift access for friends and family, supporting guest acquisition and engagement.

- Super Advanced Lift Tickets

  During the 2025/2026 North American ski season, we introduced a new lift ticket discount that provides guests with average savings of more than 30% off lift tickets at 12 of our top destination resorts for guests who purchase four or more weeks in advance, with potential savings exceeding $100 per ticket at certain time periods. Eligible guests who purchase lift tickets may apply a portion of their ticket purchase price toward the purchase of an Epic Pass for the following season.

- Premier Ski Schools

  Our mountain resorts are home to some of the highest quality and most widely recognized ski schools in the industry. Through a combination of outstanding training and abundant work opportunities, our ski schools have become home to many of the most experienced and credentialed professionals in the business. We complement our instructor staff with state-of-the-art facilities and extensive learning terrain, all with keen attention to guest needs. We offer a wide variety of adult and child group and private lesson options with a goal of creating lifelong skiers and riders and showcasing to our guests all the terrain our resorts have to offer.

  During the 2025/2026 North American ski season, we launched the new Ski and Ride School in the My Epic App, a new technology that creates a seamless, connected and next-level ski and ride school experience. Ski and Ride School features are available in the My Epic App for group lesson participants at Vail, Beaver Creek, Breckenridge and Keystone, offering digital check-in, real-time lesson updates, photo sharing, skills tracking and more. Beginning in the 2026/2027 North American ski season, we are expanding our offering of these features from four to 14 resorts.

  Beginning in the 2026/2027 North American ski season at Vail Mountain and Beaver Creek, we will upgrade all private lessons to Epic Ascent, an elevated private lesson experience featuring personalized service and enhanced guest support, including offering dedicated concierge services, white-glove gear rental, high-touch customer support and more. Epic Ascent is expected to expand across more of our mountain destinations in the 2027/2028 season.

- Dining

  Our Resorts provide a variety of quality on-mountain and base village dining venues, ranging from top-rated fine dining restaurants to on-mountain express service restaurants. For the 2025/2026 ski season, we operated approximately 280 dining venues at our Resorts.

  Beginning in the 2026/2027 North American ski season, as part of Epic Experience, we plan to elevate the quality and presentation of our most popular food offerings across 15 destination resorts, while continuing to develop unique resort-specific dining experiences. In addition to elevated food, we will be looking to add new technology and processes to reduce wait times and increase seating capacity.

- Retail/Rental

  We have approximately 330 retail/rental locations specializing in sporting goods including ski, snowboard and cycling equipment. Several of our rental locations offer delivery services, bringing ski and snowboard gear and expert advice directly to our guests. In addition to providing a major retail/rental presence at each of our Resorts, we also have retail/rental locations throughout the Colorado Front Range and in Minneapolis.

  Beginning in the 2026/2027 season, guests who book high-performance Demo rentals at our rental outlets across 12 participating resorts will receive the curated My Epic Gear experience without the membership fee. That includes the ability to select their preferred ski or snowboard model, and BOA® ski boots or Step On® bindings, online, ahead of their arrival. Ahead of the 2027/2028 winter season, our rental outlets are expected to offer expanded and upgraded gear and service options, which would include the ability for anyone to choose a specific gear model using My Epic App. Returning guests would have the ability to get their skis or snowboards fully teched, tuned and ready for pickup or delivery, without going through an in-store fitting process. Other future offerings potentially include slopeside valet and digital enhancements for easier browsing and booking.

  During the 2025/2026 North American ski season, we launched a new online retail destination for official resort and branded apparel and accessories. Available now at EpicShop.com, guests can shop exclusive merchandise from 15 world-class resorts to stay connected to the mountains year-round. Epic Shop features up to 40 styles per resort across 15 destinations: Vail Mountain, Breckenridge, Park City Mountain, Beaver Creek, Keystone, Whistler Blackcomb, Heavenly, Stowe, Okemo, Northstar, Kirkwood, Stevens Pass, Crested Butte, Mount Snow and Hunter Mountain.

- On-Mountain Activities

  We are a ski industry leader in providing comprehensive destination vacation experiences, including on-mountain activities designed to appeal to a broad range of interests. During the winter season, in addition to our offered ski experiences, guests can choose from a variety of non-ski related activities such as snowtubing, snowshoeing, scenic snow cat tours, backcountry expeditions, horse-drawn sleigh rides and high-altitude dining. During the summer season, our mountain resorts offer non-ski related recreational activities including scenic lift and gondola rides, mountain biking, horseback riding, guided hiking, 4x4 Jeep tours and our Epic Discovery program at Vail Mountain, Heavenly and Breckenridge. The Epic Discovery program encourages "learn through play" by featuring environmental educational elements interspersed between numerous activities, consisting of children's activities, challenge ropes courses, mountain excursions, an alpine slide and alpine coasters. The Mountain segment also operates several company-owned mountain resort golf courses, including three in Colorado, one in Vermont and two in Pennsylvania.

- Lodging and Real Estate

  High quality lodging options are an integral part of providing a complete resort experience. Our owned and managed properties proximate to our mountain resorts, including seven RockResorts branded properties (the seventh RockResorts property, Kindred Resort, commenced operations in Keystone, Colorado during Fiscal 2026) and a significant inventory of managed condominium units, provide numerous accommodation options for our mountain resort guests. Our recent real estate efforts have primarily focused on the potential to expand our destination bed base and upgrade our resorts through the sale of land parcels to third-party developers, which in turn provides opportunity for the development of condominiums, luxury hotels, parking and commercial space for restaurants and retail shops. Our Lodging and Real Estate segments continue to invest in resort related assets and amenities and seek opportunities to expand and enhance the overall resort experience.

Lodging Segment

Our Lodging segment includes owned and managed lodging properties, including those under our luxury hotel brand, RockResorts; managed condominium units in and around our mountain resorts in Colorado, Lake Tahoe, Utah, Vermont, New York, Pennsylvania and British Columbia, Canada; two NPS concessioner properties in and near Grand Teton National Park in Wyoming; a resort ground transportation company in Colorado; and company-owned and operated mountain resort golf courses managed by our Lodging operations, including two in Colorado, one in Wyoming, one in Lake Tahoe, California, and one in Park City, Utah. For additional property details, see Item 2. "Properties".

The Lodging segment currently includes approximately 4,500 owned and managed hotel rooms and condominium units. Our lodging strategy seeks to complement and enhance our mountain resort operations through our ownership or management of lodging properties and condominiums proximate to our mountain resorts and selective management of luxury resort hotels in premier destination locations.

In addition to our portfolio of owned and managed luxury resort hotels and other hotels and properties, our lodging business also includes a Colorado ground transportation company, which represents the first point of contact with many of our guests when they arrive by air to Colorado. We offer year-round ground transportation from Denver International Airport and Eagle County Airport to the Vail Valley (locations in and around Vail, Beaver Creek, Avon and Edwards) and Summit County (which includes Keystone, Breckenridge, Copper Mountain, Frisco and Silverthorne).

Lodging Industry/Market

Hotels are categorized by Smith Travel Research, a leading lodging industry research firm, as luxury, upper upscale, upscale, upper midscale, midscale and economy. The service quality and level of accommodations of our RockResorts' hotels place them in the upper upscale and luxury segment, which represents hotels achieving the highest average daily rates ("ADR") in the industry, and includes such brands as the Four Seasons, Ritz-Carlton and Marriott's Luxury Collection hotels. Our other hotels are categorized in the upper upscale and upscale segments of the hotel market. The luxury and upper upscale segments consist of approximately 1.3 million rooms in the U.S. as of July 31, 2026. For Fiscal 2026, our owned hotels, which include a combination of RockResort hotels as well as other hotels in proximity to our Resorts, had an overall ADR of $324.58, a paid occupancy rate of 52.1% and revenue per available room ("RevPAR") of $169.04, as compared to the upper upscale segment's ADR of $232.83, a paid occupancy rate of 68.7% and RevPAR of $159.94. We believe that this comparison to the upper upscale segment is appropriate as our mix of owned hotels includes those in the luxury and upper upscale segments, as well as some of our hotels that fall in the upscale segment. The highly seasonal nature of our lodging properties typically results in lower average occupancy as compared to the upper upscale segment of the lodging industry as a whole.

Competition

Competition in the hotel industry is generally based on quality and consistency of rooms, restaurants, meeting facilities and services, the attractiveness of locations, availability of a global distribution system and price. Our properties compete within their geographic markets with hotels and resorts that include locally-owned independent hotels, as well as facilities owned or managed by national and international chains, including such brands as Four Seasons, Hilton, Hyatt, Marriott, Ritz-Carlton and Westin. Our properties also compete for convention and conference business across the national market. We believe we are highly competitive in the resort hotel niche for the following reasons:

- all of our hotels are located in unique, highly desirable resort destinations;
- our hotel portfolio has achieved some of the most prestigious hotel designations in the world, including one property in our portfolio that is currently rated as AAA 4-Diamond, one property receiving a 2025 Travel Award from Sunset Magazine and 32 awards across multiple properties and categories in the 2026 U.S. News & World Report;
- many of our hotels (both owned and managed) are designed to provide a look that feels integrated to their surroundings, enhancing the guest's vacation experience;
- each of our RockResorts hotels provides the same high level of quality and services, while still providing unique characteristics that distinguish the resorts from one another. This appeals to travelers looking for consistency in quality and service offerings together with an experience more unique than typically offered by larger luxury hotel chains;
- many of the hotels in our portfolio provide a wide array of amenities available to the guest such as access to world-class ski and golf resorts, spa and fitness facilities, water sports and other outdoor activities, as well as highly acclaimed dining options;
- conference space with the latest technology is available at most of our hotels, notably including our company-owned Keystone Conference Center, the largest conference facility in the Colorado Rocky Mountain region with more than 100,000 square feet of meeting, exhibit and function space and over 77,000 square feet of meeting and function space at Seven Springs Resorts;
- a central reservations system that leverages our mountain resort reservations system and has an online planning and booking platform, offering our guests a seamless and useful way to make reservations at our resorts; and
- active upgrades to the quality of the accommodations and amenities available at our hotels through capital improvements, including capital funding for third-party owned properties provided by the owners of those properties to maintain standards required by our management contracts.

National Park Concessioner Properties

We operate GTLC, which is based in the Jackson Hole area of Wyoming and operates within Grand Teton National Park under a concession agreement with the NPS. The previous concession agreement originally expired on December 31, 2021, but was amended most recently to extend the term through December 31, 2026. During Fiscal 2026, the Company submitted a bid on behalf of GTLC and was selected for a new 15-year concession agreement, which is subject to review by Congress and is expected to become effective on January 1, 2027, with an expiration date of December 31, 2041. We also own Flagg Ranch, located in Moran, Wyoming and centrally located between Yellowstone National Park and Grand Teton National Park on the John D. Rockefeller, Jr. Memorial Parkway (the "Parkway"). Flagg Ranch operates under a concession agreement with the NPS that expires October 31, 2028. GTLC's operations within Grand Teton National Park have an operating season that generally runs from May through early October.

Four concessioners provide accommodations within Grand Teton National Park, including GTLC. We primarily compete with such companies as Aramark Parks & Resorts, Delaware North Companies Parks & Resorts, ExplorUS, POWDR and Xanterra Parks & Resorts in retaining and obtaining NPS concession agreements. In a normal operating season, GTLC offers three lodging options within Grand Teton National Park: Jackson Lake Lodge, a full-service, 385-room resort with 17,000 square feet of conference facilities; Jenny Lake Lodge, a small, rustically elegant retreat with 37 cabins; and Colter Bay Village, a facility with 166 log cabins, 66 tent cabins, 337 campsites and a 112-space recreational vehicle park. We operate two additional campgrounds separate from these facilities: the 304-site Gros Ventre Campground and 51-site Jenny Lake Campground. GTLC offers dining options as extensive as its lodging options, with cafeterias, casual eateries and fine dining. We operate 11 retail outlets located throughout the GTLC properties. GTLC's resorts provide a wide range of activities for guests to enjoy, including cruises on Jackson Lake, boat rentals, horseback riding, guided fishing, float trips and guided Grand Teton National Park tours. As a result of the extensive amenities offered, as well as the tremendous popularity of the National Park System, GTLC's accommodations within Grand Teton National Park generally operate near full capacity during their operating season.

Real Estate Segment

We have extensive holdings of real property at our mountain resorts primarily throughout Summit and Eagle counties in Colorado, as well as proximate to our resorts in Park City and Whistler Blackcomb. The principal activities of our Real Estate segment include the sale of land parcels to third-party developers and planning for future real estate development projects, including zoning and acquisition of applicable permits. We continue undertaking preliminary planning and design work on future projects and are pursuing opportunities with third-party developers rather than undertaking our own significant vertical development projects. In addition to the cash flow generated from real estate development sales, these development activities benefit our Mountain and Lodging segments by (1) creating additional resort lodging and other resort related facilities and venues (primarily restaurants, spas, commercial space, skier services facilities and parking structures) that provide us with the opportunity to create new sources of recurring revenue, enhance the guest experience and expand our destination bed base; (2) controlling the architectural themes of our resorts; and (3) expanding our property management and commercial leasing operations.

Marketing and Sales

Our Mountain segment's marketing and sales efforts are focused on leveraging marketing analytics to drive targeted and personalized marketing to our existing and prospective guests. We capture guest data on the vast majority of guest transactions through sales of our pass products, lift tickets, ski and ride school products, gear rentals and lodging properties on our e-commerce platform, as well as through our mobile applications and our lift ticket windows. We promote our Resorts using guest-centric, full-funnel omni-channel marketing campaigns leveraging video and connected television, digital marketing (including social, influencer, search and display), email, direct mail, promotional programs and other media channels. We also have marketing programs directed at attracting groups, corporate meetings and convention business. Most of our marketing efforts drive traffic to our websites, where we provide our guests with information regarding each of our Resorts, including services and amenities, reservations information, virtual tours and the opportunity to book/purchase our full suite of products (e.g., lift access, lodging, ski and ride school, rentals, etc.) for their visits. Additionally, we increasingly engage guests through our mobile applications, which have seen growing adoption and have become an important driver of guest engagement and the overall resort experience. We also enter into strategic partnerships with companies to enhance the guest experience at our Resorts, as well as to create opportunities for cross-marketing.

For our Lodging segment, we promote our hotels and lodging properties through marketing and sales programs, which include marketing directly to many of our guests through our digital channels (e.g., search, social and display), promotional programs and print media advertising, all of which are designed to drive traffic to our websites and central reservations call center. We also promote comprehensive vacation experiences through various package offerings and promotions, combining lodging, lift tickets, ski school lessons, ski rental equipment, transportation and dining. In addition, our hotels have active sales forces to generate conference and group business. We market our resort properties in conjunction with our mountain resort marketing efforts where appropriate, given the strong synergies across the two businesses.

Across both the Mountain and Lodging segments, sales made through our websites and call center allow us to transact directly with our guests, which further expands our customer base and enables analytics to deliver an increasingly guest-centric marketing experience.

Seasonality

Ski resort operations are highly seasonal in nature, with a typical ski season in North America and Europe generally beginning in mid-November and running through mid-April. In an effort to partially mitigate the concentration of our revenue in the winter months in North America, we offer several non-ski related activities in the summer months such as sightseeing, mountain biking, guided hiking, mountain coasters, alpine slides, golf (primarily included in the operations of the Lodging segment) and our Epic Discovery program. These activities help attract destination conference and group business to our Resorts in our off-season. In addition, the operating results of our Australian Resorts, where the ski season generally occurs from June through early October, partially counterbalances the concentration of our revenues during this seasonally lower period in North America.

Our lodging business is also highly seasonal in nature, with peak seasons primarily in the winter months, with the exception of GTLC, Flagg Ranch, certain managed properties and mountain resort golf operations. We actively promote our extensive conference facilities and have added more off-season activities to help offset the seasonality of our lodging business.

Environmental & Social Responsibility

At Vail Resorts, our approach to environmental and social responsibility is built on four areas where we believe we can make the greatest impact: Sustainability, Community Support, Access to Snowsports and Employee Experience. Our core values fuel

our commitment to protecting the environments in which we operate; investing in our employees; supporting our communities; and growing participation in skiing and snowboarding. As a company rooted in the great outdoors, we have a unique responsibility to protect and preserve the incredible environments in which we operate. The environment is our business, and we focus on climate change mitigation and adaptation, resource conservation and the long-term resilience of the communities and ecosystems where we operate. Vail Resorts launched Commitment to Zero in 2017, our bold goal to reach a zero net operating footprint by 2030. This commitment includes (i) achieving zero net emissions by reducing greenhouse gas emissions, improving resource efficiency and investing in renewable energy, (ii) zero waste to landfill and (iii) zero net operating impact to forests and habitat by restoring an acre of forest for every acre permanently impacted by our new and expanded operations.

As a result of this commitment, Vail Resorts was accepted as the first travel and tourism company into RE100, a collaborative initiative uniting more than 400 global and influential businesses committed to 100% renewable electricity. In 2026, Kirkwood Mountain Resort received the National Ski Areas Association's Golden Eagle Award for Innovation in Sustainability for its on-site wood mill, which repurposes fallen and hazardous trees for use across the resort. Vail Resorts was also named a finalist for Overall Environmental Excellence for its renewable-electricity program, and a Vail Resorts employee was named a finalist for the Hero of Sustainability Award. During Fiscal 2026, we continued to advance our renewable-electricity strategy through large-scale projects such as Plum Creek Wind and Elektron Solar, local utility renewable-energy programs and on-site solar installations that support resort operations. We also invested in energy-efficiency projects, reduced landfill waste through recycling, composting, reuse and operational improvements, and supported forest health and restoration through reforestation, wildfire-mitigation and habitat-stewardship initiatives that help advance our Commitment to Zero goals and support long-term ecosystem resilience.

Through direct EpicPromise grants and contributions from our $1 guest donation program, we partnered with several local environmental organizations to fund environmental stewardship projects, including the National Forest Foundation, the Tahoe Fund, Grand Teton National Park Foundation and Mountain Trails Foundation in Park City. We continue to encourage our employees to help protect the environment and support their local community by volunteering with various local organizations. Vail Resorts was recognized by Newsweek as one of the "Most Trustworthy Companies in America" in 2026, 2025 and 2024, which we believe reflects our focus on building customer, investor and employee trust through listening, learning and adapting to the needs of our team members and guests, while remaining responsible stewards through our industry-leading sustainability efforts.

For Fiscal 2026, our community support efforts prioritized larger grants in key communities to support affordable housing and accessible childcare, while continuing to support locally identified needs, including food security, access to education, mental health, environmental stewardship and other essential services. During the year, we provided cash, product and service grants to more than 400 nonprofit community partners. Our Epic for Everyone program supports access, continued participation and career opportunities across the communities we serve. With support from the Katz Amsterdam Foundation and nonprofit partners, the program includes Youth Access in mountain and metropolitan communities, Adaptive Access for individuals facing mental or physical barriers and Adult Access that supports continued participation and pathways into the snow sports industry. During Fiscal 2026, these programs hosted more than 16,000 youth at our resorts with complimentary products and services. The EpicPromise Foundation supports Vail Resorts employees and dependents when they face unexpected challenges and helps them pursue educational goals. Funded through contributions from the Company, employees, guests and other supporters, the Foundation provides hardship relief grants and educational scholarships. During Fiscal 2026, the Foundation provided more than $1 million in grants and scholarships to employees and dependents. For more information about our environmental and social responsibility programs, visit www.vailresorts.com/responsibility/overview. Information on our websites does not constitute part of this document.

Human Capital Management

At Vail Resorts, our talent philosophy is designed to fully achieve our mission and vision by ensuring we have the talent in place to deliver on our future growth plans. We are truly passionate about our people, and we are focused on attracting, developing and retaining the best talent and building the best teams around them. Our human capital strategy focuses on creating an inclusive workplace culture that enables all employees to reach their full potential through merit-based advancement opportunities, comprehensive development programs, and fair employment practices. At fiscal year end, we employed approximately 6,500 year-round employees. Over the course of our Resorts' various winter and summer operating seasons, we employed approximately 44,400 and 47,500 seasonal employees in Fiscal 2026 and Fiscal 2025, respectively. In addition, we employed approximately 350 year-round employees and 120 seasonal employees on behalf of the owners of our managed hotel properties. We consider our employee relations to be positive.

The Vail Resorts talent philosophy recognizes that people are our most important asset in driving our business growth, and outlines the role that leaders play in attracting, developing, engaging, retaining and rewarding high performing, high potential

talent, including supporting them to achieve their future career growth. Over the past several years, ongoing investments in frontline talent have driven strong staffing levels, with high engagement and season-to-season return rates, enabling our mountain resorts to deliver strong guest experience results, including on-mountain activities as well as at our restaurants, lodging, ski and ride school, and retail/rental locations. These investments included: (i) competitive wages and benefits for all of our hourly employees, including seasonal frontline staff; (ii) investments in our human resources systems and processes to support full staffing with top frontline talent and deliver enhanced employee experience; (iii) investments in differentiated frontline training and leadership development programming; (iv) investments in mental health and wellness programming, made available to all employees, even if they are not enrolled in an employer-sponsored healthcare plan, which includes free mental health therapy sessions; and (v) investments in unique employee benefits, including ski passes for employees and dependents, complementary ski/ride coupons and a 40% discount for retail and rental gear. Collectively, we believe these investments helped attract top frontline talent from the external market and drove strong frontline retention and return rates.

To ensure we are building high performing teams, we encourage every employee at every level within the Company to continuously grow their leadership by participating in ongoing training and events that build leadership capability and drive aligned leadership expectations to enable business outcomes. We offer a broad range of professionally designed development programs, including tailored development for our highest performing, highest potential employees who make up our long-term leadership succession pipeline, as well as programs for our seasonal, frontline talent, designed to ensure we deliver a differentiated guest experience through service-based leadership. We also leverage a quarterly continuous listening survey to measure and understand the key drivers of sustainable engagement among our employees, make timely adjustments to maintain strong alignment, and to care for the needs of our employees. We reinforce the principles of these programs through in-resort frontline recognition programs and manager-led career development conversations for frontline staff.

Vail Resorts Culture

Core to our human capital management strategy is our mission – to create an *Experience of a Lifetime* for our employees so they can in turn create an *Experience of a Lifetime* for our guests. We have a values-based leadership culture that places a premium on leader transparency, vulnerability and authenticity. We look for people to join Vail Resorts who are brave, passionate and ambitious. As Vail Resorts employees, we hold ourselves accountable for living these seven core values every day in everything we do: Serve Others, Do Right, Do Good, Be Safe, Have Fun, Be Inclusive and Drive Value.

We engage our team members by fostering a supportive, values-based culture and workplace. We believe our culture is core to driving and sustaining future growth for the Company.

Our "Be Inclusive" core value is foundational to the business imperative of driving and sustaining future growth and means that we expect everyone at our Company to be welcoming to all persons regardless of their backgrounds, races, gender identities, sexual orientations, abilities and other differences. Our "Elevate" leadership competency further focuses all our leaders to be self-aware of their own behavior so they can foster environments where everyone can thrive.

We are also committed to providing our employees with an *Experience of a Lifetime*. We have a holistic set of total rewards programs designed to support all aspects of that experience for all, and we strive to be competitive with the external market for talent. In addition, we conduct regular pay equity audits and make adjustments as needed.

Our Code of Conduct states that every employee is entitled to work in a respectful environment that is free of harassment and discrimination and we require our full-time, year-round employees, as well as certain seasonal employees, to complete annual training as part of our Code of Conduct. This annual requirement includes training on a variety of topics, such as ethical leadership, financial integrity, information security/data privacy, and anti-harassment. In Fiscal 2026, the training was completed by 97% of this employee base.

Mountain Safety

The health and safety of our employees is a top priority. It is the shared responsibility of every employee to actively participate in creating a safe and secure environment and to minimize injuries. To that end, we routinely:

- provide resources and education to promote safe operating environments at our resorts, including compliance with Occupational Safety and Health Administration standards, as well as to improve overall workplace safety and health. This includes regular and ongoing safety training and assessments as well as safety audits, and all employees are required to take annual slope safety training;
- empower all employees to report risks or concerns real time, proactively assess risks to identify and mitigate unsafe conditions and integrate learnings from incidents to prevent future occurrences across our network of resorts; and
- hire and train a dedicated health and safety team that oversees resort operations as well as highly trained ski patrol professionals at each resort and in the Patrol Center of Excellence.

Employee Housing

While identifying and securing affordable housing options is challenging in some of the communities in which we operate, providing frontline employees affordable housing in our resort communities is a critical aspect of the employee value proposition.

Enterprise Transformation

As Vail Resorts has grown, we have continued to evolve our operating model to improve organizational effectiveness and enhance the employee and guest experience through our Epic Experience strategy. Through our Resource Efficiency Transformation ("RET"), we are leveraging our scale, operating capabilities and technology to simplify work, improve outcomes and create capacity for employees to focus on delivering exceptional experiences for our guests.

In fiscal years 2025 and 2026, we executed our RET initiatives. Through initiatives focused on Scaled Operations, Global Shared Services and Workforce Management, the RET initiatives delivered more than $100 million in annualized run-rate efficiencies and established the operational foundation for the next phase of our transformation journey (the "Technology Transformation").

The Technology Transformation is designed to improve how work gets done through the integration of technology and AI to deliver better and faster results, by simplifying and automating processes and reducing administrative burden to create capacity for teams to focus on the highest impact ways to elevate the employee and guest experience and achieve our Epic Experience strategy.

This transformation is a natural progression for our Company. It builds on our success and positions us for sustainable growth while remaining anchored in our Mission: to create an Experience of a Lifetime for both employees and guests. The Company will continue to invest in capabilities that improve organizational effectiveness, enhance the employee and guest experience and support long-term growth.

Intellectual Property

The development of intellectual property is part of our overall business strategy, and we regard our intellectual property as an important element of our success. Accordingly, we protect our intellectual property rights and seek to protect against its unauthorized use through international, national and state laws and common law rights. We file applications for and obtain trademark registrations and have filed for patents to protect inventions, and we plan to continue to do so where appropriate. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements and contractual provisions.

In the highly competitive industry in which we operate, trademarks, service marks, trade names and logos are very important in the sales and marketing of our pass products, destination mountain resorts and regional ski areas, lodging properties and services. We seek to register and protect our trademarks, service marks, trade names and logos and have obtained a significant number of registrations for those trademarks. We believe our brands have become synonymous in the travel and leisure industry with a reputation for excellence in service and authentic hospitality. Among other national and international trademark registrations, the Company owns U.S. federal registrations for *Epic*®, *Epic Pass*®, *Vail Resorts*®, *Vail*®, *Beaver Creek*®, *Breckenridge*®, *Keystone*®, *Crested Butte & Design*®, *Kirkwood & Design*® and *Heavenly*®. The Company also owns Canadian and U.S. trademark registrations for the *Whistler Blackcomb & Design*® name and logo, and Swiss trademark registrations for the *CMA Group*® and *Giorgio Rocca*® name and logos.

Environmental Compliance and other Laws and Regulations

Our operations are subject to federal, state and local laws and regulations governing the environment, including laws and regulations governing water and sewer discharges, water use, air emissions, soil and groundwater contamination, the maintenance of underground and aboveground storage tanks and the disposal of waste and hazardous materials. Examples of such laws and regulations in the U.S. include the National Environmental Policy Act (NEPA), the California Environmental Quality Act and the Vermont Land Use and Development Act. Internationally, we are subject to the Forest and Range Practices Act and Watershed Sustainability Act in British Columbia as well as the Environmental Planning and Assessment Act 1979 (NSW, Australia) and the Environment Protection Act 1970 and the Environment Protection and Biodiversity Conservation Act 1999 (Victoria, Australia). We are also required to comply with all applicable Swiss regulations, including federal acts and ordinances, as well as Cantonal authorities.

Various federal, state, local and provincial regulations also govern our resort operations, including liquor licensing and food safety regulations applicable to our food and beverage operations and safety standards relating to our lift operations and heli-ski operations at Whistler Blackcomb. Each resort is subject to state, county, regional and local government land use regulations

and restrictions, including, for example, employee housing ordinances, zoning and density restrictions, noise ordinances and wildlife, water and air quality regulations. We believe that we are in compliance, in all material respects, with environmental and other laws and regulations. Compliance with such provisions has not materially impacted our capital expenditures, earnings, or competitive position, and we do not anticipate it will have a material impact in the future.

Contracts with Governmental Authorities for Resort Operations

U.S. Forest Service Resorts

The operations of Breckenridge, Vail Mountain, Keystone, Crested Butte, Stevens Pass, Heavenly, Kirkwood, Mount Snow, Attitash and portions of Beaver Creek and Wildcat are conducted on land under the jurisdiction of the U.S. Forest Service (collectively, the “Forest Service Resorts”). The 1986 Ski Area Permit Act (the “1986 Act”) allows the Forest Service to grant Term Special Use Permits (each, a “SUP”) for the operation of ski areas and construction of related facilities on National Forest lands. In November 2011, the 1986 Act was amended by the Ski Area Recreational Opportunity Enhancement Act (the “Enhancement Act”) to clarify the Forest Service’s authority to approve facilities primarily for year-round recreation. Under the 1986 Act and the Enhancement Act, the Forest Service has the authority to review and approve the location, design and construction of improvements in the permit area and many operational matters.

Each individual national forest is required by the National Forest Management Act to develop and maintain a Land and Resource Management Plan (a “Forest Plan”), which establishes standards and guidelines for the Forest Service to follow and consider in reviewing and approving our proposed actions.

Each of the Forest Service Resorts operates under a SUP, and the acreage and expiration date information for each SUP is as follows:

Forest Service Resort	Acres	Expiration Date
Breckenridge	5,702	December 31, 2029
Vail Mountain	12,353	December 1, 2031
Keystone	8,376	December 31, 2032
Beaver Creek	3,801	November 8, 2039
Heavenly	7,050	May 1, 2042
Mount Snow	894	April 4, 2047
Attitash	279	April 4, 2047
Wildcat	953	November 18, 2050
Kirkwood	2,330	March 1, 2052
Stevens Pass	2,443	August 31, 2058
Crested Butte	4,350	September 27, 2058

We anticipate requesting a new SUP for each Forest Service Resort prior to its expiration date as provided by Forest Service regulations and the terms of each existing SUP. We are not aware of the Forest Service refusing to issue a new SUP to replace an expiring SUP for a ski resort in operation at the time of expiration. The Forest Service can also terminate a SUP if it determines that termination is required in the public interest. However, to our knowledge, no SUP has ever been terminated by the Forest Service over the opposition of the permit holder.

Each SUP contains a number of requirements, including indemnifying the Forest Service from third-party claims arising out of our operation under the SUP and compliance with applicable laws, such as those relating to water quality and endangered or threatened species. For use of the land authorized by the SUPs, we pay a fee to the Forest Service ranging from 1.5% to 4.0% of adjusted gross revenue for activities authorized by the SUPs. Included in the calculation are sales from, among other things, lift tickets, pass products, ski school lessons, food and beverage, certain summer activities, equipment rentals and retail merchandise.

The SUPs may be revised or amended to accommodate changes initiated by us or by the Forest Service to change the permit area or permitted uses. The Forest Service may amend a SUP if it determines that such amendment is in the public interest. While the Forest Service is required to seek the permit holder’s consent to any amendment, an amendment can be finalized over a permit holder’s objection. Permit amendments must be consistent with the Forest Plan and are subject to the provisions of the National Environmental Policy Act (“NEPA”), both of which are discussed below.

The 1986 Act requires a Master Development Plan ("MDP") for each ski area that is granted a SUP, and all improvements that we propose to make on National Forest System lands under any of our SUPs must be included in a MDP, which describes the existing and proposed facilities, developments and area of activity within the permit area. The MDPs are reviewed by the Forest Service for compliance with the Forest Plan and other applicable laws and, if found to be compliant, are accepted by the Forest Service. Notwithstanding acceptance by the Forest Service of the conceptual MDPs, individual projects still require separate applications and compliance with NEPA and other applicable laws before the Forest Service will approve such projects. We update or amend our MDPs for our Forest Service Resorts from time to time.

Whistler Blackcomb

Whistler Blackcomb is comprised of two mountains: Whistler Mountain and Blackcomb Mountain. Whistler Mountain and Blackcomb Mountain are located on Crown Land within the traditional territory of the Squamish and Lil'wat Nations. The relationship between Whistler Blackcomb and His Majesty the King in Right of British Columbia (the "Province") is largely governed by Master Development Agreements (the "MDAs") between the Province and Whistler Mountain Resort Limited Partnership ("Whistler LP") with respect to Whistler Mountain, and between the Province and Blackcomb Skiing Enterprises Limited Partnership ("Blackcomb LP") with respect to Blackcomb Mountain. Together, Whistler LP and Blackcomb LP are referred to as the "Partnerships."

The MDAs, which were entered into in February 2017, have a term of 60 years (expiring on February 23, 2077) and are replaceable for an additional 60 years by option exercisable by the Partnerships after the first 30 years of the initial term. In accordance with the MDAs, the Partnerships are obligated to pay annual fees to the Province at a percentage of gross revenues related to the operation of certain activities at Whistler Blackcomb.

The MDAs require that each of the mountains be developed, operated and maintained in accordance with its respective master plan, which contains requirements as to matters such as trail design and development, passenger lift development and environmental concerns. The MDAs grant a general license to use the Whistler Mountain lands and the Blackcomb Mountain lands for the operation and development of Whistler Blackcomb. The MDAs also provide for the granting of specific tenures of land owned by the Province to the Whistler LP or the Blackcomb LP, as applicable, by way of rights-of-way, leases or licenses. Each Partnership is permitted to develop new improvements to Whistler Mountain or Blackcomb Mountain, as the case may be, within standard municipal type development control conditions. We are obligated to indemnify the Province from third-party claims arising out of our operations under the MDAs.

Northeast Resorts

Stowe and Okemo operate partially on land that we own and partially on land we lease from the State of Vermont. With respect to Stowe, the land we own is on the Spruce Peak side of the resort while the land we lease from the State of Vermont is located on Mt. Mansfield in the Mt. Mansfield State Forest. The initial ten-year term of the lease commenced in June 1967, and the lease provides for eight separate ten-year extension options. The current term of the lease extends through June 2027, and there are three remaining ten-year extension options. With respect to Okemo, we own the Jackson Gore base area land and lease most of the skiable terrain from the State of Vermont. The initial ten-year term of the lease commenced in December 1963, and the lease provides for eight separate ten-year extension options. The current term of the lease extends through December 2033, and there are two remaining ten-year extension options. Under both leases, the land can be used for the development and operation of a ski area including ski trails, ski lifts, warming shelters, restaurants and maintenance facilities. For use of the land under the leases, we pay a fee to the State of Vermont based on revenue for activities authorized by the lease, such as lift tickets, pass products, food and beverage, summer activities and retail merchandise. We are obligated to indemnify the State of Vermont from third-party claims arising out of our operations under the lease.

Mount Sunapee lies within the Mount Sunapee State Park and operates on land that we lease from the State of New Hampshire. The initial twenty-year term of the lease commenced in July 1998, and the lease provides for three separate ten-year extension options. The current term of the lease extends through June 2028, and there are two remaining ten-year extension options. The land can be managed and operated as a ski area and summer recreational facility, including all its support activities, to provide year-round outdoor recreation. For use of the land under the lease, we pay a fee to the State of New Hampshire that includes both a base fee and a fee based on revenue from activities authorized by the lease, such as lift tickets, pass products, food and beverage, summer activities and retail merchandise. We are obligated to indemnify the State of New Hampshire from third-party claims arising out of our operations under the lease.

Laurel Mountain

Laurel Mountain Ski Area operates within Laurel Mountain State Park ("State Park") under a Concession Lease Agreement (the "Lease Agreement") with the Commonwealth of Pennsylvania, acting through the Department of Conservation and Natural

Resources (“Department”). The Lease Agreement, first entered into on October 15, 2018, allows for ski operations on approximately 387 acres of the State Park, including the existing ski area, buildings and equipment owned by the Department. The Lease Agreement is automatically renewed for a total of 35 one-year terms through October 31, 2051. We pay a fixed annual rent, as well as an additional amount based on the number of skier visits, with a cap subject to semi-annual consumer price index adjustments.

Australian Resorts

Perisher is located in the Kosciuszko National Park, the largest national park in New South Wales, Australia. The resort includes four villages (Perisher Valley, Smiggin Holes, Guthega and Blue Cow) and their associated ski fields, as well as the site of the Skitube Alpine Railway at Bullock’s Flat, which is accredited in accordance with the Rail Safety National Law (NSW) No. 82a. The Office of Environment and Heritage (“OEH”), an agency of the New South Wales government, which is part of the Department of Planning and Environment, is responsible for the protection and conservation of the Kosciuszko National Park. The National Parks and Wildlife Act 1974 (NSW) (“NPW Act”) establishes the National Parks and Wildlife Service and is responsible for the control and management of the Kosciuszko National Park.

The NPW Act requires the Kosciuszko National Park to be managed in accordance with the principles specified in that legislation, including the provision for sustainable visitor or tourist use and enjoyment that is compatible with the conservation of the national park’s natural and cultural values. The legislation also authorizes the Minister for the Environment and the Minister for Heritage (the “Minister”) to grant leases and licenses of land within the Kosciuszko National Park for various purposes, including for purposes related to sustainable visitor or tourist use and enjoyment. Under this power, the Minister has granted Perisher a lease and a license of specified land within the Kosciuszko National Park until June 30, 2048, with an option to renew for an additional period of 20 years. The lease and license provide for the payment of a minimum annual base rent with periodic increases in base rent over the term, turnover rent payments based on a percentage of certain gross revenue, remittance of park user fees and certain other charges, also subject to periodic increases over the term. The Minister has also granted Perisher a lease of the parking lot at Perisher Valley, which had an initial term expiration date of December 31, 2025, and is currently occupied on a month-to-month basis while the successor agreement is finalized.

Falls Creek and Hotham are located in the Alpine National Park in Victoria, Australia. Falls Creek and Hotham both operate on Crown land permanently reserved under the *Crown Land (Reserves) Act 1978* (Vic), with the exception of three small parcels of freehold land within the Hotham resort area. Each resort is subject to the *Alpine Resorts (Management) Act 1997* (Vic) (the “ARM Act”), which is in place to manage the development, promotion, management and use of the resorts on a sustainable basis and in a manner that is compatible with the alpine environment. The ARM Act established the Alpine Resorts Commission to plan for the direction and sustainable growth of Victoria’s five alpine resorts (including Falls Creek and Hotham). This includes review and coordination of the implementation of an Alpine Resorts Strategic Plan to which Falls Creek and Hotham are subject.

The ARM Act also established each of the Falls Creek Resort Management Board and Hotham Resort Management Board (the “RMBs”), each of which is appointed by, and responsible to, the Minister for Energy, Environment and Climate Change (the “Minister”). The RMBs are responsible for the management and collection of fees for entrance into the Alpine National Park and from Falls Creek and Hotham ski resorts. The ARM Act authorizes the RMBs to grant leases subject to Ministerial approval, and under this power, the entities operating the Hotham and Falls Creek resorts have each been leased land within the Alpine National Park under various long-term leases with differing expiration dates. The main lease for the ski field at Falls Creek expires December 31, 2040, while the main lease for the ski field at Hotham expires December 31, 2057. The key ski field leases provide for the payment of rent with both a fixed and variable component, a community service charge payable to the ARCC and a ski patrol contribution payable to RMBs. At Hotham, we also lease land known as ‘Dinner Plain’ within the Alpine National Park which expires on June 30, 2031, with an option to extend for a further 10 years.

The *Alpine Resorts (Management) Regulations 2009* (Vic) give the RMBs the power to declare the snow season, temporarily close the resort to entry if there is a significant danger to public safety, determine parts of a resort to which entry is prohibited, set aside areas of the resort for public use, parking, driving of vehicles, or landing of aircraft, and determine the areas for cross country ski trails, skiing, snowboarding and other snow play activities.

Swiss Resorts

Andermatt-Sedrun - acquired by the Company on August 3, 2022, Andermatt-Sedrun is located in the Ursern Valley of the Swiss Alps and comprises five mountains (Gemsstock, Nätschen, Sedrun/Oberalp, Realp and Valtgeva). Ski operations are

conducted on land owned by Andermatt Swiss Alps AG ("ASA") as freehold or leasehold properties, land owned by Ursern Corporation, land owned by the municipality of Tujetsch and land owned by private property owners.

ASA holds three leasehold properties, which are owned by either Ursern Corporation, a corporation under public law consisting of all the citizens of the Ursern Valley, or the Swiss Confederation, namely the Federal Department of Defense, Civil Protection, and Sport ("DDPS"). For the land owned by Ursern Corporation, ASA and Ursern Corporation have entered into a main framework concession agreement, dated August 13, 2013, which sets forth the terms and conditions for the use of the land in connection with ski infrastructure facilities in the Gemsstock and Nätschen-Gütsch-Oberalp areas ("Ursern Framework Concession"). The Ursern Framework Concession was entered into for a fixed term until December 31, 2032. An application for renewal of the Ursern Framework Concession must be submitted at least 12 months prior to the expiration of the concession agreement, and we anticipate applying for the renewal. For the land owned by the Swiss Confederation, ASA has entered into leasehold agreements with the DDPS, which have a term of 50 years expiring on April 10, 2067 and March 13, 2068.

Another part of the land on which the Andermatt-Sedrun resort operations are conducted is owned by the municipality of Tujetsch. By means of a personal easement agreement dated October 12, 2012, ASA was granted various building rights and rights of way to build, operate and maintain the T-Bars and lifts on Tujetsch's property. The personal easement agreement was entered into for a fixed term until October 12, 2032, and we anticipate applying for renewal.

With respect to Swiss operations, companies who provide for regular and commercial passenger transportation by rail, road and water as well as by cable cars and elevators must obtain a passenger transport concession from the Federal Office of Transport ("FOT"). Under the Ursern Framework Concession, ASA was granted the required concessions for all ski infrastructure facilities and the usage of the ski slopes on the property of the Ursern Corporation. In the course of expanding the ski infrastructure facilities Urserntal-Oberalp, the FOT granted ASA passenger transport concessions for a total of 12 cableway installations by means of a plan approval dated May 30, 2014. Each passenger transport concession has a separate expiration date between 2027 and 2065, and we will then be able to apply for an extension or new concession. Additionally, the plan approval included concessions and approvals for ancillary installations such as ski slopes, snowmaking systems, rolling carpets, railway station passenger subway and clearings.

Crans-Montana - acquired by the Company on May 2, 2024, Crans-Montana is located in the Valais canton of Switzerland. The acquired operations include: an approximate 84% ownership stake in Remontées Mécaniques Crans Montana Aminona SA ("CMA"), which controls and operates all the resort's lifts and supporting mountain operations, including four retail and rental locations; full ownership of SportLife AG, which operates one of the ski schools located at the resort; and full ownership of 11 restaurants located on and around the mountain (operated by Crans-Montana Food and Beverage SA, or "CMFB").

The municipalities of Crans-Montana and Lens hold a stake in CMA of approximately 9.47% and 3.33%, respectively, which, together with our ownership share, collectively accounts for a total of approximately 96.22% ownership. For the purpose of governing the exercise of selected rights and obligations as shareholders in CMA, we entered into a shareholders' agreement with the municipalities of Crans-Montana and Lens. The initial fixed term of the agreement expires on December 31, 2035, subject to future automated ten-year renewal periods, unless terminated by us or the municipalities acting jointly. Among other things, the shareholders' agreement provides for terms and conditions in relation to the election and governance of the board of directors, company policies, dividends, financial aspects and related matters.

The operations of the resort are conducted on land owned by CMA or CMFB as freehold or leasehold properties, land owned by regional civic communities, land owned by the municipalities of Crans-Montana or Lens and land owned by private property owners. Portions of the Crans-Montana resort operations are conducted on land owned by third parties, including local municipalities, via numerous registered easements, building rights, or other agreements. Certain of these building rights are also subject to federal concessions.

As noted above, companies who provide for regular and commercial passenger transportation by rail, road and water as well as by cable cars and elevators must obtain a passenger transport concession from the FOT. Crans-Montana was granted the required concessions for all ski infrastructure facilities and the usage of the ski slopes. Each passenger transport concession is granted for a maximum of 40 years and may then be extended, with the existing concessions having expiration dates between 2032 and 2047.

Concession Agreements

National Park Concessioner Properties

GTLC operates three lodging properties, food and beverage services, retail, camping and other services within the Grand Teton National Park under a concession agreement with the NPS. The previous concession agreement originally expired on December 31, 2021, but was amended most recently to extend the term through December 31, 2026. During Fiscal 2026, the Company submitted a bid on behalf of GTLC and was selected for a new 15-year concession agreement, which is subject to review by Congress and is expected to become effective on January 1, 2027, with an expiration date of December 31, 2041. Under the new agreement, the franchise fee percentage we pay to the NPS changes from a flat 8.01% to a tiered model of 14% to 22%, calculated off of the majority of our sales occurring in Grand Teton National Park. The new agreement also requires upgrades such as improved employee housing and fire protection, expanded food and beverage options and maintenance of over 400 buildings, a significant portion of which are historic and require specialized care.

Flagg Ranch Company, a wholly-owned subsidiary, provides lodging, food and beverage services, retail, service station, recreation and other services on the Parkway located between Grand Teton National Park and Yellowstone National Park. Our concession contract with the NPS for the Parkway expires on October 31, 2028, and we pay a fee of 5.3% to the NPS of a percentage of the majority of our sales occurring in the Parkway.

Prior to expiration of these concession contracts, we will have the opportunity to bid against other prospective concessioners for award of a new contract. The NPS may suspend operations under the concession contract at any time if the NPS determines it is necessary to protect visitors or resources within the Grand Teton National Park or during a federal government shutdown. The NPS may also terminate the concession contract for breach, following notice and a 15-day cure period or if it believes termination is necessary to protect visitors or resources within the Grand Teton National Park.

Available Information

We file with or furnish to the Securities and Exchange Commission ("SEC") reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These reports and proxy statements are available free of charge on our corporate website www.vailresorts.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We also use our website as a means of disclosing additional information, including for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure). Information on our websites does not constitute part of this document. Materials filed with or furnished to the SEC are also made available on its website at www.sec.gov.

ITEM 1A. RISK FACTORS.

Our operations and financial results are subject to various risks and uncertainties that could adversely affect our financial position, results of operations and cash flows. The risks described below should carefully be considered together with the other information contained in this report.

Risks Related to Our Business

We are subject to the risk of prolonged weakness in general market and macroeconomic conditions including adverse effects on the overall travel and leisure related industries.

Skiing, travel and tourism are discretionary recreational activities that can entail a relatively high cost of participation and may be adversely affected by economic slowdown or recession. Market and macroeconomic conditions in North America, Europe and parts of the rest of the world, including inflationary pressures, elevated interest rates, supply chain disruption, tariff and trade disputes, fluctuating commodity pricing, geopolitical conflicts and uncertainties, increased labor costs and shortages, increased fuel prices, high unemployment, erosion of consumer confidence, health pandemics, sovereign debt issues and financial instability in the global markets, among other factors, could have negative effects on the travel and leisure industry and on our results of operations. As a result of these and other economic uncertainties, we have experienced and may continue to experience changes in booking trends including guest reservations made much closer to the actual date of stay, a decrease in the length of stay, a decrease in consumer spending and/or a decrease in group bookings. We cannot predict what further impact these uncertainties may continue to have on overall travel and leisure or more specifically, on our guest visitation, guest spending or other related trends and the ultimate impact it will have on our results of operations. Additionally, the actual or perceived fear of weakness in the economy could also lead to decreased spending by our guests. This could be further exacerbated by the fact that we charge some of the highest prices for single day lift tickets and ancillary services in the ski industry; however, we offer pass products, including the Epic Day Pass, which are available at a discount to the single day lift

ticket prices. In the event of a decrease in visitation and overall guest spending we may decide we need to offer a higher amount of discounts and incentives than we have historically, which would adversely impact our operating results. Our Resorts also serve as a destination for international guests. To the extent there are material changes in exchange rates relative to the U.S. dollar or travel restrictions in place due to inflation, geopolitical conflicts or uncertainties, health pandemics or other factors, it could impact the volume of international visitation, which could have a significant impact on our operating results.

We may be adversely impacted by the effects of high or prolonged inflation and elevated interest rates.

Inflation increases the cost of goods we purchase and services we buy, the cost of capital projects and wages and benefits for our workforce. Although we may take measures to mitigate the impact of inflation through pricing actions or cost reduction measures, if we are not able to offset inflationary costs, our results of operations will be negatively impacted and possibly in a material manner. As a result, high and prolonged inflation could have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures also increase the cost of living and cost of travel, which decreases consumers' disposable income and could impact our guests' discretionary spending habits or willingness to visit our Resorts, which could reduce customer demand for the products and services that we offer and negatively impact our financial condition or results of operations. In addition, inflation in certain economies has resulted in, and may continue to result in, elevated interest rates. For example, while the U.S. Federal Reserve cut the federal funds rate three times in 2025 by a total of 75 basis points, the U.S. Federal Reserve raised rates by a total of 25 basis point following their September 2026 meeting. As a result, it remains to be seen whether interest rates will stabilize, increase or decrease, either globally or in the United States specifically. Our business could be adversely impacted by increases in the cost of borrowing from elevated interest rates. Elevated interest rates increase the borrowing costs on new debt, including debt we may refinance, as well as any existing variable rate indebtedness, and could affect the fair value of our investments.

We are vulnerable to unfavorable weather conditions and the impact of natural disasters.

Our ability to attract guests to our Resorts is partly influenced by weather conditions and by the amount and timing of snowfall during the ski season. Unfavorable weather conditions can adversely affect skier visits and our revenue and profits. Unseasonably warm weather may result in inadequate natural snowfall and reduce skiable terrain, which increases the cost of snowmaking and could render snowmaking, wholly or partially, ineffective in maintaining quality skiing conditions, including in areas which are not accessible by snowmaking equipment. On the other hand, excessive natural snowfall may significantly increase the costs incurred to groom trails and may make it difficult for guests to access our Resorts.

Additionally, there is scientific research that emissions of greenhouse gases continue to alter the composition of the global atmosphere in ways that are affecting and are expected to continue affecting the global climate. The effect of climate change, including any impact of global warming, could have a material adverse effect on our results of operations as a result of decreased snowfall, increased weather variability and/or warmer overall temperatures, which could adversely affect skier visits and our revenue and profits. Revenues and profits generated from mountain summer activities/sightseeing and golf peak season operations are not nearly sufficient to off-set off-season losses from our other mountain and lodging operations. This impact could be exacerbated by climate change.

There can be no assurance that our Resorts will receive seasonal snowfalls near their historical averages. An example of weather variability was observed throughout the 2025/2026 North American ski season, where record low snowfall and historically warm temperatures across the western U.S. led to decreased skier visitation and earlier resort closures, which particularly impacted our resorts in the Rockies and Tahoe regions. Past ski season snowfall levels or consistency of snow conditions can impact sales of pass products or other advanced bookings. Additionally, the early season snow conditions and skier perceptions of early season snow conditions can influence the momentum and success of the overall ski season. Unfavorable weather conditions can adversely affect our Resorts and lodging properties as guests tend to delay or postpone vacations if conditions differ from those that are typical at such Resorts for a given season. Although we have created geographic diversification to help mitigate the impact of weather variability, there is no way for us to predict future weather patterns or the impact that weather patterns may have on our results of operations or visitation.

A severe natural disaster, such as a forest fire, may interrupt our operations, damage our properties, reduce the number of guests who visit our Resorts in affected areas and negatively impact our revenue and profitability. Damage to our properties could take a long time to repair and there is no guarantee that we would have adequate insurance to cover the costs of repair and recoup lost profits. Furthermore, such a disaster may interrupt or impede access to our affected properties or require evacuations and may cause visits to our affected properties to decrease for an indefinite period. The ability to attract visitors to our Resorts is also influenced by the aesthetics and natural beauty of the outdoor environment where our Resorts are located. A severe forest fire or other severe impacts from naturally occurring events could negatively impact the natural beauty of our Resorts and have a long-term negative impact on our overall guest visitation as it could take several years for the environment to recover.

We are increasingly incorporating AI technologies into our business operations, which creates new and evolving risks that could adversely affect our business and reputation.

We have integrated and expect to continue to further integrate AI and machine learning technologies into various aspects of our business operations. Due to the nascent nature of AI, its use may present evolving risks that are not yet fully identifiable. For example, AI models may be flawed or rely on datasets that are insufficient, inaccurate, or biased, and may produce outputs that are incorrect, misleading, or otherwise inappropriate AI models and services also may require access to large volumes of data, including personal information, which may heighten risks relating to data privacy, data security, and the protection of proprietary and third-party intellectual property. AI and machine learning tools may also be used improperly by our employees in the course of carrying out their responsibilities. There is also no assurance that use of AI will produce the efficiencies, cost savings or other benefits we anticipate.

Additionally, because AI technologies are highly complex and rapidly developing, we may not be able to identify or anticipate all legal, operational, or technological risks that may arise from their use. Specifically, the rapid and uncertain development of legal and regulatory frameworks governing AI creates some risk that new or proposed laws, regulations and standards could increase our costs, limit our ability to deploy AI as intended and expose us to regulatory scrutiny, litigation or reputational harm.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, reputation, and cash flows.

Our Epic Coverage program may require us to provide significant refunds to our pass product holders, which would result in reduced revenue and could also expose us to the risk of customer complaints and negative perception about our pass products.

Epic Coverage is included with the purchase of all pass products for no additional charge. Epic Coverage offers refunds to pass product holders if certain qualifying personal or Resort closure events occur before or during the ski season, subject to express terms and conditions. Accordingly, to the extent that a significant volume of qualifying events occur during the ski season, we could be required to provide a significant amount of refunds to our pass product holders, subject to express terms and conditions, which could have a material negative impact on our financial performance and condition.

The estimated amount of refunds reduces the amount of pass product revenue recognized by the Company. To estimate the amount of refunds under Epic Coverage, the Company considers historical claims data for personal events and the Company's operating plans for its Resorts. The Company believes the estimates of refunds are reasonable; however, the program is subject to a number of variables and uncertainties, and therefore actual results could vary materially from such estimates, and the Company could be required to refund significantly higher amounts than estimated.

Epic Coverage has also resulted in customer complaints and negative perception by customers who believe they are entitled to a refund for events that do not qualify under the express terms and conditions of the program. Any complaints posted by customers on social media platforms, even if inaccurate, may harm our reputation and may divert management's time and attention away from other business matters.

Leisure travel is particularly susceptible to various factors outside of our control, including terrorism, the uncertainty of military and geopolitical conflicts, the cost and availability of travel options and changing consumer preferences or willingness to travel.

Our business is sensitive to the willingness of our guests to travel. Adverse economic conditions, pandemics, acts of terrorism, political events and developments in military and geopolitical conflicts in areas of the world from which we draw our guests could depress the public's propensity to travel and cause severe disruptions in both domestic and international air travel and consumer discretionary spending, which could reduce the number of visitors to our Resorts and have an adverse effect on our results of operations. Many of our guests travel by air and the impact of higher prices for commercial airline services, availability of air services and willingness of guests to travel by air could cause a decrease in visitation by Destination guests to our Resorts. Visitation may also decrease if widespread airline or airport disruptions or flight cancellations occur. A significant portion of our guests also travel by vehicle, therefore, higher gasoline prices or willingness of guests to travel generally due to safety or traffic concerns could cause a decrease in visitation by guests who would typically drive to our Resorts. Higher cost of travel may also affect the amount that guests are willing to spend at our Resorts and could negatively impact our revenue particularly for lodging, ski school, dining and retail/rental. In addition, economic volatility and uncertainty, supply chain disruptions, increased fuel prices and increases to cost of travel (as a result of geopolitical factors or otherwise) may adversely affect our business and results of operations.

Additionally, our success depends on our ability to attract visitors to our Resorts. Changes in consumer tastes and preferences, particularly those affecting the popularity of skiing and snowboarding, and other social and demographic trends could adversely affect the number of skier visits during a ski season. A significant decline in skier visits compared to historical levels would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Pandemics and public health emergencies could materially disrupt our business and negatively impact our results of operations, cash flows and financial condition.

Pandemics and public health emergencies may impact our results of operations, cash flows and financial condition in ways that are uncertain, unpredictable and outside of our control. The extent of the impact of such an event depends on the severity and duration of the public health emergency or pandemic, as well as the nature and duration of federal, state and local laws, orders, rules, emergency temporary standards, regulations and mandates, together with protocols and contractual requirements implemented by our customers, that may be enacted or newly enforced in response. Additionally, our ability to provide our services during such an event may be dependent on the governmental or societal responses to these circumstances in the markets in which we operate. A pandemic or public health emergency is likely to heighten and exacerbate the risks described herein. We experienced many of these risks in connection with the COVID-19 pandemic.

Cyberattacks or other interruptions to or disruption of our information technology systems and services could disrupt our business.

Our business relies on the continuous operation of information technology systems and services. Despite our efforts, our information networks and systems are vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees or vendors, natural disasters, system or equipment malfunctions, power outages, computer viruses or intentional attacks by malicious third parties, which could persist undetected for an extended period of time. Any interruption to these systems and services could adversely impact our business, including lost revenue, customer claims, damage to reputation, litigation and/or denial or interruption to our processing of transactions and/or the services we provide to customers. We also provide information to third party service providers and rely on third party service providers for the provision of information technology services. There is a risk that the information held by third parties could be disclosed, otherwise compromised, or disrupted. We carry insurance for many of these adverse events, including cyber security insurance, but our insurance coverage may not always be sufficient to meet all of our liabilities or our losses.

There has been a rise in the number of sophisticated cyberattacks on network and information systems, including ransomware attacks that prevent the target from accessing its own data and/or systems until a ransom is paid. The rapid evolution and increased adoption of AI technologies have also intensified cybersecurity risks. As a result, the risks associated with such an event continue to increase. We have experienced cybersecurity threats and incidents, none of which have been material. We have taken, and continue to take, steps to address these concerns by implementing various cybersecurity risk management strategies, initiatives and internal controls, with the goal of enhancing cybersecurity. However, there can be no assurance that our internal controls or cybersecurity risk management practices will be effective, and that a system interruption, security breach or unauthorized access will not occur. Cyber threats and attacks are constantly evolving and becoming more sophisticated, which increases the difficulty and cost of detecting and defending against them. In addition, despite our efforts to proactively institute cybersecurity defense mechanisms, such as regular cybersecurity tabletop exercises, control gap analyses, threat modeling, impact analyses, internal and external cybersecurity audits, vulnerability scans, penetration tests, third party analyses and other cybersecurity threat defense strategies, such strategies may ultimately prove ineffective, as they are, by their nature, largely reactive, and cybersecurity threats are constantly evolving as threat actors become more sophisticated. For additional information regarding our cybersecurity processes, policies and programs, refer to Item 1C. “Cybersecurity.” Cyber threats and attacks can have cascading impacts across networks, systems and operations. Any such interruption, breach or unauthorized access to our network or systems, or the networks or systems of our vendors, could adversely affect our business operations and result in the loss of critical or sensitive confidential information or intellectual property, as well as impact our ability to meet regulatory or compliance obligations, and could result in financial, legal, business and reputational harm to us. These events also could result in large expenditures to repair or replace the damaged properties, products, services, networks or information systems to protect them from similar events in the future.

Failure to maintain the integrity and security of our internal, employee or guest data could result in damages to our reputation and subject us to costs, fines or lawsuits.

Our business relies on the use of large volumes of data. We collect and retain guest data, including sensitive personal information, for various business purposes, such as processing transactions, marketing and other promotional purposes. While we handle payment information to complete transactions, we do not store credit card numbers, ensuring sensitive data remains secure through our payment processors. We also maintain personal information about our employees. We could make faulty

decisions if data is inaccurate or incomplete. Maintaining the integrity and security of data can be costly and is critical to our business, and our guests and employees have a high expectation that we will adequately protect their personal information. A significant theft, loss, loss of access to, or fraudulent use of customer, employee or company data held by us or our service providers, including through the use of AI technologies, could adversely impact our reputation, and could result in significant remedial and other expenses, fines and/or litigation.

Our business is highly seasonal.

Our mountain and lodging operations are highly seasonal in nature. Peak operating season for our North American and European Resorts is from mid-December to mid-April, and accordingly, revenue and profits from our mountain and most of our lodging operations are substantially lower and historically result in losses from late spring to late fall. Conversely, peak operating seasons for our Australian Resorts, GTLC and Flagg Ranch, mountain summer activities (including our Epic Discovery program), sightseeing and our golf courses generally occur from June to the end of September. Revenue and profits generated by our Australian Resorts, GTLC and Flagg Ranch, mountain summer activities/sightseeing and golf peak season operations are not nearly sufficient to fully offset our off-season losses from our other mountain and lodging operations. For Fiscal 2026, approximately 81% of total combined Mountain and Lodging segment net revenue (excluding Lodging segment revenue associated with reimbursement of payroll costs) was earned during our second and third fiscal quarters. This seasonality is partially mitigated by the sale of pass products (which for Fiscal 2026 accounted for approximately 70% of the total lift revenue) predominately occurring during the period prior to the start of the ski season as the cash from those sales is collected in advance and revenue is primarily recognized in the second and third fiscal quarters. In addition, the timing of major holidays and school breaks can impact vacation patterns and therefore visitation at our destination mountain Resorts and regional ski areas. If we were to experience an adverse event or realize a significant deterioration in our operating results during our peak periods (our fiscal second and third quarters) we would be unable to fully recover any significant declines in such fiscal year due to the seasonality of our business. Operating results for any quarter are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year (see Notes to Consolidated Financial Statements).

We face significant competition.

The ski resort and lodging industries are highly competitive. There are approximately 770 ski areas in North America, including approximately 490 in the U.S. that serve local and destination guests. These ski areas can be more or less impacted by weather conditions based on their location and snowmaking capabilities. The factors that we believe are important to customers include:

- proximity to population centers;
- availability and cost of transportation to ski areas;
- availability and quality of lodging options and other amenities in resort areas;
- ease of travel to ski areas (including direct flights by major airlines);
- pricing of lift tickets and/or pass products;
- the magnitude, quality and price of related ancillary services (ski school, dining and retail/rental);
- quality of snowmaking;
- type and quality of skiing and snowboarding offered;
- duration of the ski season;
- weather conditions; and
- reputation.

There are many competing options for our guests, including other major resorts in Colorado, Utah, California, Nevada, the Pacific Northwest, Northeast and Southwest United States, British Columbia, Canada, Australia, Switzerland and other major destination ski areas worldwide. Our guests can choose from any of these alternatives, as well as non-skiing vacation options and destinations around the world. In addition, other forms of leisure such as sporting events and participation in other competing indoor and outdoor recreational activities are available to potential guests.

Our retail/rental business competes with numerous other national, regional, local and online retail and rental businesses. RockResorts hotels, our other hotels and our property management business compete with numerous other hotel and property management companies. Each of these competing businesses may have greater financial resources than we do and they may be able to adapt more quickly to changes in customer requirements or devote greater resources to promotion of their offerings than us. Additionally these competing businesses may offer locations, pricing or other factors that appeal to potential customers.

The high fixed cost structure of mountain resort operations can result in significantly lower margins if revenues decline.

The cost structure of our mountain Resort operations has a significant fixed component with variable expenses including, but not limited to, land use permit or lease fees and other resort related fees, credit card fees, retail/rental cost of sales, labor, and

resort, dining and ski school operations. Any material declines in the economy, elevated geopolitical uncertainties and/or significant changes in historical snowfall patterns, as well as other risk factors discussed herein, could adversely affect revenue. As such, our margins, profits and cash flows may be materially reduced due to declines in revenue given our relatively high fixed cost structure. In addition, although inflation has shown recent signs of moderation in the U.S., it has remained persistent in the U.S. and globally in recent years due in part to global supply chain issues, the Ukraine-Russia war, escalating conflicts in the Middle East, elevated energy prices and strong consumer demand, among other factors. Increases in expenses as a result of this inflationary environment and other economic factors may adversely impact wages and other labor costs, energy, healthcare, insurance, transportation and fuel, cost of goods, property taxes, minimum lease payments and other expenses and operating costs included in our fixed cost structure, which may also reduce our margin, profits and cash flows.

We may not be able to fund capital expenditures, accurately identify the need for, or anticipate the timing of certain capital expenditures, which may adversely impact our business.

We regularly expend capital to construct, maintain and renovate our mountain Resorts and properties in order to remain competitive, maintain the value and brand standards of our mountain Resorts and properties and comply with applicable laws and regulations. We cannot always predict where and when capital will need to be expended in a given year and capital expenditures can increase due to circumstances beyond our control, including due to tariff and trade disputes. We currently anticipate that we will spend approximately $229.0 million to $234.0 million on capital projects in calendar year 2026.

Our ability to fund capital expenditures will depend on our ability to generate sufficient cash flow from operations and/or to borrow from third parties in the debt market or raise additional capital in the equity market. We cannot provide assurances that our operations will be able to generate sufficient cash flow to fund such capital expenditures or that cash flows generated will be allocated to fund capital expenditures, or that we will be able to obtain sufficient capital from other sources on adequate terms, or at all, especially considering elevated interest rates. Our ability to generate cash flow and to obtain third-party financing will depend upon many factors, including:

- our future operating performance;
- general economic conditions, including interest rates, and economic conditions affecting the resort industry, the ski industry and the capital markets;
- competition; and
- legislative and regulatory matters affecting our operations and business.

Any inability to generate sufficient cash flows from operations or to obtain adequate third-party financing could cause us to delay or abandon certain projects and/or plans.

Further, our properties and equipment at our mountain Resorts, including parking areas, roads, ski lifts, and other infrastructure, require periodic maintenance capital expenditures in order to maintain standards of satisfactory operating performance and appearance. Although some maintenance capital expenditure projects are routine and normally planned to occur outside of peak operating periods in order to not interfere with business operations, other maintenance capital expenditure projects are non-routine, difficult to predict, and could arise during peak operating periods. If we fail to identify the need for a maintenance project, address a maintenance project timely, or fail to anticipate the criticality of a maintenance project for key infrastructure and therefore defer maintenance projects, we could be forced as a result to temporarily close certain of our facilities, particularly during peak operating periods, and our business and results of operations could be materially adversely impacted.

A disruption in our water supply would impact our snowmaking capabilities and operations.

Our operations are heavily dependent upon our access to adequate supplies of water for snowmaking and to otherwise conduct our operations. Our mountain Resorts are subject to federal, state, provincial and local laws and regulations relating to water rights. Changes in these laws and regulations may adversely affect our operations. In addition, a severe and prolonged drought may adversely affect our water supply and increase the cost of snowmaking. A significant change in law or policy, impact from climate change or any other interference with our access to adequate supplies of water to support our current operations or an expansion of our operations would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

We rely on various government permits and landlord approvals at our U.S. resorts.

Our U.S. Resort operations require permits and approvals from certain federal, state and local authorities, including the Forest Service, U.S. Army Corps of Engineers, the States of Vermont, New Hampshire and Pennsylvania and the NPS. Virtually all of our ski trails and related activities, including our summer activities, at Vail Mountain, Breckenridge, Keystone, Crested Butte, Stevens Pass, Heavenly, Kirkwood, Mount Snow, Wildcat, a majority of Beaver Creek and portions of Attitash are located on

National Forest System lands. The Forest Service has granted us permits to use these lands, but maintains the right to review and approve many operational matters, as well as the location, design and construction of improvements in these areas. The expiration dates for our permits are set forth in the Business section of this Form 10-K under the heading "Contracts with Governmental Authorities for Resort Operations".

The Forest Service can terminate these permits if it determines that such termination is required in the public interest. A termination of any of our permits could have a materially adverse effect on our business and operations. In order to undertake improvements and new developments, we must apply for and obtain permits and other approvals from the Forest Service. These efforts, if unsuccessful, could impact some of our expansion efforts. Furthermore, Congress may materially increase the fees we pay to the Forest Service for use of these National Forest System lands.

Stowe and Okemo are partially located on land we lease from the State of Vermont, Mount Sunapee is located on land we lease from the State of New Hampshire and Laurel Mountain is located on land we lease from the State of Pennsylvania. We are required to seek approval from such states for certain developments and improvements made to these resorts. Certain other resorts are operated on land under long-term leases with third parties. For example, operations at our Northstar, Park City, Mad River Mountain Resorts and Paoli Peaks are conducted pursuant to long-term leases with third parties who require us to operate the Resorts in accordance with the terms of the leases and seek certain approvals from the respective landlords for certain improvements made to the Resorts. The initial lease term for Northstar with affiliates of EPR Properties expires in January 2027 and the lease provided three 10-year renewal options. During the year ended July 31, 2026, we exercised the first 10-year renewal option, extending the term of the lease through January 2037. We entered into a transaction agreement, master lease agreement and ancillary transaction documents with affiliate companies of Talisker Corporation ("Talisker"), and the initial lease term for our Park City resort with Talisker expires in May 2063. Following the initial lease term expiration, we have six 50-year renewal options. Additionally, GTLC and Flagg Ranch are operated under concession agreements with the NPS that expire on December 31, 2026 and October 31, 2028, respectively. The NPS released a contract solicitation for the services offered by GTLC on September 16, 2025. We timely submitted a bid on behalf of GTLC and were notified on June 8, 2026, that we had been selected to continue as concessioner. We expect to execute a new contract with the NPS by December 31, 2026, with a 15-year term of January 1, 2027 through December 31, 2041. There is no guarantee that at the end of the lease, license, concession or other agreement under which we operate our Resorts, the agreement will be renewed, if desired, or that we will be able to negotiate new terms that are favorable to us. Additionally, our Resorts that operate entirely or partially on privately-owned land are subject to local land use regulation and oversight by state, county and/or town governments, and we may not be able to obtain the requisite approvals needed for resort improvements or expansions. Failure to comply with the provisions, obligations and terms (including renewal requirements and deadlines) of our material permits and leases could adversely impact our operating results.

We rely on foreign government leases and landlord approvals, and are subject to certain related laws and regulations, at our international resorts.

Our international Resort operations require permits and approvals from certain foreign authorities, including, but not limited to, the (i) Province of British Columbia; (ii) the New South Wales and Victoria, Australia governments; and (iii) the DDPS, the municipalities of Tujetsch, Crans-Montana, and Lens, regional civic communities, such as Bourgeoisie de Montana and Consortage de l'Alpage de Mer-dechon, and the FOT in Switzerland. Our operations at Whistler Blackcomb are located on Crown Land within the traditional territory of the Squamish and Lil'wat Nations, and the operations and future development of both Whistler Mountain and Blackcomb Mountain are governed by Master Development Agreements, which expire on February 23, 2077. We have a lease and a license for Perisher within the Kosciuszko National Park which expires in June 2048, with an option to renew for an additional period of 20 years. Perisher relies on a suite of planning approvals (and existing use rights) granted under the Australian EPA Act to operate the resort. Strategic planning documents have been adopted to provide a framework for the assessment and approval of future development at the resort. Perisher also holds a number of environmental approvals to regulate its operations, including an environment protection license and a suite of dangerous goods licenses related to the storage of diesel, heating oil and propane in storage tanks across the resort. Each of Falls Creek and a majority of Hotham is located in the Alpine National Park in Victoria, Australia that is permanently reserved under the Crown Land Act and subject to the ARM Act. The ARM Act established the Falls Creek RMB and the Hotham RMB, which are responsible for the management and collection of fees from Falls Creek and Hotham, respectively, and the ARM Regulations give each of the Falls Creek RMB and the Hotham RMB certain discretion over the operations of Falls Creek and Hotham, respectively, including the authority to (i) declare the snow season, (ii) temporarily close the applicable resort if entry would be a significant danger to public safety and (iii) determine which portions of the applicable resort are open to the public and the activities that are permitted on those portions of such resort. Portions of our operations at Andermatt-Sedrun are located on land owned by (i) the DDPS and subject to two leasehold agreements with ASA, each with a term of 50 years expiring on April 10, 2067 and March 13, 2068; and (ii) the municipality of Tujetsch by means of a personal easement agreement which expires on October 12, 2032 with an option to apply for renewal. We also hold a passenger transport concessions from the FOT, for a total of 12 cableway installations by means of a plan approval dated May 3, 2014. Each passenger transport concession has a

separate expiration date between 2027 and 2065, and we will then be able to apply for an extension or new concession. Portions of our operations at Crans-Montana are located on land owned by regional Bourgeoisies, the municipality of Crans-Montana and private property owners, whereby the owners have granted building rights and/or easements for the operations. Such leasehold property rights expire between 2027 and 2094, and we will then be able to negotiate for an extension. These leasehold properties primarily relate to forest and agricultural zones for which usage is needed for the operation of the ski lifts (e.g., passing through of ski lifts or in connection with the arrival or departure stations of the ski lifts) and are spread over the entire ski resort. We also hold passenger transport concessions from the FOT, for a total of 20 cableway installations. Each passenger transport concession has a separate expiration date between 2032 and 2047, and we will then be able to apply for an extension or new concession. There is no guarantee that at the end of the initial lease/license or agreements under which we operate our Resorts we will renew or, if desired, be able to negotiate new terms that are favorable to us. Failure to comply with the provisions, obligations and terms (including renewal requirements and deadlines) of our material permits and leases could adversely impact our operating results.

We may not realize the anticipated benefits of our RET plan, and our efforts to improve organizational effectiveness — including through outsourcing, global shared services, and the increasing use of artificial intelligence and other technologies — may disrupt our operations and adversely affect our business.

We continue to execute our multi-year RET plan, which is designed to improve organizational effectiveness and create operating leverage as we scale and grow globally through scaled operations, global shared services, and expanded workforce management. We are on track to deliver $110 million in annualized cost efficiencies representing $10 million in excess of our originally expected $100 million in Fiscal 2027, and anticipate an additional approximately $25 million in annualized efficiencies in Fiscal 2028. As part of these efforts, we are consolidating and, in certain cases, outsourcing internal business and support services — including functions such as finance and accounting operations, information technology support, and guest-facing call centers — to third-party providers and centralized global shared-services structures, and we are increasingly incorporating technology, data analytics, and artificial intelligence and machine learning capabilities across our operations to automate processes, enhance workforce management, and support the guest experience.

While we remain on track to outperform the original plan goal in Fiscal 2027, there can be no assurance that we will realize the anticipated cost efficiencies, operating leverage, or other benefits of the RET initiatives within the expected timeframe or at all, or that the actual implementation costs, including one-time costs, will not exceed our expectations, as our estimated savings are based on numerous assumptions subject to significant economic, competitive, operational, and other uncertainties, many of which are beyond our control. Implementation of RET initiatives, including position eliminations, organizational changes, and the transition of functions to outsourced or shared-services arrangements, may disrupt our operations, divert management attention, reduce our control over the quality, timeliness, security, and continuity of affected services, and result in operational inefficiencies, and any failure or deficiency in the performance of third-party providers or in the technology and AI capabilities on which we increasingly rely could adversely affect our operations, our guests, and our reputation. These initiatives may also adversely affect employee morale, our ability to attract and retain qualified personnel, our relationships with employees and guests, and our corporate culture, and may expose us to litigation, regulatory, or reputational risk.

If the RET initiatives does not achieve its intended results, or if it results in unintended consequences, our business, financial condition, operations, reputation, and cash flows could be materially and adversely affected.

We are subject to extensive environmental and health and safety laws and regulations in the ordinary course of business.

Our operations are subject to a variety of federal, state, local and foreign environmental laws and regulations including those relating to air emissions, discharges to water, storage, treatment and disposal of wastes and other liquids, land use, remediation of contaminated sites, protection of natural resources such as wetlands and sustainable visitor or tourist use and enjoyment. For example, future expansions of certain of our mountain facilities must comply with applicable forest plans approved under the National Forest Management Act, federal, state and foreign wildlife protection laws or local zoning requirements, and in Vermont, our operations must comply with Act 250, which regulates the impacts of development to, among other things, waterways, air, wildlife and earth resources, and any projects must be completed pursuant to a Master Plan. In addition, most projects to improve, upgrade or expand our ski areas are subject to environmental review under the NEPA, FRPA, Act 250, the CEQA, the Australian NPW Act, the Australian EPA Act or the Australian EP Act, the Swiss Environmental Protection Act, the Swiss Waters Protection Act, the Swiss Act on the Protection of Nature and Cultural Heritage, the Swiss Forest Act, the Swiss Act on Hunting and the Protection of Wild Mammals and Birds, and the Swiss Spatial Planning Act, as applicable. Our ski area improvement proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project. From time to time our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements as well as various state and local public health laws, rules, regulations and orders. We believe our operations are in substantial compliance

with applicable material environmental, health and safety requirements. However, our efforts to comply do not eliminate the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now or formerly owned or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement.

Changes in information security and privacy laws and regulations could increase our operating costs, increase our exposure to fines and litigation, and adversely affect our ability to market our products, properties and services effectively.

The information security and privacy requirements imposed by applicable laws and governmental regulation and the payment card industry are increasingly demanding in the U.S. and other jurisdictions where we operate. Maintaining compliance with applicable information security and privacy regulations, particularly in light of ongoing enhancements to the My Epic App and growing usage of AI technologies, may increase our operating costs or our exposure to potential fines and litigation in connection with the enforcement of such regulations, or otherwise impact our ability to market our products, properties and services to our guests. In addition, any failure to maintain compliance with such regulations may cause us to incur significant penalties and generate negative publicity, require us to change our business practices, increase our costs and adversely affect our business. Any future changes or restrictions in U.S. or international privacy laws could also adversely affect our operations, including our ability to transfer guest data. Changes in U.S. or international law affecting the usage of AI technologies, marketing, solicitation or privacy, could adversely affect our marketing activities and force changes in our marketing strategy or increase the costs of marketing. If access to lists of potential customers from travel service providers or other companies with whom we have relationships was prohibited or otherwise restricted, our ability to develop new customers and introduce them to our products could be impaired.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to adapt to technological developments or industry trends, including the usage of AI technologies, could harm our business or competitive position.

We depend on the use of sophisticated information technology and systems for central reservations, point of sale, marketing, customer relationship management and communication, procurement, maintaining the privacy of guest and employee data, administration and technologies we make available to our guests. We must continue to improve and upgrade our systems and infrastructure to offer enhanced products, services, features and functionality, some of which may be supported or provided by AI technologies or third parties, while maintaining the reliability and integrity of our systems, information security, network security and infrastructure. We may not be able to maintain our existing systems or replace or introduce new technologies, including AI technologies, and systems as quickly as we would like or in a cost-effective manner, which may keep us from achieving the desired results in a timely manner, to the extent anticipated, or at all. In addition, our competitors may incorporate AI into their products, services and operations more rapidly or more successfully than we do. Also, we may be unable to effectively manage emerging risks associated with the incorporation of new technologies, such as AI technologies and systems, or devote adequate financial resources to new technologies and systems in the future. If any of these events occur, our business and financial performance could suffer.

We may not be able to hire, train, reward and retain adequate team members and determine and maintain adequate staffing, including our seasonal workforce, which may impact labor costs and our ability to achieve our operating, growth and financial objectives.

Our long-term growth and profitability depend partially on our ability to recruit and retain high-quality employees to work in and manage our Resorts. Adequate staffing and retention of qualified employees is a critical factor affecting our guests' experiences in our Resorts. Our mountain and lodging operations are highly dependent on a large seasonal workforce and maintaining adequate staffing is complicated and unpredictable. The market for the most qualified talent continues to be highly competitive and we must provide competitive wages, benefits and workplace conditions to attract and retain the most qualified employees, particularly during a time when we have seen significant wage inflation in the market for employees. In addition, in many communities, the supply of resort-area housing is constrained due to market conditions, making it difficult for our employees to obtain available, affordable housing. Further, zoning regulations, protracted approval processes and local anti-development sentiment can prevent or substantially delay new housing projects that we or other parties may pursue to meet the demand for new affordable housing stock.

Changes in immigration laws, including changes to the manner in which the laws and regulations are interpreted or enforced, could also impact our workforce because we typically recruit and hire foreign nationals as part of our seasonal workforce. A shortage of international workers, failure to adequately recruit and retain new domestic employees, higher than expected

attrition levels, or increased wages could all affect our ability to open and operate parts of our Resorts, deliver guest service at traditional margins or achieve our labor cost objectives.

We are also subject to various federal, state and foreign laws governing matters such as minimum wage requirements, sick leave pay, overtime compensation and other working conditions, work authorization requirements, discrimination and family and medical leave. Cost of labor and labor-related benefits are primary components in the cost of our operations. Labor shortages, affordable employee housing shortages, increased employee turnover and health care mandates can increase our labor costs. We are subject to mandated minimum wage rates and we also experience market-driven pressures to pay wages even higher than mandated minimum wages. This can result in increases not only to the wages of our minimum wage employees but also to the wages paid to employees at wage rates that are above the minimum wage.

From time to time, we have experienced non-union employees attempting to unionize. While only a very small portion of our employees are unionized at present, we have and may again experience additional union activity in the future, which could lead to disruptions in our business, increases in our operating costs and/or constraints on our operating flexibility. These potential labor impacts could adversely impact our results of operations. For additional details, see “Business—Human Capital Management.”

Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of these brands, including as a result of misappropriation of our intellectual property or the risk of accidents occurring at our mountain resorts or competing mountain resorts, may reduce visitation and negatively impact our operations.

A negative public image or other adverse events could affect the reputation of one or more of our mountain Resorts, other destination resorts, hotel properties and other businesses or more generally impact the reputation of our brands. Any resulting harm on our business may be immediate without affording us an opportunity for redress or correction. Our ability to attract and retain guests depends, in part, upon the external perceptions of the Company, the quality and safety of our Resorts, services and activities, including summer activities, and our corporate and management integrity. While we maintain and promote an on-mountain safety program, there are inherent risks associated with our Resort activities. From time to time in the past, accidents and other injuries have occurred on Resort property. An accident or an injury at any of our Resorts or at resorts operated by competitors, particularly an accident or injury involving the safety of guests and employees that receives media attention, could negatively impact our brand or reputation, cause loss of consumer confidence in us, reduce visitation at our Resorts, and negatively impact our results of operations.

The considerable expansion in the use of social media and AI technologies over recent years has compounded the impact of negative publicity. Information posted on social media platforms or information created by AI technologies may be adverse to our interests or may be inaccurate, each of which may harm our reputation or business. If the reputation or perceived quality of our brands declines, our market share, reputation, business, financial condition or results of operations could be adversely impacted. Additionally, our intellectual property, including our trademarks, domain names and other proprietary rights, constitutes a significant part of our value. Any misappropriation, infringement or violation of our intellectual property rights could also diminish the value of our brands and their market acceptance, competitive advantages or goodwill, which could adversely affect our business.

In addition, the quality and reputation of our brands are dependent on our marketing strategies and execution. The continuously changing marketing environment, guest behavior and advertising technologies require that we regularly reassess and adapt our communication approaches and marketing techniques. If we fail to keep pace with these changes, fail to manage and monitor our use of AI technologies in our marketing processes appropriately or if we fail to effectively execute our marketing strategies, we may be unable to maintain strong brand awareness and reputation, which may ultimately impact our results of operations.

Increased scrutiny and changing expectations from investors, consumers, employees, regulators and others regarding our sustainability practices and reporting could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, guest attraction, access to capital and employee recruitment and retention.

Companies across all industries are facing scrutiny related to their sustainability practices and reporting. Investors, consumers, employees and other stakeholders have focused increasingly on sustainability practices and have placed increasing importance on the implications and social cost of their investments, purchases and other interactions with companies. We have launched numerous sustainability initiatives in recent years, including commitments to achieve various sustainability targets.

Our ability to achieve any sustainability objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include:

- the regulatory, legal, and stakeholder landscape in the various jurisdictions where we do business relating to sustainability matters continues to evolve, including differing and changing definitions, standards, frameworks and expectations, which may be conflicting and could create uncertainty regarding our disclosures, goals and business practices;
- the evolving regulatory requirements in the jurisdictions where we do business affecting sustainability practices;
- our use, interpretation or application of reporting frameworks and standards may change from time to time or differ from those of other companies, which may result in a lack of consistent or meaningful comparative data from period to period or between companies;
- the availability of suppliers that can meet sustainability, and other corporate responsibility standards we may set; and
- our ability to recruit, develop and retain diverse talent in our labor markets.

If we fail, or are perceived to be failing, to meet the standards included in any sustainability disclosure, or fail to achieve our sustainability targets or complete previously announced sustainability initiatives, or otherwise fail to meet the expectations of our various stakeholders, whose expectations are evolving, varied and oftentimes conflicting, it could negatively impact our reputation, customer attraction and retention, access to capital and employee retention. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced that may conflict with each other, making universal compliance challenging. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention.

Our acquisitions might not be successful.

In recent years, we have completed numerous acquisitions and may continue to acquire certain mountain resorts, hotel properties and other businesses complementary to our own, as well as developable land in proximity to our Resorts. Acquisitions are complex to evaluate, execute and integrate. We cannot ensure that we will be able to accurately evaluate or successfully integrate and manage acquired mountain resorts, properties and businesses and increase our profits from these operations. We continually evaluate potential acquisitions both domestically and internationally, and intend to actively pursue acquisition opportunities, some of which could be significant. As a result, we face various risks from acquisitions, including our recent acquisitions of the Seven Springs Resorts, Andermatt-Sedrun and Crans-Montana, some of which include:

- our evaluation of the synergies and/or long-term benefits of an acquired business;
- our inability to integrate acquired businesses into our operations as planned;
- diversion of our management’s attention;
- increased expenditures (including legal, accounting and due diligence expenses, higher administrative costs to support the acquired entities, information technology, personnel and other integration expenses);
- diversion of financial and operational resources from enhancing our existing business operations and assets;
- potential increased debt leverage;
- potential issuance of dilutive equity securities;
- litigation arising from acquisition activity;
- potential impairment of goodwill, intangible or tangible assets;
- additional risks with respect to current and potential international operations, including unique laws, regulations and business practices of foreign jurisdictions; and
- unanticipated problems or liabilities.

In addition, we run the risk that any new acquisitions may fail to perform in accordance with expectations, and that estimates of the costs of improvements and integration for such properties may prove inaccurate.

We are subject to additional risks with respect to our current and potential international operations and properties.

We have and may continue to increase our operations outside of the United States, with international acquisitions to date including Whistler Blackcomb in Canada; Perisher, Hotham and Falls Creek in Australia; and Andermatt-Sedrun and Crans-Montana in Switzerland. We are accordingly subject to a number of risks relating to doing business internationally. We also intend to consider strategic growth opportunities for our portfolio globally through acquisitions in attractive international markets to service demonstrable demand where we believe the anticipated risk-adjusted returns are consistent with our investment objectives. Our international operations and properties and in particular our newly acquired European properties could be affected by factors peculiar to the laws, regulations and business practices of those jurisdictions. These laws, regulations and business practices expose us to risks that are different than or in addition to those commonly found in the United States. Risks relating to our international operations and properties include:

- changing governmental rules and policies, including changes in land use and zoning laws;

- enactment of laws relating to international ownership and laws restricting the ability to remove profits earned from activities within a particular country to a person's or company's country of origin;
- changes in laws or policies governing foreign trade or investment and use of foreign operations or workers, and any negative sentiments towards multinational companies as a result of any such changes to laws, regulations or policies or due to trends such as political populism and economic nationalism;
- variations in currency exchange rates and the imposition of currency controls;
- adverse market conditions caused by terrorism, geopolitical events, civil unrest, natural disasters, infectious disease and changes in international, national or local governmental or economic conditions;
- business disruptions arising from public health crises and outbreaks of communicable diseases;
- the willingness of U.S. or international lenders to make loans in certain countries and changes in the availability, cost and terms of secured and unsecured debt resulting from varying governmental economic policies;
- the imposition of unique tax structures and changes in tax rates and other operating expenses in particular countries, including the potential imposition of adverse or confiscatory taxes;
- the potential imposition of restrictions on currency conversions or the transfer of funds;
- general political and economic instability;
- compliance with international laws and regulations (including anti-corruption regulations, such as the U.S. Foreign Corrupt Practices Act);
- data security, including requirements that local customer data be stored locally and not transferred to other jurisdictions; and
- our limited experience and expertise in foreign countries, particularly European countries, relative to our experience and expertise in the United States.

If any of the foregoing risks were to materialize, they could materially and adversely affect us.

We are exposed to foreign currency exchange rate fluctuations and our use of hedging instruments may not fully mitigate our exposure to these fluctuations and could adversely affect our results of operations and financial condition.

We are exposed to currency translation risk because the local currencies utilized in the operations of Whistler Blackcomb, Perisher, Hotham, Falls Creek, Andermatt-Sedrun and Crans-Montana are different than our functional currency, the U.S. dollar. As a result, changes in foreign exchange rates, in particular between the Canadian dollar, Australian dollar, Swiss franc and the U.S. dollar, affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our financial results. We expect that our exposure to foreign currency exchange rate fluctuations will increase as our international operations grow and if we acquire additional international resorts.

Additionally, we have entered into derivatives to manage our exposure to interest rate and currency movements, specifically to hedge our net investment in Swiss Franc denominated subsidiaries, which we may elect to expand to other subsidiaries denominated in other foreign currencies. We cannot anticipate all of our foreign currency exposures, ensure that any hedges will fully offset the impact of foreign currency exchange or interest rate fluctuations, or that our hedging strategy will successfully or fully insulate us from foreign currency exchange or interest rate risk. Accounting or regulatory changes, market disruptions or rapid rate movements, defaults or early termination events could increase the cost of maintaining or replacing these hedges or limit their effectiveness, which could negatively impact our results of operations, financial condition and cash flows. Further, our hedging objectives could result in increased volatility in our GAAP results. Since some of our hedging activity addresses long-term exposures, such as our net investment in our subsidiaries, the gains or losses on those hedges could be recognized before the offsetting exposure materializes, potentially causing volatility in our cash or debt balances, and therefore our leverage. If we fail to accurately forecast our results of operations, execute contracts that effectively mitigate our economic exposure to interest rates and currency rates fluctuations, or comply with the complex accounting requirements for hedging, our results of operations and cash flows could be adversely impacted.

We are subject to tax laws and regulations in multiple jurisdictions, and changes to those laws and regulations or interpretations thereof or adverse determinations by tax authorities may adversely affect us.

We are subject to income and other taxes in the United States and in multiple foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation.

In addition, the Organization for Economic Cooperation and Development reached agreement among various countries to implement a minimum 15% tax rate on certain multinational enterprises, commonly referred to as Pillar Two. Many countries continue to announce changes in their tax laws and regulations based on the Pillar Two proposals and have enacted legislation to implement the core elements of the Pillar Two model rules. We are continuing to evaluate the impact of these proposed and

enacted legislative changes as new guidance becomes available. Some of these legislative changes could impact our effective tax rate and tax liabilities. Given the numerous proposed tax law changes and the uncertainty regarding such proposed legislative changes, the impact of Pillar Two cannot be determined at this time.

We are also subject to the examination of tax returns and other tax matters by the Internal Revenue Service and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our financial condition, operating results and cash flows could be adversely affected.

Risks Relating to Ownership of our Common Stock

We cannot provide assurance that we will pay dividends, or if paid, that dividend payments will be consistent with historical levels.

We have generally paid quarterly dividends since Fiscal 2011 (with the exception of several quarters in Fiscal 2020 and Fiscal 2021 to maintain short-term liquidity in response to the COVID-19 pandemic), which are funded through cash flow from operations, available cash on hand and borrowings under our Credit Facilities. The declaration of dividends is subject to the discretion of our Board of Directors (the "Board") and is limited by applicable state law concepts of available funds for distribution, as well as contractual restrictions. As a result, the amount, if any, of the dividends to be paid in the future will depend upon a number of factors, including our available cash on hand, anticipated cash needs, overall financial condition, restrictions contained in our Tenth Amended and Restated Credit Agreement (the "Vail Holdings Credit Agreement"), any future contractual restrictions, future prospects for earnings and cash flows, as well as other factors considered relevant by our Board. In addition, our Board may also suspend the payment of dividends at any time if it deems such action to be in the best interests of the Company and its stockholders. If we do not pay dividends, the price of our common stock must appreciate for investors to realize a gain on their investment in Vail Resorts, Inc. This appreciation may not occur and our stock may instead depreciate in value. On September 24, 2026, our Board approved a cash dividend of $2.22 per share payable on October 27, 2026 to stockholders of record as of October 8, 2026.

Our indebtedness could adversely affect our financial condition and our ability to operate our business, to react to changes in the economy or our industry, to fulfill our obligations under our various notes, to pay our other debts, and could divert our cash flow from operations for debt payments.

We have a substantial amount of debt, which requires significant interest and principal payments. As of July 31, 2026, we had $3.2 billion in total indebtedness outstanding. This amount includes (i) $1,243.1 million of indebtedness pursuant to the term loan facility under the Vail Holdings Credit Agreement that matures in 2030, (ii) $180.0 million of borrowings under the revolver portion of the Vail Holdings Credit Agreement, (iii) $600.0 million aggregate principal amount of our unsecured senior notes due 2032 (the "6.50% Notes"), (iv) $500.0 million in aggregate principal amount of our unsecured senior notes due 2030 (the "5.625% Notes"), (v) $380.5 million with respect to our obligation associated with the Canyons long-term lease, (vi) $114.2 million with respect to the EPR Secured Notes under the master credit and security agreements and other related agreements with EPT Ski Properties, Inc. and its affiliates ("EPR"), as amended (collectively, the "EPR Agreements"), (vii) $52.6 million with respect to our obligations associated with outstanding debt of certain employee housing entities, (viii) $34.0 million with respect to the New Regional Policy loan between Andermatt-Sedrun and the Canton of Uri and Canton of Graubünden (the "NRP Loan"), (ix) $22.4 million with respect to our obligation associated with the Canyons Parking Garage long-term lease at Park City, and (x) $26.6 million with respect to our obligations associated with Whistler Blackcomb employee housing leases. We also have a credit agreement at Whistler Blackcomb that matures in 2030 (the "Whistler Credit Agreement"), which had no amounts outstanding as of July 31, 2026. Collectively, the Vail Holdings Credit Agreement, the Whistler Credit Agreement, the EPR Agreements and the NRP Loan are referred to herein as the "Credit Agreements," and such facilities, the "Credit Facilities." Our borrowings under the Vail Holdings Credit Agreement are subject to interest rate changes, substantially increasing our exposure to changes in interest rates. Borrowings under the Vail Holdings Credit Agreement, including the term loan facility, bear interest annually at a rate of SOFR plus 1.50%. As of July 31, 2026 we also have, on a cumulative basis, minimum lease payment obligations under operating leases of approximately $309.1 million over the term of the leases. Our level of indebtedness and minimum lease payment obligations could have important consequences. For example, they could:

- make it difficult for us to satisfy our obligations, including debt service requirements, under our outstanding debt;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including the annual payments under the Canyons lease, thereby reducing the availability of our cash flow to fund

dividend payments, working capital, capital expenditures, real estate developments, marketing efforts and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to borrow additional funds, refinance debt, or obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes; and
- cause potential or existing customers to not contract with us due to concerns over our ability to meet our financial obligations, such as insuring against our professional liability risks, under such contracts.

Furthermore, our debt under our Credit Facilities bears interest at variable rates, which may be impacted by potential future changes in interest rates due to reference rate reform. We may be able to incur additional indebtedness in the future. The terms of our Credit Facilities, the 5.625% Notes and the 6.50% Notes do not fully prohibit us from doing so. If we incur additional debt, the related risks that we face could intensify.

Additionally, our Credit Facilities also impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

- incur or guarantee additional debt or issue capital stock;
- pay dividends and make other distributions on, or redeem or repurchase, capital stock;
- make certain investments;
- incur certain liens;
- enter into transactions with affiliates;
- merge or consolidate;
- enter into agreements that restrict the ability of subsidiaries to make dividends, distributions or other payments to us or the guarantors;
- designate restricted subsidiaries as unrestricted subsidiaries; and
- transfer or sell assets.

The indentures governing the 5.625% Notes and the 6.50% Notes contain a number of significant restrictions and covenants that limit our ability to grant or permit liens; engage in sale/leaseback transactions; and engage in a consolidation or merger, or sell, transfer or otherwise dispose of all or substantially all of our assets.

In addition, the Whistler Credit Agreement contains restrictions on the ability of the Partnerships and their respective subsidiaries, and the EPR Agreements contain restrictions on the ability of Peak Resorts and its subsidiaries, to make dividends, distributions or other payments to us or the guarantors. We and our subsidiaries are subject to other covenants, representations and warranties in respect of our Credit Facilities, including financial covenants as defined in the Credit Agreements. Events beyond our control may affect our ability to comply with these covenants.

The terms of any future indebtedness we may incur could include more restrictive covenants. We may not be able to maintain compliance with our financial covenants in the future and, if we fail to do so, we may not be able to obtain waivers from the lenders and/or amend the covenants.

There can be no assurance that we will meet the financial covenants contained in our Credit Facilities, when in effect. If we breach any of these restrictions or covenants, or suffer a material adverse change which restricts our borrowing ability under our Credit Facilities, we would not be able to borrow funds thereunder without a waiver. Any inability to borrow could have an adverse effect on our business, financial condition and results of operations. In addition, a breach, if uncured, could cause a default under the applicable agreement(s) governing our indebtedness, in which case we may be required to repay these borrowings before their due date. We may not have or be able to obtain sufficient funds to make these accelerated payments. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

We may not continue to repurchase our common stock pursuant to our share repurchase program, and any such repurchases may not enhance long-term stockholder value. Share repurchases could also increase the volatility of the price of our common stock and could diminish our cash reserves.

On March 9, 2006, the Company’s Board approved a share repurchase program, authorizing the Company to repurchase up to 3,000,000 Vail Shares. On July 16, 2008, December 4, 2015, March 7, 2023, September 25, 2024, and June 4, 2025 the Company’s Board increased the authorization by an additional 3,000,000, 1,500,000, 2,500,000, 1,100,000 and 1,500,000 Vail Shares, respectively, for a total authorization to repurchase up to 12,600,000 Vail Shares. Since inception of this stock

repurchase program through July 31, 2026, the Company has repurchased 11,382,892 shares at a cost of approximately $1,444.2 million, excluding accrued excise tax. As of July 31, 2026, 1,217,108 Vail Shares remained available to repurchase under the existing share repurchase program, which has no expiration date.

Although our Board has approved a share repurchase program, the share repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, our liquidity and capital resources, the trading price of our common stock and the nature of other investment opportunities. The repurchase program may be limited, suspended or discontinued at any time without prior notice. In addition, repurchases of our common stock pursuant to our share repurchase program could cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Additionally, our share repurchase program could reduce our available liquidity, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. Further, the Internal Revenue Service recently implemented a nondeductible excise tax equal to 1% of the fair market value of certain corporate share repurchases. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below levels at which we repurchased shares of stock. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so and short-term stock price fluctuations could reduce the program's effectiveness.

Activist stockholders could cause our business to incur significant expense, hinder execution of our business strategy and impact our stock price as a result of a threatened proxy contest or other actions.

Publicly traded companies are increasingly subject to campaigns by activist stockholders advocating corporate actions such as operational and financial restructuring, increased borrowing, special dividends, share repurchases, governance or management changes, sales of assets or entire segments, or business combination transactions. Activist stockholders have and may in the future seek to effect change through various strategies that range from private engagement to public campaigns, proxy solicitations, advance stockholder proposals, proxy contests or otherwise attempt to assert influence on our board of directors and management.

While we value constructive input from our stockholders and regularly engage in dialogue with our stockholders regarding our governance practices, strategy, and performance, the Company has been subject and may in the future be subject to actions from activist stockholders that may not align with our business strategies or the interests of our other stockholders. Recently, the Company received two nominations totaling five director candidates to stand for election at the Company's 2026 annual meeting. Responding to actions by such activist stockholders or others could be costly and time-consuming, disrupt our operations and divert the attention of our board of directors and senior management team, especially where an activist or bidder advocates for corporate actions that may not align with our current business strategies and the best interests of all of our stockholders. In addition, actual or perceived uncertainties as to our future direction caused by activist activities may cause or appear to cause instability, potentially making it more difficult to attract and retain qualified personnel and identify and secure investment opportunities. Activist stockholder activities may also cause significant fluctuations in our stock price based on temporary or speculative market perceptions, or other factors that do not necessarily reflect the fundamental underlying value of our business.

General Risk Factors

We are subject to litigation in the ordinary course of business.

We are, from time to time, subject to various asserted or unasserted legal proceedings and claims. Any such proceedings or claims, regardless of merit, could be time consuming and expensive to defend and could divert management's attention and resources. While we believe we have adequate insurance coverage and/or accrue for loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot provide any assurance that the outcome of all current or future litigation proceedings and claims will not have a material adverse effect on us and our results of operations.

We are subject to complex and evolving accounting regulations and use certain estimates and judgments that may differ significantly from actual results.

Implementation of existing and future legislation, rulings, standards and interpretations from the Financial Accounting Standards Board or other regulatory bodies could affect the presentation of our financial statements and related disclosures. Future regulatory requirements could significantly change our current accounting practices and disclosures. Such changes in the presentation of our financial statements and related disclosures could change an investor's interpretation or perception of our financial position and results of operations.

We use many methods, estimates and judgments in applying our accounting policies (see "Critical Accounting Policies" in Item 7 of this Form 10-K), including in connection with acquisitions. Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

- delay, defer or prevent a change in control of our Company;
- discourage bids for our securities at a premium over the market price;
- adversely affect the market price of, and the voting and other rights of the holders of our securities; or
- impede the ability of the holders of our securities to change our management.

For instance, provisions of the indentures governing our indebtedness stipulate that the Company must repurchase the senior notes at the option of their holders upon the event of a change in control of the Company. Further, a change of control would constitute an event of default under our credit agreements.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

Cybersecurity is a dynamic and constantly evolving field. We are committed to regularly improving our cybersecurity posture by staying informed about emerging threats, adopting industry best practices, and integrating feedback from our assessments and incidents. Our goal is to maintain a resilient cybersecurity framework that protects our assets and supports our long-term business objectives.

We manage risks from cybersecurity threats through our overall enterprise risk management process, which is overseen by our Board. Our cybersecurity risks are considered individually as part of our enterprise risk management process alongside other risks and priorities, and are discussed with our Board. Management has created an information security program, which is comprised of a dedicated information security team and policies, procedures, and processes to help assess, identify and manage risks from cybersecurity threats. Our policies, procedures and processes are informed by recognized frameworks established by the National Institute of Standards and Technology ("NIST") and the International Organization for Standardization, as well as other relevant standards. Our program is designed to help maintain the confidentiality, integrity, security and availability of data created, collected, stored and used to operate our business.

We identify, assess and manage risks from cybersecurity threats through various mechanisms, which from time to time may include tabletop exercises, control gap analyses, threat modeling, impact analyses, internal audits, external audits, vulnerability scans, penetration tests and engagement of third parties to conduct analyses of our information security program. We obtain cybersecurity threat intelligence from recognized forums, third parties and other sources as part of our risk assessment process. We employ monitoring and detection capabilities designed to help identify potential threats, vulnerabilities, anomalous activity and control deficiencies across our technology environment. We also maintain a risk-based approach for assessing, identifying and managing risks from cybersecurity threats associated with third party service providers and other companies with whom we do business. These processes may include security due diligence prior to engagement, periodic reassessments of critical vendors, contractual security requirements, independent assurance reviews and ongoing monitoring of selected third-party service providers based on risk. As part of our cybersecurity program, team members receive cybersecurity training and participate in awareness programs including phishing simulation exercises and reminders, and programming and events during Cybersecurity Awareness Month. We also carry cyber security insurance, which is renewed annually and covers cyber events and business interruption. Management periodically reviews our cyber insurance coverage relative to our risk profile, industry trends and market conditions.

We maintain an Incident Response Plan ("IRP"), which applies to information security incidents. Our IRP sets out a coordinated, multi-functional approach for investigating, containing, and mitigating incidents, as well as the communication protocol of such incidents to senior management and other key stakeholders pursuant to established thresholds so that decisions

regarding the disclosure and reporting of such incidents can be made by management in a timely manner. The Company maintains a formal process for evaluating cybersecurity incidents to determine potential business impact, reporting obligations and materiality under applicable securities laws and regulations. In general, our incident response process is informed by the NIST framework and focuses on four phases: (i) preparation; (ii) detection and analysis; (iii) containment, eradication, and recovery; and (iv) post-incident remediation. The Company also maintains business continuity and disaster recovery processes designed to support the recovery of critical operations following significant cybersecurity events.

Board oversight of cybersecurity risk management is supported by the Audit Committee, which regularly reviews internal reports from management with respect to information technology and cybersecurity issues, and interacts with our enterprise risk management function and our Chief Information Officer ("CIO") regarding major cybersecurity risk areas and recommended actions to address such risks.

Cybersecurity Governance

Our Information Security and Compliance teams, in coordination with the Board and Audit Committee, oversee the management of risks from cybersecurity threats, including the policies, standards, processes, and practices that our CIO and our Vice President of Information Security, in coordination with our Information Technology Senior Leadership Team, develop and implement to help address risks from cybersecurity threats. The Board and the Audit Committee each receive regular presentations and reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security considerations arising with respect to our peers and third parties. The Board and the Audit Committee are also informed of any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding such incident until it has been addressed. At least once each quarter, our CIO discusses our approach to cybersecurity risk management with the Audit Committee, and as necessary, the Audit Committee discusses cybersecurity risk management related matters crucial to the Company with the Board.

Our CIO and our Vice President of Information Security are principally responsible for overseeing our cybersecurity risk management program, in partnership with other business leaders across the Company. Our CIO serves as Chair of our Cybersecurity Incident Materiality Assessment Council and works in coordination with the other members of our Executive Committee.

Our CIO has served in various roles in information technology and information security for over 29 years, including in technology leadership roles such as Chief Information Officer, Vice President Business Technology, Vice President Business Information Services, Senior Director of Mountain Technology, Director of Resort Application Development, and Director of Order Management Systems for large public companies. Our CIO holds a B.B.A. in Management Information Systems and Accounting from University of Oklahoma.

Our Vice President of Information Security has served in various roles in information technology and information security for over 29 years, including as Vice President of Information Security for large public companies. In addition, our Vice President of Information Security has previously held roles including Vice President of Information Security and Technology, Senior Director Information Technology, Director IT Security and Compliance, and Senior IT Audit Manager. Our Vice President of Information Security has earned several certifications including CISSP, CISA, CISSM, and PCI-ISA. Our Vice President of Information Security holds a B.S. in Management Information Systems from Iowa State University and an MBA from Auburn University.

Our CIO and Vice President of Information Security, in coordination with our Legal, Internal Audit, and Compliance teams, work collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our security IRP. To facilitate the success of this program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with our incident response and recovery plans. Through the regular communications from these teams, the CIO, the Vice President of Information Security and our Cybersecurity Incident Materiality Assessment Council help monitor the prevention, detection, mitigation and remediation of cybersecurity incidents, and report such incidents to the Audit Committee when appropriate.

The Audit Committee reviews our cybersecurity management strategy and initiatives on a regular basis and oversees the management of risks from cybersecurity threats, including the policies, processes, and practices implemented by the Company to help address such risks. The Audit Committee also routinely receives reports on the cybersecurity landscape, regulatory requirements, industry standards, and emerging threats. Prompt and timely information regarding any significant cybersecurity

incident as specified in our IRP, including ongoing updates as the incident unfolds and until it has been addressed, is provided to both the Board and the Audit Committee.

We do not currently believe any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to affect us, including our business strategy, results of operations, or financial condition; however, cybersecurity attack techniques change frequently, and with increased volume and sophistication of such attacks, we could experience a cybersecurity incident that materially affects us in the future. Additional information on the cybersecurity risks we face is discussed in Part I, Item 1A “Risk Factors”.

ITEM 2. PROPERTIES.

The following table sets forth the principal properties that we own or lease for use in our operations:

Location	Ownership	Use
Afton Alps, MN	Owned	Ski resort operations, including ski lifts, ski trails, clubhouse, buildings, commercial space and other improvements
Alpine Valley Resort, OH	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings, commercial space and other improvements
Andermatt Ski Resort, Switzerland	Owned	Ski resort operations, including ski lifts, ski trails, buildings, commercial space and other improvements, and dining facilities
Andermatt Ski Resort, Switzerland	Leased	Ski resort operations, including buildings, commercial space, parking and other improvements, dining facilities and employee housing
Andermatt Ski Resort, Switzerland	Easement	Ski resort operations, including third party land use rights, and dining facilities
Andermatt Ski Resort, Switzerland	Concession contract	Ski resort operations, including third party land use rights
Arrowhead Mountain, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Attitash Mountain, NH	Owned	Ski resort operations, including ski lifts, ski trails, buildings, commercial space and other improvements
Attitash Mountain, NH (279 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
BC Housing RiverEdge, CO	26% Owned	Employee housing facilities
Bachelor Gulch Village, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Beaver Creek Resort, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Beaver Creek Mountain, CO (3,801 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Beaver Creek Mountain Resort, CO	Owned	Golf course, clubhouse, commercial space and residential condominium units
Big Boulder Mountain, PA	Owned	Ski trails, ski lifts, buildings and other improvements
Boston Mills, OH	Owned	Ski trails, ski lifts, buildings and other improvements
Brandywine, OH	Owned	Ski trails, ski lifts, buildings and other improvements
Breckenridge Ski Resort, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Breckenridge Mountain, CO (5,702 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Breckenridge Terrace, CO	50% Owned	Employee housing facilities
Broomfield, CO	Leased	Corporate offices
Colter Bay Village, WY	Concession contract	Lodging and dining facilities

Location	Ownership	Use
Crans-Montana Mountain Resort, Switzerland	84% Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Crans-Montana Mountain Resort, Switzerland	Owned	Ski resort operations, including ski school and dining operations
Crested Butte Mountain Resort, CO	Owned	Buildings, other improvements and land used for operation of Crested Butte Mountain Resort
Crested Butte Mountain Resort, CO (4,350 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Crotched Mountain, NH	Owned	Ski trails, ski lifts, buildings and other improvements
Eagle-Vail, CO	Owned	Warehouse facility
Edwards, CO	Leased	Administrative offices
Falls Creek Alpine Resort, Victoria, Australia (1,112 acres)	Leased	Ski resort operations, including ski lifts, ski trails, buildings and other improvements
Headwaters Lodge & Cabins at Flagg Ranch, WY	Concession contract	Lodging and dining facilities
Heavenly Mountain Resort, CA & NV	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Heavenly Mountain, CA & NV (7,050 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Hidden Valley Resort, MO	Owned	Ski trails, ski lifts, buildings and other improvements
Hidden Valley Resort, PA	Owned	Ski trails, ski lifts, buildings and other improvements
Hotham Alpine Resort, Victoria, Australia (791 acres)	Leased	Ski resort operations, including ski lifts, ski trails, buildings and other improvements
Hunter Mountain, NY	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings, commercial space and other improvements.
Jack Frost Ski Resort, PA	Owned	Ski trails, ski lifts, buildings and other improvements
Jackson Hole Golf & Tennis Club, WY	Owned	Golf course, clubhouse, tennis and dining facilities
Jackson Lake Lodge, WY	Concession contract	Lodging, dining and conference facilities
Jenny Lake Lodge, WY	Concession contract	Lodging and dining facilities
Keystone Conference Center, CO	Owned	Conference facility
Keystone Lodge, CO	Owned	Lodging, spa, dining and conference facilities
Keystone Resort, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, commercial space, property management, dining and real estate held for sale or development
Keystone Mountain, CO (8,376 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Keystone Ranch, CO	Owned	Golf course, clubhouse and dining facilities
Kirkwood Mountain Resort, CA	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Kirkwood Mountain, CA (2,330 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Laurel Mountain, PA	Leased	Ski trails, ski lifts, buildings and other improvements
Liberty Mountain Resort, PA	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings and other improvements
Mad River Mountain, OH	Leased	Ski trails, ski lifts, buildings and other improvements
Mount Snow, VT	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings, commercial space and other improvements.
Mount Snow, VT (894 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Mount Sunapee Resort, NH (850 acres)	Owned/Leased	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Mount Brighton, MI	Owned	Ski resort operations, including ski lifts, ski trails, buildings, commercial space and other improvements

Location	Ownership	Use
Mount Mansfield, VT (1,400 acres)	Leased	Ski trails, ski lifts, buildings and other improvements used for operation of Stowe Mountain Resort
Northstar California Resort, CA (7,200 acres)	Leased	Ski trails, ski lifts, golf course, commercial space, dining facilities, buildings and other improvements
Northstar Village, CA	Leased	Commercial space, ski resort operations, dining facilities, buildings, property management and other improvements
Okemo Mountain Resort, VT	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Okemo Mountain, VT (1,223 acres)	Leased	Ski resort operations, including ski lifts, ski trails, dining facilities, buildings and other improvements
Paoli Peaks, IN	Owned/Leased	Ski trails, ski lifts, buildings and other improvements
Park City Mountain, UT (8,900 acres)	Leased	Ski resort operations including ski lifts, ski trails, buildings, commercial space, dining facilities, property management, conference facilities and other improvements (including areas previously referred to as Canyons Resort, UT)
Park City Mountain, UT (220 acres)	Owned	Ski trails, ski lifts, dining facilities, commercial space, buildings, real estate held for sale or development and other improvements
Perisher Ski Resort, NSW, Australia (3,335 acres)	Owned/Leased/Licensed	Ski trails, ski lifts, dining facilities, commercial space, railway, buildings, lodging, conference facilities and other improvements
Red Cliffs Lodge, CA	Leased	Dining facilities, ski resort operations, commercial space, administrative offices
Red Sky Ranch, CO	Owned	Golf courses, clubhouses, dining facilities and real estate held for sale or development
River Course at Keystone, CO	Owned	Golf course and clubhouse
Roundtop Mountain Resort, PA	Owned	Ski resort operations, including ski lifts, ski trails, buildings, commercial space and other improvements
Seven Springs Resort, PA	Owned	Ski trails, ski lifts, dining facilities, commercial space, lodging, property management, conference facilities and other improvements
Snow Creek, MO	Owned	Ski trails, ski lifts, buildings and other improvements
SSI Venture, Inc. Properties; CO, CA, NV, UT, MN & BC, Canada	Owned/Leased	Approximately 240 rental and retail stores for recreational products and warehouses, including approximately 85 stores currently held under lease, 17 My Epic Gear member services locations and 7 leased warehouses
Ski Tip Lodge, CO	Owned	Lodging and dining facilities
Stevens Pass, WA	Owned	Employee housing and guest parking facilities
Stevens Pass Mountain, WA (2,443 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Stevens Pass Ski Resort, WA	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Stowe Mountain Resort, VT	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
The Arrabelle at Vail Square, CO	Owned	Lodging, spa, dining and conference facilities
The Lodge at Vail, CO	Owned	Lodging, spa, dining and conference facilities
The Osprey at Beaver Creek, CO	Owned	Lodging, dining and conference facilities
The Tarnes at Beaver Creek, CO	31% Owned	Employee housing facilities
Tenderfoot Housing, CO	50% Owned	Employee housing facilities
The Pines Lodge at Beaver Creek, CO	Owned	Lodging, dining and conference facilities
Vail Mountain, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Vail Mountain, CO (12,353 acres)	SUP	Ski trails, ski lifts, buildings and other improvements

Location	Ownership	Use
Whistler Blackcomb Resort, BC, Canada	75% Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Whistler Mountain and Blackcomb Mountain, BC, Canada	MDA	Ski resort operations, including ski lifts, ski trails, buildings and other improvements
Whistler Blackcomb Resort, BC, Canada	Leased	Employee housing facilities
Whitetail Resort, PA	Owned	Ski resort operations, including ski lifts, ski trails, golf course, buildings, commercial space and other improvements
Wildcat Mountain, NH (953 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Wilmot Mountain, WI	Owned	Ski trails, ski lifts, buildings and other improvements

Many of our properties are used across all segments in complementary and interdependent ways.

ITEM 3. LEGAL PROCEEDINGS.

We are a party to various lawsuits arising in the ordinary course of business. We believe that we have adequate insurance coverage and/or have accrued for all estimable and probable loss contingencies for asserted and unasserted matters and that, although the ultimate outcome of such claims cannot be ascertained, current pending and threatened claims are not expected, individually or in the aggregate, to have a material adverse impact on our financial position, results of operations and cash flows. For additional information, see Notes to Consolidated Financial Statements.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market and Stockholders

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MTN." As of September 23, 2026, 35,635,298 shares of common stock were outstanding, held by approximately 224 holders of record.

Dividend Policy

In fiscal 2011, our Board approved the commencement of a regular quarterly cash dividend on our common stock, subject to quarterly declaration. The amount, if any, of dividends to be paid in the future will depend on our available cash on hand, anticipated cash needs, overall financial condition, restrictions contained in our Tenth Amended and Restated Credit Agreement (the "Vail Holdings Credit Agreement"), future prospects for earnings and cash flows, as well as other factors considered relevant by our Board. On September 24, 2026, our Board of Directors approved a cash dividend of $2.22 per share payable on October 27, 2026 to stockholders of record as of October 8, 2026. We expect to fund the dividend with our available liquidity.

Repurchase of Equity Securities

The Company did not repurchase any shares of common stock during the fourth quarter of Fiscal 2026. The share repurchase program is conducted under authorizations made from time to time by our Board of Directors (the "Board"). On March 9, 2006, the Company's Board approved a share repurchase program, authorizing the Company to repurchase up to 3,000,000 Vail Shares. On July 16, 2008, December 4, 2015, March 7, 2023, September 25, 2024, and June 4, 2025 the Company's Board increased the authorization by an additional 3,000,000, 1,500,000, 2,500,000, 1,100,000 and 1,500,000 Vail Shares, respectively, for a total authorization to repurchase up to 12,600,000 Vail Shares. Since inception of this stock repurchase program through July 31, 2026, the Company has repurchased 11,382,892 shares at a cost of approximately $1,444.2 million. As of July 31, 2026, 1,217,108 Vail Shares remained available to repurchase under the existing share repurchase program. Repurchases under these authorizations may be made from time to time at prevailing prices as permitted by applicable laws, and subject to market conditions and other factors. The timing, as well as the number of Vail Shares that may be repurchased under the program, will depend on several factors, including our future financial performance, our available cash resources and competing uses for cash that may arise in the future, the restrictions in our Vail Holdings Credit Agreement, prevailing prices of Vail Shares and the number of Vail Shares that become available for sale at prices that we believe are attractive. These authorizations have no expiration date.

Performance Graph

The total return graph below is presented for the period from the beginning of our fiscal year ended July 31, 2022 through the end of Fiscal 2026. The comparison assumes that $100 was invested at the beginning of the period in our common stock ("MTN"), The Russell 2000 Stock Index, The Standard & Poor's 500 Stock Index and the Dow Jones U.S. Travel and Leisure Stock Index, with dividends reinvested where applicable. We include the Dow Jones U.S. Travel and Leisure Stock Index as we believe we compete in the travel and leisure industry.

The performance graph is not deemed filed with the Securities and Exchange Commission ("SEC") and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Exchange Act, unless such filings specifically incorporate the performance graph by reference therein.


$200
$150
$100
$50
$0
2021
2022
2023
2024
2025
2026
MTN
S&P 500
DJ US Travel & Leisure
Russell 2000

	As of July 31,					
	2021	2022	2023	2024	2025	2026
Vail Resorts, Inc.	$ 100.00	$ 79.31	$ 81.49	$ 65.64	$ 57.09	$ 60.55
Russell 2000	$ 100.00	$ 85.71	$ 92.49	$ 105.67	$ 105.08	$ 141.00
Standard & Poor's 500	$ 100.00	$ 95.36	$ 107.77	$ 131.64	$ 153.14	$ 183.10
Dow Jones U.S. Travel and Leisure	$ 100.00	$ 81.43	$ 107.16	$ 111.37	$ 142.06	$ 137.36

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Consolidated Financial Statements and notes related thereto included in this Form 10-K. To the extent that the following MD&A contains statements which are not of a historical nature, such statements are forward-looking statements which involve risks and uncertainties. These risks and uncertainties include, but are not limited to, those discussed in Item 1A. "Risk Factors" in this Form 10-K. The following discussion and analysis should be read in conjunction with the Forward-Looking Statements section and Item 1A. "Risk Factors," each included in this Form 10-K.

The MD&A includes discussion of financial performance within each of our three segments. We have chosen to specifically include segment Reported EBITDA (defined as segment net revenue less segment operating expense, plus segment equity investment income or loss, and for the Real Estate segment, plus gain or loss on sale of real property) in the following discussion because we consider this measurement to be a significant indication of our financial performance. We utilize segment Reported EBITDA in evaluating our performance and in allocating resources to our segments. Net Debt (defined as long-term debt, net plus long-term debt due within one year less cash and cash equivalents and short-term investments) is included in the following discussion because we consider this measure to be a significant indication of our available capital resources. We also believe that Net Debt is an important measurement as it is an indicator of our ability to obtain additional capital resources for our future cash needs. Resort Reported EBITDA (defined as the combination of segment Reported EBITDA of our Mountain and Lodging segments), Total Reported EBITDA (which is Resort Reported EBITDA plus segment Reported EBITDA from our Real Estate segment) and Net Debt are not measures of financial performance or liquidity defined under accounting principles generally accepted in the United States ("GAAP"). Refer to the end of the Results of Operations section for a reconciliation of net income attributable to Vail Resorts, Inc. to Total Reported EBITDA and Resort Reported EBITDA, and long-term debt, net to Net Debt.

Items excluded from Resort Reported EBITDA, Total Reported EBITDA and Net Debt are significant components in understanding and assessing financial performance or liquidity. Resort Reported EBITDA, Total Reported EBITDA and Net Debt should not be considered in isolation or as an alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the Consolidated Financial Statements. Because Resort Reported EBITDA, Total Reported EBITDA and Net Debt are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, Resort Reported EBITDA, Total Reported EBITDA and Net Debt, as presented herein, may not be comparable to other similarly titled measures of other companies. In addition, our segment Reported EBITDA (i.e., Mountain, Lodging and Real Estate), the measure of segment profit or loss required to be disclosed in accordance with GAAP, may not be comparable to other similarly titled measures of other companies.

Overview

Our operations are grouped into three integrated and interdependent segments: Mountain, Lodging and Real Estate. We refer to "Resort" as the combination of the Mountain and Lodging segments. The Mountain, Lodging and Real Estate segments represented approximately 88%, 12% and 0%, respectively, of our net revenue for Fiscal 2026.

Mountain Segment

In the Mountain segment, the Company operates the following 42 destination mountain resorts and regional ski areas (collectively, "Resorts"):



PACIFIC NW
WHISTLER BLACKCOMB*
STEVENS PASS
TAHOE
NORTHSTAR*
HEAVENLY*
KIRKWOOD*
ROCKIES
PARK CITY*
CRESTED BUTTE*
BEAVER CREEK*
VAIL*
BRECKENRIDGE*
KEYSTONE*
AUSTRALIA
PERISHER
FALLS CREEK
HOTHAM
HOTHAM
NORTHSTAR
Heavenly
PARK CITY
VAIL
KEYSTONE
OKEMO
NORTHEAST
STOWE
ATTITASH
WILDCAT
MOUNT SUNAPEE
CROTCHED MOUNTAIN
OKEMO
MOUNT SNOW
HUNTER MOUNTAIN
MID-ATLANTIC
JACK FROST
BIG BOULDER
ROUNDTOP
LIBERTY MOUNTAIN
WHITETAIL
LAUREL MOUNTAIN
HIDDEN VALLEY
SEVEN SPRINGS MOUNTAIN
MIDWEST
ALPINE VALLEY
BRANDYWINE
BOSTON MILLS
MAD RIVER MOUNTAIN
MT. BRIGHTON
PAOLI PEAKS
WILMOT
HIDDEN VALLEY
AFTON ALPS
SNOW CREEK
SWITZERLAND
ANDERMATT-SEDRUN*
CRANS MONTANA*
CRANS MONTANA
ANDERMATT SEDRUN

**Denotes a destination mountain resort, which generally receives a meaningful portion of skier visits from long-distance travelers, as opposed to our regional ski areas, which tend to generate skier visits predominantly from their respective local markets.*

Additionally, we operate ancillary services, primarily including ski school, dining and retail/rental operations, and for our Australian ski areas, including lodging and transportation operations. Mountain segment revenue is seasonal, with the majority of revenue earned from our North American and European ski operations occurring in our second and third fiscal quarters and the majority of revenue earned from our Australian ski operations occurring in our first and fourth fiscal quarters. Our North American and European Resorts typically experience their peak operating season for the Mountain segment from mid-December through mid-April, and our Australian ski areas typically experience their peak operating season from June to early October. Our largest source of Mountain segment revenue comes from the sale of lift tickets (including pass products), which represented approximately 58%, 57% and 57% of Mountain segment net revenue for Fiscal 2026, the fiscal year ended July 31, 2025 ("Fiscal 2025") and the fiscal year ended July 31, 2024 ("Fiscal 2024"), respectively.

Lift revenue is driven by volume and pricing. Pricing is impacted by absolute pricing, as well as both the demographic and geographic mix of guests, which impacts the price points at which various products are purchased. The demographic mix of guests that visit our North American Resorts is divided into two primary categories: (i) out-of-state and international ("Destination") guests; and (ii) in-state and local ("Local") guests. The geographic mix depends on levels of visitation to our destination mountain resorts versus our regional ski areas. For the 2025/2026 North American ski season, Destination guests comprised approximately 58% of our North American destination mountain resort skier visits (excluding complimentary access), while Local guests comprised approximately 42% of our North American destination mountain resort skier visits (excluding complimentary access), which compares to 56% and 44%, respectively, for the 2024/2025 North American ski season and approximately 57% and 43%, respectively, for the 2023/2024 North American ski season. Skier visitation at our regional ski areas is largely comprised of Local guests. Destination guests generally utilize more ancillary services such as ski school, dining and retail/rental, as well as lodging proximate to our mountain resorts. Additionally, Destination guest visitation is less likely to be impacted by changes in the weather during the current season, but may be more impacted by adverse economic conditions, the global geopolitical climate, travel disruptions or weather conditions in the immediately preceding ski season. Local guests tend to be more value-oriented and weather-sensitive.

We offer a variety of pass products for all of our Resorts, marketed toward both Destination and Local guests. Our pass product offerings range from providing access to one or a combination of our Resorts for a certain number of days to our Epic Pass, which allows pass holders unlimited and unrestricted access to all of our Resorts. The Epic Day Pass is a customizable one to seven day pass product purchased in advance of the season, for those skiers and riders who expect to ski a certain number of days during the season, and which is available in three tiers of resort access offerings. Our pass products provide a compelling value proposition to our guests, which in turn assists us in developing a loyal base of customers who commit to ski at our Resorts generally in advance of the ski season and typically ski more days each season at our Resorts than those guests who do not buy pass products. In addition, our pass program attracts new guests to our Resorts. We enter into strategic long-term pass alliance agreements with third-party mountain resorts, which further increases the value proposition of our pass products. For the 2026/2027 ski season, our pass alliances include Telluride Ski Resort in Colorado, Hakuba Valley and Rusutsu Resort in Japan, Resorts of the Canadian Rockies in Canada, Les 3 Vallées in France, Disentis Ski Area and Verbier 4 Vallées in Switzerland, Skirama Dolomiti in Italy and Ski Arlberg, Saalbach and Zell am See-Kaprun, Zillertal, Sölden and Silvretta Montafon in Austria. Our pass program drives strong customer loyalty, helps to mitigate exposure to more weather sensitive guests, generates additional ancillary spending and provides cash flow in advance of winter season operations. Our pass products, including the Epic Pass and Epic Day Pass, are predominately sold prior to the start of the ski season. Pass product revenue, although primarily collected prior to the ski season, is recognized in our Consolidated Statements of Operations throughout the ski season on a straight-line basis using the number of skiable days of the season-to-date period relative to the total estimated number of skiable days of the season.

Lift revenue consists of pass product lift revenue ("pass revenue") and paid lift ticket revenue ("paid lift revenue"). Approximately 70%, 65% and 65% of total lift revenue was derived from pass revenue for Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively.

The cost structure of our mountain resort operations has a significant fixed component with variable expenses including, but not limited to, land use permit or lease fees, credit card fees, retail/rental cost of sales and labor, ski school labor, dining labor and cost of goods sold; as such, profit margins can fluctuate greatly based on the level of revenues.

Lodging Segment

Operations within the Lodging segment include: (i) ownership/management of a group of luxury hotels through the RockResorts brand proximate to our Colorado and Utah mountain resorts; (ii) ownership/management of non-RockResorts branded hotels and condominiums proximate to our North American Resorts; (iii) National Park Service ("NPS") concessioner properties, including the Grand Teton Lodge Company ("GTLC"); (iv) a Colorado resort ground transportation company; and (v) mountain resort golf courses.

The performance of our lodging properties (including managed condominium rooms) proximate to our Resorts, and our Colorado resort ground transportation company, are closely aligned with the performance of the Mountain segment and generally experience similar seasonal trends, particularly with respect to visitation by Destination guests. Revenues from such properties represented approximately 63%, 66% and 68% of Lodging segment net revenue (excluding Lodging segment revenue associated with the reimbursement of payroll costs) for Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively. Management primarily focuses on Lodging net revenue excluding payroll cost reimbursements and Lodging operating expense excluding reimbursed payroll costs (which are not measures of financial performance under GAAP) as the reimbursements are made based upon the costs incurred with no added margin and as such, the revenue and corresponding expense do not affect our Lodging Reported EBITDA, which we use to evaluate Lodging segment performance. Revenue of the Lodging segment during our first and fourth fiscal quarters is generated primarily by the operations of our NPS concessioner properties (as their peak operating season generally occurs during the months of June to October), as well as golf operations and seasonally low operations from our other owned and managed properties and businesses.

Real Estate Segment

The principal activities of our Real Estate segment include the sale of land parcels to third-party developers and planning for future real estate development projects, including zoning and acquisition of applicable permits. We continue undertaking preliminary planning and design work on future projects and are pursuing opportunities with third-party developers rather than undertaking our own significant vertical development projects. Additionally, real estate development projects by third-party developers most often result in the creation of certain resort assets that provide additional benefit to the Mountain segment. We believe that, due to our low carrying cost of real estate land investments, we are well situated to promote future projects by third-party developers while limiting our financial risk. Our revenue from the Real Estate segment and associated expense can fluctuate significantly based upon the timing of closings and the type of real estate being sold, causing volatility in the Real Estate segment's operating results from period to period.

Recent Trends, Risks and Uncertainties

We have identified the following important factors (as well as risks and uncertainties associated with such factors) that could impact our future financial performance or condition:

- Resort net revenue and Resort Reported EBITDA for Fiscal 2026 decreased 4.5% and 11.7%, respectively, as a result of a decline in total skier visits of 13.4% across our North American destination mountain resorts and regional ski areas versus the prior year. Visitation reflects the impact of record low snowfall and historically warm temperatures across the western U.S., which drove lower demand and negatively impacted spending throughout the season. Resort Reported EBITDA for Fiscal 2026 also includes $45 million of savings from the Resource Efficiency Transformation ("RET") initiatives before one-time costs. The Company's full year Resort Reported EBITDA also includes $11.0 million of one-time costs related to the RET initiatives, and $6.2 million favorable EBITDA impact from changes in foreign exchange rates.

- Overall weather conditions, including the timing and amount of snowfall, can have an impact on Mountain and Lodging revenue, particularly with regard to skier visits and the duration and frequency of guest visitation. To help mitigate this impact, we sell a variety of pass products prior to the beginning of the ski season, which results in a more stabilized stream of lift revenue. Additionally, our pass products provide a compelling value proposition to our guests, which in turn create a guest commitment predominately prior to the start of the ski season. In March 2026, we began our season pass sales program for the 2026/2027 North American ski season. Pass product unit sales through September 18, 2026 for the upcoming 2026/2027 North American ski season decreased approximately 12%, days sold decreased approximately 10% and sales dollars decreased approximately 6%, including sales and admissions taxes, as compared to the prior year period through September 19, 2025. Pass product sales are adjusted to eliminate the impact of foreign currency by applying an exchange rate of $0.71 between the Canadian dollar and U.S. dollar in both periods for Whistler Blackcomb pass sales. We cannot predict if these trends will continue through the 2026 North American pass sales campaign or the overall impact that pass sales will have on lift revenue for the 2026/2027 North American ski season.

- The economies in the countries in which we operate and from which we attract our guests may be impacted by economic challenges associated with elevated inflation, tariffs and trade policies, prolonged elevated interest rates, geopolitical conflicts, political uncertainty, immigration policies, financial institution disruptions, and/or fluctuating commodity prices that could adversely impact our business, including decreased guest spending or visitation or increased costs of operations. Skiing, travel and tourism are discretionary recreational activities that can entail a relatively high cost of participation. As a result, economic downturns and other negative impacts to consumer discretionary spending may have a pronounced impact on visitation to our Resorts. We cannot predict the extent to which we may be impacted by such potential economic challenges, whether in North America or globally.

- As of July 31, 2026, we had $231.3 million of cash and cash equivalents, as well as $337.4 million available under the revolver component of the Vail Holdings Credit Agreement, which represents the total commitment of $600.0 million less outstanding borrowings of $180.0 million and certain letters of credit outstanding of $82.6 million. On December 26, 2025, the Company drew the remaining $275.0 million outstanding balance of the delayed draw term loan of the Vail Holdings Credit Agreement to fund the repayment of our 0.0% Convertible Notes. On February 9, 2026, Vail Holdings, Inc. ("VHI") entered into an amendment and restatement of the Ninth Amended and Restated Credit Agreement, dated as of April 24, 2024 (as amended the "Tenth A&R Credit Agreement"). The Tenth A&R Credit Agreement, among other things, replaced the existing term loan facility and the existing $275.0 million delayed draw term loan facility with a new $1,275.0 million senior term loan facility. As of July 31, 2026, the term loan facility had an outstanding balance of $1,243.1 million. Additionally, we have a credit facility which supports the liquidity needs of Whistler Blackcomb (the "Whistler Credit Agreement"). As of July 31, 2026, we had C$246.6 million ($175.9 million) available under the revolver component of the Whistler Credit Agreement, which represents the total commitment of C$250.0 million ($178.3 million) less letters of credit outstanding of C$3.4 million ($2.4 million).

  We believe that our existing cash and cash equivalents, availability under our credit agreements and continued positive cash flow from operating activities of our Mountain and Lodging segments less capital expenditures should continue to provide us with sufficient liquidity to fund our operations.

Results of Operations

Summary

Shown below is a summary of operating results for Fiscal 2026, Fiscal 2025 and Fiscal 2024 (in thousands):

	Year ended July 31,		
	2026	2025	2024
Net income attributable to Vail Resorts, Inc.	$ 147,535	$ 280,004	$ 231,105
Income before provision for income taxes	$ 226,956	$ 402,397	$ 339,755
Mountain Reported EBITDA	$ 729,352	$ 821,341	$ 802,072
Lodging Reported EBITDA	16,319	22,795	23,018
Resort Reported EBITDA	$ 745,671	$ 844,136	$ 825,090
Real Estate Reported EBITDA	7,371	18,626	1,475
Total Reported EBITDA	$ 753,042	$ 862,762	$ 826,565

A discussion of segment results, including reconciliations of net income attributable to Vail Resorts, Inc. to Total Reported EBITDA, and other items can be found below. The consolidated results of operations, including any consolidated financial metrics pertaining thereto, include the operations of Crans-Montana (acquired May 2, 2024), prospectively from the date of acquisition.

The sections titled "Fiscal 2026 compared to Fiscal 2025" in each of the Mountain and Lodging segment discussions below provide comparisons of financial and operating performance for Fiscal 2026 to Fiscal 2025, unless otherwise noted. Discussion of our financial results for Fiscal 2025 compared to Fiscal 2024 can be found in our Annual Report on Form 10-K for Fiscal 2025, which was filed on September 29, 2025.

Mountain Segment

Mountain segment operating results for Fiscal 2026, Fiscal 2025 and Fiscal 2024 are presented by category as follows (in thousands, except effective ticket price ("ETP")):

	Year ended July 31,			Percentage Increase/(Decrease)	
	2026	2025	2024	2026/2025	2025/2024
Mountain net revenue:					
Lift	$ 1,451,068	$ 1,503,187	$ 1,442,784	(3.5)%	4.2 %
Ski school	278,050	309,863	304,548	(10.3)%	1.7 %
Dining	222,518	240,900	227,572	(7.6)%	5.9 %
Retail/rental	282,774	302,450	317,196	(6.5)%	(4.6)%
Other	268,774	273,473	252,270	(1.7)%	8.4 %
Total Mountain net revenue	2,503,184	2,629,873	2,544,370	(4.8)%	3.4 %
Mountain operating expense:					
Labor and labor-related benefits	736,375	760,955	731,153	(3.2)%	4.1 %
Retail cost of sales	87,844	97,289	107,093	(9.7)%	(9.2)%
Resort related fees	112,238	111,830	110,113	0.4 %	1.6 %
General and administrative	379,076	373,404	350,788	1.5 %	6.4 %
Other	459,128	468,973	444,204	(2.1)%	5.6 %
Total Mountain operating expense	1,774,661	1,812,451	1,743,351	(2.1)%	4.0 %
Mountain equity investment income, net	829	3,919	1,053	(78.8)%	272.2 %
Mountain Reported EBITDA	$ 729,352	$ 821,341	$ 802,072	(11.2)%	2.4 %
Total skier visits	15,299	17,665	17,564	(13.4)%	0.6 %
ETP	$ 94.85	$ 85.09	$ 82.14	11.5 %	3.6 %

Mountain Reported EBITDA includes $24.6 million, $29.6 million and $23.2 million of stock-based compensation expense for Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively.

Fiscal 2026 compared to Fiscal 2025

Mountain Reported EBITDA decreased $92.0 million, or 11.2%, due to a decrease in both Destination and Local skier visitation as a result of record low snowfall and historically warm temperatures across the western U.S., which impacted our ability to open terrain, reduced terrain offerings throughout the season and led to earlier closures for many resorts in the Rockies and Tahoe regions, as well as a decrease in skier visitation at our Australia resorts from the impact of challenging weather conditions during the first half of the 2026 Australian ski season which limited our ability to open terrain during the early season. The decreased skier visitation resulted in decreased paid lift revenue and other ancillary revenues. These decreases were partially offset by (i) an increase in pass product revenue ($38.8 million), driven by an increase in both North American and Australian pass product sales; (ii) decreased labor and labor-related benefits ($24.6 million), including lower variable compensation expense ($7.1 million); and (iii) decreased variable costs associated with decreased revenue. Mountain segment results also include the impact of one-time operating expenses attributable to our RET initiatives of $10.0 million and $14.9 million for the years ended July 31, 2026 and 2025, respectively. Additionally, Mountain segment results for the year ended July 31, 2025 includes the impact of one-time operating expenses attributable to our previously announced CEO transition of $6.8 million, as well as acquisition and integration related expenses of $1.2 million.

Lift revenue decreased $52.1 million, or 3.5%, primarily due to a decrease in paid lift revenue of 17.5%, driven by a decrease in both Destination and Local skier visitation, which was impacted by record low snowfall and historically warm temperatures across the western U.S., which drove lower demand and negatively impacted spending throughout the season. Additionally, paid ETP decreased 8.8%, compared to the prior year, driven by an overall shift in the mix of visitation to lower-ETP regions, including the impact of stronger visitation across our eastern U.S. resorts, as compared to our Destination resorts in the western U.S. and an overall shift in the mix of lift tickets sold, including the impacts of benefit tickets with the new Epic Friends discount and introduction of super advance lift ticket discount for purchasing approximately one month in advance. These decreases were partially offset by (i) a $38.8 million increase in pass product revenue.

Ski school revenue decreased $31.8 million, or 10.3%, dining revenue decreased $18.4 million, or 7.6%, and retail/rental revenue decreased $19.7 million, or 6.5%, each primarily driven by decreased visitation at our North American resorts as a result of record low snowfall and historically warm temperatures across the western U.S., which negatively impacted demand for ancillary products.

Other revenue mainly consists of revenue stemming from summer visitation, other mountain activities revenue, employee housing revenue, guest services revenue, commercial leasing revenue, marketing and internet advertising revenue, private club revenue (which includes both club dues and amortization of initiation fees), municipal services revenue and other recreation activity revenue. Other revenue also includes Australian resort lodging and transportation revenue. Other revenue decreased $4.7 million, or 1.7%, primarily driven by decreased skier visitation at our North American resorts, which resulted in decreased demand for ancillary services.

Operating expense decreased $37.8 million or 2.1%, which was primarily attributable to (i) cost savings from the Company's RET initiatives; (ii) reduced labor hours at our North American resorts driven by decreased visitation compared to the prior year as a result of challenging weather conditions from record low snowfall and historically warm temperatures across the western U.S.; and (iii) lower variable expenses associated with decreased revenue. Operating expense also includes the impact of one-time operating expenses attributable to our RET initiatives of $10.0 million and $14.9 million for the years ended July 31, 2026 and 2025, respectively. Additionally, Mountain segment results for the year ended July 31, 2025 includes one-time operating expenses attributable to our previously announced CEO transition of $6.8 million, as well as acquisition and integration related expenses of $1.2 million.

Labor and labor-related benefits decreased $24.6 million, or 3.2%, primarily due to reduced labor hours at our North American resorts as a result of challenging weather conditions which limited our ability to open terrain and negatively impacted visitation throughout the season, as well as lower variable compensation expense ($7.1 million) compared to the prior year. Retail cost of sales decreased $9.4 million, or 9.7%, compared to a decrease in retail sales of 9.6%. General and administrative expense increased $5.7 million, or 1.5%, primarily due to an increase in corporate overhead costs, driven by an increase in marketing and sales expenses from investments in media spending to drive incremental pass product sales, partially offset by decreased costs from one-time expenses associated with the previously announced CEO transition ($6.8 million) in the prior year. Other expense decreased $9.8 million, or 2.1%, primarily due to (i) decreased variable costs associated with decreased revenue, including dining cost of sales ($4.4 million) and fuel ($1.3 million); (ii) a decrease in one-time expenses, including expenses attributable to the Company's RET initiatives ($4.9 million); (iii) decreased pass partnership expense ($2.3 million); and (iv) a decrease in acquisition and integration expenses ($1.1 million). The decreases were partially offset by increases in utilities ($2.4 million) and property taxes ($2.2 million).

Mountain equity investment income, net primarily includes our share of income from the operations of a real estate brokerage company.

Lodging Segment

Lodging segment operating results for Fiscal 2026, Fiscal 2025 and Fiscal 2024 are presented by category as follows (in thousands, except average daily rate ("ADR") and revenue per available room ("RevPAR")):

	Year ended July 31,			Percentage Increase/(Decrease)	
	2026	2025	2024	2026/2025	2025/2024
Lodging net revenue:					
Owned hotel rooms	$ 87,976	$ 88,184	$ 83,977	(0.2)%	5.0 %
Managed condominium rooms	73,665	81,525	86,199	(9.6)%	(5.4)%
Dining	65,213	66,374	63,255	(1.7)%	4.9 %
Transportation	12,435	14,853	16,309	(16.3)%	(8.9)%
Golf	17,088	16,008	13,722	6.7 %	16.7 %
Other	54,071	52,805	56,368	2.4 %	(6.3)%
Lodging net revenue (excluding payroll cost reimbursements)	310,448	319,749	319,830	(2.9)%	— %
Payroll cost reimbursements	18,379	14,290	16,287	28.6 %	(12.3)%
Total Lodging net revenue	328,827	334,039	336,117	(1.6)%	(0.6)%
Lodging operating expense:					
Labor and labor-related benefits	134,431	138,041	139,840	(2.6)%	(1.3)%
General and administrative	54,930	60,310	59,239	(8.9)%	1.8 %
Other	104,768	98,603	97,733	6.3 %	0.9 %
Lodging operating expense (excluding reimbursed payroll costs)	294,129	296,954	296,812	(1.0)%	— %
Reimbursed payroll costs	18,379	14,290	16,287	28.6 %	(12.3)%
Total Lodging operating expense	312,508	311,244	313,099	0.4 %	(0.6)%
Lodging Reported EBITDA	$ 16,319	$ 22,795	$ 23,018	(28.4)%	(1.0)%
Owned hotel statistics:					
ADR	$ 324.58	$ 325.65	$ 317.65	(0.3)%	2.5 %
RevPAR	$ 169.04	$ 170.70	$ 161.82	(1.0)%	5.5 %
Managed condominium statistics:					
ADR	$ 393.60	$ 413.47	$ 424.13	(4.8)%	(2.5)%
RevPAR	$ 105.39	$ 116.70	$ 118.91	(9.7)%	(1.9)%
Owned hotel and managed condominium statistics (combined):					
ADR	$ 363.81	$ 376.95	$ 381.60	(3.5)%	(1.2)%
RevPAR	$ 123.25	$ 131.55	$ 130.41	(6.3)%	0.9 %

Lodging Reported EBITDA includes $3.3 million, $4.0 million and $3.3 million of stock-based compensation expense for Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively.

Fiscal 2026 compared to Fiscal 2025

Lodging Reported EBITDA decreased $6.5 million, or 28.4%, primarily due to (i) decreased demand, including the impact of decreased skier visitation driven by challenging weather conditions at our North American resorts, which drove a decrease in revenue from both our managed condominium and owned hotel rooms during the North American ski season; (ii) decreased demand for summer group lodging; and (iii) decreased dining and transportation revenue driven primarily by the decrease in skier visitation. These decreases were partially offset by revenue from our owned hotel rooms at GTLC ($7.1 million) from increased summer demand for lodging and park visitation.

Revenue from managed condominium rooms decreased $7.9 million, or 9.6%, due to decreased demand driven by decreased skier visitation from challenging weather conditions across the western U.S., which drove a decrease in ADR, as well as a decrease in demand for summer group lodging. Additionally, revenue from managed condominiums decreased from a net reduction in our inventory of available managed condominium room nights proximate to our mountain resorts compared to the prior year.

Dining revenue decreased $1.2 million, or 1.7%, due to decreased demand at our lodging properties proximate to our North American mountain resorts, including the impact of decreased demand for summer group lodging. Transportation revenue decreased $2.4 million, or 16.3%, due to decreased demand driven by decreased skier visitation from challenging weather conditions across the western U.S. Golf revenue increased $1.1 million, or 6.7%, primarily as a result of increased pricing and early openings at our North American mountain resort properties. Other revenue increased $1.3 million, or 2.4%, primarily as a result of an increase in GTLC retail driven by an increase in pricing and increased park visitation.

Labor and labor-related benefits decreased $3.6 million, or 2.6%, primarily due to a decrease in labor hours associated with decreased occupancy from lower visitation to our resort locations and a reduction in variable compensation plan expense ($1.8 million). General and administrative expense decreased $5.4 million, or 8.9%, primarily due to a decrease in overhead costs from cost savings attributable to the Company's RET initiatives. Other expense increased $6.2 million, or 6.3%, as a result of increased taxes and assessments ($2.1 million) driven by a reduction in property tax refunds received, as well as inflation in supplies, professional services, repairs and maintenance, credit card fees, franchise fees and commissions.

Revenue from payroll cost reimbursement and the corresponding reimbursed payroll costs relate to payroll costs at managed hotel properties where we are the employer and all payroll costs are reimbursed by the owners of the properties under contractual arrangements. Since the reimbursements are made based upon the costs incurred with no added margin, the revenue and corresponding expense have no effect on our Lodging Reported EBITDA.

Real Estate Segment

Our Real Estate net revenue is primarily determined by the timing of closings and the mix of real estate sold in any given period. Different types of projects have different revenue and profit margins; therefore, as the real estate inventory mix changes, it can greatly impact Real Estate segment net revenue, operating expense, gain or loss on sale of real property and Real Estate Reported EBITDA.

Real Estate segment operating results for Fiscal 2026, Fiscal 2025 and Fiscal 2024 are presented by category as follows (in thousands):

	Year ended July 31,			Percentage Increase/(Decrease)	
	2026	2025	2024	2026/2025	2025/2024
Total Real Estate net revenue	$ 6,193	$ 435	$ 4,704	1,323.7 %	(90.8)%
Real Estate operating expense:					
Cost of sales	5,714	—	3,607	— %	(100.0)%
Other	6,271	6,213	5,907	0.9 %	5.2 %
Total Real Estate operating expense	11,985	6,213	9,514	92.9 %	(34.7)%
Gain on sale of real property, net	13,163	24,404	6,285	(46.1)%	288.3 %
Real Estate Reported EBITDA	$ 7,371	$ 18,626	$ 1,475	(60.4)%	1,162.8 %

Fiscal 2026

Real Estate EBITDA for Fiscal 2026 primarily includes (i) a gain on sale of real property for $13.1 million related to the sale of a real estate parcel in Breckenridge, Colorado for proceeds of $15.4 million, which were received in prior periods, but the terms of the agreement prevented transfer of control to the buyer at the time, and therefore the proceeds were deferred for recognition until control was transferred, which occurred during the three months ended October 31, 2025; (ii) a gain of $0.2 million related to the sale of a real estate parcel at Red Sky Ranch for proceeds of $5.9 million offset by a corresponding land basis and associated closing costs totaling $5.7 million; (iii) a loss on the sale of real property for $1.8 million related to the transfer of a land parcel in Keystone, Colorado, which were received in prior periods, but the terms of the agreement prevented transfer of control to the buyer at the time; therefore, the loss was deferred for recognition until control was transferred, which occurred during the three months ended January 31, 2026; and (iv) gain on sale of real property from two property sales in Okemo, Vermont totaling $1.7 million.

Other operating expense of $6.3 million was primarily comprised of general and administrative costs, such as labor and labor-related benefits, professional services and allocated corporate overhead costs.

Fiscal 2025

During Fiscal 2025, we recorded a gain on sale of real property for $16.5 million related to the resolution of the October 2023 Eagle County District Court final ruling and valuation regarding the Town of Vail's condemnation of our East Vail property, for which we received proceeds of $17.6 million. We also recorded a gain on sale of real property for $8.5 million related to the sale of three real estate parcels in Breckenridge, Colorado for total consideration of $11.9 million, including $1.0 million net cash proceeds received at closing, for which one of these parcels was originally sold during the year ended July 31, 2022 but the terms of the agreement prevented transfer of control to the buyer at the time, and therefore a portion of the proceeds were deferred for recognition until control was transferred which occurred during the third fiscal quarter of Fiscal 2025.

Other operating expense of $6.2 million was primarily comprised of general and administrative costs, such as labor and labor-related benefits, professional services and allocated corporate overhead costs.

Other Items

In addition to segment operating results, the following items contributed to our overall financial position and results of operations (in thousands):

	Year ended July 31,			Percentage Increase/(Decrease)	
	2026	2025	2024	2026/2025	2025/2024
Depreciation and amortization	$ (305,610)	$ (296,437)	$ (279,073)	3.1 %	6.2 %
Change in estimated fair value of contingent consideration	$ (19,239)	$ (9,379)	$ (47,957)	105.1 %	(80.4)%
(Loss) gain on disposal of fixed assets and other, net	$ (6,823)	$ 6,933	$ (9,633)	(198.4)%	172.0 %
Interest expense, net	$ (205,623)	$ (171,628)	$ (164,599)	19.8 %	4.3 %
Provision for income taxes	$ (56,212)	$ (104,421)	$ (92,776)	(46.2)%	12.6 %
Effective tax rate	(24.8)%	(25.9)%	(27.3)%	(1.1 pts)	(1.4 pts)

Depreciation and amortization. Depreciation and amortization expense for Fiscal 2026 increased $9.2 million, compared to the prior year. Depreciation expense includes depreciation of capital expenditures over the estimated useful lives of the associated assets, as well as depreciation of the portion of consideration from acquisitions that is allocated to property, plant and equipment. The increase in depreciation and amortization expense during Fiscal 2026 compared to the prior year was primarily driven by additional capital projects completed at our Resorts during the prior fiscal year.

Change in estimated fair value of contingent consideration. Change in estimated fair value of contingent consideration for Fiscal 2026 increased $9.9 million, compared to prior year, primarily driven by updates to key market inputs, including a lower discount rate and increased volatility assumptions, partially offset by the impact of lower than expected performance for Fiscal 2026, resulting in the expectation that no payment will be made to the landlord.

(Loss) Gain on disposal of fixed assets and other, net. (Loss) gain on disposal of fixed assets and other, net for Fiscal 2026 included a $4.0 million loss from construction in progress write offs related to legacy planning projects the Company does not currently intend to pursue, as well as a $2.2 million loss related to lift replacements and upgrades. Fiscal 2025 includes a gain on sale of real property for $6.8 million related to a land parcel in Vail in exchange for releasing a use restriction, as well as a net gain on sale of real property for $3.6 million related to the Hotham Airport sale. These gains were partially offset by losses on other annual disposals of fixed assets.

Interest expense, net. Interest expense, net for Fiscal 2026 increased $34.0 million compared to the prior year, primarily due to the offering of $500.0 million aggregate principal amount of 5.625% senior notes due 2030 ($27.3 million), issued under an indenture dated July 2, 2025, as well as an increase in the term loan balance ($8.9 million).

Provision for income taxes. The effective tax rate for Fiscal 2026 was 24.8%, compared to 25.9% for Fiscal 2025.

Effective tax rate. The decrease in the effective tax rate was primarily due to reduced state and local income taxes from a decrease in U.S. income, compared to the prior year.

Reconciliation of Non-GAAP Measures

The following table reconciles net income attributable to Vail Resorts, Inc. to Total Reported EBITDA for Fiscal 2026, Fiscal 2025 and Fiscal 2024 (in thousands):

	Year ended July 31,		
	2026	2025	2024
Net income attributable to Vail Resorts, Inc.	$ 147,535	$ 280,004	$ 231,105
Net income attributable to noncontrolling interests	23,209	17,972	15,874
Net income	170,744	297,976	246,979
Provision for income taxes	56,212	104,421	92,776
Income before provision for income taxes	226,956	402,397	339,755
Depreciation and amortization	305,610	296,437	279,073
Loss (gain) on disposal of fixed assets and other, net	6,823	(6,933)	9,633
Change in estimated fair value of contingent consideration	19,239	9,379	47,957
Investment income and other, net	(11,129)	(10,126)	(18,592)
Foreign currency (gain) loss on intercompany loans	(80)	(20)	4,140
Interest expense, net	205,623	171,628	164,599
Total Reported EBITDA	$ 753,042	$ 862,762	$ 826,565
Mountain Reported EBITDA	$ 729,352	$ 821,341	$ 802,072
Lodging Reported EBITDA	16,319	22,795	23,018
Resort Reported EBITDA	745,671	844,136	825,090
Real Estate Reported EBITDA	7,371	18,626	1,475
Total Reported EBITDA	$ 753,042	$ 862,762	$ 826,565

The following table reconciles long-term debt, net to Net Debt (defined as long-term debt, net plus long-term debt due within one year less cash and cash equivalents and short-term investments) (in thousands):

	Year ended July 31,	
	2026	2025
Long-term debt, net	$ 3,102,460	$ 2,594,765
Long-term debt due within one year	83,908	599,509
Total debt	3,186,368	3,194,274
Less:		
Cash and cash equivalents	$ 231,349	$ 440,290
Short-term certificates of deposit	$ 37,112	$ —
Net Debt	$ 2,917,907	$ 2,753,984

Liquidity and Capital Resources

Changes in significant sources and uses of cash for Fiscal 2026, 2025 and 2024 are presented by category as follows (in thousands):

	Year ended July 31,		
	2026	2025	2024
Net cash provided by operating activities	$ 479,626	$ 554,870	$ 589,022
Net cash used in investing activities	$ (265,962)	$ (204,497)	$ (241,069)
Net cash used in financing activities	$ (421,040)	$ (242,647)	$ (577,036)

Historically, we have lower cash available at the end of each first and fourth fiscal quarter-ends as compared to our second and third fiscal quarter-ends, primarily due to the seasonality of our Mountain segment operations.

Fiscal 2026 compared to Fiscal 2025

We generated $479.6 million of net cash from operating activities during Fiscal 2026, a decrease of $75.2 million compared to $554.9 million generated during Fiscal 2025. The decrease in net operating cash flows was primarily a result of decreased Mountain and Lodging segment operating results for Fiscal 2026, primarily driven by decreased Local and Destination skier visitation as a result of record low snowfall and historically warm temperatures across the western U.S. negatively impacting visitation and spending throughout the season. These decreases were partially offset by a decrease in income tax payments of approximately $91.7 million during Fiscal 2026 as compared to the prior year, primarily due to lower taxable income for the current year.

The increase in net cash used in investing activities for Fiscal 2026 of $61.5 million was primarily due to $37.1 million of short-term certificates of deposit in the current year, net of maturities, which were invested in deposits with maturity dates of more than three months at the date of purchase and are therefore not reflected as cash equivalents, as well as a one-time settlement of $17.6 million of cash received during Fiscal 2025 related to the resolution of the October 2023 Eagle County District Court final ruling and valuation regarding the Town of Vail's condemnation of our East Vail property, partially offset by a decrease in capital expenditures of approximately $3.6 million as compared to the prior year.

Net cash used in financing activities increased by $178.4 million during Fiscal 2026 compared to Fiscal 2025, primarily driven by the repayment upon maturity of the remaining $525.0 million aggregate principal amount of the 0.0% Convertible Notes, partially offset by an increase in proceeds received from borrowings under the Vail Holdings Credit Agreement of $319.1 million primarily driven by additional borrowings of $275.0 million in December 2025 which was subsequently used to repay the 0.0% Convertible Notes.

Significant Sources of Cash

We had $231.3 million of cash and cash equivalents as of July 31, 2026, compared to $440.3 million as of July 31, 2025. The decrease was primarily attributable to (i) a decrease in operating cash flows from a decrease in Mountain and Lodging segment operating results from the impact of decreased skier visitation; (ii) the repayment upon maturity of the remaining $525.0 million aggregate principal amount of the 0.0% Convertible Notes, partially offset by proceeds received from net borrowings; and (iii) $37.1 million of net investments in short-term certificates of deposits during Fiscal 2026. We currently anticipate that our Mountain and Lodging segment operating results will continue to provide a significant source of future operating cash flows for at least the next 12 months and thereafter for the foreseeable future.

In addition to our $231.3 million of cash and cash equivalents at July 31, 2026, we had $37.1 million in short-term certificates of deposit, as well as $337.4 million available under the revolver component of our Vail Holdings Credit Agreement as of July 31, 2026 (which represents the total commitment of $600.0 million less outstanding borrowings of $180.0 million and outstanding letters of credit of $82.6 million). On December 26, 2025, the Company drew the remaining $275.0 million outstanding balance of the delayed draw term loan. The incremental term loan borrowings were used to fund the repayment upon maturity of the 0.0% Convertible Notes. On February 9, 2026, VHI entered into the Tenth A&R Credit Agreement (as discussed further below). As of July 31, 2026, the term loan facility had an outstanding balance of $1,243.1 million. Additionally, we had C$246.6 million ($175.9 million) available under the revolver component of our Whistler Credit Agreement (which represents the total commitment of C$250.0 million ($178.3 million) less certain outstanding letters of credit of C$3.4 million ($2.4 million)). We expect that our liquidity needs in the near term will be met by continued use of our existing cash and cash equivalents, operating cash flows and borrowings under both the Vail Holdings Credit Agreement and Whistler Credit Agreement, if needed. The Tenth A&R Credit Agreement and the Whistler Credit Agreement provide adequate flexibility and are priced favorably with any new borrowings currently priced at the Secured Overnight Financing Rate plus 1.88% and Canadian Overnight Repo Rate Average plus 1.75%, respectively.

Significant Uses of Cash

<u>*Capital Expenditures*</u>

We have historically invested significant amounts of cash in capital expenditures for our resort operations, and we expect to continue to do so, subject to operating performance particularly as it relates to discretionary projects. Currently planned capital expenditures primarily include investments that will allow us to maintain our high-quality standards for the guest experience, as well as certain incremental discretionary improvements at our Resorts, throughout our owned hotels and in technology that can impact the full network. We evaluate additional discretionary capital improvements based on an expected level of return on investment.

We expect our capital plan for calendar year 2026 will be approximately $215.0 million to $220.0 million, excluding $12.0 million of growth capital investments at our European resorts, $5.0 million of RET projects and $2.0 million in real estate

planning capital. Including these investments, our total capital plan for calendar year 2026 is expected to be approximately $229.0 million to $234.0 million. Our 2026 capital plan is focused on resort-specific investments across our destination and regional resorts, technology investments and investments that enhance sustainability, efficiency and the overall guest experience. Key resort investments include lift replacements and capacity enhancements at Park City Mountain, Whistler Blackcomb and Seven Springs, significant guest experience upgrades including dining and lodging renovations across multiple resorts, and continued planning investments to support the development of the West Lionshead area into a fourth base village at Vail Mountain, subject to approvals. Technology investments are focused on expanding digital capabilities through the My Epic app, modernizing e-commerce and marketing platforms, and enhancing Ski & Ride School and rental operations to improve guest engagement and operational efficiency. Efficiency and sustainability investments include expanded implementation of remote avalanche control systems and targeted snowmaking and system upgrades to support the Company's RET initiatives and Commitment to Zero goals. We currently plan to utilize cash on hand, borrowings available under our credit agreements and/or cash flow generated from future operations to provide the cash necessary to complete our capital plans.

Approximately $91.9 million was spent for calendar year 2026 capital expenditures as of July 31, 2026 and approximately $124.0 million to $129.0 million is expected to be spent in the remainder of calendar year 2026, before $9.5 million of growth capital investments at our European resorts and $1.5 million of real estate related capital projects.

Acquisition of Crans-Montana

On May 2, 2024, we acquired Crans-Montana for a purchase price of CHF 97.2 million ($106.8 million), after adjustments for certain agreed-upon items, which was funded with cash on hand.

Debt

As of July 31, 2026, principal payments on the majority of our long-term debt ($3.0 billion of the total $3.2 billion debt outstanding as of July 31, 2026) are not due until fiscal year 2030 and beyond. As of both July 31, 2026 and 2025, total long-term debt, net (including long-term debt due within one year) was $3.2 billion. Net Debt (defined as long-term debt, net plus long-term debt due within one year less cash and cash equivalents and short-term investments) was $2.9 billion and $2.8 billion as of July 31, 2026 and 2025, respectively.

On December 26, 2025, the Company drew the remaining $275.0 million outstanding balance of the delayed draw term loan. The incremental term loan borrowings and cash on hand were used to fund the repayment of the remaining $525.0 million aggregate principal amount of the 0.0% Convertible Notes as the notes were not in the money on the maturity date and had to be settled in cash. On February 9, 2026, VHI entered into the Tenth A&R Credit Agreement. The Tenth A&R Credit Agreement, among other things, (i) replaced the existing term loan facility with a new $1,275.0 million senior term loan facility; (ii) extended the maturity date of the revolver and term loan facilities to the earlier of (x) five years from the closing date and (y) the date that is ninety days prior to the maturity of the Company's 5.625% senior notes due July 2030, so long as such notes remain outstanding; and (iii) reduced the interest rate applicable to borrowings under the Tenth A&R Credit Agreement. As of July 31, 2026, the term loan facility had an outstanding balance of $1.2 billion. On September 24, 2025, we amended the Whistler Credit Agreement primarily to extend the maturity date to September 24, 2030, and to reduce the total size of the credit facility from C$300.0 million to C$250.0 million. We expect that our liquidity needs in the near term will be met by continued use of our existing cash and cash equivalents, operating cash flows and borrowings under both the Vail Holdings Credit Agreement and Whistler Credit Agreement, if needed.

Our debt service requirements can be impacted by changing interest rates as we had approximately $1.5 billion of variable-rate debt outstanding as of July 31, 2026. A 100-basis point change in our borrowing rates would cause our annual interest payments to change by approximately $14.7 million. Additionally, the annual payments associated with the financing of the Canyons Resort transaction increase by the greater of CPI less 1%, or 2%. The fluctuation in our debt service requirements, in addition to interest rate and inflation changes, may be impacted by future borrowings under our credit agreements or other alternative financing arrangements we may enter into. Our long-term liquidity needs depend upon operating results, which in turn impact the borrowing capacity under our credit agreements. We can respond to liquidity impacts of changes in the business and economic environment by managing our capital expenditures, variable operating expenses, the timing of new real estate development activity and the payment of cash dividends on our common stock.

Material Cash Requirements

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as debt agreements and construction agreements in conjunction with our capital expenditures. Debt obligations, which totaled $3.2 billion as of July 31, 2026, are recognized as liabilities in our Consolidated Balance Sheet. Obligations under construction contracts and other purchase commitments are not recognized as liabilities in our Consolidated Balance Sheet until services and/or goods are received. A summary of our material cash obligations as of July 31, 2026 (excluding obligations presented in Note 4, Leases) is presented below (in thousands):

	Payments Due by Period				
	Total	Fiscal 2027	2-3 years	4-5 years	More than 5 years
Long-term debt (1)	$ 3,939,148	235,390	441,914	1,950,270	1,311,574
Service contracts	$ 72,464	36,145	28,895	5,632	1,792
Purchase obligations and other (2)	$ 670,079	481,210	104,186	1,812	82,871
Total contractual cash obligations	$ 4,681,691	$ 752,745	$ 574,995	$ 1,957,714	$ 1,396,237

(1) Long-term debt includes principal payments, fixed-rate interest payments and estimated variable interest payments utilizing interest rates in effect at July 31, 2026, and assumes all debt outstanding as of July 31, 2026 will be held to maturity. The future annual interest obligations noted herein are estimated only in relation to debt outstanding as of July 31, 2026, and do not reflect interest obligations on potential future debt or refinancing.

(2) Purchase obligations and other primarily includes amounts which are classified as trade payables ($153.1 million), accrued payroll and benefits ($111.7 million), accrued fees and assessments ($53.5 million), contingent consideration liability ($97.8 million) and accrued taxes (including taxes for uncertain tax positions) ($60.6 million) on our Consolidated Balance Sheet as of July 31, 2026. These amounts also include other commitments for goods and services not yet received, including construction contracts and minimum commitments under season pass alliance agreements, which are not included on our Consolidated Balance Sheet as of July 31, 2026 in accordance with GAAP.

Share Repurchase Program

Our share repurchase program is conducted under authorizations made from time to time by our Board. On March 9, 2006, our Board initially authorized the repurchase of up to 3,000,000 shares of Vail Shares and later authorized additional repurchases of up to 3,000,000 additional Vail Shares (July 16, 2008), 1,500,000 Vail Shares (December 4, 2015), 2,500,000 Vail Shares (March 7, 2023), 1,100,000 Vail Shares (September 25, 2024) and 1,500,000 Vail Shares (June 4, 2025), for a total authorization to repurchase shares of up to 12,600,000 Vail Shares. During Fiscal 2026, we repurchased 322,709 shares (at an average price of $139.44) for a total cost of approximately $45.0 million, excluding accrued excise tax. Since the inception of this stock repurchase program through July 31, 2026, we have repurchased 11,382,892 Vail Shares at a cost of approximately $1,444.2 million. As of July 31, 2026, 1,217,108 Vail Shares remained available to repurchase under the existing repurchase authorization. Vail Shares purchased pursuant to the repurchase program will be held as treasury shares and may be used for the issuance of shares under our share award plan. Repurchases under the program may be made from time to time at prevailing prices as permitted by applicable laws, and subject to market conditions and other factors. The timing, as well as the number of Vail Shares that may be repurchased under the program, will depend on several factors, including our future financial performance, our available cash resources and competing uses for cash that may arise in the future, the restrictions in our Vail Holdings Credit Agreement, prevailing prices of Vail Shares and the number of Vail Shares that become available for sale at prices that we believe are attractive. The share repurchase program has no expiration date.

Dividend Payments

During Fiscal 2026, we paid cash dividends of $8.88 per share ($317.1 million). During Fiscal 2025, we paid cash dividends of $8.88 per share ($328.2 million). On September 24, 2026, our Board approved a cash dividend of $2.22 per share payable on October 27, 2026 to stockholders of record as of October 8, 2026. We expect to fund the dividend with our available liquidity. The amount, if any, of dividends to be paid in the future will depend on our available cash on hand, anticipated cash needs, overall financial condition, restrictions contained in our Vail Holdings Credit Agreement, future prospects for earnings and cash flows, as well as other factors considered relevant by our Board.

Covenants and Limitations

We must abide by certain restrictive financial covenants under our credit agreements. The most restrictive of those covenants include the following covenants: for the Vail Holdings Credit Agreement, Net Funded Debt to Adjusted EBITDA ratio, Secured Net Funded Debt to Adjusted EBITDA ratio and the Interest Coverage ratio (each as defined in the Vail Holdings Credit Agreement); for the Whistler Credit Agreement, Consolidated Total Leverage Ratio and Consolidated Interest Coverage Ratio (each as defined in the Whistler Credit Agreement); and for the EPR Secured Notes, Maximum Leverage Ratio and Consolidated Fixed Charge Ratio (each as defined in the EPR Agreements). Additionally, the New Regional Policy loan between Andermatt-Sedrun and the Canton of Uri and Canton of Graubünden dated June 24, 2016 includes restrictive covenants requiring certain minimum financial results (as defined in the agreement). In addition, our financing arrangements limit our ability to make certain restricted payments, pay dividends on or redeem or repurchase stock, make certain investments and make certain affiliate transfers, and may limit our ability to enter into certain mergers, consolidations or sales of assets and incur certain indebtedness. Our borrowing availability under the Vail Holdings Credit Agreement is primarily determined by the Net Funded Debt to Adjusted EBITDA ratio, which is based on our segment operating performance, as defined in the Vail Holdings Credit Agreement. Our borrowing availability under the Whistler Credit Agreement is primarily determined based on the commitment size of the credit facility and our compliance with the terms of the Whistler Credit Agreement.

We were in compliance with all restrictive financial covenants in our debt instruments as of July 31, 2026. We expect that we will meet all applicable financial maintenance covenants in effect in our credit agreements through the next twelve months. However, there can be no assurance we will meet such financial covenants. If such covenants are not met, we would be required to seek a waiver or amendment from the banks participating in the credit agreements. There can be no assurance that such waivers or amendments would be granted, which could have a material adverse impact on our liquidity.

Off Balance Sheet Arrangements

We do not have off balance sheet transactions that are expected to have a material effect on our financial condition, revenue, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Preparation of Consolidated Financial Statements in conformity with GAAP requires Management to select accounting policies and make judgments and estimates affecting the application of those accounting policies. In applying our accounting policies, different business conditions or the use of different assumptions may result in materially different amounts reported in the Consolidated Financial Statements.

We have identified the most critical accounting policies which were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. We also have other policies considered key accounting policies; however, these policies do not meet the definition of critical accounting policies because they do not generally require us to make estimates or judgments that are complex or subjective. We have reviewed these critical accounting policies and related disclosures with our Audit Committee of the Board.

Goodwill and Intangible Assets

Description

The carrying value of goodwill and indefinite-lived intangible assets are evaluated for possible impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the estimated fair value of a reporting unit or indefinite-lived intangible asset below its carrying value. Definite-lived intangible assets are evaluated for impairment only when there is evidence that events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

Judgments and Uncertainties

Application of the goodwill and indefinite-lived intangible asset impairment test requires judgment, including the identification of reporting units, determination of the type of impairment test that should be performed, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the estimated fair value of reporting units and indefinite-lived intangible assets. We may perform a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset exceeds the carrying amount. If it is determined, based on qualitative factors, that the fair value of the reporting unit or indefinite-lived intangible asset is more likely than not less than the net carrying amount, or if significant changes to macro-economic factors related to the reporting unit or intangible asset have occurred that could materially impact the estimated fair value since the previous quantitative analysis was performed, a quantitative impairment test would be required, in which we would estimate the fair value of the reporting units or indefinite-

lived intangible asset for comparison to their respective net carrying amount. These analyses require significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, available industry/market data (to the extent available), estimation of the long-term rate of growth for our business including expectations and assumptions regarding the impact of general economic conditions on our business, estimation of terminal value, determination of the respective weighted average cost of capital and market participant assumptions. Changes in these estimates and assumptions could materially affect the determination of estimated fair value and the amount of any potential impairment for each reporting unit or indefinite-lived intangible asset.

Effect if Actual Results Differ from Assumptions

Goodwill and indefinite-lived intangible assets are tested for impairment at least annually as of May 1. If the net carrying value of the reporting units or assets exceed their estimated fair value, an impairment loss will be recognized in an amount equal to that excess, but not exceeding the amount of goodwill allocated to the reporting unit. No impairment loss is recognized if the fair value of a reporting unit or indefinite-lived intangible asset exceeds the net carrying amount. For our annual impairment tests of our reporting units and indefinite-lived intangible assets during Fiscal 2026, we performed either a qualitative analysis and concluded it was more likely than not that fair value exceeded carrying value or a quantitative analysis and concluded the fair value exceeded carrying value.

Definite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives and evaluated for impairment together with the Company's other Long-Lived Assets (discussed below) whenever events or changes in circumstances indicate that the net carrying amount of an asset group may not be fully recoverable.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill or indefinite-lived asset impairment tests are accurate. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of our reporting units may include such items as: (1) prolonged adverse weather conditions resulting in a sustained decline in guest visitation; (2) a prolonged weakness in the general economic conditions in which guest visitation and spending are adversely impacted; and (3) volatility in the equity and debt markets which could result in a higher discount rate.

While we believe that our estimates and judgments are reasonable and while historical quantitative tests concluded that the estimated fair values of our reporting units and indefinite-lived assets were in excess of carrying values, if our assumptions are not realized, it is possible that an impairment charge may need to be recorded in the future. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material. As of July 31, 2026, we had $1,674.0 million of goodwill and $251.7 million of indefinite-lived intangible assets recorded on our Consolidated Balance Sheet. There can be no assurance that the estimates and assumptions made for purposes of the goodwill and indefinite-lived intangible asset impairment tests will prove to be an accurate prediction of the future.

Tax Contingencies

Description

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to uncertain tax positions. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the largest tax benefit that is cumulatively greater than 50% likely of being reversed upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, interpretation of tax law, effectively settled issues under audit and new audit activity. A significant amount of time may pass before a particular matter, for which we may have established a reserve, is audited and fully resolved.

Judgments and Uncertainties

The estimates of our tax contingencies reserve contain uncertainty because management must use judgment to estimate the potential exposure associated with our various filing positions.

Effect if Actual Results Differ from Assumptions

We believe the estimates and judgments we have made related to tax contingencies are reasonable and we have adequate reserves for uncertain tax positions. Our reserves for uncertain tax positions, including any income tax related interest and penalties, are $55.9 million as of July 31, 2026. This reserve solely relates to the treatment of the Canyons lease payments obligation as payments of debt obligations and that the tax basis in Canyons goodwill is deductible. Actual results could differ and we may be exposed to increases or decreases in those reserves and tax provisions that could be material.

An unfavorable tax settlement could require the use of cash and could possibly result in increased tax expense and effective tax rate and/or adjustments to our deferred tax assets and deferred tax liabilities in the year of resolution. A favorable tax settlement could possibly result in a reduction in our tax expense, effective tax rate, income taxes payable, other long-term liabilities and/or adjustments to our deferred tax assets and deferred tax liabilities in the year of settlement or in future years.

Depreciable Lives of Assets

Description

Mountain and lodging operational assets, furniture and fixtures, computer equipment, software, vehicles and leasehold improvements are primarily depreciated using the straight-line method over the estimated useful life of the asset. Assets may become obsolete or require replacement before the end of their useful life in which the remaining book value would be written-off or we could incur costs to remove or dispose of assets no longer in use.

Judgments and Uncertainties

The estimates of our useful lives of the assets contain uncertainty because management must use judgment to estimate the useful life of the asset.

Effect if Actual Results Differ from Assumptions

Although we believe the estimates and judgments discussed herein are reasonable, actual results could differ, and we may be exposed to increased expense related to depreciable assets disposed of, removed or taken out of service prior to the end of their originally estimated useful lives, which may be material. A 10% decrease in the estimated useful lives of depreciable assets would have increased depreciation expense by approximately $27.9 million for Fiscal 2026.

Business Combinations

Description

A component of our growth strategy has been to acquire and integrate businesses that complement our existing operations. Accordingly, we allocate the purchase price of acquired businesses to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The difference between the purchase price and the estimated fair value of assets acquired and liabilities assumed is recorded as goodwill. In determining the estimated fair values of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods including present value modeling and referenced market values, as available. Valuations are performed by management or independent valuation specialists under management's supervision, where appropriate.

Judgments and Uncertainties

Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date, including our estimates for intangible assets, contractual obligations assumed and contingent consideration, where applicable. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired include, but are not limited to: determination of weighted average cost of capital, market participant assumptions, royalty rates, terminal multiples and estimates of future cash flows to be generated by the acquired assets. In addition to the estimates and assumptions applied to valuing intangible assets acquired, the determination of the estimated fair value of contingent consideration, including estimating the likelihood and timing of achieving the relevant thresholds for contingent consideration payments, requires the use of subjective judgments. We estimate the fair value of the Park City contingent consideration payments using an option pricing valuation model which incorporates, among other factors, projected achievement of specified financial performance measures, discount rates and volatility for the respective business.

Effect if Actual Results Differ From Assumptions

We believe that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments, which could be significant, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the estimated fair values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded on our Consolidated Statements of Operations.

We recognize the fair value of contingent consideration, if any, at the date of acquisition as part of the consideration transferred to acquire a business. The liability associated with contingent consideration is remeasured to fair value at each reporting period subsequent to the date of acquisition taking into consideration changes in financial projections and long-term growth rates, among other factors, that may impact the timing and amount of contingent consideration payments until the term of the agreement has expired or the contingency is resolved. Increases in the fair value of contingent consideration are recorded as losses on our Consolidated Statements of Operations, while decreases in fair value are recorded as gains.

New Accounting Standards

Refer to the Summary of Significant Accounting Policies within the Notes to Consolidated Financial Statements for a discussion of new accounting standards.

Seasonality and Quarterly Results

Our mountain and lodging operations are seasonal in nature, with a typical peak operating season in North America and Europe generally beginning in mid-December and running through mid-April. In particular, revenue and profits for our North American and European mountain and most of our lodging operations are substantially lower and historically result in losses from late spring to late fall. Conversely, peak operating seasons for our NPS concessioner properties, our mountain resort golf courses and our Australian resorts' ski season generally occur during the North American summer months, and these operations typically incur operating losses during the North American and European winter months. Revenue and profits generated by NPS concessioner properties' summer operations, golf operations and Australian resorts' ski operations are not sufficient to fully offset our off-season losses from our North American and European mountain and other lodging operations. During Fiscal 2026, approximately 81% of total combined Mountain and Lodging segment net revenue (excluding Lodging segment revenue associated with reimbursement of payroll costs) was earned during the second and third fiscal quarters. Therefore, the operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full year (see Notes to Consolidated Financial Statements).

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk. Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness. At July 31, 2026, we had approximately $1.5 billion of net variable rate indebtedness, representing approximately 46% of our total debt outstanding, at an average interest rate during Fiscal 2026 of approximately 5.6%. Based on variable-rate borrowings outstanding as of July 31, 2026, a 100-basis point (or 1.0%) change in our borrowing rates would result in our annual interest payments changing by $14.7 million. Our market risk exposure fluctuates based on changes in underlying interest rates.

Foreign Currency Exchange Rate Risk. We are exposed to currency translation risk because the results of our international entities are reported in local currency, which we then translate to U.S. dollars for inclusion in our Consolidated Financial Statements. As a result, changes between the foreign exchange rates, in particular the Canadian dollar, Australian dollar and Swiss franc compared to the U.S. dollar, affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our financial results. Additionally, we also have foreign currency transaction exposure from the intercompany loans to Whistler Blackcomb that are not deemed to be permanently invested, which have and could materially change due to fluctuations in the Canadian dollar exchange rate. The results of Whistler Blackcomb are reported in Canadian dollars, the results of our Australian resorts are reported in Australian dollars and the results of our Swiss resorts are reported in Swiss francs, each of which we then translate to U.S. dollars for inclusion in our Consolidated Financial Statements. In August 2026, we entered into cross-currency swaps and foreign currency forwards designated as net investment hedges to mitigate our exposure to foreign currency exchange rate risk on our net investment in our Swiss operations. We do not foresee additional significant changes in the strategies used to manage market risk in the near future.

The following table summarizes the amounts of foreign currency translation adjustments, representing gains (losses), and foreign currency gain (loss) on intercompany loans recognized in comprehensive income (in thousands):

	Year ended July 31,		
	2026	2025	2024
Foreign currency translation adjustments	$ 757	$ 21,948	$ (67,384)
Foreign currency gain (loss) on intercompany loans	$ 80	$ 20	$ (4,140)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Vail Resorts, Inc.

Consolidated Financial Statements for the Years Ended July 31, 2026, 2025 and 2024

Management's Report on Internal Control over Financial Reporting

Management of Vail Resorts, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of July 31, 2026. In making this assessment, management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management concluded that, as of July 31, 2026, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of July 31, 2026, as stated in the Report of Independent Registered Public Accounting Firm on the following page.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
of Vail Resorts, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Vail Resorts, Inc. and its subsidiaries (the "Company") as of July 31, 2026 and 2025, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended July 31, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of July 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value Measurement of the Contingent Consideration

As described in Note 9 to the consolidated financial statements, the Company has established a liability of $97.8 million as of July 31, 2026 for additional amounts that management believes are likely to be paid to the landlord of Park City (the "Contingent Consideration"). The Company remeasures the Contingent Consideration to fair value at each reporting date until the contingency is resolved. The estimated fair value of Contingent Consideration includes the future period resort operations of Park City in the calculation of EBITDA on which participating contingent payments are made, which is determined on the basis of estimated subsequent year performance, escalated by an assumed annual growth factor and discounted to net present value. Fair value is estimated using an option pricing valuation model. As described by management, significant assumptions in determining the fair value under this model included future period Park City EBITDA, discount rate and volatility.

The principal considerations for our determination that performing procedures relating to the fair value measurement of the Contingent Consideration is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's significant assumptions for the future period Park City EBITDA, discount rate, and volatility; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's fair value measurement of the Contingent Consideration including controls over the Company's significant assumptions. The procedures also included, among others, testing management's process for developing the fair value measurement and evaluating the significant assumptions used by management related to the future period Park City EBITDA, discount rate, and volatility. Evaluating management's assumptions related to the future period Park City EBITDA, discount rate, and volatility involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past period EBITDA performance of Park City; (ii) the consistency with external market data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discount rate and volatility assumptions.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
September 28, 2026

We have served as the Company's auditor since 2002.

Vail Resorts, Inc.
Consolidated Balance Sheets
(In thousands, except per share amounts)

	July 31, 2026	July 31, 2025
Assets		
Current assets:		
Cash and cash equivalents	$ 231,349	$ 440,290
Restricted cash	15,675	16,129
Short-term certificates of deposit	37,112	—
Accounts receivables, net (Note 8)	355,311	382,370
Inventories, net of reserves	134,634	117,178
Other current assets	102,385	93,823
Total current assets	876,466	1,049,790
Property, plant and equipment, net (Note 8)	2,339,514	2,374,654
Real estate held for sale or investment	67,027	87,853
Goodwill, net (Note 8)	1,673,975	1,675,215
Intangible assets, net (Note 8)	293,595	298,497
Operating right-of-use assets (Note 4)	221,864	242,485
Other assets	54,007	49,391
Total assets	$ 5,526,448	$ 5,777,885
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities (Note 8)	$ 1,008,395	$ 1,056,665
Income taxes payable	4,687	11,452
Long-term debt due within one year (Note 6)	83,908	599,509
Total current liabilities	1,096,990	1,667,626
Long-term debt, net (Note 6)	3,102,460	2,594,765
Operating lease liabilities (Note 4)	190,248	215,085
Other long-term liabilities	317,170	294,464
Deferred income taxes, net (Note 10)	262,182	252,041
Total liabilities	4,969,050	5,023,981
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 25,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000 shares authorized and 47,018 and 46,945 shares issued, respectively	470	469
Additional paid-in capital	1,195,497	1,171,536
Accumulated other comprehensive loss	(50,744)	(57,889)
Retained earnings	549,066	718,662
Treasury stock, at cost; 11,383 and 11,060 shares, respectively (Note 13)	(1,453,762)	(1,408,279)
Total Vail Resorts, Inc. stockholders' equity	240,527	424,499
Noncontrolling interests	316,871	329,405
Total stockholders' equity	557,398	753,904
Total liabilities and stockholders' equity	$ 5,526,448	$ 5,777,885

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Vail Resorts, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended July 31,		
	2026	2025	2024
Net revenue:			
Mountain and Lodging services and other	$ 2,367,221	$ 2,464,910	$ 2,388,227
Mountain and Lodging retail and dining	464,790	499,002	492,260
Resort net revenue	2,832,011	2,963,912	2,880,487
Real Estate	6,193	435	4,704
Total net revenue	2,838,204	2,964,347	2,885,191
Operating expense (exclusive of depreciation and amortization shown separately below):			
Mountain and Lodging operating expense	1,485,203	1,507,993	1,458,369
Mountain and Lodging retail and dining cost of products sold	167,960	181,988	188,054
General and administrative	434,006	433,714	410,027
Resort operating expense	2,087,169	2,123,695	2,056,450
Real Estate operating expense	11,985	6,213	9,514
Total segment operating expense	2,099,154	2,129,908	2,065,964
Other operating (expense) income:			
Depreciation and amortization	(305,610)	(296,437)	(279,073)
Gain on sale of real property, net	13,163	24,404	6,285
Change in estimated fair value of contingent consideration (Note 9)	(19,239)	(9,379)	(47,957)
(Loss) gain on disposal of fixed assets and other, net	(6,823)	6,933	(9,633)
Income from operations	420,541	559,960	488,849
Mountain equity investment income, net	829	3,919	1,053
Investment income and other, net	11,129	10,126	18,592
Foreign currency gain (loss) on intercompany loans (Note 6)	80	20	(4,140)
Interest expense, net	(205,623)	(171,628)	(164,599)
Income before provision for income taxes	226,956	402,397	339,755
Provision for income taxes (Note 10)	(56,212)	(104,421)	(92,776)
Net income	170,744	297,976	246,979
Net income attributable to noncontrolling interests	(23,209)	(17,972)	(15,874)
Net income attributable to Vail Resorts, Inc.	$ 147,535	$ 280,004	$ 231,105
Per share amounts (Note 5):			
Basic net income per share attributable to Vail Resorts, Inc.	$ 4.13	$ 7.54	$ 6.10
Diluted net income per share attributable to Vail Resorts, Inc.	$ 4.12	$ 7.53	$ 6.09
Cash dividends declared per share	$ 8.88	$ 8.88	$ 8.56

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Vail Resorts, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended July 31,		
	2026	2025	2024
Net income	$ 170,744	$ 297,976	$ 246,979
Foreign currency translation adjustments	757	21,948	(67,384)
Change in estimated fair value of hedging instruments, net of tax	—	(1,755)	(11,149)
Comprehensive income	171,501	318,169	168,446
Comprehensive (income) loss attributable to noncontrolling interests	(16,821)	(28,766)	5,729
Comprehensive income attributable to Vail Resorts, Inc.	$ 154,680	$ 289,403	$ 174,175

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Vail Resorts, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)

	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total Vail Resorts, Inc. Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
	Vail Resorts							
Balance, July 31, 2023	$ 468	$ 1,124,433	$ (10,358)	$ 859,405	$ (984,306)	$ 989,642	$ 331,713	$ 1,321,355
Comprehensive income (loss):								
Net income	—	—	—	231,105	—	231,105	15,874	246,979
Foreign currency translation adjustments	—	—	(45,781)	—	—	(45,781)	(21,603)	(67,384)
Change in estimated fair value of hedging instruments, net of tax	—	—	(11,149)	—	—	(11,149)	—	(11,149)
Total comprehensive income (loss)						174,175	(5,729)	168,446
Stock-based compensation expense (Note 14)	—	26,803	—	—	—	26,803	—	26,803
Issuance of shares under share award plan, net of shares withheld for employee taxes (Note 14)	1	(5,626)	—	—	—	(5,625)	—	(5,625)
Repurchases of common stock (Note 13)	—	—	—	—	(151,379)	(151,379)	—	(151,379)
Dividends (Note 5)	—	—	—	(323,684)	—	(323,684)	—	(323,684)
Estimated acquisition date fair value of noncontrolling interests (Note 7)	—	—	—	—	—	—	14,084	14,084
Distributions to noncontrolling interests, net	—	—	—	—	—	—	(25,122)	(25,122)
Balance, July 31, 2024	469	1,145,610	(67,288)	766,826	(1,135,685)	709,932	314,946	1,024,878
Comprehensive income:								
Net income	—	—	—	280,004	—	280,004	17,972	297,976
Foreign currency translation adjustments	—	—	11,154	—	—	11,154	10,794	21,948
Change in estimated fair value of hedging instruments, net of tax	—	—	(1,755)	—	—	(1,755)	—	(1,755)
Total comprehensive income						289,403	28,766	318,169
Stock-based compensation expense (Note 14)	—	33,962	—	—	—	33,962	—	33,962
Issuance of shares under share award plan, net of shares withheld for employee taxes (Note 14)	—	(8,036)	—	—	—	(8,036)	—	(8,036)
Repurchases of common stock (Note 13)	—	—	—	—	(272,594)	(272,594)	—	(272,594)
Dividends (Note 5)	—	—	—	(328,168)	—	(328,168)	—	(328,168)
Distributions to noncontrolling interests, net	—	—	—	—	—	—	(14,307)	(14,307)
Balance, July 31, 2025	469	1,171,536	(57,889)	718,662	(1,408,279)	424,499	329,405	753,904
Comprehensive income:								
Net income	—	—	—	147,535	—	147,535	23,209	170,744
Foreign currency translation adjustments	—	—	7,145	—	—	7,145	(6,388)	757
Total comprehensive income						154,680	16,821	171,501
Stock-based compensation expense (Note 14)	—	28,164	—	—	—	28,164	—	28,164
Issuance of shares under share award plan, net of shares withheld for employee taxes (Note 14)	1	(4,203)	—	—	—	(4,202)	—	(4,202)
Repurchases of common stock (Note 13)	—	—	—	—	(45,483)	(45,483)	—	(45,483)
Dividends (Note 5)	—	—	—	(317,131)	—	(317,131)	—	(317,131)
Distributions to noncontrolling interests, net	—	—	—	—	—	—	(29,355)	(29,355)
Balance, July 31, 2026	$ 470	$ 1,195,497	$ (50,744)	$ 549,066	$ (1,453,762)	$ 240,527	$ 316,871	$ 557,398

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Vail Resorts, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended July 31,		
	2026	2025	2024
Cash flows from operating activities:			
Net income	$ 170,744	$ 297,976	$ 246,979
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	305,610	296,437	279,073
Stock-based compensation expense	28,164	33,962	26,803
Deferred income taxes, net	(1,784)	(20,952)	6,702
Loss (gain) on disposal of fixed assets and other, net	6,823	(6,933)	9,633
Change in estimated fair value of contingent consideration	19,239	9,379	47,957
Other non-cash income, net	(12,148)	(29,014)	(2,745)
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivables, net	30,642	(6,708)	12,887
Inventories, net	(16,918)	1,203	13,190
Accounts payable and accrued liabilities	15,802	18,396	9,369
Deferred revenue	(39,564)	26,436	2,647
Income taxes payable	(12,003)	(36,281)	(43,442)
Other assets and liabilities, net	(14,981)	(29,031)	(20,031)
Net cash provided by operating activities	479,626	554,870	589,022
Cash flows from investing activities:			
Capital expenditures	(231,625)	(235,191)	(211,197)
Acquisition of businesses, net of cash acquired	—	—	(94,356)
Purchases of short-term certificates of deposit	(75,445)	—	—
Maturity of short-term certificates of deposit	38,334	—	57,647
Cash received from disposal of fixed assets	2,482	12,373	337
Other investing activities, net	292	18,321	6,500
Net cash used in investing activities	(265,962)	(204,497)	(241,069)
Cash flows from financing activities:			
Proceeds from borrowings under 5.625% Notes	—	500,000	—
Proceeds from borrowings under 6.50% Notes	—	—	600,000
Proceeds from borrowings under Vail Holdings Credit Agreement	669,063	350,000	—
Repayments of borrowings under 6.25% Notes	—	—	(600,000)
Repayments of 0.0% Convertible Notes	(525,000)	(48,000)	—
Repayments of borrowings under Vail Holdings Credit Agreement	(156,484)	(399,219)	(55,859)
Dividends paid	(317,131)	(328,168)	(323,684)
Repurchases of common stock	(45,000)	(270,000)	(150,000)
Employee taxes paid for share award exercises	(4,202)	(8,036)	(5,625)
Other financing activities, net	(42,286)	(39,224)	(41,868)
Net cash used in financing activities	(421,040)	(242,647)	(577,036)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,019)	11,630	(6,947)
Net (decrease) increase in cash, cash equivalents and restricted cash	(209,395)	119,356	(236,030)
Cash, cash equivalents and restricted cash:			
Beginning of period	$ 456,419	$ 337,063	$ 573,093
End of period	$ 247,024	$ 456,419	$ 337,063
Cash paid for interest	$ 186,308	$ 156,368	$ 146,559
Taxes paid, net	$ 69,938	$ 161,655	$ 129,350
Non-cash investing activities:			
Accrued capital expenditures	$ 27,890	$ 25,788	$ 24,872

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Organization and Business

Vail Resorts, Inc. ("Vail Resorts") is organized as a holding company and operates through various subsidiaries. Vail Resorts and its subsidiaries (collectively, the "Company") operate in three reportable segments: Mountain, Lodging and Real Estate. The Company refers to "Resort" as the combination of the Mountain and Lodging segments.

In the Mountain segment, the Company operates the following 42 destination mountain resorts and regional ski areas:



PACIFIC NW
WHISTLER BLACKCOMB*
STEVENS PASS
TAHOE
NORTHSTAR*
HEAVENLY*
KIRKWOOD*
ROCKIES
PARK CITY*
CRESTED BUTTE*
BEAVER CREEK*
VAIL*
BRECKENRIDGE*
KEYSTONE*
AUSTRALIA
PERISHER
FALLS CREEK
HOTHAM
NORTHEAST
STOWE
ATTITASH
WILDCAT
MOUNT SUNAPEE
CROTCHED MOUNTAIN
OKEMO
MOUNT SNOW
HUNTER MOUNTAIN
MID-ATLANTIC
JACK FROST
BIG BOULDER
ROUNDTOP
LIBERTY MOUNTAIN
WHITETAIL
LAUREL MOUNTAIN
HIDDEN VALLEY
SEVEN SPRINGS MOUNTAIN
MIDWEST
ALPINE VALLEY
BRANDYWINE
BOSTON MILLS
MAD RIVER MOUNTAIN
MT. BRIGHTON
PAOLI PEAKS
WILMOT
HIDDEN VALLEY
AFTON ALPS
SNOW CREEK
SWITZERLAND
ANDERMATT-SEDRUN*
CRANS MONTANA*
PARK CITY
NORTHSTAR
Heavenly
Beaver Creek
VAIL
KEYSTONE
BRECK
HOTHAM
OKEMO
CRANS MONTANA
ANDERMATT SEDRUN

**Denotes a destination mountain resort, which generally receives a meaningful portion of skier visits from long-distance travelers, as opposed to the Company's regional ski areas, which tend to generate skier visits predominantly from their respective local markets.*

Additionally, the Mountain segment includes ancillary services, primarily including ski school, dining and retail/rental operations, and for the Company's Australian ski areas, including lodging and transportation operations. Several of the resorts located in the United States ("U.S.") operate primarily on federal land under the terms of Special Use Permits granted by the U.S. Department of Agriculture Forest Service. The operations of Whistler Blackcomb are conducted on land owned by the government of the Province of British Columbia, Canada within the traditional territory of the Squamish and Lil'wat Nations. The operations of the Company's Australian ski areas are conducted pursuant to long-term leases and licenses on land owned by the governments of New South Wales and Victoria, Australia. A portion of the operations of Andermatt-Sedrun are conducted on land owned by the Swiss Confederation, for which operations are conducted under leasehold agreements and pursuant to a personal easement on land owned by the municipality of Tujetsch. Portions of the Crans-Montana resort operations are conducted on land owned third parties, including local municipalities, via numerous registered easements, building rights (which may be subject to federal concessions), or other agreements. Okemo, Mount Sunapee and Stowe operate on land leased from the respective states in which the resorts are located and on land owned by the Company.

In the Lodging segment, the Company owns and/or manages a collection of luxury hotels and condominiums under its RockResorts brand; other strategic lodging properties and a large number of condominiums located in proximity to the Company's North American mountain resorts; National Park Service ("NPS") concessioner properties including the Grand Teton Lodge Company, which operates destination resorts in Grand Teton National Park; a Colorado resort ground transportation company and mountain resort golf courses.

The Company's Real Estate segment primarily owns, develops and sells real estate in and around the Company's resort communities.

The Company's mountain business and its lodging properties proximate to the Company's mountain resorts are seasonal in nature and typically experience their peak operating seasons from mid-December through mid-April in North America and

Europe. The peak operating season at the Company's Australian resorts, NPS concessioner properties and golf courses generally occurs from June to early October.

2. Summary of Significant Accounting Policies

Principles of Consolidation — The accompanying Consolidated Financial Statements include the accounts of the Company and its consolidated subsidiaries for which the Company has a controlling financial interest. Investments in which the Company does not have a controlling financial interest, but has significant influence, are accounted for under the equity method. All significant intercompany transactions have been eliminated in consolidation.

Reclassifications — During fiscal 2026, the Company disaggregated cash outflows for lease liabilities disclosed as supplemental cash flow information (see Note 4, Leases). Prior-period amounts have been reclassified to conform to the current-year presentation. The reclassification had no impact on previously reported consolidated revenues, operating income, net income, earnings per share, cash flows, or stockholders' equity.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable — The Company records trade accounts receivable in the normal course of business related to the sale of products or services. The allowance for doubtful accounts is based on a specific reserve analysis and on a percentage of accounts receivable and takes into consideration such factors as historical write-offs, the economic climate and other factors that could affect collectability. Write-offs are evaluated on a case by case basis.

Inventories — The Company's inventories consist primarily of purchased retail goods, food and beverage items and spare parts. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company records a reserve for estimated shrinkage and obsolete or unusable inventory.

Property, Plant and Equipment — Property, plant and equipment is carried at cost net of accumulated depreciation and impairments, if any. Costs of repairs and maintenance are expensed as incurred. Expenditures that improve the functionality of the related asset or extend the useful life are capitalized. When property, plant and equipment is retired or otherwise disposed of, the related gain or loss is included in income from operations. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Depreciation is calculated on the straight-line method, including property, plant and equipment under finance leases, generally based on the following useful lives:

	Estimated Life in Years
Land improvements	15-20
Buildings and building improvements	5-30
Machinery and equipment	2-30
Furniture and fixtures	2-10
Software	3
Vehicles	3-5

Real Estate Held for Sale or Investment — The Company capitalizes as real estate held for sale or investment the original land acquisition cost, direct construction and development costs, property taxes, interest paid and other related costs related to real estate under development. Sales and marketing expenses are charged against income in the period incurred.

Deferred Financing Costs — Certain costs incurred with the issuance of debt and debt securities are capitalized and included as a reduction in the net carrying value of long-term debt, net of accumulated amortization, with the exception of costs incurred related to line-of-credit arrangements, which are included in deferred charges and other assets, net of accumulated amortization. Amortization of such deferred financing costs are recorded to interest expense, net on the Company's Consolidated Statements of Operations over the respective term of the applicable debt instruments. When debt is extinguished prior to its maturity date, the amortization of the remaining unamortized deferred financing costs, or pro-rata portion thereof, is charged to loss on extinguishment of debt.

Goodwill and Intangible Assets — The Company has classified as goodwill the cost in excess of estimated fair value of the net assets of businesses acquired in purchase transactions. The Company's major intangible asset classes are trademarks, water rights, customer lists, property management contracts and Forest Service permits. Goodwill and various indefinite-lived

intangible assets, including certain trademarks, water rights and certain property management contracts, are not amortized but are subject to at least annual impairment testing. The Company tests these non-amortizing assets annually (or more often, if necessary) for impairment as of May 1.

For the testing of goodwill and other indefinite-lived intangible assets for impairment, the Company may perform a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset exceeds the carrying amount, which includes an evaluation as to whether there have been significant changes to macro-economic factors related to the reporting unit or intangible asset that could materially impact fair value. If it is determined, based on qualitative factors, that the fair value of the reporting unit or indefinite-lived intangible asset is more likely than not less than the net carrying amount, or if significant changes to macro-economic factors related to the reporting unit or intangible asset have occurred that could materially impact estimated fair values since the previous quantitative analysis was performed, a quantitative impairment test would be required, in which the Company would estimate the fair value of the reporting units or indefinite-lived intangible asset for comparison to their respective net carrying amount. If the net carrying amount of an indefinite-lived assets exceeds its estimated fair value, an impairment loss would be recognized in an amount equal to that excess. If the net carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill of that reporting unit. No impairment loss is recognized if the fair value of a reporting unit or indefinite-lived intangible asset exceeds the net carrying amount. The Company determined that there were no impairments of goodwill or indefinite-lived assets for the years ended July 31, 2026, 2025 and 2024.

Definite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives and evaluated for impairment together with the Company's other *Long-Lived Assets* (discussed below) whenever events or changes in circumstances indicate that the net carrying amount of an asset group may not be fully recoverable.

Long-Lived Assets — The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the net carrying amount of an asset group may not be fully recoverable. If the sum of the expected cash flows, on an undiscounted basis, is less than the net carrying amount of the asset group, an impairment loss is recognized in the amount by which the net carrying amount of the asset group exceeds its estimated fair value. The Company determined that there were no impairments of long-lived assets for the years ended July 31, 2026, 2025 and 2024.

Revenue Recognition — The Company's significant accounting policies with regard to revenue recognition are discussed in Note 3, Revenues.

Real Estate Cost of Sales — Costs of real estate transactions include direct project costs, common cost allocations (primarily determined on relative sales value) and sales commission expense. The Company utilizes the relative sales value method to determine cost of sales for condominium units sold within a project when specific identification of costs cannot be reasonably determined.

Foreign Currency Translation — The functional currency of the Company's entities operating outside of the United States is the principal currency of the economic environment in which the entity primarily generates and expends cash, which is generally the local currency. The assets and liabilities of these foreign operations are translated at the exchange rate in effect as of the balance sheet dates. Income and expense items are translated using the average exchange rate for the period. Translation adjustments from currency exchange, including intercompany transactions of a long-term nature, are recorded in accumulated other comprehensive loss as a separate component of stockholders' equity. Intercompany transactions that are not of a long-term nature are reported as gains and losses within "segment operating expense" and for intercompany loans within "foreign currency gain (loss) on intercompany loans" on the Company's Consolidated Statements of Operations.

Reserve Estimates — The Company uses estimates to record reserves for certain liabilities, including medical claims, workers' compensation claims, third-party loss contingencies and property taxes, among other items. The Company estimates the probable costs related to these liabilities that will be incurred and records that amount as a liability in its Consolidated Financial Statements. Additionally, the Company records, as applicable, receivables related to insurance recoveries for loss contingencies if deemed probable of recovery. These estimates are reviewed and adjusted as the facts and circumstances change. The Company records legal costs related to defending claims as they are incurred.

Advertising Costs — Advertising costs are expensed as incurred. Advertising expense for the years ended July 31, 2026, 2025 and 2024 was $68.1 million, $48.0 million and $49.8 million, respectively, and was recorded within Mountain and Lodging operating expense on the Company's Consolidated Statement of Operations.

Income Taxes — Income tax expense includes U.S. (federal and state) and foreign income taxes. The Company's provision for income taxes is based on pre-tax income, changes in deferred tax assets and liabilities and changes in estimates with regard to uncertain tax positions. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying Consolidated Balance Sheets and for operating loss and tax credit carrybacks or carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The Company's deferred tax assets have been reduced by a valuation allowance to the extent it is deemed to be more likely than not that some or all of the deferred tax assets will not be realized. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is "more-likely-than-not" to be sustained, on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the largest tax benefit that is cumulatively greater than 50% likely of being realized upon ultimate settlement. Interest and penalties accrued in connection with uncertain tax positions are recognized as a component of income tax expense. See Note 10, Income Taxes, for more information.

Fair Value of Financial Instruments — The estimated fair values of the 6.50% Notes and 5.625% Notes (as defined in Note 6, Long-Term Debt) are based on quoted market prices (a Level 2 input). The fair value of the NRP Loan (as defined in Note 6, Long-Term Debt) has been estimated using current borrowing rates for comparable debt instruments with similar maturity dates (a Level 2 input). The fair value of the EPR Secured Notes (as defined in Note 6, Long-Term Debt) has been estimated using current borrowing rates for comparable debt instruments with similar maturity dates (a Level 2 input) and future revenue projections (a Level 3 input). The carrying values, including any unamortized premium or discount and issuance costs, and estimated fair values of the 6.50% Notes, 5.625% Notes, EPR Secured Notes and NRP Loan as of July 31, 2026 are presented below (in thousands):

	July 31, 2026	
	Carrying Value	**Estimated Fair Value**
6.50% Notes	$ 595,034	$ 607,998
5.625% Notes	$ 495,079	$ 499,010
EPR Secured Notes	$ 141,283	$ 164,553
NRP Loan	$ 25,593	$ 27,452

The carrying values for all other financial instruments not included in the above table approximate their respective fair value due to their short-term nature or the variable nature of their associated interest rates.

Stock-Based Compensation — Stock-based compensation expense is measured at the grant date based upon the estimated fair value of the award and is recognized as expense over the applicable vesting period of the award generally using the straight-line method (see Note 14, Stock Compensation Plan, for more information). Forfeitures are recorded as they occur. The following table shows total net stock-based compensation expense for the years ended July 31, 2026, 2025 and 2024 included on the accompanying Consolidated Statements of Operations (in thousands):

	Year Ended July 31,		
	2026	**2025**	**2024**
Mountain stock-based compensation expense	$ 24,629	$ 29,632	$ 23,234
Lodging stock-based compensation expense	3,296	4,004	3,349
Real Estate stock-based compensation expense	239	326	220
Pre-tax stock-based compensation expense	28,164	33,962	26,803
Less: benefit from income taxes	6,796	8,034	6,157
Net stock-based compensation expense	$ 21,368	$ 25,928	$ 20,646

Concentration of Credit Risk — The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and short-term investments. The Company places its cash and cash investments in accounts with high-quality credit institutions. The Company does not enter into financial instruments for trading or speculative purposes. Concentration of credit risk with respect to accounts and notes receivables is limited due to the wide variety of customers and markets in which the Company conducts business, as well as their dispersion across many geographical areas. The Company performs ongoing credit evaluations of its customers and generally does not require collateral, but does require advance deposits on certain transactions.

Accounting for Hedging Instruments — From time to time, the Company enters into interest rate swaps to hedge the variability in cash flows associated with variable-rate borrowings by converting the floating interest rate to a fixed interest rate (the "Interest Rate Swaps"). The Company previously hedged the future cash flows associated with $400.0 million of the principal amount outstanding of its Vail Holdings Credit Agreement (as defined in Note 6, Long-Term Debt), which were designated as cash flow hedges. These interest rate swaps expired on September 23, 2024 and no interest rate swaps have been entered into since that date. The accounting for changes in fair value of hedging instruments depends on the effectiveness of the hedge. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must reduce the Company's exposure to market fluctuation throughout the hedge period. Changes in estimated fair value of the Interest Rate Swaps are recorded within change in estimated fair value of hedging instruments, net of tax, on the Company's Consolidated Statements of Comprehensive Income, and such changes were recorded as a loss of $1.8 million and $11.1 million during the years ended July 31, 2025 and 2024, respectively. Amounts were reclassified into interest expense, net from other comprehensive income during the period in which the hedged item affected earnings. During the year ended July 31, 2024, a gain of $16.1 million was reclassified into interest expense, net from other comprehensive income. See Note 9, Fair Value Measurements, for more information.

Leases — The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there is one or more assets identified and the right to control the use of any identified asset is conveyed to the Company for a period of time in exchange for consideration. Control over the use of an identified asset means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Generally, the Company classifies a lease as a finance lease if the terms of the agreement effectively transfer control of the underlying asset; otherwise, it is classified as an operating lease. For contracts that contain lease and non-lease components, the Company accounts for these components separately. The Company allocates consideration between lease and non-lease components based on their relative standalone prices, which are estimated when observable prices are not readily available. For leases with terms greater than twelve months, the associated lease right-of-use ("ROU") assets and lease liabilities are recognized at the estimated present value of future lease payments over the lease term at commencement date. The Company's leases do not provide a readily determinable implicit rate; therefore, the Company uses an estimated incremental borrowing rate to discount the future minimum lease payments. For leases containing fixed rental escalation clauses, the escalators are factored into the determination of future minimum lease payments. The Company includes options to extend a lease when it is reasonably certain that such options will be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. See Note 4, Leases, for more information.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Recently Issued Accounting Standards

Standards Being Evaluated

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which will expand the disclosures regarding a public entity's expenses by providing disaggregation of certain costs and expenses. The ASU primarily requires that, for each interim and annual reporting period, an entity disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization, as well as other certain qualitative disclosures regarding costs and expenses. The ASU is effective for fiscal years beginning after December 15, 2026 (the Company's fiscal year ending July 31, 2028), and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the effect that the adoption of this standard will have on its financial statements, including determining the timing of adoption.

In September 2025, the FASB issued ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)." The amendments in this update remove all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40. Therefore, an entity will start capitalizing software costs when management has authorized and committed to funding the software project and it is probable that the project will be completed and that the software will be used to perform the function intended. This ASU allows for prospective, modified or retrospective transition. The ASU is effective for fiscal years beginning after December 15, 2027 (the Company's fiscal year ending July 31, 2029) and interim reporting periods within those annual periods, with early adoption permitted. The Company is in the process

of evaluating the effect that the adoption of this standard will have on its financial statements, including determining the timing and method of adoption.

In December 2025, the FASB issued ASU 2025-10, "Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities." The amendments in this update establish authoritative guidance for the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The ASU provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset's cost basis. The ASU also requires enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. The ASU is effective for fiscal years beginning after December 15, 2028 (the Company's fiscal year ending July 31, 2030) and interim reporting periods within those annual periods, with early adoption permitted. The Company is in the process of evaluating the effect that the adoption of this standard will have on its financial statements, including determining the timing of adoption.

In May 2026, the FASB issued ASU 2026-02, "Environmental Credits and Environmental Credit Obligations (Topic 818)" to improve financial reporting for and disclosure of environmental credits and environmental credit obligations. Current generally accepted accounting principles do not provide specific authoritative guidance on how to recognize and measure environmental credits or the related obligations. The ASU establishes recognition, measurement, presentation, and disclosure requirements for entities that generate, purchase, or receive environmental credits or have regulatory compliance obligations that may be settled with such credits. The ASU is effective for fiscal years beginning after December 15, 2027 (the Company's fiscal year ending July 31, 2029), and interim periods within those fiscal periods, with early adoption permitted. The amendments in the ASU must be applied retrospectively. The Company is in the process of evaluating the effect that the adoption of this standard will have on its financial statements, including determining the timing of adoption.

Recently Adopted Standards

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which includes amendments that further enhance the transparency and decision usefulness of income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The Company adopted the standard on a prospective basis for the year ended July 31, 2026. Refer to Note 10, Income Taxes.

3. Revenues

Revenue Recognition

The following provides information about the Company's composition of revenue recognized from contracts with customers and other revenues, the performance obligations under those contracts, and the significant judgments made in accounting for those contracts:

- Mountain revenue is derived from a wide variety of sources, including, among other things: lift revenue, which includes sales of lift tickets and pass products; ski school revenue, which includes the revenue derived from ski school operations; dining revenue, which includes both casual and fine dining on-mountain operations; retail sales and equipment rentals; and other on-mountain revenue, which includes private ski club revenue (which includes both club dues and amortization of initiation fees), marketing revenue, municipal services and lodging and transportation operations at the Company's Australian ski areas. The Company also includes other sources of revenue, primarily related to commercial leasing and employee housing leasing arrangements, within other mountain revenue. Revenue is recognized over time as performance obligations are satisfied as control of the good or service (e.g., access to ski areas, provision of ski school services, etc.) is transferred to the customer, except for the Company's retail sales and dining operations revenues which are recognized at a point in time when performance obligations are satisfied by transferring control of the underlying goods to the customer. The Company records deferred revenue primarily related to the sale of pass products. Deferred revenue is generally recognized throughout the ski season as the Company's performance obligations are satisfied as control of the service (e.g., access to ski areas throughout the ski season) is transferred to the customer. The Company estimates progress towards satisfaction of its performance obligations using an output method that best depicts the transfer of control of the service to its customers, which is based on the number of skiable days in the ski season relative to the estimated total skiable days in the ski season, and which effectively results in revenue being recorded on a straight-line basis throughout the ski season. Total estimated skiable days is based on actual resort opening and estimated closing dates. The Company believes this method best estimates the value transferred to the customer relative to the remaining services promised under the contract.

Epic Coverage is included with the purchase of all pass products for no additional charge and offers refunds if certain personal or resort closure events occur before or during the ski season. The estimated amount of refunds reduces the amount of pass product revenue recognized by the Company and is remeasured at each reporting date.

Epic Mountain Rewards provides pass product holders a discount on ancillary purchases at the Company's North American owned and operated Resorts. Epic Mountain Rewards constitutes an option to purchase additional products and services at a discount, and as a result, the Company allocates a portion of the pass product transaction price to these other lines of business which is recorded as revenue as discounts occur.

- Lodging revenue is derived from a wide variety of sources, including, among other things: revenue from owned hotel rooms and managed hotel rooms; revenue from hotel dining operations; transportation revenue which relates to the Company's Colorado resort ground transportation operations; and other lodging revenue which includes property management services, managed properties other costs reimbursements, private golf club revenue (which includes both club dues and amortization of initiation fees) and golf course fees. Lodging revenue also includes managed hotel property payroll cost reimbursements related to payroll costs at managed properties where the Company is the employer, which are reimbursed by the owner with no added margin. Therefore, these revenues and corresponding expenses have no net effect on the Company's operating income or net income. Other than revenue from dining operations, lodging revenue is mostly recognized over time as performance obligations are satisfied as control of the service (e.g., nightly hotel room access) is transferred to the customer.
- Real estate revenue primarily relates to the sale of development land parcels. Real estate revenue is generally recognized at a point in time when performance obligations have been satisfied, which is usually upon closing of the sales transaction and in an amount that reflects the consideration to which the Company expects to be entitled.

For certain contracts that have an original term length of one year or less, the Company uses the practical expedient applicable to such contracts and does not consider the time value of money. For contracts with an expected term in excess of one year, the Company has considered whether such contracts may contain a financing component. Based on this assessment, the Company has concluded that its contracts do not contain significant financing components, as the timing of payments is not intended to provide financing to either the customer or the Company. Taxes collected from customers and remitted to governmental authorities are generally excluded from revenue on the accompanying Consolidated Statements of Operations.

Disaggregation of Revenues

The following table presents net revenues disaggregated by segment and major revenue type for the years ended July 31, 2026, 2025 and 2024 (in thousands):

	Year ended July 31,		
	2026	2025	2024
Mountain net revenue:			
Lift	$ 1,451,068	$ 1,503,187	$ 1,442,784
Ski School	278,050	309,863	304,548
Dining	222,518	240,900	227,572
Retail/Rental	282,774	302,450	317,196
Other	268,774	273,473	252,270
Total Mountain net revenue	$ 2,503,184	$ 2,629,873	$ 2,544,370
Lodging net revenue:			
Owned hotel rooms	$ 87,976	$ 88,184	$ 83,977
Managed condominium rooms	73,665	81,525	86,199
Dining	65,213	66,374	63,255
Transportation	12,435	14,853	16,309
Golf	17,088	16,008	13,722
Other	54,071	52,805	56,368
	310,448	319,749	319,830
Payroll cost reimbursements	18,379	14,290	16,287
Total Lodging net revenue	$ 328,827	$ 334,039	$ 336,117
Total Resort net revenue	$ 2,832,011	$ 2,963,912	$ 2,880,487
Total Real Estate net revenue	6,193	435	4,704
Total net revenue	$ 2,838,204	$ 2,964,347	$ 2,885,191

Arrangements with Multiple Performance Obligations

Several of the Company’s contracts with customers include multiple performance obligations, primarily related to bundled services and discounts such as Epic Mountain Rewards, ski school packages, lodging packages and events (e.g., weddings and conferences). For such contracts, revenue is allocated to each distinct and separate performance obligation based on its relative standalone selling price. The standalone selling prices are generally based on observable prices charged to customers or estimated based on historical experience and information.

Contract Balances

Contract liabilities are recorded primarily as deferred revenues when payments are received or due in advance of the Company’s performance, including amounts which may be refundable. The deferred revenue balance is primarily related to accounts receivable or cash payments recorded in advance of satisfying the Company’s performance obligations related to sales of pass products prior to the start of the ski season, private club initiation fees and other related advance purchase products, including advance purchase lift tickets, multiple-day lift tickets, ski school lessons, equipment rentals and lodging advance deposits. Due to the seasonality of the Company’s operations, its largest deferred revenue balances occur during the North American pass product selling window, which generally begins in the third quarter of its fiscal year. Deferred revenue balances of a short-term nature were $566.5 million and $602.1 million as of July 31, 2026 and 2025, respectively. For the year ended July 31, 2026, the Company recognized approximately $576.2 million of net revenue that was included in the deferred revenue balance as of July 31, 2025. Deferred revenue balances of a long-term nature, which is included in other long-term liabilities on the Company’s Consolidated Balance Sheets, comprised primarily of long-term private club initiation fee revenue, were $93.6 million and $99.4 million as of July 31, 2026 and 2025, respectively. As of July 31, 2026, the weighted average remaining period over which revenue for unsatisfied performance obligations on long-term private club contracts will be recognized was approximately 14 years.

Contract assets are recorded as trade receivables when the right to consideration is unconditional. Payments from customers are based on billing terms established in the contracts with customers, which vary by the type of customer, the location and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or

services and customer types, contracts require payment before the products are delivered or services are provided to the customer. Impairment losses related to contract assets are recognized through the Company's allowance for doubtful accounts analysis. Contract asset write-offs are evaluated on an individual basis.

Costs to Obtain Contracts with Customers

The Company expects that credit card fees and sales commissions paid to obtain season ski pass products contracts are recoverable. Accordingly, the Company records these amounts as assets when they are paid prior to the start of the ski season.

As of July 31, 2026, $5.8 million of costs to obtain contracts with customers are recorded within other current assets on the Company's Consolidated Balance Sheet. Deferred credit card fees and sales commissions are amortized commensurate with the recognition of pass product revenue. The Company recorded amortization of $31.2 million, $28.7 million and $28.6 million for these costs during the years ended July 31, 2026, 2025 and 2024, respectively, which were recorded within Mountain and Lodging operating expense on the accompanying Consolidated Statement of Operations.

The Company has elected to expense credit card fees and sales commissions related to paid lift products and services as incurred, as the amortization period is generally one year or less for the time between customer purchase and utilization. These fees are recorded within Mountain and Lodging operating expense on the Company's Consolidated Statements of Operations.

4. Leases

The Company's operating leases consist primarily of resort land and land improvements, commercial and retail space, office space, employee residential units, vehicles and other equipment. The Company determines if an arrangement is or contains a lease at contract inception or modification. The Company's lease contracts generally range from 1 year to approximately 70 years, with some lease contracts containing one or more lease extension options, exercisable at the Company's discretion. The Company generally does not include these lease extension options in the initial lease term as it is not reasonably certain that it will exercise such options at contract inception. In addition, certain lease arrangements contain fixed and variable lease payments. The variable lease payments are primarily contingent rental payments based on: (i) a percentage of revenue related to the leased property; (ii) payments based on a percentage of sales over contractual levels; or (iii) lease payments adjusted for changes in an index or market value. These variable lease payments are typically recognized when the underlying event occurs and are included in operating expenses on the Company's Consolidated Statements of Operations in the same line item as the expense arising from the respective fixed lease payments. The Company's lease agreements may also include non-lease components, such as common area maintenance and insurance, which are accounted for separately. Future lease payments that are contingent or represent non-lease components are not included in the measurement of the operating lease liability. The Company's lease agreements do not contain any material residual value guarantees or restrictive covenants. Lease expense related to lease payments is recognized on a straight-line basis over the term of the lease.

The Company's leases do not provide a readily determinable implicit rate. As a result, the Company measures the lease liability using an estimated incremental borrowing rate which is intended to reflect the rate of interest the Company would pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company applies the estimated incremental borrowing rates at a portfolio level based on the economic environment associated with the lease.

The Company uses the long-lived assets impairment guidance to determine recognition and measurement of an ROU asset impairment, if any. The Company monitors for events or changes in circumstances that require a reassessment.

The components of lease expense for the years ended July 31, 2026, 2025 and 2024 were as follows (in thousands):

	Year ended July 31,		
	2026	2025	2024
Finance leases:			
Amortization of the finance ROU assets	$ 11,305	$ 10,988	$ 11,811
Interest on lease liabilities	$ 41,355	$ 39,930	$ 38,671
Variable interest	$ 2,691	$ 2,639	$ 2,587
Operating leases:			
Operating lease expense	$ 50,523	$ 50,447	$ 46,613
Short-term lease expense (1)	$ 22,252	$ 22,409	$ 22,434
Variable lease expense (2)	$ 2,228	$ 2,088	$ 2,694

(1) Short-term lease expense is attributable to leases with terms of 12 months or less and no ROU assets or lease liabilities are included within the Company's Consolidated Balance Sheets.

(2) In addition to the variable lease expense, the Company incurred variable franchise fees under its agreements to operate its NPS concession properties, which the Company accounts for as leases of $6.7 million, $6.2 million and $5.9 million for the years ended July 31, 2026, 2025 and 2024, respectively.

The following table presents the supplemental cash flow information associated with the Company's leasing activities for the years ended July 31, 2026, 2025 and 2024 (in thousands):

	Year ended July 31,		
	2026	2025	2024
Cash flow supplemental information:			
Operating cash outflows for operating lease liabilities	$ 53,162	$ 52,831	$ 51,091
Operating cash outflows for finance lease liabilities	$ 38,453	$ 36,899	$ 35,384
Non-cash supplemental information:			
Operating ROU assets obtained in exchange for operating lease obligations	$ 13,675	$ 19,405	$ 98,007
Finance ROU assets obtained in exchange for finance lease obligations	$ 22,506	$ 64	$ 14,093

Weighted-average remaining lease terms and discount rates as of July 31, 2026 and 2025 are as follows:

	July 31, 2026	July 31, 2025
Weighted-average remaining lease term (in years)		
Operating leases	10.1	10.4
Finance leases	34.5	35.2
Weighted-average discount rate		
Operating leases	5.9 %	5.8 %
Finance leases	9.8 %	9.9 %

Future fixed lease payments for operating and finance leases as of July 31, 2026 reflected by fiscal year (August 1 through July 31) are as follows (in thousands):

	Operating Leases	Finance Leases
2027	$ 51,609	$ 39,050
2028	43,870	39,083
2029	36,183	40,328
2030	28,197	41,062
2031	21,451	41,761
Thereafter	127,793	1,688,782
Total future minimum lease payments	309,103	1,890,066
Less amount representing interest	(83,165)	(1,443,434)
Total lease liabilities	$ 225,938	$ 446,632

The current portion of operating lease liabilities of approximately $35.7 million and $34.9 million as of July 31, 2026 and 2025, respectively, is recorded within accounts payables and accrued liabilities in the accompanying Consolidated Balance Sheets. Finance lease liabilities are recorded within long-term debt, net in the accompanying Consolidated Balance Sheets. The current portion of finance lease liabilities is presented within long-term debt due within one year in the accompanying Consolidated Balance Sheets.

The Canyons finance lease obligation was $380.5 million and $374.9 million as of July 31, 2026 and 2025, respectively, which represents the estimated annual fixed lease payments for the remaining period of the initial 50 year term of the lease assuming annual increases at the floor of 2% and discounted using an interest rate of 10.00%. As of July 31, 2026 and 2025, respectively, the Company has recorded $66.8 million and $74.3 million of net finance lease ROU assets in connection with the Canyons lease, net of $114.5 million and $108.9 million of accumulated amortization, which is included within property, plant and equipment, net in the Company's Consolidated Balance Sheets.

During the year ended July 31, 2026, the Company recognized a new finance lease agreement for the Canyons Parking Garage at Park City, resulting in an incremental finance lease liability on the commencement date of $22.2 million, which represents the minimum lease payments of $80.4 million, net of $58.2 million of amounts representing interest, for the initial 38 year term of the lease discounted at the estimated incremental borrowing rate. The Company recorded a $22.8 million finance lease right-of-use asset in connection with the lease, which has a net value of $22.3 million as of July 31, 2026, net of $0.5 million accumulated amortization, and is included within property, plant and equipment, net in the Company's Consolidated Balance Sheet.

The Whistler Blackcomb employee housing finance lease obligation was $26.6 million and $27.4 million as of July 31, 2026 and 2025, respectively, which represents the minimum lease payments for the remaining period of the initial 20 year term of the lease, net of amounts representing interest, discounted using a rate of 6.95%. As of July 31, 2026 and 2025, respectively, the Company has recorded $22.5 million and $24.2 million of net finance lease ROU assets in connection with these leases, net of $5.2 million and $3.8 million of accumulated amortization, which is included within property, plant and equipment, net in the Company's Consolidated Balance Sheet.

The Northstar Resort finance lease obligation was $11.4 million and $12.1 million as of July 31, 2026 and 2025, respectively, which represents the minimum lease payments for the remaining period of the reassessed 10 year term of the lease, net of amounts representing interest, discounted using a rate of 6.60%. As of July 31, 2026 and 2025, respectively, the Company has recorded $11.0 million and $12.0 million of net finance lease ROU assets in connection with these leases, net of $2.2 million and $1.1 million of accumulated amortization, which is included within property, plant and equipment, net in the Company's Consolidated Balance Sheet.

5. Net Income per Common Share

Earnings per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income attributable to Vail Resorts stockholders by the weighted-average shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, resulting in the issuance of shares of common stock that would then share in the earnings of Vail Resorts.

Presented below is basic and diluted EPS for the years ended July 31, 2026, 2025 and 2024 (in thousands, except per share amounts):

	Year Ended July 31,					
	2026		2025		2024	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income per share:						
Net income attributable to Vail Resorts	$ 147,535	$ 147,535	$ 280,004	$ 280,004	$ 231,105	$ 231,105
Weighted-average Vail Shares outstanding	35,733	35,733	37,155	37,155	37,868	37,868
Total Weighted-average shares outstanding	35,733	35,733	37,155	37,155	37,868	37,868
Effect of dilutive securities	—	59	—	49	—	89
Total shares	35,733	35,792	37,155	37,204	37,868	37,957
Net income per share attributable to Vail Resorts, Inc.	$ 4.13	$ 4.12	$ 7.54	$ 7.53	$ 6.10	$ 6.09

The Company computes the effect of dilutive securities using the treasury stock method and average market prices during the period. The number of shares issuable upon the exercise of share-based awards that were excluded from the calculation of diluted EPS because the effect of their inclusion would have been anti-dilutive totaled approximately 9,000, 13,000 and 12,000 for the years ended July 31, 2026, 2025 and 2024, respectively.

In December 2020, the Company completed an offering of $575.0 million in aggregate principal amount of 0.0% Convertible Notes (as defined in Note 6, Long-Term Debt). The Company was required to settle the principal amount of the 0.0% Convertible Notes in cash and had the option to settle the conversion spread in cash or shares. The Company used the if-converted method to calculate the impact of convertible instruments on diluted EPS when the instruments could be settled in cash or shares. If the conversion value of the 0.0% Convertible Notes exceeded their conversion price, then the Company would calculate its diluted EPS as if all the notes were converted into common stock at the beginning of the period. However, if reflecting the 0.0% Convertible Notes in diluted EPS in this manner was anti-dilutive, or if the conversion value of the notes did not exceed their conversion price for a reporting period, then the shares underlying the notes would not be reflected in the Company's calculation of diluted EPS. On January 2, 2026, the maturity date of the 0.0% Convertible Notes, the Company settled the remaining principal amount in cash. For the years ended July 31, 2026, 2025 and 2024, the price of Vail Shares did not exceed the conversion price and therefore there was no impact to diluted EPS during those periods.

Dividends

During the years ended July 31, 2026, 2025 and 2024 the Company paid cash dividends of $8.88 per share, $8.88 per share, and $8.56 per share, respectively ($317.1 million, $328.2 million, and $323.7 million respectively). On September 24, 2026, the Company's Board approved a cash dividend of $2.22 per share payable on October 27, 2026 to stockholders of record as of October 8, 2026.

6. Long-Term Debt

Long-term debt, net as of July 31, 2026 and 2025 is summarized as follows (in thousands):

	Maturity	July 31, 2026	July 31, 2025
Vail Holdings Credit Agreement revolver [(a)]	2030	$ 180,000	$ —
Vail Holdings Credit Agreement term loan [(a)]	2030	1,243,125	910,547
6.50% Notes [(b)]	2032	600,000	600,000
5.625% Notes [(c)]	2030	500,000	500,000
0.0% Convertible Notes [(d)]	2026	—	525,000
Whistler Credit Agreement revolver [(e)]	2030	—	—
EPR Secured Notes [(f)]	2034-2036	114,162	114,162
Employee housing bonds [(g)]	2027-2039	52,575	52,575
Canyons obligation [(h)]	2063	380,533	374,864
Canyons Parking Garage [(i)]	2063	22,355	—
NRP Loan [(j)]	2036	34,025	37,109
Whistler Blackcomb employee housing leases [(k)]	2042	26,639	27,416
Other [(l)]	2026-2037	30,680	52,332
Total debt		3,184,094	3,194,005
Less: Unamortized premiums, discounts and debt issuance costs [(m)]		(2,274)	(269)
Less: Current maturities [(n)]		83,908	599,509
Long-term debt, net		$ 3,102,460	$ 2,594,765

(a) Vail Holdings, Inc. ("VHI"), which is a wholly-owned subsidiary of the Company, along with other certain subsidiaries of VHI, and the Company, as guarantors, Bank of America, N.A., as administrative agent, and certain Lenders are party to the Tenth Amended and Restated Credit Agreement (the "Vail Holdings Credit Agreement", as defined further below). The Vail Holdings Credit Agreement provides a revolving credit facility, which had an outstanding balance of $180.0 million as of July 31, 2026, and the term loan facility, which had an outstanding balance of $1,243.1 million as of July 31, 2026. The term loan is subject to quarterly amortization of principal, in equal installments, for a total of 5% of principal payable in each year and the final payment of all amounts outstanding, plus accrued and unpaid interest is due upon maturity. The proceeds of the loans made under the Vail Holdings Credit Agreement may be used to fund the Company's working capital needs, capital expenditures, acquisitions, investments and other general corporate purposes, including the issuance of letters of credit.

On January 27, 2025, VHI entered into the First Amendment to the Vail Holdings Credit Agreement (the "First Amendment") to the Ninth Amended and Restated Credit Agreement. The First Amendment, among other things, increased the revolving credit facility by $100.0 million to an aggregate principal amount of $600.0 million and provided for an incremental term loan facility in aggregate principal amount of $450.0 million in the form of delayed draw term loans, which would become subject to the same interest and principal payment terms and same maturity date as the term loan facility once drawn. On July 2, 2025, the Company reduced the delayed draw term loan commitment by $175.0 million pursuant to the Ninth Amended and Restated Credit Agreement. No other material terms of the Vail Holdings Credit Agreement were amended. On December 26, 2025, the Company drew down the remaining $275.0 million outstanding balance of the delayed draw term loan increasing the total outstanding term loan facility. The incremental term loan borrowings were used to fund the repayment of the 0.0% Convertible Notes.

On February 9, 2026, VHI entered into an amendment and restatement of the Ninth Amended and Restated Credit Agreement, dated as of April 24, 2024 (as amended the "Tenth A&R Credit Agreement"). The Tenth A&R Credit Agreement, among other things, (i) replaced the existing term loan facility with a new $1,275.0 million senior term loan facility; (ii) extended the maturity date of the revolver and term loan facilities to the earlier of (x) five years from the closing date and (y) the date that is ninety days prior to the maturity of the Company's 5.625% senior notes due July 2030, so long as such notes remain outstanding; and (iii) reduced the interest rate applicable to borrowings under the Tenth A&R Credit Agreement. Under the Tenth A&R Credit Agreement, borrowings under the Vail Holdings Credit Agreement, including the term loan, bear interest annually at the Secured Overnight Financing Rate ("SOFR") plus a spread of 1.50% as of July 31, 2026 (5.18% as of July 31, 2026). Interest rate margins may fluctuate based upon the ratio of the Company's Net Funded Debt to Adjusted EBITDA (as defined in the Vail Holdings Credit Agreement) on a trailing four-quarter basis.

The Vail Holdings Credit Agreement also includes a quarterly unused commitment fee, which is equal to a percentage determined by the Net Funded Debt to Adjusted EBITDA ratio, as each such term is defined in the Vail Holdings Credit Agreement, multiplied by the daily amount by which the Vail Holdings Credit Agreement commitment exceeds the total of outstanding loans and outstanding letters of credit (0.30% as of July 31, 2026).

(b) On May 8, 2024, the Company completed an offering of $600.0 million aggregate principal amount of 6.50% senior notes due 2032 at par, and the net proceeds were used to fund the redemption of $600.0 million of outstanding 6.25% Notes due 2025 at par. The 6.50% Notes are unsecured senior obligations of the Company and are guaranteed by certain of the Company's domestic subsidiaries.

The Company will pay interest on the 6.50% Notes on May 15 and November 15 of each year commencing on November 15, 2024, and the 6.50% Notes will mature on May 15, 2032. The 6.50% Notes are redeemable, in whole or in part, at any time on or after May 15, 2027 at the redemption prices specified in a 2024 Indenture dated as of May 8, 2024 (the "2024 Indenture") plus accrued and unpaid interest. Prior to May 15, 2027, the Company may redeem some or all of the 6.50% Notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a "make-whole" premium as specified in the 2024 Indenture. In addition, prior to May 15, 2027, the Company may redeem up to 40% of the aggregate principal amount of the 6.50% Notes with an amount not to exceed the net cash proceeds from certain equity offerings at the redemption price of 106.50% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The 6.50% Notes are senior unsecured obligations of the Company and rank equally in right of payment with existing and future senior indebtedness of the Company and the guarantors (as defined in the 2024 Indenture).

The 2024 Indenture requires that, upon the occurrence of a Change of Control Repurchase Event (as defined in the 2024 Indenture), the Company shall offer to purchase all of the outstanding Notes at a purchase price in cash equal to 101% of the outstanding principal amount of the 6.50% Notes, plus accrued and unpaid interest. If the Company or certain of its subsidiaries dispose of assets, under certain circumstances, the Company will be required to either invest the net cash proceeds from such assets sales in its business within a specified period of time, repay certain senior secured debt or debt of its non-guarantor subsidiaries, or make an offer to purchase a principal amount of the 6.50% Notes equal to the excess net cash proceeds at a purchase price of 100% of their principal amount, plus accrued and unpaid interest.

The 2024 Indenture contains covenants that, among other things, restrict the ability of the Company and the guarantors to incur liens on assets; merge or consolidate with another company or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's assets or engage in Sale and Leaseback Transactions (as defined in the 2024 Indenture). The 2024 Indenture does not contain any financial maintenance covenants. Certain of the covenants will not apply to the 6.50% Notes so long as the 6.50% Notes have investment grade ratings from two specified rating agencies and no event of default has occurred and is continuing under the 2024 Indenture. The 2024 Indenture includes customary events of default, including failure to make payment, failure to comply with the obligations set forth in the 2024 Indenture, certain defaults on certain other indebtedness, certain events of bankruptcy, insolvency or reorganization, and invalidity of the guarantees of the 6.50% Notes issued pursuant to the 2024 Indenture.

(c) On July 2, 2025, the Company completed an offering of $500.0 million aggregate principal amount of 5.625% senior notes due 2030 at par, in a private placement conducted pursuant to Rule 144A of the Securities Act of 1933, as amended. The 5.625% Notes were issued under an indenture dated July 2, 2025 (the "5.625% Indenture") between the Company and U.S. Bank Trust Company, National Association, as Trustee. The 5.625% Notes are senior unsecured obligation of the Company and are guaranteed by certain of the Company's domestic subsidiaries.

The Company will pay interest on the 5.625% Notes on January 15 and July 15 of each year commencing on January 15, 2026, and the 5.625% Notes will mature on July 15, 2030. The 5.625% Notes are redeemable, in whole or in part, at any time on or after July 15, 2027 at the redemption prices specified in the 2025 Indenture dated as of July 2, 2025 (the "2025 Indenture") plus accrued and unpaid interest. Prior to July 15, 2027, the Company may redeem some or all of the 5.625% Notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a "make-whole" premium as specified in the 2025 Indenture. In addition, prior to July 15, 2027, the Company may redeem up to 40% of the aggregate principal amount of the 5.625% Notes with an amount not to exceed the net cash proceeds from certain equity offerings at the redemption price of 105.625% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The 5.625% Notes are senior unsecured obligations of the Company and rank equally in right of payment with existing and future senior indebtedness of the Company and the guarantors (as defined in the 2025 Indenture).

The 2025 Indenture requires that, upon the occurrence of a Change of Control Repurchase Event (as defined in the 2025 Indenture), the Company shall offer to purchase all of the outstanding Notes at a purchase price in cash equal to 101% of the outstanding principal amount of the 5.625% Notes, plus accrued and unpaid interest. If the Company or certain of its subsidiaries dispose of assets, under certain circumstances, the Company will be required to either invest the net cash proceeds from such assets sales in its business within a specified period of time, repay certain senior secured debt or debt of its non-guarantor subsidiaries, or make an offer to purchase a principal amount of the 5.625% Notes equal to the excess net cash proceeds at a purchase price of 100% of their principal amount, plus accrued and unpaid interest.

The 2025 Indenture contains covenants that, among other things, restrict the ability of the Company and the guarantors to incur liens on assets; merge or consolidate with another company or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's assets or engage in Sale and Leaseback Transactions (as defined in the 2025 Indenture). The 2025 Indenture does not contain any financial maintenance covenants. Certain of the covenants will not apply to the 5.625% Notes so long as the 5.625% Notes have investment grade ratings from two specified rating agencies and no event of default has occurred and is continuing under the 2025 Indenture. The 2025 Indenture includes customary events of default, including failure to make payment, failure to comply with the obligations set forth in the 2025 Indenture, certain defaults on certain other indebtedness, certain events of bankruptcy, insolvency or reorganization, and invalidity of the guarantees of the 5.625% Notes issued pursuant to the 2025 Indenture.

(d) On January 2, 2026, the maturity date of the 0.0% Convertible Notes, the Company repaid the remaining $525.0 million aggregate principal amount. The repayment was funded with the net proceeds from the Company's delayed draw term loan, in addition to cash on hand.

(e) Whistler Mountain Resort Limited Partnership ("Whistler LP") and Blackcomb Skiing Enterprises Limited Partnership ("Blackcomb LP" and together with Whistler LP, the "WB Partnerships") are party to a credit agreement consisting of a credit facility by and among Whistler LP, Blackcomb LP, certain subsidiaries of Whistler LP and Blackcomb LP and their general partner party thereto as guarantors, the financial institutions party thereto as lenders and The Toronto-Dominion Bank ("TD"), as administrative agent. On April 14, 2023, the WB Partnerships along with other parties to the original agreement entered into the Second Amended and Restated Credit Agreement (as amended, the "Whistler Credit Agreement"). The amended Whistler Credit Agreement (i) extended the maturity date of the revolving credit facility to April 14, 2028; (ii) contained customary LIBOR replacement language for the use of rates based on SOFR with regard to borrowings under the facility made in U.S. dollars; and (iii) contained customary forward-looking transition language for the Canadian Dollar Offered Rate ("CDOR") with regard to borrowings under the facility made in Canadian dollars, including, but not limited to, the use of rates based on the Canadian Overnight Repo Rate Average ("CORRA"), which is a measure of the cost of overnight general collateral funding using Government of Canada treasury bills and bonds as collateral for repurchase transactions, and for which such transition occurred in June 2024. On June 27, 2024, TD issued a notice of benchmark replacement and the implementation of benchmark replacement confirming changes. This notice established the CDOR replacement as the Adjusted Term CORRA, which is the sum of (i) Term CORRA and (ii) 0.29547% for an available tenor of one-month's duration, and 0.32138% for an available tenor of three months' duration, provided that, if the Adjusted Term CORRA as so determined shall ever be less than a floor of 0.00%, then the Adjusted Term CORRA shall be deemed to be 0.00%. No other significant terms of the agreement were amended. On September 24, 2025, we amended the Whistler Credit Agreement primarily to extend the maturity date to September 24, 2030, and to reduce the total size of the credit facility from C$300.0 million to C$250.0 million. The Whistler Credit Agreement uses rates based on SOFR with regard to borrowings under the facility made in U.S. dollars. As of July 31, 2026, there were no borrowings under the Whistler Credit Agreement. The Whistler Credit Agreement also includes a quarterly unused commitment fee based on the Consolidated Total Leverage Ratio, which as of July 31, 2026 is equal to 0.39% per annum. The Whistler Credit Agreement provides for affirmative and negative covenants that restrict, among other things, the WB Partnerships' ability to incur indebtedness and liens, dispose of assets, make capital expenditures, make distributions and make investments. In addition, the Whistler Credit Agreement includes the restrictive financial covenants (leverage ratios and interest coverage ratios) customary for facilities of this type.

(f) In September 2019, in conjunction with the acquisition of Peak Resorts, Inc. ("Peak Resorts"), the Company assumed various secured borrowings (the "EPR Secured Notes") under the master credit and security agreements and other related agreements, as amended, (collectively, the "EPR Agreements") with EPT Ski Properties, Inc. and its affiliates ("EPR"). The EPR Secured Notes include the following:

i. *The Alpine Valley Secured Note.* The $4.6 million Alpine Valley Secured Note provides for interest payments through its maturity on December 1, 2034. As of July 31, 2026, interest on this note accrued at a rate of 12.26%.

ii. *The Boston Mills/Brandywine Secured Note.* The $23.3 million Boston Mills/Brandywine Secured Note provides for interest payments through its maturity on December 1, 2034. As of July 31, 2026, interest on this note accrued at a rate of 11.75%.

iii. *The Jack Frost/Big Boulder Secured Note.* The $14.3 million Jack Frost/Big Boulder Secured Note provides for interest payments through its maturity on December 1, 2034. As of July 31, 2026, interest on this note accrued at a rate of 11.75%.

iv. *The Mount Snow Secured Note.* The $51.1 million Mount Snow Secured Note provides for interest payments through its maturity on December 1, 2034. As of July 31, 2026, interest on this note accrued at a rate of 12.88%.

v. *The Hunter Mountain Secured Note.* The $21.0 million Hunter Mountain Secured Note provides for interest payments through its maturity on January 5, 2036. As of July 31, 2026, interest on this note accrued at a rate of 9.52%.

The EPR Secured Notes are secured by all or substantially all of the assets of Peak Resorts and its subsidiaries, including mortgages on the Alpine Valley, Boston Mills, Brandywine, Jack Frost, Big Boulder, Mount Snow and Hunter Mountain ski resorts. The EPR Secured Notes bear interest at specified interest rates, as discussed above, which are subject to increase each year by the lesser of (i) three times the percentage increase in the Consumer Price Index ("CPI") or (ii) a capped index (the "Capped CPI Index"), which is 1.75% for the Hunter Mountain Secured Note and 1.50% for all other notes. The EPR Agreements provide for affirmative and negative covenants that restrict, among other things, the ability of Peak Resorts and its subsidiaries to incur indebtedness, dispose of assets, make distributions and make investments. In addition, the EPR Agreements include restrictive covenants, including maximum leverage ratio and consolidated fixed charge ratio. An additional contingent interest payment would be due to EPR if, on a calendar year basis, the gross receipts from the properties securing any of the individual EPR Secured Notes (the "Gross Receipts") are more than the result (the "Interest Quotient") of dividing the total interest charges for the EPR Secured Notes by a specified percentage rate (the "Additional Interest Rate"). In such a case, the additional interest payment would equal the difference between the Gross Receipts and the Interest Quotient multiplied by the Additional Interest Rate. This calculation is made on an aggregated basis for the notes secured by the Jack Frost, Big Boulder, Boston Mills, Brandywine and Alpine Valley ski resorts, where the Additional Interest Rate is 10.0%; on a standalone basis for the note secured by the Company's Mount Snow ski resort, where the Additional Interest Rate is 12.0%; and on a standalone basis for the note secured by the Company's Hunter Mountain ski resort, where the Additional Interest Rate is 8.0%. Peak Resorts does not have the right to prepay the EPR Secured Notes. The EPR Secured Notes were recorded at their estimated fair value in conjunction with the acquisition of Peak Resorts on September 24, 2019. The EPR Agreements grant EPR certain other rights including the option to purchase the Boston Mills, Brandywine, Jack Frost, Big Boulder or Alpine Valley resorts, which is exercisable no sooner than two years and no later than one year prior to the maturity dates of the applicable EPR Secured Note for such properties, with any closings to be held on the applicable maturity dates; and, if EPR exercises the purchase option, EPR will enter into an agreement with the Company for the lease of each acquired property for an initial term of 20 years, plus options to extend the lease for two additional periods of ten years each.

(g) The Company has recorded the outstanding debt of four Employee Housing Entities (each an "Employee Housing Entity" and collectively the "Employee Housing Entities"): Breckenridge Terrace, Tarnes, BC Housing and Tenderfoot. The proceeds of the Employee Housing Bonds were used to develop apartment complexes designated primarily for use by the Company's seasonal employees at its Colorado mountain resorts. The Employee Housing Bonds are variable rate, interest-only instruments with interest rates tied to SOFR plus 0% to 0.20% (3.75% to 3.95% as of July 31, 2026).

Interest on the Employee Housing Bonds is paid monthly in arrears and the interest rate is adjusted weekly. No principal payments are due on the Employee Housing Bonds until maturity. Each Employee Housing Entity's bonds were issued in two series. The bonds for each Employee Housing Entity are backed by letters of credit issued under the Vail Holdings Credit Agreement. The table below presents the principal amounts outstanding for the Employee Housing Bonds as of July 31, 2026 (in thousands):

	Maturity	Tranche A	Tranche B	Total
Breckenridge Terrace	2039	$ 14,980	$ 5,000	$ 19,980
Tarnes	2039	8,000	2,410	10,410
BC Housing	2027	9,100	1,500	10,600
Tenderfoot	2035	5,700	5,885	11,585
Total		$ 37,780	$ 14,795	$ 52,575

(h) On May 24, 2013, VR CPC Holdings, Inc. ("VR CPC"), a wholly-owned subsidiary of the Company, entered into a transaction agreement with affiliate companies of Talisker Corporation ("Talisker") pursuant to which the parties entered into a master lease agreement (the "Park City Lease") and certain ancillary transaction documents on May 29, 2013 related to the former stand-alone Canyons Resort ("Canyons"), pursuant to which the Company assumed the resort operations of the Canyons. The Park City Lease between VR CPC and Talisker has an initial term of 50 years with six 50-year renewal options. The Park City Lease provides for $25 million in annual payments, which increase each year by an inflation-linked index of CPI less 1% per annum, with a floor of 2%. Vail Resorts has guaranteed the payments under the Park City Lease. The obligation at July 31, 2026 represents future lease payments for the remaining initial lease term of 50 years (including annual increases at the floor of 2%) discounted using an interest rate of 10.00% and includes accumulated accreted interest expense of approximately $75.2 million.

(i) During Fiscal Year 2026, the Company recognized a new finance lease agreement for the Canyons Parking Garage at Park City, resulting in an incremental finance lease liability on the commencement date of $22.2 million, which represents the minimum lease payments of $80.4 million, net of $58.2 million of amounts representing interest, for the initial 38 year term of the lease discounted at the estimated incremental borrowing rate.

(j) On August 3, 2022 in conjunction with the acquisition of Andermatt-Sedrun, the Company assumed the New Regional Policy loan between Andermatt-Sedrun and the Canton of Uri and Canton of Graubünden dated June 24, 2016 (the "NRP Loan"), with an initial principal balance of CHF 40.0 million. Amounts outstanding under the NRP Loan bear interest at 0.63% per annum until the maturity date, which is September 30, 2036, with semi-annual required payments of principal amortization and accrued interest. In addition, the NRP Loan agreement includes restrictive covenants requiring certain minimum financial results (as defined in the agreement).

(k) During the year ended July 31, 2023, the Company entered into new finance lease agreements for employee housing units at Whistler Blackcomb. The leases have a term of 20 years with no renewal options. The obligation at July 31, 2026 represents future lease payments for the remaining period of the initial 20-year term of the lease (including annual increases at the floor of 3%) discounted using an interest rate of 6.95%.

(l) The Northstar Resort finance lease obligation was $11.4 million as of July 31, 2026, which represents the minimum lease payments for the remaining period of the reassessed 10 year term of the lease, net of amounts representing interest, discounted using a rate of 6.60%. See Note 4, Leases, for additional information regarding the Company's leasing arrangements.

(m) In connection with the various business combinations, the Company estimated the acquisition date fair values of certain debt instruments assumed, and recorded any difference between such estimated fair values and the par value of debt instruments as unamortized premiums and discounts, as appropriate, which are amortized and recorded to interest expense, net on the Company's Consolidated Statements of Operations over the respective term of the applicable debt instruments. Additionally, certain costs incurred with regard to the issuance of debt instruments are capitalized and included as a reduction in the net carrying value of long-term debt, net of accumulated amortization, with the exception of costs incurred related to line-of-credit arrangements, which are included in deferred charges and other assets, net of accumulated amortization. Amortization of such deferred financing costs are recorded to interest expense, net on the Company's Consolidated Statements of Operations over the respective term of the applicable debt instruments.

(n) Current maturities represent principal payments due in the next 12 months.

Aggregate maturities for debt outstanding, including finance lease obligations, as of July 31, 2026 reflected by fiscal year are as follows (in thousands):

		Total
2027	$	82,596
2028		71,577
2029		71,414
2030		1,739,211
2031		7,434
Thereafter		1,211,862
Total debt	$	3,184,094

The Company recorded $205.6 million, $171.6 million and $164.6 million of interest expense, net for the years ended July 31, 2026, 2025 and 2024, respectively, of which $5.4 million, $6.2 million and $6.3 million, respectively, was amortization of deferred financing costs. The Company was in compliance with its financial and operating covenants required to be maintained under its debt instruments for all periods presented.

In connection with the acquisition of Whistler Blackcomb, VHI funded a portion of the purchase price through an intercompany loan to Whistler Blackcomb, which was effective as of November 1, 2016 and requires foreign currency remeasurement to Canadian dollars, the functional currency for Whistler Blackcomb. As a result, foreign currency fluctuations associated with the loan are recorded within the Company's results of operations. The Company recognized approximately $0.1 million, $0.0 million and $(4.1) million of non-cash foreign currency gain (loss) on the intercompany loan to Whistler Blackcomb during the years ended July 31, 2026, 2025 and 2024, respectively, on its Consolidated Statements of Operations. During the year ended July 31, 2026, Whistler Blackcomb repaid the remaining $6.3 million principal amount on the intercompany loan owed to the Company. During the year ended July 31, 2026, the Company entered into two short-term intercompany loans with Whistler Blackcomb denominated in Canadian dollars, and as a result will require remeasurement. As of July 31, 2026, the remaining balance of the intercompany loans owed by the Company to Whistler Blackcomb was $69.6 million.

7. Acquisitions

Crans-Montana Mountain Resort

On May 2, 2024, the Company acquired Crans-Montana in Switzerland from CPI Property Group ("CPIPG"). The Company acquired (i) an approximate 84% ownership stake in Remontées Mécaniques Crans Montana Aminona SA ("CMA"), which controls and operates all of the lifts and supporting mountain operations, including four retail and rental locations; (ii) 100% ownership of SportLife AG, which operates one of the ski schools located at the resort; and (iii) 100% ownership of 11 restaurants located on and around the mountain. The acquisition was funded with cash on hand. As of May 2, 2024 the total fair value of the consideration paid was $107.2 million (CHF 97.5 million).

Portions of the Crans-Montana resort operations are conducted on land owned by third parties via numerous registered easements, building rights (which may be subject to federal concessions), or other agreements. The municipality of Crans-Montana, the municipality of Lens and CPIPG collectively retained in total an approximate 16% ownership stake in CMA. The Company entered into a shareholders' agreement with the municipalities of Crans-Montana and Lens (the "Crans Agreement") for an initial fixed term until December 31, 2035. Thereafter, the Crans Agreement shall continue to be in effect for successive renewal periods of ten years unless terminated by either the Company or the municipalities acting jointly. The Crans Agreement provides for various terms and conditions in relation to the election and governance of the board of directors, company policies, dividends, financial aspects and related matters. The noncontrolling shares may be traded without restriction.

The following summarizes the purchase consideration and the preliminary purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date the transaction was effective (in thousands):

		Acquisition Date Estimated Fair Value
Total cash consideration paid by Vail Resorts, Inc.	$	107,155
Estimated fair value of noncontrolling interests		14,084
Total estimated purchase consideration	$	121,239
Allocation of total estimated purchase consideration:		
Current assets	$	20,768
Property, plant and equipment		115,609
Goodwill		2,821
Identifiable intangible assets and other assets		8,262
Liabilities		(26,221)
Net assets acquired	$	121,239

Identifiable intangible assets acquired in the transaction were primarily related to a trade name. The process of estimating the fair value of the property, plant, and equipment includes the use of certain estimates and assumptions related to replacement cost and physical condition at the time of acquisition. The excess of the purchase price over the aggregate estimated fair values of the assets acquired and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies, the assembled workforce of the resort and other factors, and is not expected to be deductible for income tax purposes under Swiss tax law. The operating results of Crans-Montana are reported within the Mountain segment prospectively from the date of acquisition.

8. Supplementary Balance Sheet Information

The composition of accounts receivables, net follows (in thousands):

		July 31,		
		2026		2025
Trade receivables	$	354,448	$	381,187
Other receivables		7,337		7,690
Gross accounts receivables		361,785		388,877
Allowance for doubtful accounts		(6,474)		(6,507)
Accounts receivables, net	$	355,311	$	382,370

The composition of other current assets follows (in thousands):

		July 31,		
		2026		2025
Prepaid expenses	$	56,717	$	58,089
Other		45,668		35,734
Other current assets	$	102,385	$	93,823

The composition of property, plant and equipment, including finance lease assets, follows (in thousands):

	July 31,	
	2026	2025
Land and land improvements	$ 809,276	$ 804,667
Buildings and building improvements	1,781,079	1,712,138
Machinery and equipment	2,228,385	2,117,865
Furniture and fixtures	370,875	349,921
Software	226,244	189,982
Vehicles	100,079	96,504
Construction in progress	97,091	114,357
Gross property, plant and equipment	5,613,029	5,385,434
Accumulated depreciation	(3,273,515)	(3,010,780)
Property, plant and equipment, net	$ 2,339,514	$ 2,374,654

Depreciation expense, which included depreciation of assets recorded under finance leases, for the years ended July 31, 2026, 2025 and 2024 totaled $301.8 million, $292.2 million and $274.4 million, respectively.

The following table summarizes the composition of property, plant and equipment recorded under finance leases as of July 31, 2026 and 2025 (in thousands):

	July 31,	
	2026	2025
Land	$ 31,818	$ 31,818
Land improvements	49,228	49,228
Buildings and building improvements	92,689	70,209
Machinery and equipment	80,355	85,200
Gross property, plant and equipment	254,090	236,455
Accumulated depreciation	(126,290)	(116,722)
Property, plant and equipment, net	$ 127,800	$ 119,733

The composition of goodwill and intangible assets follows (in thousands):

	July 31,	
	2026	2025
Goodwill		
Goodwill	$ 1,716,847	$ 1,718,257
Accumulated impairments	(25,688)	(25,688)
Accumulated amortization	(17,184)	(17,354)
Goodwill, net	$ 1,673,975	$ 1,675,215
Indefinite-lived intangible assets		
Trademarks	$ 235,185	$ 236,002
Other	41,039	41,072
Total gross indefinite-lived intangible assets	276,224	277,074
Accumulated amortization	(24,542)	(24,713)
Indefinite-lived intangible assets, net	$ 251,682	$ 252,361
Amortizable intangible assets		
Trademarks	$ 38,008	$ 38,008
Other	70,982	71,120
Total gross amortizable intangible assets	108,990	109,128
Accumulated amortization	(67,077)	(62,992)
Amortizable intangible assets, net	41,913	46,136
Total gross intangible assets	385,214	386,202
Total accumulated amortization	(91,619)	(87,705)
Total intangible assets, net	$ 293,595	$ 298,497

Amortization expense for intangible assets subject to amortization for the years ended July 31, 2026, 2025 and 2024 totaled $3.8 million, $4.2 million and $4.7 million, respectively, and is estimated to be approximately $1.4 million annually, on average, for the next five fiscal years.

The changes in the net carrying amount of goodwill allocated between the Company's segments for the years ended July 31, 2026 and 2025 are as follows (in thousands):

	Mountain	Lodging	Goodwill, net
Balance at July 31, 2024	$ 1,632,969	$ 45,006	$ 1,677,975
Acquisition (including measurement period adjustments)	25	—	25
Effects of changes in foreign currency exchange rates	(2,785)	—	(2,785)
Balance at July 31, 2025	1,630,209	45,006	1,675,215
Acquisition	2,199	—	2,199
Effects of changes in foreign currency exchange rates	(3,439)	—	(3,439)
Balance at July 31, 2026	$ 1,628,969	$ 45,006	$ 1,673,975

The composition of accounts payable and accrued liabilities follows (in thousands):

	July 31,	
	2026	2025
Trade payables	$ 153,117	$ 139,976
Deferred revenue	566,480	602,117
Accrued salaries, wages and deferred compensation	40,506	59,779
Accrued benefits	71,217	64,869
Deposits	42,753	42,284
Operating lease liabilities	35,690	34,883
Other accruals	98,632	112,757
Total accounts payable and accrued liabilities	$ 1,008,395	$ 1,056,665

9. Fair Value Measurements

The Company uses valuation techniques which maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The three levels of the hierarchy are as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities;

Level 2: Inputs include quoted prices for similar assets and liabilities in active and inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs which are supported by little or no market activity.

The table below summarizes the Company's cash equivalents, restricted cash, short-term investments and Contingent Consideration (defined below) measured at estimated fair value (all other assets and liabilities measured at fair value are immaterial) (in thousands):

	Estimated Fair Value Measurement as of July 31, 2026			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Commercial Paper	$ 2,401	$ —	$ 2,401	$ —
Certificates of Deposit	$ 42,490	$ —	$ 42,490	$ —
Liabilities:				
Contingent Consideration	$ 97,800	$ —	$ —	$ 97,800

	Estimated Fair Value Measurement as of July 31, 2025			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Money Market	$ 80,576	$ 80,576	$ —	$ —
Commercial Paper	$ 2,401	$ —	$ 2,401	$ —
Certificates of Deposit	$ 65,962	$ —	$ 65,962	$ —
Liabilities:				
Contingent Consideration	$ 93,300	$ —	$ —	$ 93,300

The Company's cash equivalents, restricted cash equivalents, short-term investments and other current assets are measured utilizing quoted market prices or pricing models whereby all significant inputs are either observable or corroborated by observable market data.

In November 2025, the Company purchased CHF 30.0 million of certificates of deposits maturing in May 2026 which were improperly classified as cash and cash equivalents. This misstatement resulted in an overstatement of cash and cash equivalents and an understatement of short-term certificates of deposit on the Company's Consolidated Condensed Balance Sheets as of January 31, 2026 and April 30, 2026 in the amount of $38.8 million and $38.4 million, respectively. Additionally, cash outflows from investing activities from the purchase of short-term certificates of deposit were understated by $37.1 million for both the six and nine months ended January 31, 2026 and April 30, 2026.

The Company evaluated the materiality of the misstatement and concluded that it was immaterial to the previously issued interim financial statements taken as a whole. Although the Company has determined that this misstatement was not material, the Company is revising the previously issued interim financial statements to correct the presentation, which will be effected in connection with its future filing of interim financial statements on Form 10-Q for the periods ending January 31, 2027 and April 30, 2027.

The changes in Contingent Consideration during the years ended July 31, 2026 and 2025 were as follows (in thousands):

	Contingent Consideration
Balance as of July 31, 2024	$ 104,200
Payments	(20,279)
Change in estimated fair value	9,379
Balance as of July 31,2025	93,300
Payments	(14,739)
Change in estimated fair value	19,239
Balance as of July 31, 2026	$ 97,800

The lease for Park City provides for participating contingent payments (the "Contingent Consideration") to the landlord of 42% of the amount by which EBITDA for the Park City resort operations, as calculated under the lease, exceeds an inflation linked threshold and an adjustment equal to 10% of any capital improvements or investments made under the lease by the Company. Contingent Consideration is classified as a liability, which is remeasured to fair value at each reporting date until the contingency is resolved.

The Company estimated the fair value of the Contingent Consideration liability using an option pricing valuation model. The estimated fair value of the Contingent Consideration is determined on the basis of estimated future year performance of Park City, on which participating contingent payments are made, which is increased by an assumed annual growth factor and discounted to present value. Other significant assumptions included a discount rate of 10.5%, and volatility of 15.0%, which together with future period Park City EBITDA, are all unobservable inputs. The Company prepared a sensitivity analysis to evaluate the effect that changes in certain key assumptions would have on the fair value of the Contingent Consideration. A change in the discount rate of 100 basis points, a change in volatility of 100 basis points, or a 5% change in estimated subsequent year performance of the resort would result in a change in the fair value within the range of approximately $5.3 million to $24.5 million.

During the year ended July 31, 2026, the Company made a payment to the landlord for Contingent Consideration of approximately $14.7 million and recorded an increase in the liability of approximately $19.2 million, which was primarily driven by updates to key market inputs, including a lower discount rate and increased volatility assumptions, partially offset by the impact of updated performance for Fiscal 2026, which lowered EBITDA for the current fiscal year and resulted in the expectation that no payment will be made to the landlord in the next period. These changes resulted in an estimated fair value of the Contingent Consideration of approximately $97.8 million, which is included in other long-term liabilities in the Company's Consolidated Balance Sheet as of July 31, 2026.

10. Income Taxes

The Company is subject to taxation in U.S. federal, state and local jurisdictions and various non-U.S. jurisdictions, including Australia, Canada, the Netherlands and Switzerland. The Company's effective tax rate is impacted by the tax laws, regulations, practices and interpretations in the jurisdictions in which it operates and may fluctuate significantly from period to period depending on, among other things, the geographic mix of the Company's profits and losses, changes in tax laws and regulations or their application and interpretation, the outcome of tax audits and changes in valuation allowances associated with the Company's deferred tax assets.

Provision for Income Taxes

U.S. and foreign components of income before provision for income taxes are as follows (in thousands):

	Year Ended July 31,		
	2026	2025	2024
U.S.	$ 105,086	$ 282,244	$ 220,067
Foreign	121,870	120,153	119,688
Income before income taxes	$ 226,956	$ 402,397	$ 339,755

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

	July 31, 2026	July 31, 2025
Deferred income tax liabilities:		
Fixed assets	$ 161,780	$ 155,279
Intangible assets	194,611	174,587
Operating lease right of use assets	53,004	57,454
Other	20,892	23,033
Total	430,287	410,353
Deferred income tax assets:		
Canyons obligation	23,480	18,672
Stock-based compensation	10,359	9,438
Investment in Partnerships	4,332	3,797
Deferred compensation and other accrued benefits	12,319	8,143
Contingent Consideration	24,548	18,190
Net operating loss carryforwards and other tax credits	31,761	24,943
Operating lease liabilities	53,899	59,304
Other, net	28,272	29,844
Total	188,970	172,331
Valuation allowance for deferred income taxes	(20,505)	(13,225)
Deferred income tax assets, net of valuation allowance	168,465	159,106
Net deferred income tax liability	$ 261,822	$ 251,247

The components of deferred income taxes recognized in the accompanying Consolidated Balance Sheets are as follows (in thousands):

	July 31, 2026	July 31, 2025
Deferred income tax asset	$ 360	$ 794
Deferred income tax liability	262,182	252,041
Net deferred income tax liability	$ 261,822	$ 251,247

Significant components of the provision for income taxes are as follows (in thousands):

	Year Ended July 31, 2026	2025	2024
Current:			
Federal	$ 26,901	$ 69,449	$ 44,218
State	3,813	23,374	10,444
Foreign	27,282	32,550	31,412
Total current	57,996	125,373	86,074
Deferred:			
Federal	(2,183)	(16,351)	6,185
State	(2,518)	(2,364)	(574)
Foreign	2,917	(2,237)	1,091
Total deferred	(1,784)	(20,952)	6,702
Provision for income taxes	$ 56,212	$ 104,421	$ 92,776

Effective Tax Rate

The Company adopted Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09") prospectively. A reconciliation of the items accounting for the difference between income taxes computed at the U.S. federal statutory rate and our effective rate for the year ended July 31, 2026, pursuant to the requirements of ASU 2023-09, is as follows (in thousands):

	Year Ended July 31, 2026	
	Amount ($)	Percent (%)
U.S. federal statutory tax rate	$ 47,660	21.0 %
Effect of:		
State and local income taxes, net of federal benefit [1]	1,294	0.6 %
Foreign tax effects:		
Canada:		
Foreign rate differential	5,718	2.5 %
Non-controlling interest	(6,410)	(2.8)%
Other	(2,969)	(1.3)%
Switzerland:		
Changes in valuation allowance	6,100	2.7 %
Other	854	0.4 %
Other jurisdictions	2,329	1.0 %
Effect of cross-border tax laws	2,285	1.0 %
Tax credits	(1,008)	(0.4)%
Nontaxable or nondeductible items	1,261	0.5 %
Changes in unrecognized tax benefits	(877)	(0.4)%
Other adjustments	(25)	— %
Effective tax rate	$ 56,212	24.8 %

[1] In fiscal year 2026, state and local income taxes in Colorado and California made up the majority (greater than 50%) of the tax effect in this category.

As previously disclosed for the years ended July 31, 2025 and 2024, prior to the adoption of ASU 2023-09, a reconciliation of the items accounting for the difference between income taxes computed at the U.S. federal statutory rate and our effective rate are as follows (in thousands):

	Year Ended July 31,	
	2025	2024
At U.S. federal income tax rate	21.0 %	21.0 %
State income tax, net of federal benefit	4.1 %	2.9 %
Change in uncertain tax positions	(0.1)%	0.1 %
Stock-based compensation	0.3 %	0.4 %
Noncontrolling interests	(0.9)%	(1.0)%
Foreign taxes	2.5 %	3.6 %
Taxes related to prior year filings	(0.7)%	0.3 %
Other	(0.3)%	— %
Effective tax rate	25.9 %	27.3 %

Income taxes paid, net of refunds, pursuant to the disclosure requirements of ASU 2023-09 are as follows (in thousands):

		July 31, 2026
Federal	$	27,404
State:		
Colorado		4,163
Other		5,727
Foreign:		
Australia		8,866
Canada		23,520
Other		258
Income taxes paid, net of refunds	$	69,938

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits associated with uncertain tax positions, excluding associated deferred tax benefits and accrued interest and penalties, if applicable, is as follows (in thousands):

	Year Ended July 31,		
	2026	2025	2024
Balance, beginning of year	$ 50,276	$ 50,988	$ 51,680
Additions for tax positions of prior years	10,536	10,703	10,866
Lapse of statute of limitations	(11,267)	(11,415)	(11,558)
Balance, end of year	$ 49,545	$ 50,276	$ 50,988

As of July 31, 2026, the Company's unrecognized tax benefits associated with uncertain tax positions relate to the treatment of the Talisker lease payments as payments of debt obligations and that the tax basis in Canyons goodwill is deductible, and are included within other long-term liabilities in the accompanying Consolidated Balance Sheets.

As of July 31, 2026, the Company had recorded $49.5 million of uncertain tax positions as well as $6.4 million of accrued interest and penalties. During the year ended July 31, 2026, the Company experienced a reduction in the uncertain tax positions due to the lapse of the statute of limitations of $11.3 million, which was partially offset with an increase to the uncertain tax position of $10.5 million. The Company also had additional net interest income of $0.1 million from a net increase in accrued interest and penalties during the year ended July 31, 2026. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. Additionally, the Company expects a reduction to its uncertain tax positions for the fiscal year ending July 31, 2027, due to the lapse of the statute of limitations.

The Company's major tax jurisdictions in which it files income tax returns are the U.S. federal jurisdiction, various state jurisdictions, Australia, Canada and Switzerland. The Company's U.S. federal and state income tax returns are generally subject to tax examinations for the tax years 2021 through the current period. The Company's Australian and Canadian income tax returns are generally subject to examination for the tax years 2020 through the current period, and Swiss income tax returns are generally subject to examination for the tax years 2020 through the current period. Additionally, to the extent the Company has net operating losses ("NOLs") that have been carried back or are available for carryforward, the tax years to which the NOL was carried back or in which the NOL was generated may still be adjusted by the taxing authorities to the extent the NOLs are utilized.

The Company has NOL carryforwards totaling $133.5 million, primarily comprised of $13.0 million of state NOLs that will expire beginning July 31, 2039 and non-U.S. NOLs of $120.5 million (for which a portion will begin expiring July 31, 2026). In connection with Peak Resorts' initial public offering in November 2014, as well as the Company's acquisition of Peak Resorts in September 2019, Peak Resorts had two ownership changes pursuant to the provisions of the Tax Reform Act of 1986. As a result, the Company's usage of its eligible Federal NOL carryforwards will be limited each year by these ownership changes; however, management believes the full benefit of those carryforwards will be realized prior to their respective expiration dates. As of July 31, 2026, the Company has recorded a valuation allowance of $16.5 million on non-U.S. NOL carryforwards, as the Company has determined that it is more likely than not that the associated NOL carryforwards will not be

realized. The Company has also recorded a valuation allowance of $4.0 million on foreign tax credit carryforwards, as the Company has determined that it is more likely than not that these foreign tax credit carryforwards will not be realized.

The Company may be required to record additional valuation allowances if, among other things, adverse economic conditions negatively impact the Company's ability to realize its deferred tax assets. Evaluating and estimating the Company's tax provision, current and deferred tax assets and liabilities and other tax accruals requires significant management judgment. The Company intends to indefinitely reinvest undistributed earnings, if any, in its foreign subsidiaries. It is not practical at this time to determine the income tax liability related to any remaining undistributed earnings.

11. Commitments and Contingencies

Guarantees/Indemnifications

As of July 31, 2026, the Company had various letters of credit outstanding totaling $86.4 million, consisting of $53.4 million to support the Employee Housing Bonds; $6.4 million to support bonds issued by Holland Creek Metropolitan District; and $26.6 million of other standby letters of credit primarily related to insurance-related deductibles, a wind energy purchase agreement and workers' compensation. The Company also had surety bonds of $11.3 million as of July 31, 2026, primarily to provide collateral for its U.S. workers compensation self-insurance programs.

In addition to the guarantees noted above, the Company entered into contracts in the normal course of business that include certain indemnifications under which it could be required to make payments to third parties upon the occurrence or non-occurrence of certain future events. These indemnities include indemnities related to licensees in connection with third-parties' use of the Company's trademarks and logos, liabilities associated with the infringement of other parties' technology and software products, liabilities associated with the use of easements, liabilities associated with employment of contract workers and the Company's use of trustees and liabilities associated with the Company's use of public lands and environmental matters. The duration of these indemnities generally is indefinite and generally do not limit the future payments the Company could be obligated to make.

As permitted under applicable law, the Company and certain of its subsidiaries have agreed to indemnify their directors and officers over their lifetimes for certain events or occurrences while the officer or director is, or was, serving the Company or its subsidiaries in such a capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that should enable the Company to recover a portion of any amounts paid.

Unless otherwise noted, the Company has not recorded any significant liabilities for the letters of credit, indemnities and other guarantees noted above in the accompanying Consolidated Financial Statements, either because the Company has recorded on its Consolidated Balance Sheets the underlying liability associated with the guarantee, the guarantee is with respect to the Company's own performance and is therefore not subject to the measurement requirements as prescribed by GAAP, or because the Company has estimated the fair value of the indemnification or guarantee to be immaterial based on the current facts and circumstances that would trigger a payment under the indemnification clause. In addition, with respect to certain indemnifications, it is not possible to determine the maximum potential amount of liability under these potential obligations due to the unique set of facts and circumstances likely to be involved in each claim and indemnification provision. Historically, payments made by the Company under these obligations have not been material.

As noted above, the Company makes certain indemnifications to licensees for their use of the Company's trademarks and logos. The Company does not record any liabilities with respect to these indemnifications.

Additionally, the Company is party to strategic long-term season pass alliance agreements with third-party mountain resorts in which the Company has committed to pay annual minimum revenue guarantees over the remaining terms of some of these agreements. The Company records payments under these pass alliance agreements as operating expense which are typically recognized over the course of the North American and European ski season.

Commitments

The operations of Northstar are conducted on land and with operating assets owned by affiliates of EPR Properties, a real-estate investment trust, primarily under operating leases which were assumed in the acquisition of Northstar by the Company. In addition, the leases provide for the payment of percentage rent of certain gross revenues generated at the property over a revenue threshold which is incrementally adjusted annually. The initial term of the leases expires in fiscal 2027 and the lease provided three 10-year extensions at the Company's option. During the year ended July 31, 2026, we exercised the first 10-year renewal option, extending the term of the lease through January 2037. The operations of Perisher are conducted on land under a

license and lease granted by the Office of Environment and Heritage, an agency of the New South Wales government, which initially commenced in 2008, and which the Company assumed in its acquisition of Perisher. The lease and license have a term that expires in fiscal 2048 and allows for an option to renew for an additional 20 years. The lease and license provide for the payment of an initial minimum annual base rent, with annual CPI increases, and percentage rent of certain gross revenue generated at the property. The operations of Falls Creek and Hotham are conducted on land under leases granted by the Governor of the State of Victoria, Australia and its dependencies, which initially commenced in 1991 and 1992, respectively, which the Company assumed in its acquisition of Falls Creek and Hotham in April 2019. The leases have terms that expire in fiscal 2041 for Falls Creek and fiscal 2058 for Hotham, and provide for the payment of rent with both a fixed and variable component. The operations of Mad River Mountain are conducted on land under a lease granted by EPT Mad River, Inc., which initially commenced in 2005, which the Company assumed in its acquisition of Peak Resorts in September 2019. The lease has a term that expires in the year ending July 31, 2035, and provides for the payment of an initial minimum annual base rent, with annual CPI increases, and percentage rent of certain gross revenue generated at the property. The operations of Laurel Mountain are conducted on land under a concessioner lease agreement with the Commonwealth of Pennsylvania, acting through the Department of Conservation and Natural Resources ("Department"), which initially commenced in 2018, which the Company assumed in its acquisition of the Seven Springs Resorts in December 2021. The agreement has a term that expires in the year ending July 31, 2052, and provides for the payment of an initial minimum annual base rent, with bi-annual CPI increases, and additional rent based on skier visits. The operations of Andermatt-Sedrun are conducted on (i) land owned by ASA as freehold or leasehold properties, including land owned by Ursern Corporation, for which operations are conducted under a main framework concession agreement that expires in the year ending July 31, 2033 and provides for annual concession and administrative fee payments, and land owned by the Swiss Confederation, for which operations are conducted under leasehold agreements which expire in the years ending July 31, 2067 and 2068; (ii) land owned by the municipality of Tujetsch, for which operations are conducted under various building rights and rights of way which expire in the year ending July 31, 2033 and provide for annual concession fee payments; and (iii) land owned by private property owners. Portions of our operations at Crans-Montana are located on land owned by regional Bourgeoisies, the municipality of Crans-Montana and private property owners, whereby the owners have granted building rights and/or easements for the operations. Such leasehold property rights expire between 2027 and 2094, and we will then be able to negotiate for an extension. These leasehold properties primarily relate to forest and agricultural zones for which usage is needed for the operation of the ski lifts (e.g., passing through of ski lifts or in connection with the arrival or departure stations of the ski lifts) and are spread over the entire ski resort. The transportation and ski infrastructure operations of Andermatt-Sedrun and Crans-Montana also operate under various concessions from the Federal Office of Transport, which have terms expiring in the years ending July 31, 2032 through 2047. Additionally, the Company has entered into strategic long-term season pass alliance agreements with third-party mountain resorts in which the Company has committed to pay minimum revenue guarantees over the remaining terms of these agreements.

The Company has executed or assumed as lessee other operating leases for the rental of office and commercial space, employee residential units and land primarily through fiscal 2095. Certain of these leases have renewal terms at the Company's option, escalation clauses, rent holidays and leasehold improvement incentives. Rent holidays and rent escalation clauses are recognized on a straight-line basis over the lease term. Leasehold improvement incentives are recorded as leasehold improvements and amortized over the shorter of their economic lives or the term of the lease. For the years ended July 31, 2026, 2025 and 2024, the Company recorded lease expense (including for the lease obligations discussed above), excluding executory costs, related to these agreements of $75.0 million, $74.9 million and $71.7 million, respectively, which is included on the accompanying Consolidated Statements of Operations. See Note 4, Leases, for additional information regarding the Company's leasing arrangements.

Self-Insurance

The Company is self-insured for claims under its U.S. health benefit plans and for the majority of workers' compensation claims in the U.S. Workers compensation claims in the U.S. are subject to stop loss policies. The self-insurance liability related to workers' compensation is determined actuarially based on claims filed. The self-insurance liability related to claims under the Company's U.S. health benefit plans is determined based on analysis of actual claims. The amounts related to these claims are included as a component of accrued benefits in accounts payable and accrued liabilities (see Note 8, Supplementary Balance Sheet Information).

Legal

The Company is a party to various lawsuits arising in the ordinary course of business. The Company will assess the probability of an unfavorable outcome of any material litigation, claims or assessments to determine whether a liability had been incurred and whether it is probable that one or more future events will occur confirming the fact of the loss. In the event that an unfavorable outcome is determined to be probable and the amount of the loss can be reasonably estimated, the Company will establish an accrual for the litigation, claim or assessment. In addition, in the event an unfavorable outcome is determined to be less than probable, but reasonably possible, the Company will disclose an estimate of the possible loss or range of such loss; however, when a reasonable estimate cannot be made, the Company will provide disclosure to that effect. Litigation is inherently uncertain and may result in adverse rulings or decisions. Additionally, the Company may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on its results of operations. Costs associated with the defense of litigation, claims and assessments are expensed as incurred. Accordingly, actual results could differ materially. Management believes the Company has adequate insurance coverage and/or has accrued for all loss contingencies for asserted and unasserted matters deemed to be probable and estimable losses. As of July 31, 2026, 2025 and 2024, the accruals for such loss contingencies were not material individually or in the aggregate.

12. Segment and Geographic Area Information

Segment Information

The Company has three reportable segments: Mountain, Lodging and Real Estate. The Company refers to “Resort” as the combination of the Mountain and Lodging segments. The Mountain segment includes the operations of the Company’s mountain resorts/ski areas and related ancillary activities. The Lodging segment includes the operations of the Company’s owned hotels, RockResorts, NPS concessioner properties, condominium management, Colorado resort ground transportation operations and mountain resort golf operations. The Real Estate segment owns, develops and sells real estate in and around the Company’s resort communities. The Company’s reportable segments, although integral to the success of the others, offer distinctly different products and services and require different types of management focus. As such, these segments are managed separately.

The Company reports its segment results using Reported EBITDA (defined as segment net revenue less segment operating expenses, plus segment equity investment income or loss, and for the Real Estate segment, plus gain or loss on sale of real property). The Company reports segment results in a manner consistent with management’s internal reporting of operating results to the chief operating decision maker (the “CODM”), who monitors Reported EBITDA compared to budget and prior comparable periods at the segment level to assess segment performance and make decisions regarding the investment and capital allocation of resources. The Company’s CODM is the Chief Executive Officer. We believe Reported EBITDA serves as a measure that assists our CODM and our investors in comparing our segments' performance on a consistent basis.

Mountain Reported EBITDA consists of Mountain net revenue less Mountain operating expense plus Mountain equity investment income or loss. Lodging Reported EBITDA consists of Lodging net revenue less Lodging operating expense. Real Estate Reported EBITDA consists of Real Estate net revenue less Real Estate operating expense plus gain or loss on sale of real property. All segment expenses include an allocation of corporate administrative expense. Assets are not used to evaluate performance, except as shown in the table below. The accounting policies specific to each segment are the same as those described in Note 2, Summary of Significant Accounting Policies.

The following table presents key financial information by reportable segment (in thousands):

	Year ended July 31,		
	2026	2025	2024
Net revenue:			
Mountain	$ 2,503,184	$ 2,629,873	$ 2,544,370
Lodging	328,827	334,039	336,117
Total Resort net revenue	2,832,011	2,963,912	2,880,487
Real Estate	6,193	435	4,704
Total net revenue	$ 2,838,204	$ 2,964,347	$ 2,885,191
Segment operating expense:			
Mountain			
Labor and labor-related benefits	$ 736,375	$ 760,955	$ 731,153
Retail cost of sales	87,844	97,289	107,093
Resort related fees	112,238	111,830	110,113
General and administrative	379,076	373,404	350,788
Other [1]	459,128	468,973	444,204
Total Mountain operating expense	1,774,661	1,812,451	1,743,351
Lodging			
Labor and labor-related benefits	134,431	138,041	139,840
General and administrative	54,930	60,310	59,239
Reimbursed payroll costs	18,379	14,290	16,287
Other [1]	104,768	98,603	97,733
Total Lodging operating expense	312,508	311,244	313,099
Total Resort operating expense	2,087,169	2,123,695	2,056,450
Real Estate			
Cost of sales	5,714	—	3,607
Other [1]	6,271	6,213	5,907
Total Real Estate operating expense	11,985	6,213	9,514
Total segment operating expense	$ 2,099,154	$ 2,129,908	$ 2,065,964
Gain on sale of real property	$ 13,163	$ 24,404	$ 6,285
Mountain equity investment income, net	$ 829	$ 3,919	$ 1,053
Reported EBITDA:			
Mountain	$ 729,352	$ 821,341	$ 802,072
Lodging	16,319	22,795	23,018
Resort	745,671	844,136	825,090
Real Estate	7,371	18,626	1,475
Total Reported EBITDA	$ 753,042	$ 862,762	$ 826,565
Real estate held for sale or investment	$ 67,027	$ 87,853	$ 86,548
Reconciliation of net income attributable to Vail Resorts, Inc. to Total Reported EBITDA:			
Net income attributable to Vail Resorts, Inc.	$ 147,535	$ 280,004	$ 231,105
Net income attributable to noncontrolling interests	23,209	17,972	15,874
Net income	170,744	297,976	246,979
Provision for income taxes	56,212	104,421	92,776
Income before provision for income taxes	226,956	402,397	339,755
Depreciation and amortization	305,610	296,437	279,073
Loss (gain) on disposal of fixed assets and other, net	6,823	(6,933)	9,633
Change in estimated fair value of contingent consideration	19,239	9,379	47,957
Investment income and other, net	(11,129)	(10,126)	(18,592)
Foreign currency (gain) loss on intercompany loans	(80)	(20)	4,140
Interest expense, net	205,623	171,628	164,599
Total Reported EBITDA	$ 753,042	$ 862,762	$ 826,565

[1] Other segment operating expense primarily includes cost of sales (when not separately disclosed above), fuel, supplies, repairs and maintenance, professional services, rent, utilities and property taxes. The CODM uses consolidated expense information to manage operations and is not regularly provided disaggregated other segment items.

Geographic Information

Net revenue is attributed geographically based on the location of the resort operations that provide the related goods and services to guests. Net revenue and long-lived assets, excluding financial instruments and deferred tax assets, by geographic region are as follows (in thousands):

	Year ended July 31,		
Net revenue	**2026**	**2025**	**2024**
U.S.	$ 2,238,249	$ 2,423,245	$ 2,386,749
International (1)	599,955	541,102	498,442
Total net revenue	$ 2,838,204	$ 2,964,347	$ 2,885,191

	July 31,	
Long-lived assets	**2026**	**2025**
U.S.	$ 2,740,402	$ 2,796,107
International (2)	1,909,753	1,931,194
Total long-lived assets	$ 4,650,155	$ 4,727,301

(1) The only individual international country to account for more than 10% of the Company's net revenue was Canada. Canada accounted for $372.1 million, $335.3 million and $326.2 million of net revenue for the years ended July 31, 2026, 2025 and 2024, respectively.

(2) The only individual international country to account for more than 10% of the Company's long-lived assets was Canada. Canada accounted for $1,318.8 million and $1,350.7 million of long-lived assets as of July 31, 2026 and 2025, respectively.

13. Share Repurchase Program

On March 9, 2006, the Company's Board approved a share repurchase program, authorizing the Company to repurchase up to 3,000,000 Vail Shares. On July 16, 2008, December 4, 2015, March 7, 2023, September 25, 2024, and June 4, 2025 the Company's Board increased the authorization by an additional 3,000,000, 1,500,000, 2,500,000, 1,100,000 and 1,500,000 Vail Shares, respectively, for a total authorization to repurchase up to 12,600,000 Vail Shares. During the years ended July 31, 2026, 2025 and 2024, the Company repurchased 322,709, 1,690,503 and 721,378 Vail Shares, respectively (at a total cost of $45.0 million, $270.0 million and $150.0 million, respectively, excluding accrued excise tax, as discussed further below). Since inception of this stock repurchase program through July 31, 2026, the Company has repurchased 11,382,892 shares at a cost of approximately $1,444.2 million. As of July 31, 2026, 1,217,108 Vail Shares remained available to repurchase under the existing share repurchase program. Vail Shares purchased pursuant to the repurchase program will be held as treasury shares and may be used for issuance under the Company's employee share award plan.

The Inflation Reduction Act of 2022 imposes a 1.0% excise tax on share repurchases (net of estimated share issuances) made after December 31, 2022. The Company accrued approximately $0.3 million and $2.6 million of excise tax in connection with the share repurchases it completed during the years ended July 31, 2026 and 2025, respectively, which was recorded as an adjustment to the cost basis of repurchased shares in treasury stock and accounts payable and accrued liabilities on the Company's Consolidated Balance Sheets as of July 31, 2026 and 2025.

14. Stock Compensation Plan

The Company has a share award plan (the "Plan") which has been approved by the Company's stockholders. Under the Plan, up to 1.5 million shares of common stock could be issued in the form of options, stock appreciation rights, restricted shares, restricted share units, performance shares, performance share units, dividend equivalents or other share-based awards to employees, directors or consultants of the Company or its subsidiaries or affiliates. The terms of awards granted under the Plan, including exercise price, vesting period and life, are set by the Compensation Committee of the Board. All share-based awards, except for restricted shares and restricted share units, granted under the Plan have a life of ten years. Most awards vest ratably over three years; however, some have been granted with different vesting schedules. Of the awards outstanding, none have been granted to non-employees, other than those granted to non-employee members of the Board of the Company. At July 31, 2026, approximately 0.9 million share-based awards were available to be granted under the Plan.

The fair value of stock-settled stock appreciation rights ("SARs") granted in the years ended July 31, 2026, 2025 and 2024 were estimated on the date of grant using a lattice-based option valuation model that applies the assumptions noted in the table below. A lattice-based model considers factors such as exercise behavior, and assumes employees will exercise equity awards at different times over the contractual life of the equity awards. Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatility is based on historical volatility of the Company's stock. The Company uses historical data to estimate equity award exercises and employee terminations within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of equity awards granted is derived from the output of the option valuation model and represents the period of time that equity awards granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the equity award is based on the United States Treasury yield curve in effect at the time of grant.

	Year ended July 31,		
	2026	2025	2024
Expected volatility	30.0%	30.0%	30.0%
Expected dividend yield	5.7%	4.8%	3.4%
Expected term (average in years)	7.0-7.3	6.7-7.0	6.4-6.7
Risk-free rate	4.0-4.1%	4.0-4.7%	4-5.4%

A summary of aggregate SARs award activity under the Plan as of July 31, 2026, 2025 and 2024, and changes during the years then ended is presented below (in thousands, except exercise price and contractual term):

	Awards	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 31, 2023	710	$ 235.69		
Granted	181	$ 226.71		
Exercised	(15)	$ 197.88		
Forfeited or expired	(125)	$ 244.56		
Outstanding at July 31, 2024	751	$ 232.81		
Granted	262	$ 183.67		
Exercised	(77)	$ 122.21		
Forfeited or expired	(66)	$ 219.62		
Outstanding at July 31, 2025	870	$ 228.59		
Granted	314	$ 149.71		
Forfeited or expired	(257)	$ 220.90		
Outstanding at July 31, 2026	927	$ 199.46	6.6 years	$ 716
Vested and expected to vest at July 31, 2026	927	$ 199.46	6.6 years	$ 716
Exercisable at July 31, 2026	477	$ 234.97	4.5 years	$ 2

The weighted-average grant-date estimated fair value of SARs granted during the years ended July 31, 2026, 2025 and 2024 was $32.21, $41.96 and $60.03, respectively. There were no SARs exercised during the year ended July 31, 2026. The total intrinsic value of SARs exercised during the years ended July 31, 2025 and 2024 was $3.6 million and $0.5 million, respectively. The Company had 114,000, 219,000 and 119,000 SARs that vested during the years ended July 31, 2026, 2025

and 2024, respectively. These awards had total estimated fair values of $0.0 million (due to the exercise prices exceeding the market prices at the date of vesting), $0.0 million (due to the exercise prices exceeding the market prices at the date of vesting), and $0.9 million at the date of vesting for the years ended July 31, 2026, 2025 and 2024, respectively.

A summary of the status of the Company's nonvested SARs as of July 31, 2026 and changes during the year then ended is presented below (in thousands, except fair value amounts):

	Awards		Weighted-Average Grant-Date Fair Value
Nonvested at July 31, 2025	264	$	48.36
Granted	314	$	32.21
Vested	(114)	$	50.82
Forfeited	(14)	$	38.09
Nonvested at July 31, 2026	450	$	36.79

A summary of the status of the Company's nonvested restricted share units as of July 31, 2026 and changes during the year then ended is presented below (in thousands, except fair value amounts):

	Awards		Weighted-Average Grant-Date Fair Value
Nonvested at July 31, 2025	213	$	176.07
Granted	248	$	129.77
Vested	(101)	$	181.48
Forfeited	(32)	$	149.92
Nonvested at July 31, 2026	328	$	141.96

The Company granted 248,000 restricted share units during the year ended July 31, 2026 with a weighted-average grant-date estimated fair value of $129.77. The Company granted 172,000 restricted share units during the year ended July 31, 2025 with a weighted-average grant-date estimated fair value of $162.05. The Company granted 132,000 restricted share units during the year ended July 31, 2024 with a weighted-average grant-date estimated fair value of $204.68. The Company had 101,000, 116,000 and 80,000 restricted share units that vested during the years ended July 31, 2026, 2025 and 2024, respectively. These units had a total estimated fair value of $14.9 million, $20.0 million and $18.4 million at the date of vesting for the years ended July 31, 2026, 2025 and 2024, respectively.

As of July 31, 2026, there was $39.2 million of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the Plan, of which $22.9 million, $13.7 million and $2.6 million of expense is expected to be recognized in the years ending July 31, 2027, 2028 and 2029, respectively, assuming no share-based awards are granted in the future or forfeited.

The Company has a policy of using either authorized and unissued shares, including shares acquired by purchase in the open market, to satisfy equity award exercises.

15. Retirement and Profit Sharing Plans

The Company maintains a defined contribution retirement plan (the "Retirement Plan"), qualified under Section 401(k) of the Internal Revenue Code, for its U.S. employees. Under this Retirement Plan, U.S. employees are eligible to make before-tax contributions on the first day of the calendar month following the later of: (i) their employment commencement date or (ii) the date they turn 21. Participants may contribute up to 100% of their qualifying annual compensation up to the annual maximum specified by the Internal Revenue Code. When the Company participates in 401(k) contribution matching, it matches an amount equal to 50% of each participant's contribution up to 6% of a participant's bi-weekly qualifying compensation starting the pay period containing the first day of the month after obtaining the later of: (i) 12 months of employment with at least 1,000 service hours from the commencement date or (ii) if 1,000 hours within the first 12 months was not completed, then after the employee completed a cumulative 1,500 service hours. The Company's matching contribution is entirely discretionary and may be reduced or eliminated at any time.

Total Retirement Plan expense recognized by the Company for the years ended July 31, 2026, 2025 and 2024 was $11.8 million, $11.0 million and $10.8 million, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Management of the Company, under the supervision and with participation of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of the Company's "disclosure controls and procedures" as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Act"), as of the end of the period covered by this Form 10-K.

The term "disclosure controls and procedures" means controls and other procedures established by the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation of the Company's disclosure controls and procedures, the CEO and the CFO concluded that, as of the end of the period covered by this Form 10-K, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

The Company, including its CEO and CFO, does not expect that the Company's controls and procedures will prevent or detect all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control Over Financial Reporting

The report of management required by this item is contained in Item 8. of this Form 10-K under the caption "Management's Report on Internal Control over Financial Reporting."

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report required by this item is contained in Item 8. of this Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during three months ended July 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Director and Officer Rule 10b5-1 Trading Arrangements

During the three months ended July 31, 2026, none of the Company's directors or "officers" (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified or terminated any "Rule 10b5-1 trading arrangements" or "non-Rule 10b5-1 trading arrangements" (each as defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

We expect to file with the SEC in October 2026 (and, in any event, not later than 120 days after the close of our last fiscal year), a definitive Proxy Statement, pursuant to SEC Regulation 14A in connection with our Annual Meeting of Shareholders to be held in December 2026.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2026 annual meeting of stockholders under the sections entitled "Information with Respect to Nominees," "Management," "Corporate Governance," "Insider Trading Policy" and, as applicable, "Delinquent Section 16(a) Reports."

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2026 annual meeting of stockholders under the section entitled "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2026 annual meeting of stockholders under the sections entitled "Security Ownership of Directors and Executive Officers," "Information as to Certain Stockholders" and "Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2026 annual meeting of stockholders under the sections entitled "Determinations Regarding Independence" and "Transactions with Related Persons."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2026 annual meeting of stockholders under the section entitled "Proposal 2. Ratification of the Selection of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

a) Index to Financial Statements.

(1) See Item 8. “Financial Statements and Supplementary Data” for the index to the Financial Statements.

(2) Schedules have been omitted because they are not required or not applicable, or the required information is shown in the financial statements or notes to the financial statements.

(3) See the exhibits listed below.

The following exhibits are either filed or furnished herewith (as applicable) or, if so indicated, incorporated by reference to the documents indicated in parentheses, which have previously been filed or furnished (as applicable) with the Securities and Exchange Commission.

Posted Exhibit Number	Description
2.1	Transaction Agreement, dated as of May 24, 2013, between VR CPC Holdings, Inc. and ASC Utah LLC, Talisker Land Holdings, LLC, Talisker Canyons Lands LLC, Talisker Canyons Leaseco LLC, American Skiing Company Resort Properties LLC, Talisker Canyons Propco LLC and Talisker Canyons Finance Co LLC. (Incorporated by reference to Exhibit 2.1 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).
2.2	Purchase and Sale Agreement, dated as of September 11, 2014, between VR CPC Holdings, Inc. and Greater Park City Company, Powdr Corp., Greater Properties, Inc., Park Properties, Inc. and Powdr Development Company. (Incorporated by reference to Exhibit 2.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2014) (File No. 001-09614).
2.3	Arrangement Agreement, dated as of August 5, 2016, between Vail Resorts, Inc., 1068877 B.C. Ltd. and Whistler Blackcomb Holdings Inc. (Incorporated by reference to Exhibit 2.1 on Form 8-K of Vail Resorts, Inc. filed on August 8, 2016) (File No. 001-09614).
2.4	Agreement and Plan of Merger, dated as of July 20, 2019, by and among Vail Holdings, Inc., VRAD Holdings, Inc. and Peak Resorts, Inc., and solely with respect to Section 9.14, Vail Resorts, Inc. (Incorporated by reference to Exhibit 2.1 on Form 8-K of Vail Resorts, Inc. filed on July 22, 2019) (File No. 001-09614).
3.1	Amended and Restated Certificate of Incorporation of Vail Resorts, Inc., dated January 5, 2005. (Incorporated by reference to Exhibit 3.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2005)(File No. 001-09614).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Vail Resorts, Inc., dated December 7, 2011. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Vail Resorts, Inc. filed on December 8, 2011) (File No. 001-09614).
3.3	Certificate of Designations of Special Voting Preferred Stock of Vail Resorts, Inc., dated October 17, 2016. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Vail Resorts, Inc. filed on October 17, 2016) (File No. 001-09614).
3.4	Second Amended and Restated Bylaws of Vail Resorts, Inc., dated February 2, 2024. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Vail Resorts, Inc. filed on February 6, 2024) (File No. 001-09614).
4.1	Indenture, dated May 8, 2024, by and among Vail Resorts, Inc., the Guarantors named therein and U.S. Bank Trust Company, National Association, as Trustee (Incorporated by reference to Exhibit 4.1 of Form 8-K of Vail Resorts, Inc. filed on May 8, 2024) (File No. 001-09614).
4.2	Description of Securities (Incorporated by reference to Exhibit 4.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2020 (File No. 001-09614).
4.3	Indenture, dated July 2, 2025, by and among Vail Resorts, Inc., the Guarantors named therein and U.S. Bank Trust Company, National Association, as Trustee. (Incorporated by reference to Exhibit 4.1 of Form 8-K of Vail Resorts, Inc., Filed on July 2, 2025).
10.1	Forest Service Unified Permit for Heavenly ski area, dated April 29, 2002 (Incorporated by reference to Exhibit 10.1 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2017) (File No. 001-09614).
10.2(a)	Forest Service Unified Permit for Keystone ski area, dated December 30, 1996. (Incorporated by reference to Exhibit 99.2(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.2(b)	Amendment No. 2 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 99.2(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.2(c)	Amendment No. 3 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.2(d)	Amendment No. 4 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).

Posted Exhibit Number	Description
10.2(e)	Amendment No. 5 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.3(a)	Forest Service Unified Permit for Breckenridge ski area, dated December 31, 1996. (Incorporated by reference to Exhibit 99.3(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.3(b)	Amendment No. 1 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 99.3(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.3(c)	Amendment No. 2 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.3(d)	Amendment No. 3 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.3(e)	Amendment No. 4 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.3(f)	Amendment No. 5 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4(f) on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2006) (File No. 001-09614).
10.4(a)	Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 99.4(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.4(b)	Exhibits to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 99.4(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.4(c)	Amendment No. 1 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5(c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.4(d)	Amendment No. 2 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5(d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.4(e)	Amendment to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5(e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.4(f)	Amendment No. 3 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.4(f) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2008) (File No. 001-09614).
10.5(a)	Forest Service Unified Permit for Vail ski area, dated November 23, 1993. (Incorporated by reference to Exhibit 99.5(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.5(b)	Exhibits to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 99.5(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.5(c)	Amendment No. 2 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 99.5(c) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.5(d)	Amendment No. 3 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.6 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.5(e)	Amendment No. 4 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.6 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.7*	Vail Resorts Deferred Compensation Plan, effective as of January 1, 2005. (Incorporated by reference to Exhibit 10.22 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2009) (File No. 001-09614).
10.8*	Executive Employment Agreement, between Vail Resorts, Inc. and Kirsten A. Lynch effective November 1, 2021. (Incorporated by reference to Exhibit 10.1 of the report on Form 8-K of Vail Resorts, Inc. filed on November 1, 2021) (File No. 001-09614).
10.9*	Severance Agreement, dated May 26, 2025 (Incorporated by reference to Exhibit 10.1 to the report on Form 8-K of Vail Resorts, Inc. filed on May 27, 2025) (File No. 001-09614).
10.9*	Executive Employment Agreement, between the Company and Robert A. Katz, dated as of September 26, 2025. (Incorporated by reference to Exhibit 10.1 of the report on Form 8-K/A of Vail Resorts, Inc. filed on September 29, 2025) (File No. 001-09614).
10.10*	Executive Employment Agreement, between the Company and Celeste Burgoyne, dated as of November 17, 2025. (Incorporated by reference to Exhibit 10.1 of the report on Form 8-K of Vail Resorts, Inc. filed on November 21, 2025) (File No. 001-09614).
10.11	Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.1 of the report on Form 8-K of Vail Resorts, Inc. filed on October 13, 2021) (File No. 001-09614).
10.12	Master Agreement of Lease, dated May 29, 2013, between VR CPC Holdings, Inc. and Talisker Canyons Leaseco LLC. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).
10.13	Guaranty of Vail Resorts, Inc., dated May 29, 2013, in connection with the Master Agreement of Lease between VR CPC Holdings, Inc. and Talisker Canyons Leaseco LLC. (Incorporated by reference to Exhibit 10.2 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).

Posted Exhibit Number	Description
10.14*	Vail Resorts, Inc. Management Incentive Plan (amended September 13, 2023) (Incorporated by reference to Exhibit 10.2 on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2023) (File No. 001-09614).
10.15*	Vail Resorts, Inc. Management Incentive Plan (effective August 1, 2026).
10.16*	Vail Resorts, Inc. 2015 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on December 7, 2015) (File Number 001-09614).
10.17*	Form of Restricted Share Unit Agreement (effective September 23, 2020) (Incorporated by reference to Exhibit 10.17 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2020) (File Number 001-09614).
10.18*	Form of Share Appreciation Rights Agreement (effective September 23, 2020) (Incorporated by reference to Exhibit 10.18 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2020) (File Number 001-09614).
10.19	Tenth Amended and Restated Credit Agreement, dated February 9, 2026 among Vail Holdings, Inc., as borrower, Bank of America, N.A. as administrative agent, U.S. Bank National Association and Wells Fargo, National Association as co-syndication Agents, and the Lenders party thereto (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2026) (File No. 001-09614).
10.20	Second Amended and Restated Credit Agreement, dated as of April 14, 2023, among Whistler Mountain Resort Limited Partnership and Blackcomb Skiing Enterprises Limited Partnership, as borrowers, the Guarantors Party hereto, the Financial Institutions named herein, The Toronto-Dominion Bank, as administrative agent, on its own behalf and on behalf of the Lenders (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2023) (File No. 001-09614).
10.21	First Amending Agreement to the Whistler Second Amended and Restated Senior Credit Agreement, dated as of September 24, 2025, among Whistler Mountain Resort Limited Partnership and Blackcomb Skiing Enterprises Limited Partnership, as borrowers, the Guarantors Party hereto, the Financial Institutions named herein. The Toronto-Dominion Bank, as administrative agent, on its own behalf of the Lenders (Incorporated by reference to Exhibit 10.20 on Form 10-K of Vail Resorts, Inc. Filed on September 29, 2025) (File No. 001-09614).
10.22	Whistler Mountain Master Development Agreement, dated as of February 23, 2017, between Her Majesty the Queen in Right of the Province of British Columbia and Whistler Mountain Resort Limited Partnership (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on February 27, 2017) (File No. 001-09614).
10.23	Blackcomb Mountain Master Development Agreement, dated as of February 23, 2017, between Her Majesty the Queen in Right of the Province of British Columbia and Blackcomb Skiing Enterprises Limited Partnership (Incorporated by reference to Exhibit 10.2 on Form 8-K of Vail Resorts, Inc. filed on February 27, 2017) (File No. 001-09614).
10.24 *	Form of Restricted Share Unit Agreement. (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2025) (File No. 001-09614).
10.25*	Form of Share Appreciation Rights Agreement. (Incorporated by reference to Exhibit 10.2 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2025) (File No. 001-09614).
10.26*	Vail Resorts, Inc. 2024 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on December 9, 2024) (File No. 001-09614).
19.1	Vail Resorts, Inc. Fifth Amended and Restated Insider Trading Compliance Program. (Incorporated by reference to Exhibit 19.1 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2024) (File No. 001-09614).
21	Subsidiaries of Vail Resorts, Inc.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney. Included on signature pages hereto.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Amended Executive Compensation Clawback Policy dated October 2, 2023. (Incorporated by reference to Exhibit 97.1 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2024) (File No. 001-09614).
101.INS	XBRL Instance Document - the instance document does not appear in the interactive data file as its XBRL tags are embedded within the inline XBRL document.
101.SCH	XBRL Schema Document.
101.CAL	XBRL Calculation Linkbase Document.
101.DEF	XBRL Definition Linkbase Document.
101.LAB	XBRL Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	The cover page from this Annual Report on Form 10-K, formatted in inline XBRL.

*Management contracts and compensatory plans and arrangements.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2026		Vail Resorts, Inc.
	By:	/s/ Angela A. Korch
		Angela A. Korch Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Date: September 28, 2026		Vail Resorts, Inc.
	By:	/s/ Nathan Gronberg
		Nathan Gronberg Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Angela A. Korch or Nathan Gronberg his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Form 10-K and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or appropriate to be done with this Form 10-K and any amendments or supplements hereto, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on September 28, 2026.

/s/ Robert A. Katz	Chief Executive Officer & Chairperson of the Board
Robert A. Katz	(Principal Executive Officer)
/s/ Angela A. Korch	Executive Vice President and Chief Financial Officer
Angela A. Korch	(Principal Financial Officer)
/s/ Nathan Gronberg	Vice President, Controller and Chief Accounting Officer
Nathan Gronberg	(Principal Accounting Officer)
/s/ Reginald Chambers	
Reginald Chambers	Director
/s/ Susan L. Decker	
Susan L. Decker	Director
/s/ William Hornbuckle	
William Hornbuckle	Director
/s/ Iris Knobloch	
Iris Knobloch	Director
/s/ Nadia Rawlinson	
Nadia Rawlinson	Director
/s/ Michele Romanow	
Michele Romanow	Director
/s/ Hilary Schneider	
Hilary Schneider	Director
/s/ D. Bruce Sewell	
D. Bruce Sewell	Director
/s/ Peter A. Vaughn	
Peter A. Vaughn	Director

Exhibit 10.15

VAIL RESORTS

Management Incentive Plan

Employees in Job Levels M9 & Above

Objective

The purpose of the Management Incentive Plan (the “Plan”) is to reinforce individual employee behaviors that contribute to the mission, values, growth and profitability of Vail Resorts, Inc. and its wholly owned subsidiaries (collectively, the “Company”) by:

Rewarding and recognizing performance in one or more of the following areas:

- Financial results for each fiscal year compared to targets determined at the beginning of each fiscal year. Such results and targets are defined in the Plan Funding section.
- Individual employee performance, including adherence to the Company’s mission and values.

Effective Dates

The Plan is effective August 1, 2026 and will remain in effect until amended or terminated. The “Plan Year” will run concurrently with the Company’s fiscal year (August 1 to July 31).

Eligibility

All full-time employees of the Company at job levels M9 and above as identified in the Company’s job architecture are eligible to participate in the Plan.

Plan Funding

The funding at the end of the fiscal year for all eligible employees is based on the Company’s final Resort Reported EBITDA (earnings before interest, taxes, depreciation and amortization) results compared to the budgeted Resort Reported EBITDA Results and the eligible employee’s incentive target amounts as determined by the Compensation Committee and as defined in Exhibits A and B.

For all eligible employees under this Plan, the Plan is 100% funded based on Resort Reported EBITDA for the entire Company for the respective fiscal year.

Resort Reported EBITDA Results for the Company include results from all Mountain Resort operations and Lodging operations.

The maximum amount that may be earned as an award under the Plan for any Plan Year by any one eligible employee shall be $4,000,000.

Funding Variable

At each fiscal year-end, the funding will be based on the percentage of the applicable EBITDA target achieved. The schedule attached hereto as Exhibit A is used to determine the percent of the target incentive funded by Resort Reported EBITDA performance. The Compensation Committee will establish the Resort Reported EBITDA performance targets and corresponding funding levels and may amend Exhibit A by the end of the first quarter of each fiscal year and while the attainment of such goals is substantially uncertain. Resort Reported EBITDA results are rounded to the nearest whole percentage using simple rounding.

Target Percentages

The target bonus percentages for employees are determined by the Compensation Committee in its sole discretion on a yearly basis by the end of the first quarter of each fiscal year and while the attainment of Resort Reported EBITDA performance targets are substantially uncertain.

Target Incentives

The individual targets for eligible employees are a percentage of the employee's base salary as of the last day of the Plan Year, subject to proration as detailed below.

Individual Performance Rating Multiplier

For all employees excluding the Chief Executive Officer, the target incentive will be influenced based on individual performance. The Chief Executive Officer’s total bonus will be equal to, and based solely on, the funded target incentive amount. An individual’s performance rating will be determined by the Chief Executive Officer through the annual performance review process. The applicable performance rating determines the individual performance multiplier shown in Exhibit B. Individual performance ratings, as displayed in Exhibit B, can multiply the incentive payment by 0% to 130% of the target amount as displayed in Exhibit A. An example payout calculation can be found in Exhibit B.

Proration for Target Incentive Changes

Eligible employees whose target incentive changes during the Plan Year will receive a prorated payment based on the number of days each target incentive level was in effect, as determined by the effective date of the change.

Proration for Base Salary Changes

Eligible employees whose base salary changes during the Plan Year will receive a prorated payment based on the number of days each base salary level was in effect, as determined by the effective date of the change.

Proration for New Hires

An employee hired into a position eligible for this Plan will receive a prorated incentive for the Plan Year based on the number of days they are eligible, as determined by their hire date. An employee hired during the fourth quarter of the Plan Year will not be eligible to receive a payment for that Plan Year, except at the sole discretion of the Compensation Committee.

Proration for Leave of Absence

Employees who have a paid or unpaid leave of absence (not including PTO or FTO) that lasts more than 30 continuous days during the Plan Year will receive a prorated payment, unless required otherwise by applicable law or authorized in the sole discretion of the Compensation Committee. The proration will account for any time on leave beyond 30 continuous days. Employees who take a leave of absence lasting 30 or fewer continuous calendar days will not have their payment prorated.

Plan Payments

Individual incentive determinations calculated in accordance with the terms of this Plan will be paid in cash or pursuant to equity awards granted under the Company’s equity compensation plan, or a combination thereof, at the discretion of the Compensation Committee, minus applicable deductions and withholding as required by law, by the close of the first quarter following the previous fiscal year end.

Termination of Employment

Incentive payments under the Plan do not vest until the date Plan payments are made. To be eligible to receive a payment, a participant must be employed by the Company on the date Plan payments are made. Employees whose employment ends prior to the payment date under the Plan for any fiscal year will not be eligible, subject to the discretion of the Compensation Committee. However, if an otherwise eligible employee is not employed as of the date Plan payments are made due to death or long-term disability under the Company's long-term disability plan, such employee, if he or she would have otherwise received a payout under the Plan but for his or her death or disability, shall be entitled to receive a pro-rated (by month) payment for the portion of the fiscal year the employee was actively employed.

If an employee terminates employment and is subsequently rehired, eligibility under this Plan restarts with the employee's rehire date.

Restatement of Financial Results

In the event that the board of directors of the Company (the "Board") determines that an accounting restatement is necessary, or our company is otherwise directed to prepare an accounting restatement as a result of material noncompliance with any applicable legally required financial reporting requirements, the Board will review all incentive payments made to executive officers on the basis of having met or exceeded specific performance targets and, if such payments would have been lower had they been calculated based on such restated results, the Board will, to the extent permitted by governing law, seek to recoup for the benefit of our company such payments made in excess of the amount that would have been paid based on the restated results in compliance with our company's executive compensation clawback policy. This will apply to all incentive payments made during the three completed fiscal years prior to the restatement. For purposes of this policy, the term "executive officers" applies to employees eligible under this Plan that meet the definition in Rule 3b-7 under the Securities Exchange Act of 1934, as amended, and the term "incentive payments" includes bonuses and awards under the Plan.

Plan Administration, Modification and Discontinuance

This Plan is administered by the Compensation Committee. The Compensation Committee has sole authority to interpret the Plan and to make, amend, or nullify any rules and procedures deemed necessary for proper Plan administration, including with respect to, performance targets, results and extraordinary events. The Resort Reported EBITDA performance targets and corresponding funding levels may be adjusted for acquisitions, divestitures, or Board-imposed unbudgeted expenses in the sole discretion of the Compensation Committee. No Plan payouts will be made until and unless the Compensation Committee has certified that the performance goals and all other material terms have been satisfied. The Compensation Committee has the sole discretion to modify the application of this Plan.

Continued Employment

The Plan is not intended to and does not give any employee the right to continued employment with the Company. The Plan does not create a contract of employment with any employee and does not alter the at-will nature of any employee's employment with the Company including, for U.S. employees, employment-at-will.

<u>**Exhibit A – Resort Reported EBITDA Funding Matrix**</u>

This chart is representative. Actual payout funding will be determined in accordance with the Company's approved EBITDA funding schedule.

Percent of the Resort Reported EBITDA Target Obtained for Vail Resorts	Percent of Incentive Target Funded- Job Level M9+
<80%	**0.0%**
80%	**15.00%**
81%	16.00%
82%	17.00%
83%	18.00%
84%	19.00%
85%	20.00%
86%	21.00%
87%	22.00%
88%	23.00%
89%	24.00%
90%	**25.00%**
91%	30.00%
92%	35.00%
93%	40.00%
94%	45.00%
95%	**50.00%**
96%	60.00%
97%	70.00%
98%	80.00%
99%	90.00%
100%	**100.00%**
101%	107.50%
102%	115.00%
103%	122.50%
104%	130.00%
105%	**137.50%**
106%	145.00%
107%	152.50%
108%	160.00%
109%	167.50%
110%	**175.00%**
111%	177.50%
112%	180.00%

Resort Reported EBITDA Funding Matrix - continued

Percent of the Resort Reported EBITDA Target Obtained for Vail Resorts	Percent of Incentive Target Funded- Job Level M9+
113%	182.50%
114%	185.00%
115%	**187.50%**
116%	190.00%
117%	192.50%
118%	195.00%
119%	197.50%
>=120%	**200.00%**

Exhibit B – Performance Rating Multiplier

The following table illustrates how an individual's performance rating affects the overall Management Incentive Plan Payout.

Performance Rating Chart	
Performance Rating	**% Multiplier on Incentive**
Greatly Exceeds Expectations	130%
Exceeds Expectations	115%
Achieves Expectations	100%
Meets Most Expectations	70%
Meets Some Expectations	0%

Example Payout:

Item	**Calculation/Result**
Job Level	M9
Annual Salary	$200,000
Target Incentive %	42.5%
Target Incentive $	$200,000 * 42.5% = **$85,000**
Resort Reported EBITDA Results	101% of target
Resort Reported EBITDA Funding	107.5%
Funded Incentive	$85,000 * 107.5% = **$91,375**
Individual Performance Rating	Achieves Expectations
Performance Modifier	100% of funded incentive
Final Incentive Payout	$91,375 * 100% = **$91,375**

Exhibit 21

SUBSIDIARIES [1]

OF

VAIL RESORTS, INC.

NAME	STATE OF INCORPORATION/ FORMATION	DOING BUSINESS AS
1016563 B.C. Ltd.	British Columbia	
1089881 B.C. Ltd.	British Columbia	
17402 HIDDEN VALLEY, LLC	Missouri	
2006 CIMARRON, LLC	Colorado	
AFFINITY SNOWSPORTS INC.	British Columbia	
ALL MEDIA ASSOCIATES, INC.	California	
ALL MEDIA HOLDINGS, INC.	Colorado	
ANDERMATT SEDRUN DISENTIS MARKETING AG	Switzerland	
ANDERMATT SEDRUN SPORT A.G.	Switzerland	
AQUIA PTY LTD	Australia	
ARRABELLE AT VAIL SQUARE, LLC	Colorado	
AUSTRALIAN ALPINE ENTERPRISES HOLDINGS PTY LTD	Australia	
AUSTRALIAN ALPINE ENTERPRISES PTY LTD	Australia	
AUSTRALIAN ALPINE RESERVATION CENTRES PTY LTD	Australia	
BBJFLQ, INC.	Pennsylvania	
BCRP, INC.	Delaware	
BEAVER CREEK ASSOCIATES, INC.	Colorado	BEANO AT BEAVER CREEK BEAR TRAP AT BEAVER CREEK, INC. BUCKBOARD AT BEAVER CREEK, INC. DALLY AT BEAVER CREEK, INC. FLATTOPS AT BEAVER CREEK, INC. GOLD DUST AT BEAVER CREEK, INC. GOSHAWK AT BEAVER CREEK, INC. GOSHAWK GLADE AT BEAVER CREEK, INC. GRAND TRAVERSE AT BEAVER CREEK, INC HAY MEADOW AT BEAVER CREEK LATIGO AT BEAVER CREEK MCCOY PARK AT BEAVER CREEK PINEY AT BEAVER CREEK, INC. RED BUFFALO AT BEAVER CREEK, INC. RED TAIL AT BEAVER CREEK SALT LICK AT BEAVER CREEK, INC. SHEEPHORN AT BEAVER CREEK, INC. SPRUCE SADDLE RESTAURANT STEP ONE, INC. STONE CREEK SWITCHBACK AT BEAVER CREEK, INC. STRAWBERRY PARK AT BEAVER CREEK STUMP PARK AT BEAVER CREEK, INC.

BEAVER CREEK FOOD SERVICES, INC.	Colorado	BACHELOR GULCH CLUB BEANO'S CABIN BEAVER CREPES AND COOKIES CANDY CABIN GUNDER'S TALONS WHITE CARPET CLUB
BLACK DIAMOND INSURANCE, INC.	Arizona	
BLACKCOMB MOUNTAIN DEVELOPMENT LTD.	British Columbia	
BLACKCOMB SKIING ENTERPRISES LIMITED PARTNERSHIP	British Columbia	
BLACKCOMB SKIING ENTERPRISES LTD.	British Columbia	
BLC OPERATORS, INC.	Pennsylvania	
BOOTH CREEK SKI HOLDINGS, INC.	Delaware	
BOSTON MILLS SKI RESORT, INC.	Ohio	BOSTON MILLS SKI RESORT
BOULDER VIEW TAVERN, INC.	Pennsylvania	
BRANDYWINE SKI RESORT, INC.	Ohio	
BRECKENRIDGE HOTEL MANAGEMENT COMPANY, LLC	Delaware	
BRECKENRIDGE RESORT PROPERTIES, INC.	Colorado	BRECKENRIDGE RESORT PROPERTIES VAIL RESORTS PROPERTY MANAGEMENT
BRECKENRIDGE TERRACE, LLC	Colorado	
CARINTHIA GROUP 1, LP	Vermont	
CARINTHIA GROUP 2, LP	Vermont	
CARINTHIA RESIDENTIAL PHASE 1, LP	Vermont	
CARINTHIA SKI LODGE LLC	Vermont	
CB COMMERCIAL PROPERTIES '07, LLC	Colorado	
COLORADO MOUNTAIN EXPRESS, INC.	Colorado	CME CME DESTINATIONS WEST CME PARTNERS CME PREMIER CMECOUPONS CMECOUPONS.COM COLORADO MOUNTAIN EXPRESS DESTINATIONS WEST EPIC MOUNTAIN EXPRESS GO CME GO COLORADO MOUNTAIN EXPRESS PREMIER VIP TRANSPORTATION RESORT EXPRESS ROCKY MOUNTAIN ART GUIDE ROCKY MOUNTAIN DINING GUIDE SKIER'S CONNECTION TRANSPORTATION MANAGEMENT SYSTEMS WHEELS OF FORTUNE
COLTER BAY CONVENIENCE STORE, LLC	Wyoming	
COLTER BAY GENERAL STORE, LLC	Wyoming	
CRANS-MONTANA FOOD AND BEVERAGE SA	Switzerland	

CRESTED BUTTE, LLC	Colorado	ATMOSPHERE BUTTE 66 BUTTE 66 BBQ ROADHOUSE CAMP CB CB CONFERENCE SERVICES CB MOUNTAIN SCHOOL CBMR LIFT TICKETS CBMR PROPERTIES CBMR SKI AND RIDE SCHOOL CBMR WHOLESALE DEPARTMENT COAL BREAKERS – CRESTED BUTTE MOUNTAIN RESORT CRESTED BUTTE DEVELOPMENT CORPORATION CRESTED BUTTE MOUNTAIN BIKE PARK CRESTED BUTTE MOUNTAIN RESORT CRESTED BUTTE RESORT CRESTED BUTTE SKI AREA CRESTED BUTTE SKI RENTAL CRESTED BUTTE TRAVEL CRESTED BUTTE VACATIONS CRESTED BUTTE WHOLESALE ELEVATION RETAIL GENERAL STORE – CBMR GRAND LODGE HOTEL GRAND LODGE RETAIL HALL OF FAME BAR & GRILL ICE BAR JEFE’S RESTAURANT KIDS WORLD – CBMR LODGE AT MOUNTAINEER SQUARE LOGO’D AT CB MOUNTAIN ADVENTURES OUTPOST CBMR OUTPOST—CBMR PARADISE RESORT COMMUNICATIONS RUSTICA CBMR RUSTICA—CBMR TEN PEAKS RESTAURANT THIN AIR SPORTS TRACKERS – CBMR TREASURY CENTER RENTALS ULEY’S CABIN WHITE ROOM WOODSTONE GRILL
CROTCHED MOUNTAIN PROPERTIES, LLC	New Hampshire	
CRYSTAL PEAK LODGE OF BRECKENRIDGE, INC.	Colorado	CRYSTAL PEAK LODGE
DELTRECS, INC.	Ohio	
DTPC, LLC	Delaware	DT PARK CITY HOTEL INTELLIGENTSIA ROOTS GRILL VERTICAL LOUNGE YARROW HOTEL
EPIC SHOP, LLC	Delaware	
EVER VAIL, LLC	Colorado	
FALLS CREEK SKI LIFTS PTY LTD	Australia	

FIRST CHAIR HOUSING TRUSTEE, LLC	Colorado	
FLAGG RANCH COMPANY	Colorado	
FOREST RIDGE HOLDINGS, INC.	Colorado	
FROSTY LAND, INC.	New York	
GARIBALDI LIFTS LTD.	British Columbia	
GILLETT BROADCASTING, INC.	Delaware	
GORE CREEK PLACE, LLC	Colorado	
GRAND TETON LODGE COMPANY	Wyoming	
GREAT NORTH REGIONAL CENTER, LLC	Vermont	
GREATER PARK CITY COMPANY	Utah	ALPINE SLIDE APRES SKI CLUB BASE AREA CAFETERIA GREATER PARK CITY CORPORATION KINDERSCHULE MOUNTAIN LOGO PARK CITY MOUNTAIN RESORT PARK CITY MOUNTAIN RESORT RENTAL SHOP PARK CITY SKI AREA PARK CITY SKI CORPORATION RUSTY NAIL SILVER PUTT PARK STEEPS RESTAURANT THE SNOW HUT THE SUMMIT HOUSE
GREATER PROPERTIES, INC.	Delaware	
GROS VENTRE UTILITY COMPANY	Wyoming	
HEAVENLY VALLEY, LIMITED PARTNERSHIP	Nevada	HEAVENLY MOUNTAIN RESORT KIRKWOOD INN KIRKWOOD MOUNTAIN RESORT KIRKWOOD SERVICE CENTER
HIDDEN VALLEY GOLF AND SKI, INC.	Missouri	HIDDEN VALLEY SKI AREA
HPK, LLC	Delaware	
HUNKIDORI LAND COMPANY, LLC	Colorado	
HUNTER MOUNTAIN ACQUISITION, INC.	Missouri	
HUNTER MOUNTAIN BASE LODGE, INC.	New York	
HUNTER MOUNTAIN FESTIVALS, LTD.	New York	
HUNTER MOUNTAIN RENTALS, LTD.	New York	
HUNTER MOUNTAIN SKI BOWL, INC.	New York	
HUNTER RESORT VACATIONS, INC.	New York	
HVLP KIRKWOOD SERVICES, LLC	California	
JACKSON HOLE GOLF AND TENNIS CLUB, INC.	Wyoming	
JACKSON LAKE LODGE CORPORATION	Wyoming	
JENNY LAKE LODGE, INC.	Wyoming	
JENNY LAKE STORE, LLC	Wyoming	
JFBB LQ, INC.	Pennsylvania	
JFBB SKI AREAS, INC.	Missouri	JACK FROST BIG BOULDER
KEYSTONE CONFERENCE SERVICES, INC.	Colorado	
KEYSTONE DEVELOPMENT SALES, INC.	Colorado	

KEYSTONE FOOD & BEVERAGE COMPANY	Colorado	9280' ALPENTOP DELI DERCUM SQUARE ICE RINK KEYSTONE CONFERENCE CENTER CORPORATION KEYSTONE CORPORATE CENTER CORPORATION KEYSTONE LODGE & SPA MINER'S CART ONE SKI HILL PLACE PIONEER CROSSING SEVENS RESTAURANT SNOW DRIFTER THE CROW'S NEST THE LOBBY BAR AT RIVER MOUNTAIN LODGE THE OVERLOOK
KEYSTONE RANCH WATER COMPANY	Colorado	
KEYSTONE RESORT PROPERTY MANAGEMENT COMPANY	Colorado	KEYSTONE CENTRAL RESERVATIONS KEYSTONE MOUNTAIN RESERVATIONS KEYSTONE PROPERTY MANAGEMENT
KEYSTONE/INTRAWEST, LLC	Delaware	KEYSTONE REAL ESTATE DEVELOPMENTS
KEYSTONE/INTRAWEST REAL ESTATE, LLC	Colorado	
LAKE TAHOE LODGING COMPANY	Colorado	
LBO HOLDING, INC.	Maine	ATTITASH ATTITASH BEAR PEAK RESORT ATTITASH GRAND SUMMIT HOTEL ATTITASH MOUNTAIN RESORT ATTITASH RESORT
LODGE PROPERTIES, INC.	Colorado	THE LODGE AT VAIL
MAD RIVER MOUNTAIN, INC.	Missouri	
MHSC DP PTY LTD	Australia	
MHSC HOTELS PTY LTD	Australia	
MHSC PROPERTIES PTY LTD	Australia	
MHSC TRANSPORTATION SERVICES PTY LTD	Australia	
MOUNT HOTHAM MANAGEMENT AND RESERVATION PTY LTD	Australia	
MOUNT HOTHAM SKIING COMPANY PTY LTD	Australia	
MOUNT SNOW DEVELOP AND BUILD LLC	Vermont	
MOUNT SNOW GP SERVICES, LLC	Vermont	
MOUNT SNOW LTD.	Vermont	1900' BURGER BLUEBIRD EXPRESS CARINTHIA CARINTHIA LODGE CARINTHIA MOUNT SNOW CARINTHIA PARKS MOUNT SNOW BIKE PARK MOUNT SNOW BLUEBIRD EXPRESS MOUNT SNOW CHILD CARE MOUNT SNOW REALTY MOUNT SNOW SKI AREA MOUNT SNOW SKI RESORT MOUNT SNOW SKI SHOP NATURESPA STATION TAP ROOM
MT CB REAL ESTATE, LLC	Colorado	
NATIONAL PARK HOSPITALITY COMPANY	Colorado	

NORTHSTAR GROUP COMMERCIAL PROPERTIES, LLC	Delaware	
NORTHSTAR GROUP RESTAURANT PROPERTIES, LLC	Delaware	
OKEMO LIMITED LIABILITY COMPANY	Vermont	OKEMO MOUNTAIN RESORT OKEMO MOUNTAIN SKI RENTAL AND REPAIR SHOP OKEMO RENTAL SERVICE OKEMO SKI AND RIDE SCHOOL OKEMO VALLEY NORDIC CENTER OKEMO VALLEY GOLF ACADEMY SNOW STARS SNOW TRACKS LEARNING CENTER THE ICE HOUSE THE MEETING HOUSE THE OKEMO DIFFERENCE THE SPA AT OKEMO THE SPORTS CENTER AT OKEMO THE TOLL GATE GARDEN
OKEMO MOUNTAIN FOOD AND BEVERAGE, INC.	Vermont	43 NORTH EPIC JACKSON GORE INN OKEMO TAP HOUSE ROBIN’S ROOST SIENA AT JACKSON GORE SKY BAR SMOKEY JOE’S GRILL SUGAR HOUSE AT OKEMO THE COLEMAN BROOK TAVERN THE CORNER STORE AT JACKSON GORE THE INN AT JACKSON GORE THE SITTING BULL LOUNGE VERMONT PIZZA AT OKEMO WILLIE DUNN’S GRILLE
ONE RIVER RUN, LLC	Colorado	
ONE SKI HILL PLACE, LLC	Colorado	
PAOLI PEAKS, INC.	Missouri	
PARK PROPERTIES, INC.	Delaware	
PEAK TO CREEK HOLDINGS CORP.	British Columbia	
PEAK TO CREEK LODGING COMPANY LTD.	British Columbia	LODGING OVATIONS
PEAK RESORTS, INC.	Missouri	
PERISHER BLUE PTY LIMITED	Australia	
PROPERTY MANAGEMENT ACQUISITION CORP., INC.	Colorado	ROCKY MOUNTAIN RESORT LODGING COMPANY
RCR VAIL, LLC	Colorado	ROCKY MOUNTAIN RESIDENCES, LLC
REMONTÉES MÉCANIQUES CRANS MONTANA AMINONA SA	Switzerland	
ROCKRESORTS ARRABELLE, LLC	Colorado	
ROCKRESORTS COSTA RICA S.R.L.	Costa Rica	
ROCKRESORTS DR, LLC	Delaware	
ROCKRESORTS INTERNATIONAL, LLC	Delaware	
ROCKRESORTS INTERNATIONAL MANAGEMENT COMPANY	Colorado	
ROCKRESORTS JAMAICA LIMITED	Jamaica	
ROCKRESORTS SKI TIP, LLC	Delaware	

ROCKRESORTS THIRD TURTLE, LTD.	Turks & Caicos Islands	
ROCKRESORTS, LLC	Delaware	
SKI LIBERTY OPERATING CORP.	Pennsylvania	
SKI ROUNDTOP OPERATING CORP.	Pennsylvania	
SLIFER SMITH & FRAMPTON/VAIL ASSOCIATES REAL ESTATE, LLC	Colorado	COLORADO LANDMARK REALTORS COLORADO LANDMARK INC. COLORADO LANDMARK, REALTORS COLORADO LANDMARK-MULTIPROP REALTY, INC PIQUET REALTY ROCKY MOUNTAIN LIFE SLIFER, SMITH & FRAMPTON REAL ESTATE SLIFER, SMITH & FRAMPTON/VAIL ASSOCIATES SLIFER, SMITH & FRAMPTON/VAIL ASSOCIATES LLC VAIL LIONSHEAD REAL ESTATE BROKERS VAIL-LIONSHEAD REAL ESTATE BROKERS VAIL-LIONSHEAD REAL ESTATE CO.
SNH DEVELOPMENT, INC.	Missouri	CROTCHED MOUNTAIN SKI AND RIDE AREA CROTCHED MOUNTAIN SKI AREA
SNOW CREEK, INC.	Missouri	
SNOW TIME ACQUISITION, INC.	Missouri	
SNOW TIME, INC.	Delaware	
SNOW TRUST	Australia	
SOHO DEVELOPMENT, LLC.	Colorado	

SSI VENTURE, INC.	Utah	ALL MOUNTAIN SPORTS ALTERNATIVE EDGE ASPEN SPORTS AT SNOWMASS ASPEN SPORTS LLC BEAVER CREEK FLY FISHER BEAVER CREEK SIGNATURE SHOP BICYCLE VILLAGE OF COLORADO BOARDER CROSS BOARDER CROSSING BOARDER X-ING BOOTSIE LACY B LLC BOULDER SKI AND BIKE BOULDER SKI AND BIKE DEALS BOULDER SKI DEALS BRECK SPORTS BRECKENRIDGE SPORTS BREEZE BREEZE SKI & SPORT BREEZE SKI RENTALS BUYSKIS.COM CB MOUNTAIN OUTFITTERS COLORADO SKI & GOLF COLORADO SKI AND BIKE COLORADO SNOWBOARDS COPPER MOUNTAIN SPORTS COPPER VILLAGE SPORTS CRESTED BUTTE RENTAL & DEMO CENTER DEPOT DEPOT SKI RENTALS EFLIN SPORTS EPIC MOUNTAIN GEAR EPIC MOUNTAIN RENTALS FRISCO SPORTS GORE CREEK FLY FISHERMAN GRAND WEST OUTFITTERS HAPPY THOUGHTS KEYSTONE SPORTS LIONSHEAD SPORTS LOGO'D AT GRAND LODGE MAIN STREET OUTLET MAX SNOWBOARD MOUNTAIN ADVENTURE CENTER MOUNTAIN BASICS MOUNTAIN SPORTS OUTLET MOUNTAINSPORT TELLURIDE ONE TRACK MIND PARK CITY MOUNTAIN SPORTS PEAK SPORTS RENTBOARDS.COM RENTSKIS GOLD RENTSKIS.COM RIVER RUN SPORTS ROCKY MOUNTAIN EYES AND TEES ROCKY MOUNTAIN EYES AND T'S ROCKY MOUNTAIN EYEWEAR ROCKY MOUNTAIN EYEWEAR LTD. "A SHADEY BUSINESS" SAN MIGUEL ANGLERS

SSI VENTURE, INC. (cont.)	Utah	SKI DEPOT SKI DEPOT RENTALS SKI DEPOT SPORTS SNOWMASS SPORT STALKER SPECIALTY SPORTS NETWORK SPECIALTY SPORTS VENTURE LLC STEAMBOAT SPORTS TAYLOR CREEK TAYLOR CREEK ANGLING SERVICES TAYLOR CREEK FLY SHOPS TAYLOR CREEK SPORTS TELLURIDE ADVENTURES TELLURIDE MOUNTAIN BIKE HEADQUARTERS LLC TELLURIDE MOUNTAINCRAFT LLC TELLURIDE SPORTS TEN MILE SPORTS THE DEPOT THE SKI DOCTOR VAIL FISHING GUIDES VAIL FLY-FISHING VAIL FLY-FISHING OUTFITTERS VAIL RESORTS RETAIL VAIL SPORTS VAIL SPORTS KIDS WINTER PARK SKI RENTALS WINTER PARK SKI SWAP WINTER PARK SPORTS WINTER PARK SWAP SHOP
SSV HOLDINGS, INC.	Colorado	NEVE SPORTS
SSV ONLINE LLC	Wisconsin	OUTDOOR OUTLET
SSV ONLINE HOLDINGS, INC.	Colorado	
STAGECOACH DEVELOPMENT, LLC	Nevada	
STAMPEDE CANTEEN, LLC	Wyoming	
SUMMIT SKI LIMITED	British Columbia	
SYCAMORE LAKE, INC.	Ohio	ALPINE VALLEY
TCRM COMPANY	Delaware	
TENDERFOOT SEASONAL HOUSING, LLC	Colorado	
THE CANYONS GOLF CLUB, LLC	Utah	
THE CHALETS AT THE LODGE AT VAIL, LLC	Colorado	THE LODGE AT VAIL CHALETS
THE GAME CREEK CLUB	Colorado	
THE SUNAPEE DIFFERENCE LLC	New Hampshire	MOUNT SUNAPEE RESORT MOUNT SUNAPEE SKI AREA MOUNT SUNAPEE SKI RENTALS

THE VAIL CORPORATION	Colorado	ARROWHEAD ALPINE CLUB ASPEN GROVE AVAIL ADVENTURE OUTFITTERS, LTD. BACHELOR GULCH BACHELOR GULCH CLUB BEAVER CREEK CLUB BEAVER CREEK RESORT GORE CREEK MINI GOLF PASSPORT CLUB PRATER LANE PLAY SCHOOL RED SKY GOLF CLUB RED SKY GOLF CLUB GUEST CLUBHOUSE PRO SHOP RED SKY GOLF CLUB MEMBER PRO SHOP THE ARRABELLE CLUB THE OSPREY AT BEAVER CREEK THE PASSPORT CLUBHOUSE AT GOLDEN PEAK THE YOUNGER GENERATION TV8 VAIL ASSOCIATES, INC. VAIL CONSULTANTS VAIL MOUNTAIN VAIL MOUNTAIN HIKING CENTER VAIL RESORTS MANAGEMENT COMPANY VAIL SNOWBOARD SUPPLY
THE VILLAGE AT BRECKENRIDGE ACQUISITION CORP., INC.	Colorado	BRECKENRIDGE CATTLE COMPANY BRECKENRIDGE MOUNTAIN LODGE CAFÉ BRECKENRIDGE GOLD STRIKE SALOON JAKE T. POUNDERS MAGGIE CAFETERIA MOUNTAIN THUNDER PROPERTY MANAGEMENT COMPANY PASTA COMPANY ROCKY MOUNTAIN RESORT LODGING THE VILLAGE AT BRECKENRIDGE THE VILLAGE AT BRECKENRIDGE RESORT VILLAGE PUB
TRIMONT LAND COMPANY	California	NORTHSTAR AT TAHOE RESORT NORTHSTAR CALIFORNIA
TRIPLE PEAKS LLC	Colorado	
VAIL ASSOCIATES HOLDINGS, LTD.	Colorado	
VAIL ASSOCIATES INVESTMENTS, INC.	Colorado	WARREN LAKES VENTURE, LTD.
VAIL ASSOCIATES REAL ESTATE, INC.	Colorado	
VAIL ASSOCIATES SCHOLARSHIP PROGRAM	Colorado	

VAIL FOOD SERVICES, INC.	Colorado	BISTRO 14 BUFFALOS ROADHOUSE GRILL CAMP 1, INC. EXTRA EXTRA FOX HOLLOW GOLF COURSE CLUBHOUSE GAME CREEK CLUB VILLAGE CLUBHOUSE GOLDEN PEAK GRILL GOLDEN PEAK RESTAURANT AND CANTINA IN THE DOG HAUS ONE ELK RESTAURANT RIPPEROO'S CORNER CAFÉ SALSA'S THE 10TH THE LIONS DEN BAR & GRILL TWO ELK RESTAURANT VAIL MOUNTAIN DINING COMPANY WAFFLE WAY WILDWOOD EXPRESS WILDWOOD SMOKEHOUSE WOK 'N ROLL 'N RICE, INC. WOK'N ROLL, INC.
VAIL HOLDINGS FINANCE B.V.	Netherlands	
VAIL HOLDINGS, INC.	Colorado	AD BROKERAGE, A DIVISION OF VAIL ASSOCIATES, INC. APRES LOUNGE AVON AT BEAVER CREEK AVON-VAIL COMPANY BEAVER CREEK ADVERTISING AGENCY BEAVER CREEK ANTIQUES, INC. BEAVER CREEK APARTMENTS, INC. BEAVER CREEK ART, INC. BEAVER CREEK AT AVON, INC. BEAVER CREEK AT VAIL, INC. BEAVER CREEK BACKPACKING, INC. BEAVER CREEK BAKERY, INC. BEAVER CREEK BAR, INC. BEAVER CREEK BARBERS, INC. BEAVER CREEK BICYCLES, INC. BEAVER CREEK BOOK AND POSTER SHOP, INC. BEAVER CREEK BOOK STORE, INC. BEAVER CREEK BOOKING AGENCY, INC. BEAVER CREEK BOOKING AND TICKET AGENCY, INC. BEAVER CREEK BOOKSTORE AND OFFICE SUPPLY, INC. BEAVER CREEK BUILDERS, INC. BEAVER CREEK BUS SERVICE, INC. BEAVER CREEK CAB, INC. BEAVER CREEK CABLE T V INC. BEAVER CREEK CAFÉ & LOUNGE, INC. BEAVER CREEK CAMERA, INC. BEAVER CREEK CHEESE SHOP, INC. BEAVER CREEK CINEMA, INC.

VAIL HOLDINGS, INC. (cont.)	Colorado	BEAVER CREEK CLEANERS, INC. BEAVER CREEK CLOTHING, INC. BEAVER CREEK CONDOMINIUM MANAGEMENT RENTAL, INC. BEAVER CREEK CONDOMINIUM RENTAL, INC. BEAVER CREEK CONDOMINIUMS AND LODGE, INC. BEAVER CREEK CONDOMINIUMS, INC. BEAVER CREEK CONDOTEL, INC. BEAVER CREEK CONFERENCE CENTER, INC. BEAVER CREEK CONSTRUCTION AND DEVELOPMENT, INC. BEAVER CREEK CONSTRUCTION COMPANY, INC. BEAVER CREEK CONSTRUCTION MANAGEMENT CONSULTANTS, INC. BEAVER CREEK CYCLE SHOP, INC. BEAVER CREEK DAIRY, INC. BEAVER CREEK DECORATING, INC. BEAVER CREEK DEPARTMENT STORE, INC. BEAVER CREEK DEVELOPMENT COMPANY, INC. BEAVER CREEK DISTRIBUTING, INC. BEAVER CREEK DRUGS, INC. BEAVER CREEK DRUGSTORE, INC. BEAVER CREEK DRY CLEANERS, INC. BEAVER CREEK ELECTRIC, INC. BEAVER CREEK ENGINEERS, INC. BEAVER CREEK EQUESTRIAN CENTER BEAVER CREEK FILLING STATION, INC. BEAVER CREEK FIREWOOD, INC. BEAVER CREEK FLORISTS, INC. BEAVER CREEK FLYING SERVICE, INC. BEAVER CREEK FOOD STORE, INC. BEAVER CREEK GALLERIES, INC. BEAVER CREEK GAS STATION, INC. BEAVER CREEK GENERAL CONTRACTORS, INC. BEAVER CREEK GIFT SHOP, INC. BEAVER CREEK GOLF AND TENNIS CLUB BEAVER CREEK GOLF CLUB BEAVER CREEK GOLF CLUB BAR & GRILL BEAVER CREEK GROCERY, INC. BEAVER CREEK GUIDES BEAVER CREEK HARDWARE, INC. BEAVER CREEK HEALTH SPA, INC. BEAVER CREEK HEATING & PLUMBING, INC. BEAVER CREEK HOSTESSES, INC. BEAVER CREEK HOTEL COMPANY, INC. BEAVER CREEK INTERIOR DESIGN, INC. BEAVER CREEK JEEP GUIDES BEAVER CREEK JEWELERS, INC. BEAVER CREEK JOURNAL, INC. BEAVER CREEK LANDSCAPING AND SNOWPLOWING, INC. BEAVER CREEK LAUNDROMAT, INC.

VAIL HOLDINGS, INC. (cont.)	Colorado	BEAVER CREEK LIMOUSINE SERVICE, INC. BEAVER CREEK LIQUOR AND WINE SHOP, INC. BEAVER CREEK LIQUOR STORE, INC. BEAVER CREEK LIQUORS, INC. BEAVER CREEK LODGE AND CONFERENCE CENTER, INC. BEAVER CREEK MAINTENANCE AND REPAIR, INC. BEAVER CREEK MARKET, INC. BEAVER CREEK MARKETING ASSOCIATION, INC. BEAVER CREEK MEADOWS, INC. BEAVER CREEK MERCHANTS ASSOCIATION BEAVER CREEK MOBILE COURT, INC. BEAVER CREEK MOBILE HOME PARK, INC. BEAVER CREEK MOTEL, INC. BEAVER CREEK MOTOR LODGE, INC. BEAVER CREEK MOUNTAIN CORPORATION BEAVER CREEK MOUNTAINEERING, INC. BEAVER CREEK NEWS AGENCY, INC. BEAVER CREEK NEWS, INC. BEAVER CREEK OUTDOOR CLUB, INC. BEAVER CREEK PAINTING, INC. BEAVER CREEK PHARMACY, INC. BEAVER CREEK PHOTOGRAPHY, INC. BEAVER CREEK PIZZA, INC. BEAVER CREEK PLANTERS, INC. BEAVER CREEK PRINTERY, INC. BEAVER CREEK PRINTING AND SECRETARIAL SERVICE, INC. BEAVER CREEK PUB, INC. BEAVER CREEK RANCH, INC. BEAVER CREEK REAL ESTATE, INC. BEAVER CREEK REALTY AND MANAGEMENT, INC. BEAVER CREEK RECREATION AREA, INC. BEAVER CREEK RENTALS, INC. BEAVER CREEK RESERVATION SERVICE BEAVER CREEK RESORT AND CONFERENCE CENTER, INC. BEAVER CREEK RESORT AND TENNIS CLUB BEAVER CREEK RESORT ASSOCIATION BEAVER CREEK RESTAURANT, INC. BEAVER CREEK SALES, INC. BEAVER CREEK SALOON, INC. BEAVER CREEK SECURITY BEAVER CREEK SERVICE CORPORATION BEAVER CREEK SERVICE STATION, INC. BEAVER CREEK SKI AND MOUNTAINEERING, INC. BEAVER CREEK SKI AND SPORTS BEAVER CREEK SKI AREA BEAVER CREEK SKI CLUB, INC. BEAVER CREEK SKI CORPORATION

VAIL HOLDINGS, INC. (cont.)	Colorado	BEAVER CREEK SKI PATROL BEAVER CREEK SKI RENTAL BEAVER CREEK SKI REPAIR BEAVER CREEK SKI RESORT BEAVER CREEK SKI SCHOOL BEAVER CREEK SKI SERVICE, INC. BEAVER CREEK SKI SHOPS BEAVER CREEK SKI TOURING, INC. BEAVER CREEK SKIING CORPORATION BEAVER CREEK SNOWPLOWING, INC. BEAVER CREEK SPIRITS, INC. BEAVER CREEK SPORT SHOP BEAVER CREEK SPORTING GOODS BEAVER CREEK SPORTS BEAVER CREEK STEAK HOUSE, INC. BEAVER CREEK SYSTEMS, INC. BEAVER CREEK T V, INC. BEAVER CREEK TAXI SERVICE, INC. BEAVER CREEK TENNIS CLUB BEAVER CREEK TOWING, INC. BEAVER CREEK TRADING POST, INC. BEAVER CREEK TRADING, INC. BEAVER CREEK TRAILER PARK, INC. BEAVER CREEK TRANSPORTATION CORPORATION BEAVER CREEK TRAVEL AGENCY, INC. BEAVER CREEK TRAVEL SERVICE, INC. BEAVER CREEK VACATION RESORT BEAVER CREEK VALLEY ASSOCIATION, INC. BEAVER CREEK VILLAGER, INC. BEAVER CREEK VISITORS SERVICE, INC. BEAVER CREEKSIDE BEAVER CREEK-VAIL COMPANY BEAVER-VAIL DEVELOPMENT CORPORATION EAGLE RESIDENCES EXTREMELY VAIL, INC. FOOD STORE AT BEAVER CREEK, INC. GAME CREEK CLUB LODGE AT BEAVER CREEK MERIDIAN GROUP JOINT VENTURE, LTD. PLAZA LODGE AT BEAVER CREEK THE ADVENTURE COMPANY, INC. THE BEAVER TAIL, INC. THE ENCLAVE RESTAURANT THE INN AT BEAVER CREEK TRAIL’S END BAR VAIL ASSOCIATES DEVELOPMENT CORPORATION VAIL ASSOCIATES VENTURES, INC. VAIL BEAVER CREEK REAL ESTATE VAIL MOUNTAIN CLUB VAIL MOUNTAIN RESORT VAIL MOUNTAIN RESORT AND CONFERENCE CENTER VAIL PRODUCTIONS VAIL/BEAVER CREEK CENTRAL RESERVATIONS

VAIL HOLDINGS, INC. (cont.)	Colorado	VAIL/BROADMOOR, INC. VAIL/JAPAN ENTERPRISES, INC. VAIL-AVON COMPANY VAIL-BEAVER CREEK COMPANY WILDWOOD SHELTER
VAIL HOTEL MANAGEMENT COMPANY, LLC	Colorado	
VAIL RESORTS DEVELOPMENT COMPANY	Colorado	VAIL ASSOCIATES REAL ESTATE GROUP
VAIL RESORTS LODGING COMPANY, INC.	Delaware	PARK CITY RENTAL MANAGEMENT COMPANY VAIL RESORTS HOSPITALITY
VAIL RR, INC.	Colorado	
VAIL SUMMIT RESORTS, INC.	Colorado	BEAVER CREEK VILLAGE TRAVEL BRECKENRIDGE HOSPITALITY BRECKENRIDGE LODGING & HOSPITALITY BRECKENRIDGE MOUNTAIN RESORT BRECKENRIDGE PROPERTY MANAGEMENT BRECKENRIDGE SKI RESORT BRECKENRIDGE SKI RESORT CORPORATION COLORADO VACATIONS KEYSTONE CONFERENCE CENTER KEYSTONE LODGE & SPA KEYSTONE LODGING & HOSPITALITY KEYSTONE RESORT KEYSTONE RESORT, INC. KEYSTONE STABLES KEYSTONE TRAVEL RALSTON RESORTS, INC. RESERVATIONS FOR THE SUMMIT ROCKY MOUNTAIN RESORT VACATIONS ROCKY MOUNTAIN SKI CONSOLIDATORS VAIL/BEAVER CREEK CENTRAL RESERVATIONS VAIL/BEAVER CREEK RESERVATIONS, INC. VAIL/BEAVER CREEK TRAVEL
VAIL TRADEMARKS, INC.	Colorado	VAIL RESORTS TRADEMARKS, INC.
VAIL/ARROWHEAD, INC.	Colorado	
VAIL/BEAVER CREEK RESORT PROPERTIES, INC.	Colorado	ARROWHEAD PROPERTY MANAGEMENT COMPANY BACHELOR GULCH PROPERTY MANAGEMENT COMPANY BEAVER CREEK RESORT PROPERTIES BEAVER CREEK TENNIS CENTER PARK PLAZA RENTAL RESERVATIONS PARK PLAZA RESERVATIONS, INC. TRAPPER'S CABIN VAIL PROPERTY MANAGEMENT
VAMHC, INC.	Colorado	
VR ACQUISITION, INC.	California	
VR AUSTRALIA HOLDINGS PTY LTD	Australia	

VR CPC HOLDINGS, INC.	Delaware	CANYONS GOLF COURSE BEVERAGE CARTS COBRA DOG SHACK JUPITER JAVA KRISTI'S COFFEE CAFÉ LEGACY LODGE LEGACY SPORTS LEGENDS AT THE RESORT MID MOUNTAIN MINER'S CAMP RESTAURANT PARK CITY MOUNTAIN PARK CITY MOUNTAIN RESORT PARK CITY RESORT SNOW HUT SUMMIT HOUSE THE CANYONS
VR CPC SERVICES, LLC	Delaware	
VR HEAVENLY CONCESSIONS, INC.	California	
VR HEAVENLY I, INC.	Colorado	
VR HEAVENLY II, INC.	Colorado	
VR HOLDINGS, INC.	Colorado	
VR NE HOLDINGS, LLC	Delaware	JACKSON GORE VILLAGE JACKSON GORE VILLAGE RENTALS JACKSON GORE VILLAGE SPORT AND FITNESS CENTER
VR NW HOLDINGS, INC.	Delaware	
VR PA HOLDINGS, INC.	Pennsylvania	
VR US HOLDINGS, INC.	Delaware	AFTON ALPS AFTON ALPS RESORT BRUHN'S MT. BRIGHTON MT. BRIGHTON RESORT ONE CREEK MOUNTAIN GRILL SKI HILL GRILL THE TRUCK
VR US HOLDINGS II, LLC	Delaware	ADVENTURE CENTER ADVENTURE OUTFITTERS ALL MOUNTAIN PROGRAM (AMP) CHILDREN'S ADVENTURE CENTER CLIFF HOUSE RESTAURANT FIRST CHAIR ALPINE FRONT FOUR DEMO CENTER FRONT FOUR RENTALS FRONT FOUR SPORTS GEAR ZONE GONDOLA CAFÉ GREAT ROOM GRILL INSIDER'S GUIDE TO STOWE LODGE AT MT. MANSFIELD LODGE AT STOWE MOUNTAIN RESORT MANSFIELD CROSS-COUNTRY SKI CENTER MANSFIELD SPORT SHOPS MIDWAY CAFÉ MIDWAY LODGE MIGHTYBUSTERS MINIBUSTERS MOUNT MANSFIELD LODGE AT LONG TRAIL

VR US HOLDINGS II, LLC (cont.)	Delaware	MOUNTAIN CLINIC MT. MANSFIELD BASE LODGE MT. MANSFIELD LODGE MT. MANSFIELD SKI PATROL MT. MANSFIELD SPORTS OCTAGON CAFETERIA SLOPESIDE MARKET SPRUCE BASE CAMP SPRUCE CAMP SPRUCE CAMP BAR SPRUCE CAMP BASE LODGE SPRUCE LODGE AT MOUNT MANSFIELD SPRUCE PEAK SPORTS STAY TUNED STOWE ADVENTURE CENTER STOWE BASE CAMP STOWE BYPASS STOWE FOR STARTERS STOWE INSIDER GUIDE STOWE ROCKS! STOWE SPRUCE BASE LODGE STOWE TOYS STOWE, NATURALLY VERMONT'S BEST STOWEBUSTERS STOWE'S MIDWAY CAFÉ STOWKED SUMMER ADVENTURE CAMP THE CANTEEN RESTAURANT THE INN AT THE MOUNTAIN THE MANSFIELD CLUB THE SMUGGLER'S DEN THE STOWE MOUNTAIN RESORT THE STOWE SHOP THE WAFFLE TOLL HOUSE CONFERENCE CENTER TRAILBLAZERS TREETOP ADVENTURE ZIPTOUR ADVENTURE
VR WM HOLDINGS, LLC	Delaware	MT. BRIGHTON RESORT WILMOT MOUNTAIN WILMOT MOUNTAIN RESORT WILMOT MOUNTAIN SKI RESORT
VRSS HOLDINGS, LLC	Delaware	LAUREL MOUNTAIN RESORT
VRV AUSTRALIA PTY LTD	Australia	
WB LAND INC.	British Columbia	
WB LAND (CREEKSIDE SNOW SCHOOL) INC.	British Columbia	
WB/T DEVELOPMENT LTD.	British Columbia	
WC ACQUISITION CORP.	New Hampshire	
WEST LAKE WATER PROJECT, LLC	Vermont	
WHISTLER & BLACKCOMB MOUNTAIN RESORTS LIMITED	British Columbia	
WHISTLER ALPINE CLUB INC.	British Columbia	
WHISTLER BLACKCOMB EMPLOYMENT CORP.	British Columbia	
WHISTLER BLACKCOMB GENERAL PARTNER LTD.	British Columbia	
WHISTLER BLACKCOMB HOLDINGS INC. (f/k/a 1068877 BC Ltd.)	British Columbia	
WHISTLER HELI-SKIING LTD.	British Columbia	

WHISTLER MOUNTAIN RESORT LIMITED PARTNERSHIP	British Columbia	
WHISTLER SKI SCHOOL LTD.	British Columbia	
WHISTLER/BLACKCOMB MOUNTAIN EMPLOYEE HOUSING LTD.	British Columbia	
WHITETAIL MOUNTAIN OPERATING CORP.	Pennsylvania	

[1]Includes only those entities owned 50% or greater.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-145934, 333-169552, 333-208357, and 333-283691) of Vail Resorts, Inc. of our report dated September 28, 2026 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/PricewaterhouseCoopers LLP

Denver, Colorado
September 28, 2026

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Robert A. Katz, certify that:

1. I have reviewed this annual report on Form 10-K of Vail Resorts, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2026

/s/ ROBERT A. KATZ

Robert A. Katz
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Angela A. Korch, certify that:

1. I have reviewed this annual report on Form 10-K of Vail Resorts, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2026

/s/ ANGELA A. KORCH
Angela A. Korch
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
AND THE CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned hereby certifies in their capacity as an officer of Vail Resorts, Inc. (the "Company") that the Company's Annual Report on Form 10-K for the year ended July 31, 2026 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Report fairly presents, in all material respects, the financial condition and the results of operations of the Company at the end of and for the periods covered by such Report.

Date: September 28, 2026

/s/ ROBERT A. KATZ
Robert A. Katz
Chief Executive Officer

Date: September 28, 2026

/s/ ANGELA A. KORCH
Angela A. Korch
Executive Vice President and Chief Financial Officer

This certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is not a part of the Form 10-K to which it refers, and is, to the extent permitted by law, provided by each of the above signatories to the extent of his respective knowledge. This certification is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Vail Resorts, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to Vail Resorts, Inc. and will be furnished to the Securities and Exchange Commission or its staff upon request.